Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted with the Securities and Exchange Commission on October 24, 2019.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Albertsons Companies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5411	47-4376911
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

250 Parkcenter Blvd.

Boise, ID 83706

(208) 395-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert A. Gordon, Esq.

Executive Vice President and General Counsel

Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, ID 83706

(208) 395-6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart D. Freedman, Esq. Antonio L. Diaz-Albertini, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Phone: (212) 756-2000 Fax: (212) 593-5955	William J. Miller, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 Phone: (212) 701-3000 Fax: (212) 378-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)(4)
Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase from the registrant.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(4)

An aggregate registration fee of $11,620 in respect of shares of the registrant’s common stock was previously paid on July 8, 2015 in connection with the registration statement on Form S-1 (No. 333-205546). Additionally, an aggregate registration fee of $202,188 in respect of shares of the registrant’s common stock was previously paid on September 25, 2015 in connection with Pre-Effective Amendment No. 2 to the registration statement on Form S-1 (No. 333-205546). Additionally, an aggregate registration fee of $13,091 in respect of shares of the registrant’s common stock was previously paid on October 2, 2015 in connection with Pre-Effective Amendment No. 3 to the registration statement on Form S-1 (No. 333-205546). Thus, the aggregate filing fee associated with the registrant in connection with the registration statement on Form S-1 (No. 333-205546) was $226,899. The registrant withdrew the registration statement on Form S-1 (No. 333-205546) by filing a Form RW on April 6, 2018. The withdrawn registration statement on Form S-1 (No. 333-205546) was not declared effective, and no securities were sold thereunder. Pursuant to Rule 457(p), the registrant utilized $225,641 previously paid in connection with the withdrawn registration statement on Form S-1 to offset the filing fee in respect of shares of the registrant’s common stock in connection with the registration statement on Form S-4 (No. 333-224169) filed with the Securities and Exchange Commission on April 6, 2018. The registrant terminated the offering and, on August 9, 2018, filed a Post-Effective Amendment No. 1 to Form S-4 (No. 333-224169), which Post-Effective Amendment No. 1 to Form S-4 was declared effective on August 14, 2018, to deregister any and all securities registered but unsold or otherwise unissued under the registration statement on Form S-4. Pursuant to Rule 457(p), the registrant hereby offsets $226,899 of the filing fee previously paid in connection with the withdrawn registration statement on Form S-1, of which $225,641 was used to offset the filing fee paid in connection with the terminated offering pursuant to the registration statement on Form S-4, against the filing fee for this registration statement on Form S-1.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                    , 20    .

         Shares

Albertsons Companies, Inc.

Common Stock

This is an initial public offering of shares of common stock of Albertsons Companies, Inc. The selling stockholders named in this prospectus are selling                shares of our common stock. All of the shares of common stock are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $                and $                . We will apply to list the common stock on the New York Stock Exchange, or NYSE, under the symbol “                .”

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 20 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to selling stockholders(1)	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters may also purchase up to an additional                shares of common stock from the selling stockholders, at the initial public offering price, less the underwriting discount and commissions, within 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional common stock.

The underwriters expect to deliver the shares against payment on or about                , 20    .

The date of this prospectus is                    , 20    .

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies

Albertsons
Market Street

Locally great. Nationally strong.

PAVILIONS VONS Albertsons SAFEWAY Randalls ACME

Amigos Jewel Osco shaw's CARRS Tom Thumb United supermarkets Albertsons market

Haggen Market Street star market Andronico's Community Markets SAFEWAY community markets United Express Lucky

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Until                , 20     (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless indicated otherwise, the information included in this prospectus assumes that (i) the shares of common stock to be sold in this offering are sold at $             per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus and (ii) all shares offered by the selling stockholders in this offering are sold (other than pursuant to the underwriters’ option to purchase additional shares described herein).

We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

i

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

DEFINITIONS

Unless otherwise indicated or as the context otherwise requires, a reference in this prospectus to:

•	“ACI” refers to Albertsons Companies, Inc., a Delaware corporation;

•

“ACI Institutional Investors” refers to Klaff Realty, L.P., Schottenstein Stores Corp., Lubert-Adler Partners, L.P. and Kimco Realty Corporation, and each of their respective controlled affiliates and investment funds;

•	“Albertsons” refers to Albertson’s LLC, a Delaware limited liability company and a wholly-owned subsidiary of ACI;

•	“Cerberus” refers to Cerberus Capital Management, L.P., a Delaware limited partnership, and investment funds and accounts managed by it and its affiliates;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

•	“GAAP” refers to accounting principles generally accepted in the United States of America;

•	“NALP” refers to New Albertsons L.P., a Delaware limited partnership and a wholly-owned subsidiary of ACI;

•	“Safeway” refers to Safeway Inc., a Delaware corporation and a wholly-owned subsidiary of ACI;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the U.S. Securities Act of 1933, as amended;

•	“Sponsors” refers to Cerberus, the ACI Institutional Investors and their respective controlled affiliates and investment funds; and

•	“we,” “our” and “us” refers to ACI and its direct or indirect subsidiaries.

EXPLANATORY NOTE

ACI is a Delaware corporation. AB Acquisition LLC (“AB Acquisition”) is a Delaware limited liability company. ACI was formed for the purpose of reorganizing the organizational structure of AB Acquisition and its direct and indirect consolidated subsidiaries. Prior to December 3, 2017, ACI had no material assets or operations. On December 3, 2017, Albertsons Companies, LLC, a Delaware limited liability company, and its parent, AB Acquisition, completed a reorganization of their legal entity structure whereby the existing equityholders of AB Acquisition each contributed their equity interests in AB Acquisition to Albertsons Investor Holdings LLC (“Albertsons Investor”) or KIM ACI, LLC (“KIM ACI”). In exchange, equityholders received a proportionate share of units in Albertsons Investor and KIM ACI, respectively. Albertsons Investor and KIM ACI then contributed all of the equity interests they received to ACI in exchange for common stock issued by ACI. As a result, Albertsons Investor and KIM ACI became the parents of ACI, owning all of the outstanding common stock of ACI, with AB Acquisition and its subsidiary, Albertsons Companies, LLC, becoming wholly-owned subsidiaries of ACI. On February 25, 2018, Albertsons Companies, LLC, merged with and into ACI, with ACI as the surviving corporation (the “ACI Reorganization Transactions”). Prior to February 25, 2018, substantially all of the assets and operations of ACI were those of its subsidiary, Albertsons Companies, LLC. In connection with, and prior to the closing of, this offering, Albertsons Investor and KIM ACI will distribute all common stock of ACI held by them to their respective equityholders (the “Distribution”). As a result, Albertsons Investor and KIM ACI will no longer be the stockholders of ACI.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

BASIS OF PRESENTATION

Except as otherwise noted herein, the consolidated financial statements and consolidated financial data included in this prospectus are those of ACI and its consolidated subsidiaries.

We use a 52 or 53 week fiscal year ending on the last Saturday in February each year. Our first quarter consists of 16 weeks, and our second, third and fourth quarters generally consist of 12 weeks. For ease of reference, unless the context otherwise indicates, we identify our fiscal years in this prospectus by reference to the calendar year of the first day of such fiscal year. The fiscal years ended February 23, 2019 (“fiscal 2018”), February 24, 2018 (“fiscal 2017”), February 25, 2017 (“fiscal 2016”) and February 27, 2016 (“fiscal 2015”) included and the fiscal year ending February 27, 2021 (“fiscal 2020”) will include 52 weeks. The fiscal year ended February 28, 2015 (“fiscal 2014”) consisted of and the fiscal year ending February 29, 2020 (“fiscal 2019”) will consist of 53 weeks.

IDENTICAL SALES

As used in this prospectus, the term “identical sales” includes stores operating during the same period in both the current fiscal year and the prior fiscal year, comparing sales on a daily basis. Direct to consumer internet sales are included in identical sales and fuel sales are excluded from identical sales. Fiscal 2019 is compared with fiscal 2018, fiscal 2018 is compared with fiscal 2017, fiscal 2017 is compared with fiscal 2016 and fiscal 2016 is compared with fiscal 2015. On an actual basis, acquired stores become identical on the one-year anniversary date of their acquisition. Stores that are open during remodeling are included in identical sales.

TRADEMARKS AND TRADE NAMES

This prospectus includes certain of ACI’s trademarks and trade names, which are protected under applicable intellectual property laws and are the property of ACI and its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of ACI by, these other parties.

MARKET, INDUSTRY AND OTHER DATA AND APPRAISALS

This prospectus includes market and industry data and outlook, which are based on publicly available information, reports from government agencies, reports by market research firms and/or our own estimates based on our management’s knowledge of and experience in the markets and businesses in which we operate. We believe this information to be reasonable based on the information available to us as of the date of this prospectus. However, we have not independently verified market and industry data from third-party sources. Historical information regarding supermarket and grocery industry revenues, including online grocery revenues, was obtained from IBISWorld. Forecasts regarding Food-at-Home inflation were obtained from the U.S. Department of Agriculture. Information with respect to our market share was obtained from Nielsen ACView All Outlets Combined (Food, Mass and Dollar but excluding Drug). U.S. Gross Domestic Product (GDP) was obtained from the Bureau of Economic Analysis. This information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, market conditions, customer preferences and the competitive landscape can and do change significantly. As a result, you should be aware that the market and industry data included in this prospectus and our estimates and beliefs based on such data may not be reliable. We have not verified the accuracy of such industry and market data.

In addition, the market value reported in the appraisals of the properties described herein are an estimate of value, as of the date stated in each appraisal. The appraisals were subject to the following assumption: the estimate of market value as is, is based on the assumption that the existing occupant/user remains in occupancy in the foreseeable future, commensurate with the typical tenure of a user of this type, and is paying market rent as of the effective date of appraisal. Changes since the appraisal date in external and market factors or in the property itself can significantly affect the conclusions. As an opinion, the reported values are not necessarily a measure of current market value and may not reflect the amount which would be received if the property were sold today. While we and the underwriters are not aware of any misstatements regarding any appraisals, market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

NON-GAAP FINANCIAL MEASURES

As used in this prospectus, (i) EBITDA is defined as GAAP earnings (net income (loss)) before interest, income taxes, depreciation and amortization, (ii) Adjusted EBITDA is defined as GAAP earnings (net income (loss)) before interest, income taxes, depreciation, and amortization, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance, (iii) Adjusted Net Income is defined as GAAP net income (loss) adjusted to eliminate the effects of items management does not consider in assessing ongoing performance, (iv) Free Cash Flow is defined as Adjusted EBITDA less capital expenditures, (v) Net Debt is defined as total debt (which includes finance lease obligations and is net of deferred financing costs and original issue discount) minus cash and cash equivalents and (vi) Net Debt Ratio is defined as the ratio of Net Debt to Adjusted EBITDA for the rolling 52 or 53 week period.

EBITDA, Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, Net Debt and Net Debt Ratio (collectively, the “Non-GAAP Measures”) are performance measures that provide supplemental information management believes is useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe the Non-GAAP Measures, as applicable, provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. We also use Adjusted EBITDA, as further adjusted for additional items defined in our debt instruments, for board of director and bank compliance reporting. For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see “Prospectus Summary—Summary Consolidated Historical Financial and Other Data.”

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Non-GAAP Measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	Non-GAAP Measures do not reflect certain one-time or non-recurring cash costs to achieve anticipated synergies;

•	Non-GAAP Measures do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA and Adjusted EBITDA do not reflect income taxes or the cash payments related to income tax obligations;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA and, with respect to acquired intangible assets, Adjusted Net Income, do not reflect any cash requirements for such replacements;

•	Non-GAAP Measures are adjusted for certain non-recurring and non-cash income or expense items that are reflected in our statements of operations;

•	Non-GAAP Measures, other than Free Cash Flow, do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, Non-GAAP Measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP Measures only for supplemental purposes. See our consolidated financial statements included elsewhere in this prospectus.

v

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider the matters described under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Unless the context otherwise requires, the terms “ACI,” “the Company,” “we,” “us” and “our” refer to Albertsons Companies, Inc. and its consolidated subsidiaries.

OUR COMPANY

We are one of the largest food retailers in the United States, with 2,262 stores across 34 states and the District of Columbia. We operate a portfolio of stores, under 20 iconic banners, with prime retail locations and leading market share in attractive and growing geographies. We hold a #1 or #2 position by market share in 68% of the 120 metropolitan statistical areas (“MSAs”) in which we operate. Within each of the geographies in which we operate, we have a variety of store sizes and aim to provide a destination shopping experience, as we tailor our offerings to the local demographics, including value-oriented, premium and ethnic preferences. Our portfolio of well-located, full service stores provides the backbone of our rapidly growing eCommerce business, through which we offer Drive Up & Go curbside pickup, home delivery and rush delivery. Our go-to-market strategy is focused on a differentiated customer experience across our stores, our just for U loyalty program and comprehensive online capabilities to drive purchase frequency, basket size and customer satisfaction and retention. Our differentiated customer experience emphasizes fresh, organic and locally sourced items among our product offerings as well as our $12.5 billion Own Brands portfolio that drives loyalty, sales growth and margin. We believe that our operating structure empowers decision making at the local level to better serve customers in their communities while offering significant corporate support by leveraging an organization with more than $60 billion in sales and national scale.

Our Company has grown through a series of transformational acquisitions over the last six years, resulting in our ownership of 20 store banners with rich local heritage. In 2015, we merged with Safeway, from which we realized approximately $823 million of run-rate synergies, on-time and ahead of target. We have implemented best practices across the enterprise to allow the realization of significant efficiencies. Our ongoing financial momentum in both identical sales and Adjusted EBITDA also reflects the benefits from our investments and initiatives to differentiate our customer experience and further enhance the productivity of our store base. We continue to sharpen our in-store execution and have expanded our omni-channel capabilities, enabling us to connect with our customers where, when and how they want to shop with us. We increased capital investment in our business, deploying over $6.7 billion of capital expenditures beginning with fiscal 2015, including the $1.45 billion we expect to spend in fiscal 2019, to build new stores, upgrade existing locations with an emphasis on fresh, value-added features and enhance our digital capabilities.

We are currently in the process of implementing cost reduction and productivity initiatives that we expect to reinvest into the business and drive growth. These initiatives include procurement, indirect spend and operational efficiencies such as shrink management, general and administrative discipline and labor and working capital productivity. We have also enhanced our management team, adding executives with complementary backgrounds to position us well for the future.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Locally Great, Nationally Strong

Our 20 iconic banners include Albertsons, Safeway, Vons, Pavilions, Randalls, Tom Thumb, Carrs, Jewel-Osco, Acme, Shaw’s, Star Market, United Supermarkets, Market Street and Haggen. We have approximately 270,000 talented and dedicated employees serving on average 34 million customers each week. With more than 18 million registered loyalty members, we believe we have a comprehensive understanding of our core shoppers. Harnessing the data from our just for U loyalty program, we engage directly with our customers through a variety of digital media channels and digital offers, through which we generate over 400 million personalized promotions per week to drive customer retention and increase spend.

Together, our recent operational initiatives are driving positive financial momentum. We realized strong financial performance in fiscal 2018, generating net sales of $60.5 billion, Adjusted EBITDA of $2.7 billion and Free Cash Flow of $1.4 billion. We have achieved seven consecutive quarters of positive identical sales, and annual Adjusted EBITDA grew from $2.4 billion in fiscal 2017 to $2.7 billion in fiscal 2018. For the 28 weeks ended September 7, 2019, we generated net sales of $32.9 billion, Adjusted EBITDA of $1.44 billion and Free Cash Flow of $728.1 million compared to net sales of $32.7 billion, Adjusted EBITDA of $1.36 billion and Free Cash Flow of $733.2 million for the 28 weeks ended September 8, 2018.

We have reduced our outstanding Net Debt by approximately $2.9 billion since the end of fiscal 2017 and our Net Debt Ratio decreased from 4.7x as of the end of fiscal 2017 to 2.9x as of the end of the second quarter of fiscal 2019.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

DRIVERS OF CURRENT MOMENTUM

We are focused on running the best stores, driving engagement with our customers through our well-established loyalty program, providing excellent customer service and growing our easy-to-use eCommerce business. Our current momentum has been driven in part by the following:

Successfully Completed Safeway Integration.    Since closing the merger with Safeway on January 30, 2015, the integration of the Safeway platform was a priority. We have completed the significant task of integrating systems and converting stores and distribution centers to one common technology platform, giving us greater transparency and compatibility across our network. The combination has also led to shared best practices integrated across the entire enterprise. For example, we now offer fresh-cut fruits and vegetables and expanded offerings in butcher block meat and seafood, which are Albertsons practices, across our stores. We also rolled out Safeway’s expansive wine assortments, differentiated floral programs and leading just for U loyalty program throughout the enterprise. Having one chain-wide loyalty program is integral to the business as it provides a deeper understanding of our customer base. We achieved approximately $823 million in annual run-rate synergies as of the end of fiscal 2018 which exceeded our initial synergy target of approximately $800 million. We have invested a portion of these synergies into the business through selective investments in price and service, in-store upgrades and accelerating the growth of our digital and online offerings and technology platforms.

Sharpened In-Store Execution.    We have taken steps to improve in-store execution in order to achieve dual objectives of enhancing the customer experience and driving profitable growth. Since the beginning of fiscal 2017, we have remerchandised over 700 stores to increase the variety of items and Own Brands penetration in categories such as natural, organic, specialty, healthy and ethnic foods, as we reallocate space to growth categories. This activity coupled with our robust remodel program has also allowed us to update aisle adjacencies and store flows to ease shopping patterns throughout the store. We deployed incremental self-checkout units in over 245 stores during the first two quarters of fiscal 2019. These units were installed at the request of many customers and help reduce wait time during the checkout process. In addition, everyday store operations have continued to improve as our associates have become more familiar with our fully converted and integrated systems, leading to greater operational clarity.

Built Out Leading Omni-Channel Capabilities.    We have continued to enhance our capabilities to meet the growing customer demand for convenience and flexibility in order to serve customers where, when and how they shop. We developed capabilities to offer Drive Up & Go curbside pickup service beginning in fiscal 2017 and expanded Safeway’s home delivery network across the Company. We also collaborated with third-parties, including Instacart, for rush delivery as well as with Grubhub and UberEats for delivery of our prepared and “ready-to-eat” offerings from our stores. We now offer home delivery services in over 2,000 of our stores and 11 of the top 15 MSAs in the country.

Increased In-Store and Digital Investments.    From the beginning of fiscal 2015 through the end of fiscal 2019, we will have spent more than $6.7 billion in capital expenditures, including the $1.45 billion we expect to spend in fiscal 2019. Approximately half of that spend was geared towards new stores, remodels, merchandising and maintenance initiatives, aimed at making our stores a destination shopping experience. Over this same time period, we will have opened approximately 57 new stores and completed approximately 950 store remodels. We have also increased our investment in digital and technology projects, including an estimated $350 million we intend to spend on these projects in fiscal 2019. These investments in digital and technology initiatives include an upgraded pricing and promotional tool and more robust customer-facing applications. We believe our enhanced

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

capital expenditure efforts have continued to provide the on-trend destination shopping experience that excites our customers and drives repeat visits.

Reduced Costs and Improved Productivity to Fund Future Growth.    With the integration of Safeway behind us, we are in the early stages of implementing initiatives to reduce costs and increase productivity to fund our future growth. Our initiatives include two primary objectives: (i) leveraging our more than $60 billion of sales and national scale to enhance our supplier partnerships and (ii) focusing on shrink, labor productivity, cost of goods-not-for-resale, general and administrative discipline and working capital productivity. We are leveraging technology and automation to improve productivity across our business, including inventory management, stocking time and labor scheduling. Along with these initiatives, we have also implemented a shrink reduction program that features employee training and manager education as well as utilization of enhanced shrink management tools. As a result of these initiatives, we have seen operating improvements, including shrink reductions of approximately 50 basis points from the second quarter of fiscal 2017 to the second quarter of fiscal 2019. We believe these in-store initiatives, among others, have helped drive tangible improvements in our customer satisfaction and customer service scores.

OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths are key drivers of our current success and position us for continued growth:

Portfolio of Iconic Store Banners with Leading Market Share in Growing Markets.    Our 2,262 stores provide us with strong local presence and market share in some of the most attractive geographies in the U.S.

•

Well-Known Brands:    Our portfolio of banners have long-standing roots within their local communities, with seven of our banners operating for more than 100 years and an average of over 85 years across all banners.

•

Prime Locations:    Because of our long history, many of our stores are in “First and Main” locations which provides our customers with exceptional convenience. We own or ground-lease approximately 39% of our stores and distribution centers that currently have an aggregate value of $                        .

•

Strong Market Share and Local Market Density:    We are ranked #1 or #2 by market share in 68% of the 120 MSAs in which we operate. This local market presence and brand recognition drives repeat traffic and helps create marketing, distribution and omni-channel efficiencies that enhances our profitability.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Highly Attractive Markets:    Our 20 largest MSAs by store count encompass approximately one-third of the U.S. population and approximately 45% of U.S. GDP. In 65% of the 120 MSAs in which we operate, the projected population growth over the next five years, in aggregate, exceeds the national average by over 50%.

Our portfolio of store banners with strong brand recognition, as well as the convenience provided by their local market density and strong market share, helps drives both traffic and customer loyalty. The following illustrative map represents our regional banners and combined store network as of September 7, 2019.

(1)	Nielsen ACView based on food markets in company operating geographies as of calendar second quarter 2019.

Differentiated Offering Driven by Fresh, Organic and Locally Sourced Merchandise.    We are a fresh, perishables-driven company. Fresh sales accounted for over 41% of our revenue in the second quarter of fiscal 2019, which we believe is one of the highest percentages in the industry. We offer butcher block meat and seafood, curated wine assortments, floral assortments, artisan cheese shops, fresh-cut fruit and vegetables, prepared meals and in-store bakeries to create a destination shopping experience. We understand that today’s customer expects a variety of healthier options and demands transparency. The growth of our natural and organic sales reflects this demand, as the category grew more than twice as fast as non-natural and organic categories during fiscal 2018. Our Natural & Organic sales penetration was 12% for fiscal 2018, which represented a 60 basis point increase in sales penetration versus fiscal 2017. Our locally empowered operators have the autonomy to tailor merchandise, particularly fresh offerings, to local market demand. This allows each store to be unique and locally great, driven by the tastes and preferences of the particular micro-market demographic. Fresh and perishable is our highest growth segment, drives consumer loyalty and is higher margin, and we are well-positioned to benefit from this continued category growth.

High-Quality Own Brands That Deliver Great Value.    We are very proud of our substantial Own Brands portfolio. We believe our proprietary Own Brands portfolio is a competitive advantage,

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driving purchase frequency, higher sales and improved margin. We believe that our Own Brands team is one of the more innovative in the industry. Own Brands accounted for $12.5 billion in sales in fiscal 2018, which is more than seven times larger than the next largest consumer packaged goods company selling through our stores. In addition, we self-manufacture many high velocity Own Brands products, including dairy and bakery items, in our 20 manufacturing plants that allows for better pricing for our customers. With four Own Brands exceeding $1 billion in the portfolio (Lucerne, Signature Select, Signature Café and O Organics) and more than 11,000 unique items available, we have successfully driven both top-line growth and margin expansion, as our Own Brands portfolio has a significant gross margin advantage over similar national brand products. Our portfolio of brands targets customers across price points, from the cost-conscious positioning of the Value Corner brand to the recently released, ultra-premium Signature Reserve brand. Notably, penetration of our Own Brands has expanded over the past two years, growing from 22.3% in the first quarter of fiscal 2017 to 25.3% in the second quarter of fiscal 2019. Finally, sustainability is top of mind with our Own Brands and we are targeting 100% of Own Brands packaging to be recyclable, reusable or industrially compostable by 2025.

Integrated Omni-Channel Solutions.    We provide our customers with the convenience and flexibility to shop where, when and how they choose. As consumer preferences evolve, we have sought to provide a more enjoyable and fluid shopping experience, instituting a variety of programs both in-store and online to maximize customer choice and convenience. In-store, we are improving the shopping experience – broadening selection, ensuring in-stock conditions, providing friendly, helpful service, and speedier checkout. Online, we have significantly expanded our capabilities over the last several years. Below is a summary of our various online solutions:

Home Delivery

•  Provide home delivery using our own “white glove” delivery service in approximately 60% of our stores

•  Operate over 1,000 multi-temperature delivery trucks to support home delivery growth

•  Successful roll out of new eCommerce website and mobile applications to all divisions

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Drive Up & Go

•  Currently available in approximately 500 locations, with plans to grow to 600 by the end of fiscal 2019 and further expansion in fiscal 2020

•  Easy-to-use mobile app

•  Convenient, well-signed, curbside pickup

Rush Delivery

•  Delivery within one to two hours in all divisions and covering nearly 90% of our stores offered in collaboration with third parties

•  Asset-light offering to meet customers’ needs for speedy delivery

•  Partnership with Grubhub and Uber Eats to add delivery options for our prepared and “ready-to-eat” options from our stores

National Loyalty Program with Data-Driven Personalization.    Our just for U loyalty program, with over 18 million registered members, is a pillar of our competitive strategy. This program drives customer retention, increases spend and is the source of significant data, while also delivering great value to our customers. We have seen strong growth in our just for U loyalty program (which includes personalized deals and digital coupons as well as gas and grocery rewards), with a 24% increase in members during the second quarter of fiscal 2019 compared to the second quarter of fiscal 2018. Just for U members spend approximately four times more than non-members. Data gathered from our loyalty program enables over 400 million unique, targeted promotional deals per week that drive user trials and basket size and also captures lapsed users. Membership in our loyalty program is associated with increased shopping trips and increased basket size, and it encourages purchases in adjacent categories.

Strong Relationships with Loyal Customers.    Our go-to-market strategy is integrated across our stores, just for U loyalty program and online offerings that takes our business from transactional to relational with our customers and drives incremental growth through better retention and larger basket size.

Omni-Channel Growth Strategy

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We continue to grow our just for U loyalty program with increased customer participation. The omni-channel customer also has meaningfully higher retention rates compared to those who only shop in store, representing potential for incremental share of wallet from those customers. This gives us confidence in the long-term potential of our integrated approach. We invest in these loyalty initiatives with an integrated view of the customer in order to maximize value across our portfolio. In markets where we have high loyalty penetration, Drive Up & Go curbside pickup locations and home delivery capabilities, the loyalty member that shops both in-store and online spends approximately 30% more on average.

Disciplined Approach to Capital Investment and Strong Free Cash Flow.    We have taken a disciplined approach in deploying our capital expenditures with a focus on refreshing our store base and, more recently, enhancing our digital and technology assets. Beginning with fiscal 2015 through the end of fiscal 2019, we will have spent more than $6.7 billion on new stores and remodels, distribution centers, technology and integration, including the $1.45 billion in capital we expect to spend in fiscal 2019. These investments have been instrumental in maintaining our position as a leader in the food retail industry in a time of rapid transformation. Beginning with fiscal 2015, the first year after our merger with Safeway, we have cumulatively generated $6.1 billion in free cash flow. Our strong free cash flow profile allows us the flexibility to invest in our business in order to drive sales and profitable growth over time.

Cumulative Free Cash Flow

(in billions)

Best-In-Class Leadership Team.    We have made meaningful executive changes over the last several years and believe we have a world-class, cross-disciplinary team led by our President and CEO, Vivek Sankaran who brings valuable consumer packaged goods experience from Pepsi/Frito Lay as well as strategic perspectives from his time at McKinsey and Co. Our leadership team, including our board of directors, brings a strong blend of veteran institutional knowledge and new perspectives from a wide variety of consumer packaged goods, retail, and technology backgrounds.

Our team believes in the power of our “locally great, nationally strong” mentality, empowering our operators to take ownership in a local approach. We enable our local managers to select the best product for their communities, provide a heightened level of customer service and drive improved store performance. While we are beginning to take advantage of our national scale to drive additional growth, we intend to retain the localized approach that has been such an important part of our success.

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OUR STRATEGY

Since the beginning of 2013, through acquisitions, we have brought together iconic store banners each with a rich heritage and strong local following. With the successful Safeway integration now behind us, we are well-positioned to accelerate performance through execution of the following strategies:

Ensure Profitable Identical Sales Growth from Our Stores, the Foundation of Our Business.    We are now in a position to accelerate our performance and will continue to leverage our store base in two primary ways:

•

Continuing to Enhance our Everyday Store Operations:    Ease of shopping is central to taking care of our customers. Our goal is to provide customers with the variety of items they want, in stock and easy to find, with a seamless shopping and checkout experience. We strive to provide customers with an exciting, sensory experience driven by excellent quality fresh and local merchandising and we expect to strengthen our sales of perishables as a result. We have a robust program to re-merchandise our store portfolio in categories that drive sales and will continue to enhance our product offerings. In addition, we aim to provide great customer service through our associates and the personalized touch they deliver in our stores every day.

•

Elevating Core Capabilities Through Modern Technologies and Data Science:    We are increasing our use of technology to assist with in-stock conditions, to simplify or automate processes, to guide us on competitive pricing and promotions, and to enhance labor scheduling. For example, we plan to roll out an upgraded pricing and promotional tool during the fourth quarter of fiscal 2019 which we believe will drive better pricing and margin optimization and allow us to invest in the areas that have the highest impact for our customers. We expect this to add to our sales momentum as we work to provide the right value proposition to our customers.

Drive Penetration of our Robust, Innovative Own Brands Portfolio.    As of the second quarter of fiscal 2019, our Own Brands penetration was 25.3%. We have a goal to strengthen our Own Brands portfolio and increase our Own Brands penetration to approximately 30% through increased merchandising and promotions in underpenetrated geographies and through innovative, new high-quality products that meet our customers’ needs and desires. Through continued, rapid innovation, we will maximize category growth through emerging customer trends and aim to provide solutions for all customer lifestyles. For example, our current Own Brands portfolio consists of over 11,000 high-quality products and we plan to add over 800 new Own Brands products by the end of fiscal 2019, and an additional 800 products annually thereafter to ensure we are constantly expanding and innovating. We plan to increase the distribution of top-selling Own Brands items across our network of stores and through both Drive Up & Go curbside pickup and delivery services. Our commitment to quality and sustainability will continue, with the goal to lead the industry in product quality, transparency and continuous improvement throughout the entire portfolio. We aim to have 100% of Own Brands packaging be recyclable, reusable, or industrially compostable by 2025.

Enhance Growth Through Just For U Loyalty Program.    We believe there is significant opportunity for incremental growth and increased basket size by both increasing the number of households in our loyalty program and by encouraging our existing loyalty members to become a more valuable, omni-channel customer, utilizing all of the shopping experiences we offer. We are making enrollment into just for U quick and easy to do at checkout, reducing friction to join this valuable program. We are deepening the value proposition to the customer through enhanced fuel partnerships and the roll-out of grocery rewards in all markets. For instance, our recent extension of our ExxonMobil partnership allows loyalty members to redeem their points at an additional 1,500 fuel stations on the East Coast. In addition, we have expanded our algorithms to provide even more personalized pricing to drive customer retention and build basket size. Incremental data gathered from our just for U loyalty program will continue to enhance the personalized promotions we offer our customers.

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Pursue Incremental Growth Through eCommerce.    We also continue to enhance our eCommerce business to offer more delivery options and windows across our well-located store base, including delivery within hours, and are working towards offering unattended deliveries and subscription-based delivery. In addition, we are expanding our Drive Up & Go curbside pickup program in order to enable customers to conveniently pickup their goods without leaving their vehicles, with a target to expand the program to 600 locations by the end of fiscal 2019. We believe our strategy of providing customers with a variety of in-store and online options that suit their individual needs, anchored to our effective just for U loyalty program, will continue to drive additional sales growth and differentiate us from many of our competitors. Therefore, building loyalty in-store and online is expected to drive growth. In addition, we are piloting automated micro-fulfillment centers to improve speed and efficiencies in eCommerce.

Reduce Costs and Increase Productivity to Fund Our Growth.     We are currently in the process of implementing cost reduction and productivity increases from the following initiatives, which we will reinvest in pricing, service, and the overall omni-channel customer experience:

•

Procurement:    We believe there is an opportunity to leverage our national scale and over $60 billion in sales to develop advantaged and productive supplier partnerships by simplifying how they work with us, planning further in advance, and executing coordinated and national events with all our divisions.

•

Indirect Spend:    We have identified “Cost of Goods Not For Resale” as an area of further potential cost savings through our ability to harness our scale to buy these items with volume discounts. We have formed an internal task force, partnering with third-party experts, to rapidly drive efficiency with no impact to the customer.

•

Operational Efficiencies:    Additional areas of cost savings include continued shrink management efforts, general and administrative discipline, and labor and working capital productivity based on training, analysis and technological advancements. We are working to roll out enhanced demand forecasting and replenishment systems to improve our operating efficiency with regard to labor and inventory management and expect to scale these across the business quickly and efficiently.

Continue Our Disciplined Approach to Capital Deployment.    As responsible stewards of capital, we will look to opportunistically build or acquire new stores and continue to invest in the remodels necessary to maintain and enhance our store base. In fiscal 2019, we plan to open 14 new stores and complete approximately 220 to 240 remodels. We plan to modernize our infrastructure for speed and scale, including through asset-light, strategic partnerships with companies that could expand our technological and omni-channel capabilities.

Celebrate Our Culture of Frontline Ownership and Sense of Purpose.    As we leverage our national scale for efficiencies, we will continue to celebrate the localized structure that empowers store-level decision makers and encourages frontline ownership. Through our carefully developed manager incentive structure, we will continue to ensure that the interests of those on the front lines are aligned with those of the stockholders. Throughout the organization, we will remain true to our Employee Promise – to “Make Every Day a Better Day” for our customers, our people, our company and our community. We remain focused on our environmental, social and governance initiatives and view them as an essential part of our business as a leading member of the corporate community.

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RISKS RELATED TO OUR BUSINESS AND THIS OFFERING

An investment in our common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section entitled “Risk Factors” following this prospectus summary before making an investment decision. These risks include, among others, the following:

•	the competitive nature of the industry in which we conduct our business;

•	general business and economic conditions, including the rate of inflation or deflation, consumer spending levels, population, employment and job growth and/or losses in our market;

•

our ability to increase identical sales, expand our Own Brands, maintain or improve operating margins, revenue and revenue growth rate, control or reduce costs, improve buying practices and control shrink;

•	our ability to expand or grow our home delivery network and Drive Up & Go curbside pickup services;

•	pricing pressures and competitive factors, which could include pricing strategies, store openings, remodels or acquisitions by our competitors;

•

labor costs, including benefit plan costs and severance payments, or labor disputes that may arise from time to time and work stoppages that could occur in areas where certain collective bargaining agreements have expired or are on indefinite extensions or are scheduled to expire in the near future;

•	disruptions in our manufacturing facilities’ or distribution centers’ operations, disruption of significant supplier relationships, or disruptions to our produce or product supply chains;

•	results of any ongoing litigation in which we are involved or any litigation in which we may become involved;

•	data privacy and security, the failure of our IT systems, or maintaining, expanding or upgrading existing systems or implementing new systems;

•	the effects of government regulation and legislation, including healthcare reform;

•	our ability to raise additional capital to finance the growth of our business, including to fund acquisitions;

•	our ability to service our debt obligations, and restrictions in our debt agreements;

•

the impact of private and public third-party payers’ continued reduction in prescription drug reimbursements and the ongoing efforts to limit participation in payor networks, including through mail order;

•	plans for future growth and other business development activities;

•	our ability to realize anticipated savings from our implementation of cost reduction and productivity initiatives;

•	changes in tax laws or interpretations that could increase our consolidated tax liabilities; and

•	competitive pressures in all markets in which we operate.

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OUR CORPORATE STRUCTURE

The chart below summarizes our corporate structure after giving effect to the Distribution and this offering (assuming the common stock in this offering is offered at $             per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus), but before giving effect to dilution from outstanding restricted stock units or the exercise of the underwriters’ option to purchase additional shares:

(1)

The following sets forth the ownership of the Pre-IPO Stockholders (as defined herein) (assuming the common stock in this offering is offered at $             per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus):

•	Cerberus – %

•	Kimco Realty Corp. – %

•	Klaff Realty, L.P. – %

•	Schottenstein Stores Corp. – %

•	Lubert-Adler Partners, L.P. – %

•	Current management – %

•	Other Pre-IPO Stockholders – %

For more information, see “Principal and Selling Stockholders.”

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CORPORATE INFORMATION

Our principal executive offices are located at 250 Parkcenter Blvd., Boise, ID 83706. Our telephone number is (208) 395-6200 and our internet address is www.albertsonscompanies.com. Our website and the information contained thereon are not part of this prospectus and should not be relied upon by prospective investors in connection with any decision to purchase the common stock offered hereby.

OUR SPONSORS

We believe that one of our strengths is our relationship with our Sponsors. We believe we will benefit from our Sponsors’ experience in the retail industry, their expertise in mergers and acquisitions and real estate, and their support on various near-term and long-term strategic initiatives.

Cerberus.    Established in 1992, Cerberus and its affiliated group of funds and companies comprise one of the world’s leading private investment firms with approximately $42 billion of assets across complementary credit, private equity and real estate strategies. In addition to its New York headquarters, Cerberus has offices throughout the United States, Europe and Asia.

Kimco Realty Corporation.    Kimco Realty Corporation (“Kimco”) is a real estate investment trust headquartered in New Hyde Park, New York that owns and operates North America’s largest publicly traded portfolio of neighborhood and community shopping centers. As of September 7, 2019, Kimco Realty Corporation owned interests in approximately 430 shopping centers comprising 75.5 million square feet of leasable space. Publicly traded on the New York Stock Exchange since 1991, and included in the S&P 500 Index, Kimco Realty Corporation has specialized in shopping center acquisitions, development and management for more than 60 years.

Klaff Realty, L.P.    Klaff Realty, L.P. (“Klaff Realty”) is a privately-owned real estate investment company based in Chicago, Illinois that engages in the acquisition, redevelopment and management of commercial real estate throughout the United States, with a primary focus on retail and office. Klaff Realty has established a leadership position in the acquisition of distressed retail space. To date, Klaff Realty affiliates have acquired properties and invested in operating entities that control in excess of 200 million square feet with a value in excess of $17 billion.

Lubert-Adler Partners, L.P.    Lubert-Adler Partners, L.P. (“Lubert-Adler”) was co-founded in 1997 by Ira Lubert and Dean Adler, who collectively have over 65 years of experience in underwriting, acquiring, repositioning, refinancing and disposing of real estate assets. Lubert-Adler has more than 20 investment professionals and has invested $8 billion of equity into assets valued at over $18 billion.

Schottenstein Stores Corp.    Schottenstein Stores Corp. (“Schottenstein Stores”), together with its affiliate Schottenstein Property Group, is a privately-owned operator, acquirer and redeveloper of high-quality power/big box, community and neighborhood shopping centers located throughout the United States predominantly anchored by national retailers.

Our Sponsors control us and will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Following the completion of the Distribution, our Sponsors will own in the aggregate

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approximately     % of our common stock (assuming the common stock in this offering is offered at $             per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus), or     % if the underwriters exercise their option to purchase additional shares in full. Our Sponsors will enter into a Stockholders’ Agreement (as defined below), pursuant to which they will agree to act in concert and vote together on certain matters. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE on which we have been approved to list our shares and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the completion of the Distribution and this offering, we will be required to appoint to our board of directors individuals designated by and voted for by our Sponsors. In connection with this offering, we will enter into a stockholders agreement with our Sponsors (the “Stockholders’ Agreement”). If Cerberus (or a permitted transferee or assignee) has beneficial ownership of at least 20% of our then-outstanding common stock, it shall have the right to designate four directors to our board of directors. If Cerberus (or a permitted transferee or assignee) owns less than 20% but at least 10% of our then-outstanding common stock, it shall have the right to designate two directors to our board of directors. If Cerberus (or a permitted transferee or assignee) owns less than 10% but at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors. If Klaff Realty (or a permitted transferee or assignee) owns at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors. If Schottenstein Stores (or a permitted transferee or assignee) owns at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors.

The interests of our Sponsors may not coincide with the interests of other holders of our common stock. Additionally, our Sponsors are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsors continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant transactions.

See “Risk Factors—Risks Related to This Offering and Owning Our Common Stock.”

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THE OFFERING

Common stock outstanding	shares

Common stock offered by the selling stockholders	shares

Option to purchase additional shares of common stock	The selling stockholders have granted to the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discount and commissions.

Use of proceeds	We will not receive any net proceeds from the sale of common shares by the selling stockholders, including from any exercise by the underwriters of their option to purchase additional shares of our common stock from the selling stockholders. See “Use of Proceeds.”

Dividend Policy	The declaration and payment of any future dividends will be made at the sole discretion of our board of directors and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, restrictions under the documentation governing certain of our indebtedness, including our Term Loan Facilities, ABL Facility and ACI Notes (each as defined herein), capital requirements, regulations, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. See “Dividend Policy.”

Risk Factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 20, together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.

Proposed NYSE trading symbol	“ .”

Unless otherwise indicated, all information in this prospectus excludes up to                shares of our common stock that may be sold by the selling stockholders if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders.

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SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

Albertsons Companies, Inc. was formed for the purpose of reorganizing the organizational structure of AB Acquisition and its direct and indirect consolidated subsidiaries. Prior to December 3, 2017, Albertsons Companies, Inc. had no material assets or operations. On December 3, 2017, Albertsons Companies, LLC and its parent, AB Acquisition, completed a reorganization of their legal entity structure whereby the existing equityholders of AB Acquisition each contributed their equity interests in AB Acquisition to Albertsons Investor or KIM ACI. In exchange, equityholders received a proportionate share of units in Albertsons Investor and KIM ACI, respectively. Albertsons Investor and KIM ACI then contributed all of the equity interests they received to Albertsons Companies, Inc. in exchange for common stock issued by Albertsons Companies, Inc. As a result, Albertsons Investor and KIM ACI became the parents of Albertsons Companies, Inc., owning all of its outstanding common stock with AB Acquisition and its subsidiary, Albertsons Companies, LLC, becoming wholly-owned subsidiaries of Albertsons Companies, Inc. On February 25, 2018, Albertsons Companies, LLC merged with and into Albertsons Companies, Inc., with Albertsons Companies, Inc. as the surviving corporation. Prior to February 25, 2018, substantially all of the assets and operations of Albertsons Companies, Inc. were those of its subsidiary, Albertsons Companies, LLC. The ACI Reorganization Transactions were accounted for as a transaction between entities under common control, and accordingly, there was no change in the basis of the underlying assets and liabilities. The Consolidated Financial Statements are reflective of the changes that occurred as a result of the ACI Reorganization Transactions. Prior to February 25, 2018, our Consolidated Financial Statements reflect the net assets and operations of Albertsons Companies, LLC.

The summary consolidated financial information set forth below is derived from Albertsons Companies, Inc.’s annual consolidated financial statements for the periods indicated below, including the consolidated balance sheets at February 23, 2019 and February 24, 2018 and the related consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows for each of the 52-week periods ended February 23, 2019, February 24, 2018 and February 25, 2017 and notes thereto included elsewhere in this prospectus. Additionally, we have derived the summary balance sheet data as of September 7, 2019 and the consolidated statement of operations data for the 28 weeks ended September 7, 2019 and the 28 weeks ended September 8, 2018 from our unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus.

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(dollars in millions, except per share data)	28 Weeks Ended September 7, 2019	28 Weeks Ended September 8, 2018	Fiscal 2018	Fiscal 2017	Fiscal 2016
Results of Operations:
Net sales and other revenue	$32,915	$32,678	$60,535	$59,925	$59,678

Gross profit	$9,181	$8,984	$16,895	$16,361	$16,641
Selling and administrative expenses	8,741	8,835	16,272	16,209	16,072
(Gain) loss on property dispositions and impairment losses, net	(464)	(176)	(165)	67	(39)
Goodwill impairment	—	—	—	142	—

Operating income (loss)	904	325	788	(57)	608
Interest expense, net	403	450	831	875	1,004
Loss (gain) on debt extinguishment	66	—	9	(5)	112
Other income	(6)	(60)	(104)	(9)	(44)

Income (loss) before income taxes	441	(65)	52	(918)	(464)
Income tax expense (benefit)	97	(15)	(79)	(964)	(90)

Net income (loss)	$344	$(50)	$131	$46	$(374)

Other Financial Data:
Adjusted EBITDA(1)	$1,444	$1,364	$2,741	$2,398	$2,817
Adjusted Net Income(1)	276	121	435	74	378
Rent expense(2)(3)	521	463	864	844	806
Capital expenditures	716	631	1,363	1,547	1,415
Net cash provided by operating activities	1,085	1,191	1,688	1,019	1,814
Free Cash Flow(1)	728	733	1,379	851	1,402

Other Operating Data:
Identical sales	1.9%	0.5%	1.0%	(1.3)%	(0.4)%
Store count (at end of fiscal period)	2,262	2,291	2,269	2,318	2,324
Gross square footage (at end of fiscal period) (in millions).	113	114	113	115	115
Fuel sales	$1,870	$1,954	$3,456	$3,105	$2,693

Balance Sheet Data (at end of period):
Cash and equivalents	$435	$1,662	$926	$670	$1,219
Total assets(3)	24,699	21,817	20,777	21,812	23,755
Total stockholders’ / member equity(3)	2,346	1,363	1,451	1,398	1,371
Total debt, including finance leases	8,746	11,765	10,586	11,876	12,338

Per Share Data:
Basic net income (loss) per common share	$1.23	$(0.18)	$0.47	$0.17	$(1.33)
Diluted net income (loss) per common share	$1.23	$(0.18)	$0.47	$0.17	$(1.33)
Weighted-average common shares outstanding (in millions):
Basic	280	281	280	280	280
Diluted	280	281	280	280	280

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	Fiscal 2019		Fiscal 2018				Fiscal 2017				Fiscal 2016
	Q2’19	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18	Q4’17	Q3’17	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	Q1’16
Identical Sales	2.4%	1.5%	1.1%	1.9%	1.0%	0.2%	0.6%	(1.8)%	(1.8)%	(2.1)%	(3.3)%	(2.1)%	0.1%	2.9%

(1)

Adjusted EBITDA is a Non-GAAP Measure defined as earnings (net income (loss)) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. Adjusted Net Income is a Non-GAAP Measure defined as net income (loss) adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. We define Free Cash Flow as Adjusted EBITDA less capital expenditures.

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are Non-GAAP Measures that provide supplemental information we believe is useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe Adjusted EBITDA, Adjusted Net Income and Free Cash Flow provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. Set forth below is a reconciliation of Adjusted Net Income and Adjusted EBITDA to net income (see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for a reconciliation of cash flow from operating activities to Free Cash Flow):

(dollars in millions)	28 Weeks Ended September 7, 2019	28 Weeks Ended September 8, 2018	Fiscal 2018	Fiscal 2017	Fiscal 2016
Net income (loss)	$344	$(50)	$131	$46	$(374)

Adjustments:
Gain on interest rate and commodity hedges, net	—	—	(1)	(6)	(7)
Facility closures and related transition costs(a)	—	12	13	12	23
Integration costs(b)	23	135	186	156	144
Acquisition-related costs(c)	11	57	74	62	70
Equity-based compensation expense	18	26	48	46	53
(Gain) loss on property dispositions and impairment losses, net	(464)	(176)	(165)	67	(39)
Goodwill impairment	—	—	—	142	—
LIFO expense (benefit)	16	13	8	3	(8)
Amortization and write-off of original issue discount, deferred financing costs and loss on extinguishment of debt	110	25	72	67	253
Collington acquisition(d)	—	—	—	—	79
Amortization of intangible assets resulting from acquisitions	162	173	326	422	404
Other(e)	32	(27)	(53)	66	45
Effect of ACI Reorganization Transactions, tax reform and reversal of valuation allowance	—	—	(57)	(750)	—
Tax impact of adjustments to Adjusted Net Income	24	(67)	(147)	(259)	(265)

Adjusted Net Income	$276	$121	$435	$74	$378

Adjustments:
Tax impact of adjustments to Adjusted Net Income	(24)	67	147	259	265
Effect of ACI Reorganization Transactions, tax reform, and reversal of valuation allowance	—	—	57	750	—
Income tax expense (benefit)	97	(15)	(79)	(964)	(90)
Amortization and write-off of original issue discount, deferred financing costs and loss on extinguishment of debt	(110)	(25)	(72)	(67)	(253)
Interest expense, net	403	450	831	875	1,004
Loss (gain) on debt extinguishment	66	—	9	(5)	112
Amortization of intangible assets resulting from acquisitions	(162)	(173)	(326)	(422)	(404)
Depreciation and amortization	898	939	1,739	1,898	1,805

Adjusted EBITDA	$1,444	$1,364	$2,741	$2,398	$2,817

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(a)	Includes costs related to facility closures and the transition to our decentralized operating model.
(b)	Related to activities to integrate acquired businesses, primarily the Safeway merger.
(c)

Includes expenses related to acquisition and financing activities, including management fees of $13.8 million in each year through fiscal 2018. Fiscal 2016 includes adjustments to tax indemnification assets of $12.3 million.

(d)

Fiscal 2016 includes a charge to pension expense, net related to the settlement of a pre-existing contractual relationship and assumption of the pension plan related to the acquisition of Collington Services, LLC (“Collington”) from C&S Wholesale Grocers, Inc. during the first quarter of fiscal 2016.

(e)

Primarily includes non-cash lease-related adjustments and lease-related costs for surplus and closed stores. Also includes net realized and unrealized (gains) losses on non-operating investments, amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, changes in the fair value of the contingent value rights, changes in our equity investment in Casa Ley, S.A. de C.V. (“Casa Ley”) (disposed of in the fourth quarter of fiscal 2017), foreign currency translation gains, adjustments to contingent consideration, costs related to our planned initial public offering and pension expense (exclusive of the charge related to the Collington acquisition) in excess of cash contributions.

(2)	Represents rent expense on operating leases, including contingent rent expense.

(3)

We adopted ASU 2016-02, Leases (Topic 842), and related amendments as of February 24, 2019 under the modified retrospective approach and, therefore, has not revised comparative periods. Under Topic 842, leases historically classified as capital leases are now referred to as finance leases.

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RISK FACTORS

You should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Various operating factors and general economic conditions affecting the food retail industry may affect our business and may adversely affect our business and operating results.

Our operations and financial performance are affected by economic conditions such as macroeconomic conditions, credit market conditions and the level of consumer confidence. While the combination of improved economic conditions, lower unemployment, higher wages and lower gasoline prices have contributed to improved consumer confidence, there is uncertainty about the continued strength of the economy. If the economy weakens, or if gasoline prices rebound, consumers may reduce spending, trade down to a less expensive mix of products or increasingly rely on food discounters, all of which could impact our sales. In addition, consumers’ perception or uncertainty related to the economy and future fuel prices could also dampen overall consumer confidence and reduce demand for our product offerings. Both inflation and deflation affect our business. Food deflation could reduce sales growth and earnings, while food inflation could reduce gross profit margins. Several food items and categories, including meat and dairy, experienced price deflation in fiscal 2018; however, prices for all other major food categories increased. We are unable to predict the direction of the economy or gasoline prices or if deflationary trends will occur. If the economy weakens, fuel prices increase or deflationary trends occur, our business and operating results could be adversely affected.

Competition in our industry is intense, and our failure to compete successfully may adversely affect our profitability and operating results.

The food and drug retail industry is large and dynamic, characterized by intense competition among a collection of local, regional and national participants. We face strong competition from other brick and mortar food and/or drug retailers, supercenters, club stores, discount stores, online retailers, specialty and niche supermarkets, drug stores, general merchandisers, wholesale stores, convenience stores, natural food stores, farmers’ markets, local chains and stand-alone stores that cater to the individual cultural preferences of specific neighborhoods, restaurants and home delivery and meal solution companies. Shifts in the competitive landscape, consumer preference or market share may have an adverse effect on our profitability and results of operations.

As a result of consumers’ growing desire to shop online, we also face increasing competition from both our existing competitors that have incorporated the internet as a direct-to-consumer channel and online providers that sell grocery products. In addition, we face increasing competition from online distributors of pharmaceutical products. Although we have a growing internet presence and offer our customers the ability to shop online for both home delivery and curbside pickup, there is no assurance that these online initiatives will be successful. In addition, these initiatives may have an adverse impact on our profitability as a result of lower gross profits or greater operating costs to compete.

Our ability to attract customers is dependent, in large part, upon a combination of channel preference, location, store conditions, quality, price, service, convenience and selection. In each of these areas, traditional and non-traditional competitors compete with us and may successfully attract

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our customers by matching or exceeding what we offer or by providing greater shopping convenience. In recent years, many of our competitors have aggressively added locations and adopted a multi-channel approach to marketing and advertising. Our responses to competitive pressures, such as additional promotions, increased advertising, additional capital investment and the development of our internet offerings could adversely affect our profitability and cash flow. We cannot guarantee that our competitive response will succeed in increasing or maintaining our share of retail food sales.

An increasingly competitive industry and, from time to time, deflation in the prices of certain foods have made it difficult for food retailers to achieve positive identical sales growth on a consistent basis. We and our competitors have attempted to maintain or grow our and their respective share of retail food sales through capital and price investment, increased promotional activity and new store growth, creating a more difficult environment to consistently increase year-over-year sales. Some of our primary competitors are larger than we are or have greater financial resources available to them and, therefore, may be able to devote greater resources to invest in price, promotional activity and new or remodeled stores in order to grow their share of retail food sales. Price investment by our competitors has also, from time to time, adversely affected our operating margins. In recent years, we have invested in price in order to remain competitive and generate sales growth; however, there can be no assurance this strategy will be successful.

Because we face intense competition, we need to anticipate and respond to changing consumer preferences and demands more effectively than our competitors. We devote significant resources to differentiating our banners in the local markets where we operate and invest in loyalty programs to drive traffic. Our local merchandising teams spend considerable time working with store directors to make sure we are satisfying consumer preferences. In addition, we strive to achieve and maintain favorable recognition of our Own Brands and offerings, and market these offerings to consumers and maintain and enhance a perception of value for consumers. While we seek to continuously respond to changing consumer preferences, there are no assurances that our responses will be successful. Our continued success is dependent upon our ability to control operating expenses, including managing health care and pension costs stipulated by our collective bargaining agreements, to effectively compete in the food retail industry. Several of our primary competitors are larger than we are, or are not subject to collective bargaining agreements, allowing them to more effectively leverage their fixed costs or more easily reduce operating expenses. Finally, we need to source, market and merchandise efficiently. Changes in our product mix also may negatively affect our profitability. Failure to accomplish our objectives could impair our ability to compete successfully and adversely affect our profitability.

Profit margins in the food retail industry are low. In order to increase or maintain our profit margins, we develop operating strategies to increase revenues, increase gross margins and reduce costs, such as new marketing programs, new advertising campaigns, productivity improvements, shrink-reduction initiatives, distribution center efficiencies, manufacturing efficiencies, energy efficiency programs and other similar strategies. Our failure to achieve forecasted revenue growth, gross margin improvement or cost reductions could have a material adverse effect on our profitability and operating results.

Increased commodity prices may adversely impact our profitability.

Many of our own and sourced products include ingredients such as wheat, corn, oils, milk, sugar, proteins, cocoa and other commodities. Commodity prices worldwide have been volatile. Any increase in commodity prices may cause an increase in our input costs or the prices our vendors seek from us. Although we typically are able to pass on modest commodity price increases or mitigate vendor efforts to increase our costs, we may be unable to continue to do so, either in whole or in part, if commodity prices increase materially. If we are forced to increase prices, our customers may reduce their purchases at our stores or trade down to less profitable products. Both may adversely impact our profitability as a result of reduced revenue or reduced margins.

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Fuel prices and availability may adversely affect our results of operations.

We currently operate 401 fuel centers that are adjacent to many of our store locations. As a result, we sell a significant amount of gasoline. Increased regulation or significant increases in wholesale fuel costs could result in lower gross profit on fuel sales, and demand could be affected by retail price increases as well as by concerns about the effect of emissions on the environment. We are unable to predict future regulations, environmental effects, political unrest, acts of terrorism and other matters that may affect the cost and availability of fuel, and how our customers will react, which could adversely affect our results of operations.

Our stores rely heavily on sales of perishable products, and product supply disruptions may have an adverse effect on our profitability and operating results.

Reflecting consumer preferences, we have a significant focus on perishable products. Sales of perishable products accounted for approximately 41% of our total sales in the second quarter of fiscal 2019. We rely on various suppliers and vendors to provide and deliver our perishable product inventory on a continuous basis. We could suffer significant perishable product inventory losses and significant lost revenue in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences.

Severe weather and natural disasters may adversely affect our business.

Severe weather conditions such as hurricanes, earthquakes, floods, extended winter storms, heat waves or tornadoes, as well as other natural disasters in areas in which we have stores or distribution centers or from which we source or obtain products have caused and may cause physical damage to our properties, closure of one or more of our stores, manufacturing facilities or distribution centers, lack of an adequate work force in a market, temporary disruption in the manufacture of products, temporary disruption in the supply of products, disruption in the transport of goods, delays in the delivery of goods to our distribution centers or stores, a reduction in customer traffic and a reduction in the availability of products in our stores. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. Any of these factors may disrupt our business and adversely affect our business.

Threats or potential threats to security of food and drug safety, the occurrence of a widespread health epidemic or regulatory concerns in our supply chain may adversely affect our business.

Acts or threats, whether perceived or real, of war or terror or other criminal activity directed at the food and drug industry or the transportation industry, whether or not directly involving our stores, could increase our operating costs and operations, or impact general consumer behavior and consumer spending. Other events that give rise to actual or potential food contamination, drug contamination or food-borne illnesses, or a widespread regional, national or global health epidemic, such as pandemic flu, could have an adverse effect on our operating results or disrupt production and delivery of our products, our ability to appropriately staff our stores and potentially cause customers to avoid public gathering places or otherwise change their shopping behaviors.

We source our products from vendors and suppliers and related networks across the globe who may be subject to regulatory actions or face criticism due to actual or perceived social injustices, including human trafficking, child labor or environmental, health and safety violations. A disruption in our supply chain due to any regulatory action or social injustice could have an adverse impact on our supply chain and ultimately our business, including potential harm to our reputation.

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We could be affected if consumers lose confidence in the food supply chain or the quality and safety of our products.

We could be adversely affected if consumers lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, such as the concerns during fiscal 2018 relating to romaine lettuce, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. The real or perceived sale of contaminated food products by us could result in product liability claims, a loss of consumer confidence and product recalls, which could have a material adverse effect on our business.

Consolidation in the healthcare industry could adversely affect our business and financial condition.

Many organizations in the healthcare industry have consolidated to create larger healthcare enterprises with greater market power, which has resulted in greater pricing pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further pressure on the prices for our pharmacy products and services. If these pressures result in reductions in our prices, we will become less profitable unless we are able to achieve corresponding reductions in costs or develop profitable new revenue streams. We expect that market demand, government regulation, third-party reimbursement policies, government contracting requirements and societal pressures will continue to cause the healthcare industry to evolve, potentially resulting in further business consolidations and alliances among the industry participants we engage with, which may adversely impact our business, financial condition and results of operations.

Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover any claims against us.

We currently operate 1,733 pharmacies and, as a result, we are exposed to risks inherent in the packaging, dispensing, distribution and disposal of pharmaceuticals and other healthcare products, such as risks of liability for products which cause harm to consumers, as well as increased regulatory risks and related costs. Although we maintain insurance, we cannot guarantee that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future, or at all. Our results of operations, financial condition or cash flows may be materially adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, or there is an increase in the liability for which we self-insure, or we suffer harm to our reputation as a result of an error or omission.

We are subject to numerous federal and state regulations. Each of our in-store pharmacies must be licensed by the state government. The licensing requirements vary from state to state. An additional registration certificate must be granted by the U.S. Drug Enforcement Administration, and, in some states, a separate controlled substance license must be obtained to dispense controlled substances. In addition, pharmacies selling controlled substances are required to maintain extensive records and often report information to state and federal agencies. If we fail to comply with existing or future laws and regulations, we could suffer substantial civil or criminal penalties, including the loss of our licenses to operate pharmacies and our ability to participate in federal and state healthcare programs. As a consequence of the severe penalties we could face, we must devote significant operational and managerial resources to complying with these laws and regulations.

Recently, pharmaceutical manufacturers, wholesale distributors and retailers have faced intense scrutiny and, in some cases, investigations and litigation relating to the distribution of prescription opioid pain medications. On May 22, 2018, we received a subpoena from the Office of the Attorney General for the State of Alaska (the “Alaska Attorney General”) stating that the Alaska Attorney

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General has reason to believe we have engaged in unfair or deceptive trade practices under Alaska’s Unfair Trade Practices and Consumer Act and seeking documents regarding our policies, procedures, controls, training, dispensing practices and other matters in connection with the sale and marketing of opioid pain medications. We have been cooperating with the Alaska Attorney General in this investigation. We do not currently have a basis to believe we have violated Alaska’s Unfair Trade Practices and Consumer Act; however, at this time, we are unable to determine the probability of the outcome of this matter or estimate a range of reasonably possible loss, if any.

We are one of dozens of companies that have been named in various lawsuits alleging that defendants contributed to the national opioid epidemic. At present, we are named in approximately 66 suits pending in various state courts as well as in the United States District Court for the Northern District of Ohio where over 2,000 cases have been consolidated as Multi-District Litigation (“MDL”) pursuant to 28 U.S.C. §1407. In one of those MDL cases, MDL No. 2804 filed by The Blackfeet Tribe of the Blackfeet Indian Reservation, we filed a motion to dismiss. That motion has yet to be ruled on, but motions by other defendants have been denied and all defendants in the Blackfeet action, including us, have now answered the Complaint. We have also filed a motion to dismiss a state court case pending in New Mexico. While that motion has yet to be ruled on, motions filed by other defendants have been denied and a September 2021 trial date has been set. To date, no discovery has been conducted against us in any of the actions; however it is anticipated that we will need to begin discovery in the New Mexico action in early 2020. We are vigorously defending these matters and believe that these cases are without merit. At this early stage in the proceedings, we are unable to determine the probability of the outcome of these matters or the range of reasonably possible loss, if any.

Application of federal and state laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our pharmacy business or assure that we will be able to obtain or maintain the regulatory approvals required to operate our business.

Integrating acquisitions may be time-consuming and create costs that could reduce our net income and cash flows.

Part of our strategy may include pursuing acquisitions that we believe will be accretive to our business. With respect to any possible future acquisitions, the process of integrating the acquired business may be complex and time consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management’s attention from, the business as a result of a number of obstacles, including, but not limited to:

•	transaction litigation;

•	a failure of our due diligence process to identify significant risks or issues;

•	the loss of customers of the acquired company or our Company;

•	negative impact on the brands or banners of the acquired company or our Company;

•	a failure to maintain or improve the quality of customer service;

•	difficulties assimilating the operations and personnel of the acquired company;

•	our inability to retain key personnel of the acquired company;

•	the incurrence of unexpected expenses and working capital requirements;

•	our inability to achieve the financial and strategic goals, including synergies, for the combined businesses; and

•	difficulty in maintaining internal controls, procedures and policies.

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Any of the foregoing obstacles, or a combination of them, could decrease gross profit margins or increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact our net income and cash flows.

We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations and financial condition.

A significant majority of our employees are unionized, and our relationship with unions, including labor disputes or work stoppages, could have an adverse impact on our operations and financial results.

As of February 23, 2019, approximately 170,000 of our employees were covered by collective bargaining agreements. During fiscal 2018, collective bargaining agreements covering approximately 8,500 employees were renegotiated. Collective bargaining agreements covering approximately 106,000 employees have expired or are scheduled to expire in fiscal 2019. In future negotiations with labor unions, we expect that health care, pension costs and/or contributions and wage costs, among other issues, will be important topics for negotiation. If, upon the expiration of such collective bargaining agreements, we are unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and thereby significantly disrupt our operations. As part of our collective bargaining agreements, we may need to fund additional pension contributions, which would negatively impact our free cash flow. Further, if we are unable to control health care and pension costs provided for in the collective bargaining agreements, we may experience increased operating costs and an adverse impact on our financial results.

Increased pension expenses, contributions and surcharges may have an adverse impact on our financial results.

We are sponsors of defined benefit retirement plans for certain employees at our Safeway, United and Shaw’s stores and distribution centers. The funded status of these plans (the difference between the fair value of the plan assets and the projected benefit obligation) is a significant factor in determining annual pension expense and cash contributions to fund the plans.

Unfavorable investment performance, increased pension expense and cash contributions may have an adverse impact on our financial results. Under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Pension Benefit Guaranty Corporation (“PBGC”) has the authority to petition a court to terminate an underfunded pension plan under limited circumstances. In the event that our defined benefit pension plans are terminated for any reason, we could be liable to the PBGC for the entire amount of the underfunding, as calculated by the PBGC based on its own assumptions (which would result in a larger obligation than that based on the actuarial assumptions used to fund such plans). Under ERISA and the Code, the liability under these defined benefit plans is joint and several with all members of the control group, such that each member of the control group would be liable for the defined benefit plans of each other member of the control group.

In addition, we participate in various multiemployer pension plans for substantially all employees represented by unions pursuant to collective bargaining agreements that require us to contribute to these plans. Under the Pension Protection Act of 2006 (the “PPA”), contributions in addition to those made pursuant to a collective bargaining agreement may be required in limited circumstances.

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Pension expenses for multiemployer pension plans are recognized by us as contributions are made. Generally, benefits are based on a fixed amount for each year of service. Our contributions to multiemployer plans were $451.1 million, $431.2 million and $399.1 million during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

Based on an assessment of the most recent information available, we believe that most of the multiemployer plans to which we contribute are underfunded. We are only one of a number of employers contributing to these plans. As of February 23, 2019, we attempted to estimate our share of the underfunding of multiemployer plans to which we contribute, based on the ratio of our contributions to the total of all contributions to these plans in a year. Our estimate of the Company’s share of the underfunding of multiemployer plans to which we contribute was $4.7 billion. Our share of underfunding described above is an estimate and could change based on the amount contributed to the plans, investment returns on the assets held in the plans, actions taken by trustees who manage the plans’ benefit payments, interest rates, the amount of withdrawal liability payments made to the plans, if the employers currently contributing to these plans cease participation, and requirements under the PPA, the Multiemployer Pension Reform Act of 2014 and applicable provisions of the Code. Currently, Safeway is the second largest contributing employer to the Food Employers Labor Relations Association and United Food and Commercial Workers Joint Pension Plan (“FELRA”). We understand FELRA projects that it will become insolvent in approximately the first quarter 2021.

The United States Congress established a joint committee in February 2018 with the objective of formulating recommendations to improve the solvency of multiemployer pension plans and the PBGC. Although the joint committee’s term expired without it making any formal recommendations, Congress is expected to continue to consider these issues, which may result in legislative changes. If the funding required for these plans declines, our future expense could be favorably affected. Favorable legislation could also decrease our financial obligations to the plans. On the other hand, our share of the underfunding and our future expense and liability could increase if the financial condition of the plans deteriorated or if adverse changes in the law occurred. We continue to evaluate our potential exposure to underfunded multiemployer pension plans.

In the event we were to exit certain markets or otherwise cease contributing to these plans, we could trigger a substantial withdrawal liability. Any accrual for withdrawal liability will be recorded when a withdrawal is probable and can be reasonably estimated, in accordance with GAAP. All trades or businesses in the employer’s control group are jointly and severally liable for the employer’s withdrawal liability.

We are subject to withdrawal liabilities related to Safeway’s previous closure in 2015 of its Dominick’s division. One of the plans, the UFCW & Employers Midwest Pension Fund (the “Midwest Plan”), has asserted we may be liable for mass withdrawal liability, if the plan has a mass withdrawal, in addition to the liability the Midwest Plan already has assessed. We believe it is unlikely that a mass withdrawal will occur in the foreseeable future and dispute that the Midwest Plan would have the right to assess mass withdrawal liability against us if the Midwest Plan had a mass withdrawal. We are disputing in arbitration the amount of the withdrawal liability the Midwest Plan has assessed. The amount of the withdrawal liability recorded as of February 23, 2019 with respect to the Dominick’s division was $142.1 million.

Unfavorable changes in government regulation may have a material adverse effect on our business.

Our stores are subject to various federal, state, local and foreign laws, regulations and administrative practices. We must comply with numerous provisions regulating health and sanitation standards, food labeling, energy, environmental, equal employment opportunity, minimum wages,

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pension, health insurance and other welfare plans, and licensing for the sale of food, drugs and alcoholic beverages. We cannot predict either the nature of future laws, regulations, interpretations or applications, or the effect either additional government laws, regulations or administrative procedures, when and if promulgated, or disparate federal, state, local and foreign regulatory schemes would have on our future business. In addition, regulatory changes could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on our business.

The minimum wage continues to increase and is subject to factors outside of our control. Changes to wage regulations could have an impact on our future results of operations.

A considerable number of our employees are paid at rates related to the federal minimum wage. Additionally, many of our stores are located in states, including California, where the minimum wage is greater than the federal minimum wage and where a considerable number of employees receive compensation equal to the state’s minimum wage. For example, as of February 23, 2019, we employed approximately 68,000 associates in California, where the current minimum wage increased to $12.00 per hour effective January 1, 2019, will increase to $13.00 per hour, effective January 1, 2020, and will gradually increase each year thereafter to $15.00 per hour by January 1, 2023. In Massachusetts, where we employed approximately 10,800 associates as of February 23, 2019, the minimum wage will increase to $12.75 per hour, effective January 1, 2020, and reach $15.00 per hour by 2023. In New Jersey, where we employed approximately 7,100 associates as of February 23, 2019, the minimum wage will increase to $11.00 per hour, effective January 1, 2020, and reach $15.00 per hour by 2024. In Maryland, where we employed approximately 7,200 associates as of February 23, 2019, the minimum wage will increase to $11.00 per hour, effective January 1, 2020, and reach $15.00 per hour by 2025. Moreover, municipalities may set minimum wages above the applicable state standards. For example, the minimum wage in Seattle, Washington, where we employed approximately 1,800 associates as of February 23, 2019, increased to $16.00 per hour effective January 1, 2019 for employers with more than 500 employees nationwide. In Chicago, Illinois, where we employed approximately 6,200 associates as of February 23, 2019, the minimum wage increased to $13.00 per hour effective July 1, 2019. Any further increases in the federal minimum wage or the enactment of additional state or local minimum wage increases could increase our labor costs, which may adversely affect our results of operations and financial condition.

The food retail industry is labor intensive. Our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of qualified persons in the workforce in the local markets in which we are located, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment and labor laws. Such laws related to employee hours, wages, job classification and benefits could significantly increase operating costs. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing wages for our employees could cause our profit margins to decrease. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

Failure to attract and retain qualified associates could materially adversely affect our financial performance.

Our ability to continue to conduct and expand our operations depends on our ability to attract and retain a large and growing number of qualified associates. Our ability to meet our labor needs,

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including our ability to find qualified personnel to fill positions that become vacant at our existing stores and distribution centers, while controlling our associate wage and related labor costs, is generally subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the markets in which we operate, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and adoption of new or revised employment and labor laws and regulations. If we are unable to locate, to attract or to retain qualified personnel, the quality of service we provide to our customers may decrease and our financial performance may be adversely affected.

Unfavorable changes in, failure to comply with or increased costs to comply with environmental laws and regulations could adversely affect us. The storage and sale of petroleum products could cause disruptions and expose us to potentially significant liabilities.

Our operations, including our 401 fuel centers, are subject to various laws and regulations relating to the protection of the environment, including those governing the storage, management, disposal and cleanup of hazardous materials. Some environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, impose strict, and under certain circumstances joint and several, liability for costs to remediate a contaminated site, and also impose liability for damages to natural resources.

Federal regulations under the Clean Air Act require phase-out of the production of ozone-depleting refrigerants that include hydrochlorofluorocarbons, the most common of which is R-22. By 2020, production of new R-22 refrigerant gas will be completely phased out; however, recovered and recycled/reclaimed R-22 will be available for servicing systems after 2020. We are reducing our R-22 footprint while continuing to repair leaks, thus extending the useful lifespan of existing equipment. In fiscal 2018, we incurred approximately $15 million for system retrofits, and we have budgeted approximately $12 million per year for subsequent years. Leak repairs are part of the ongoing refrigeration maintenance budget. We may be required to spend additional capital above and beyond what is currently budgeted for system retrofits and leak repairs which could have a significant impact on our business, results of operations and financial condition.

Third-party claims in connection with releases of or exposure to hazardous materials relating to our current or former properties or third-party waste disposal sites can also arise. In addition, the presence of contamination at any of our properties could impair our ability to sell or lease the contaminated properties or to borrow money using any of these properties as collateral. The costs and liabilities associated with any such contamination could be substantial and could have a material adverse effect on our business. Under current environmental laws, we may be held responsible for the remediation of environmental conditions regardless of whether we lease, sublease or own the stores or other facilities and regardless of whether such environmental conditions were created by us or a prior owner or tenant. In addition, the increased focus on climate change, waste management and other environmental issues may result in new environmental laws or regulations that negatively affect us directly or indirectly through increased costs on our suppliers. There can be no assurance that environmental contamination relating to prior, existing or future sites or other environmental changes will not adversely affect us through, for example, business interruption, cost of remediation or adverse publicity.

We are subject to, and may in the future be subject to, legal or other proceedings that could have a material adverse effect on us.

From time to time, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, antitrust claims, intellectual property claims and other proceedings arising in or outside of the ordinary course of business. In addition, there are an increasing number of

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

cases being filed against companies generally, which contain class-action allegations under federal and state wage and hour laws. We estimate our exposure to these legal proceedings and establish reserves for the estimated liabilities. Assessing and predicting the outcome of these matters involves substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings or changes in management’s forecast assumptions or predictions could have a material adverse impact on our results of operations.

We may be adversely affected by risks related to our dependence on IT systems. Any future changes to or intrusion into these IT systems, even if we are compliant with industry security standards, could materially adversely affect our reputation, financial condition and operating results.

We have complex IT systems that are important to the success of our business operations and marketing initiatives. If we were to experience failures, breakdowns, substandard performance or other adverse events affecting these systems, or difficulties accessing the proprietary business data stored in these systems, or in maintaining, expanding or upgrading existing systems or implementing new systems, we could incur significant losses due to disruptions in our systems and business. These risks may be further exacerbated by our recent deployment and continued refinement of cloud-based enterprise solutions. In a cloud computing environment, we could be subject to outages by third-party service providers and security breaches to their systems. Unauthorized parties have obtained in the past, and may in the future obtain, access to cloud-based platforms used by companies.

Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries and other events or developments may result in future intrusions into or compromise of our networks, payment card terminals or other payment systems.

In particular, the techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often cannot be recognized until launched against a target; accordingly, we may not be able to anticipate these frequently changing techniques or implement adequate preventive measures for all of them. Any unauthorized access into our customers’ sensitive information, or data belonging to us or our suppliers, even if we are compliant with industry security standards, could put us at a competitive disadvantage, result in deterioration of our customers’ confidence in us and subject us to potential litigation, liability, fines and penalties and consent decrees, resulting in a possible material adverse impact on our financial condition and results of operations.

As a merchant that accepts debit and credit cards for payment, we are subject to the Payment Card Industry (“PCI”) Data Security Standard (“PCI DSS”), issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical administrative and technical storage, processing and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute (“ANSI”) data encryption standards and payment network security operating guidelines. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us. Despite our efforts to comply with these or other payment card standards and other information security measures, we cannot be certain that all of our IT systems will be able to prevent, contain or detect all cyber-attacks or intrusions from known malware or malware that may be developed in the future. To the extent that any disruption results in the loss, damage or misappropriation of information, we may be adversely affected by claims from customers, financial institutions, regulatory authorities, payment card associations and others. In addition, privacy and information security laws and standards continue to evolve and could expose us to further regulatory burdens. The cost of complying with stricter laws and standards, including PCI DSS and ANSI data encryption standards and the California Consumer Privacy Act which will take effect in January 2020, could be significant.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The loss of confidence from a data security breach involving our customers or employees could hurt our reputation and cause customer retention and employee recruiting challenges.

We receive and store personal information in connection with our marketing and human resources organizations. The protection of our customer and employee data is critically important to us. Despite our considerable efforts to secure our respective computer networks, security could be compromised, confidential information could be misappropriated or system disruptions could occur, as has occurred with a number of other retailers. If we experience a data security breach, we could be exposed to government enforcement actions, possible assessments from the card brands if credit card data was involved and potential litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to stop shopping at our stores altogether.

Unauthorized computer intrusions could adversely affect our brands and could discourage customers from shopping with us.

In 2014, we were the subject of an unauthorized intrusion affecting 800 of our stores in an attempt to obtain credit card data. While the claims arising out of this intrusion have been substantially resolved, there can be no assurance that we will not suffer a similar criminal attack in the future or that unauthorized parties will not gain access to personal information of our customers. While we have implemented additional security software and hardware designed to provide additional protections against unauthorized intrusions, there can be no assurance that unauthorized individuals will not discover a means to circumvent our security. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex attacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Computer intrusions could adversely affect our brands, have caused us to incur legal and other fees, may cause us to incur additional expenses for additional security measures and could discourage customers from shopping in our stores.

We use a combination of insurance and self-insurance to address potential liabilities for workers’ compensation, automobile and general liability, property risk (including earthquake and flood coverage), director and officers’ liability, employment practices liability, pharmacy liability and employee health care benefits.

We use a combination of insurance and self-insurance to address potential liabilities for workers’ compensation, automobile and general liability, property risk (including earthquake and flood coverage), director and officers’ liability, employment practices liability, pharmacy liability and employee health care benefits and cyber and terrorism risks. We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

The majority of our workers’ compensation liability is from claims occurring in California, where workers’ compensation has received intense scrutiny from the state’s politicians, insurers, employers and providers, as well as the public in general.

Our long-lived assets, primarily goodwill and store-level assets, are subject to periodic testing for impairment, and we may incur significant impairment charges as a result.

Our long-lived assets, primarily goodwill and store-level assets, are subject to periodic testing for impairment. We have incurred significant impairment charges to earnings in the past. Long-lived asset

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

impairment charges were $36.3 million, $100.9 million and $46.6 million in fiscal 2018, fiscal 2017 and fiscal 2016, respectively. Failure to achieve sufficient levels of cash flow at reporting units and at store-level could result in impairment charges on long-lived assets. We also review goodwill for impairment annually on the first day of the fiscal fourth quarter or if events or changes in circumstances indicate the occurrence of a triggering event. During fiscal 2017, we recorded a goodwill impairment loss of $142.3 million. The annual evaluation of goodwill performed for our reporting units during the fourth quarters of fiscal 2018 and fiscal 2016 did not result in impairment.

Our operations are dependent upon the availability of a significant amount of energy and fuel to manufacture, store, transport and sell products.

Our operations are dependent upon the availability of a significant amount of energy and fuel to manufacture, store, transport and sell products. Energy and fuel costs are influenced by international, political and economic circumstances and have experienced volatility over time. To reduce the impact of volatile energy costs, we have entered into contracts to purchase electricity and natural gas at fixed prices to satisfy a portion of our energy needs. We also manage our exposure to changes in energy prices utilized in the shipping process through the use of short-term diesel fuel derivative contracts. Volatility in fuel and energy costs that exceeds offsetting contractual arrangements could adversely affect our results of operations.

Failure to realize anticipated savings from our implementation of cost reduction and productivity initiatives could adversely affect our financial performance.

Estimating savings from cost reduction and productivity initiatives is inherently uncertain and there can be no assurance that we will be able to realize such savings in the currently anticipated amounts and time-frame, if at all. The estimates of savings from cost reduction and productivity initiatives represents managements estimates and remain subject to risks and uncertainties. Actual cost savings, if achieved, may be lower than what we expect, may take longer to achieve than anticipated and may require greater charges than currently anticipated.

We may have liability under certain operating leases that were assigned to third parties.

We may have liability under certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, we could be responsible for the lease obligation. Due to the wide dispersion among third parties and the variety of remedies available, we believe that if an assignee became insolvent it would not have a material effect on our financial condition, results of operations or cash flows. No liability has been recorded for assigned leases in our consolidated balance sheet related to these contingent obligations.

We may be unable to attract and retain key personnel, which could adversely impact our ability to successfully execute our business strategy.

The continued successful implementation of our business strategy depends in large part upon the ability and experience of members of our senior management. In addition, our performance is dependent on our ability to identify, hire, train, motivate and retain qualified management, technical, sales and marketing and retail personnel. If we lose the services of members of our senior management or are unable to continue to attract and retain the necessary personnel, we may not be able to successfully execute our business strategy, which could have an adverse effect on our business.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Risks Related to our Indebtedness

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As of September 7, 2019, we had $8.2 billion of debt outstanding (other than finance lease obligations). As of September 7, 2019, we would have been able to borrow an additional $3.3 billion under the ABL Facility after giving effect to the borrowings under our ABL Facility and letters of credit. As of September 7, 2019, we and our subsidiaries had approximately $727 million of finance lease obligations.

Our substantial indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, including acquisitions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, there can be no assurance that we will be able to refinance any of our debt or that we will be able to refinance our debt on commercially reasonable terms. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; or

•	negotiations with our lenders to restructure the applicable debt.

Our debt instruments may restrict, or market or business conditions may limit, our ability to obtain additional indebtedness, refinance our indebtedness or use some of our options.

Despite our significant indebtedness levels, we may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements that govern the Term Loan Facilities and the ABL Facility and the indentures that govern the NALP Notes (as defined herein), the Safeway Notes (as defined herein) and the ACI Notes, permit us to incur significant additional indebtedness, subject to certain limitations. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face would intensify. See “Description of Indebtedness.”

To service our indebtedness, we require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

Our ability to make cash payments on and to refinance the indebtedness and to fund planned capital expenditures will depend on our ability to generate significant operating cash flow in the future, as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results” included elsewhere in this prospectus. This ability is, to a significant extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that will be beyond our control.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our business may not generate sufficient cash flow from operations to enable us to pay our indebtedness or to fund our other liquidity needs. In any such circumstance, we may need to refinance all or a portion of our indebtedness, on or before maturity. We may not be able to refinance any indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. Any such action, if necessary, may not be effected on commercially reasonable terms or at all. The instruments governing our indebtedness may restrict our ability to sell assets and our use of the proceeds from such sales.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our credit agreement, or any replacement revolving credit facility in respect thereof, could elect to terminate their revolving commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

In addition, in July 2017, the U.K. Financial Conduct Authority, which regulates the London Inter-bank Offered Rate (“LIBOR”), announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve and what, if any, effect these changes, other reforms or the establishment of alternative reference rates may have on instruments that calculate interest rates based on LIBOR including our Term Loan Facilities and ABL Facility. Additionally, changes in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. While we do not expect that the transition from LIBOR and risks related thereto will have a material adverse effect on our financing costs, it is still uncertain at this time. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.”

Our debt instruments limit our flexibility in operating our business.

Our debt instruments contain various covenants that limit our and our restricted subsidiaries’ ability to engage in specified types of transactions. A breach of any of these covenants could result in a default under our debt instruments. Any debt agreements we enter into in the future may further limit our ability to enter into certain types of transactions. In addition, certain of the covenants governing the ABL Facility, the Term Loan Facilities and the ACI Notes restrict, among other things, our and our restricted subsidiaries’ ability to:

•	incur additional indebtedness or provide guarantees in respect of obligations of other persons;

•	pay dividends on, repurchase or make distributions to our owners or make other restricted payments or make certain investments;

•	prepay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	sell or otherwise dispose of certain assets;

•	incur liens;

•	engage in sale and leaseback transactions;

•	restrict dividends, loans or asset transfers from our subsidiaries;

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into a new or different line of business; and

•	enter into certain transactions with our affiliates.

In addition, the restrictive covenants in our ABL Facility require us, in certain circumstances, to maintain a specific fixed charge coverage ratio. Our ability to meet that financial ratio can be affected by events beyond our control, and there can be no assurance that we will meet it. A breach of this covenant could result in a default under such facilities. Moreover, the occurrence of a default under our ABL Facility could result in an event of default under our other indebtedness. Upon the occurrence of an event of default under our ABL Facility, the lenders could elect to declare all amounts outstanding under the ABL Facility to be immediately due and payable and terminate all commitments to extend further credit. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures governing the 2020 Safeway Notes (as defined herein), the 2021 Safeway Notes (as defined herein) and the ACI Notes (the 2020 Safeway Notes, the 2021 Safeway Notes and the ACI Notes, collectively the “CoC Notes”).

Upon the occurrence of certain kinds of change of control events, we will be required to offer to repurchase outstanding CoC Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the CoC Notes or that restrictions in our debt instruments will not allow such repurchases. Our failure to purchase the tendered notes would constitute an event of default under the indentures governing the CoC Notes which, in turn, would constitute a default under our ABL Facility and Term Loan Facilities. In addition, the occurrence of a change of control would also constitute a default under our ABL Facility and Term Loan Facilities. A default under our ABL Facility and Term Loan Facilities would result in a default under our indentures if the lenders accelerate the debt under our ABL Facility and Term Loan Facilities.

Moreover, our debt instruments restrict, and any future indebtedness we incur may restrict, our ability to repurchase the notes, including following a change of control event. As a result, following a change of control event, we may not be able to repurchase the CoC Notes unless we first repay all indebtedness outstanding under our Term Loan Facilities and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the CoC Notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase the outstanding CoC Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. These repurchase requirements may also delay or make it more difficult for others to obtain control of us.

Currently, substantially all of our assets are pledged as collateral under our ABL Facility and Term Loan Facilities.

As of September 7, 2019, we had $8.2 billion of indebtedness outstanding (other than finance lease obligations), of which $3.1 billion is secured under the Term Loan Facilities and no amounts are secured under the ABL Facility (excluding $504.6 million of outstanding letters of credit). As of September 7, 2019, we and our subsidiaries had approximately $727 million of finance lease obligations. If we are unable to repay all secured borrowings under our Term Loan Facilities when due, whether at maturity or if declared due and payable following a default, the administrative agents or the lenders, as applicable, would have the right to proceed against the collateral pledged to secure the indebtedness and may sell the assets pledged as collateral in order to repay those borrowings, which

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Increases in interest rates and/or a downgrade of our credit ratings could negatively affect our financing costs and our ability to access capital.

We have exposure to future interest rates based on the variable rate debt under our credit facilities and to the extent we raise additional debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with operational cash flow and through the use of our ABL Facility. The interest rate on these borrowing arrangements is generally determined from the inter-bank offering rate at the borrowing date plus a pre-set margin. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

We rely on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in our credit ratings from the internationally recognized credit rating agencies could negatively affect our ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A rating downgrade could also impact our ability to grow our business by substantially increasing the cost of, or limiting access to, capital.

Risks Related to Our Common Stock and This Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling shares of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

•	the failure of securities analysts to cover our common stock after this offering, or changes in financial estimates by analysts;

•	changes in, or investors’ perception of, the food and drug retail industry;

•	the activities of competitors;

•	future issuances and sales of our common stock, including in connection with acquisitions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	regulatory or legal developments in the United States;

•	litigation involving us, our industry, or both;

•	general economic conditions; and

•	other factors described elsewhere in these “Risk Factors.”

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

As a result of these factors, you may not be able to resell your shares of our common stock at or above the initial offering price. In addition, the stock market often experiences extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

We are controlled by our Sponsors and they may have conflicts of interest with other stockholders in the future.

After the completion of this offering, and assuming an offering of              shares by the selling stockholders at an initial public offering price of $         per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, our Sponsors will control in the aggregate approximately     % of our common stock (or     % if the underwriters exercise in full their option to purchase additional shares). As a result, our Sponsors will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Four of our 12 directors are either employees of, or advisors to, members of our Sponsors, as described under “Management.” Our Sponsors will also have sufficient voting power to amend our organizational documents. The interests of our Sponsors may not coincide with the interests of other holders of our common stock. Additionally, our Sponsors are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors may also pursue, for their own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsors continue to own a significant amount of the outstanding shares of our common stock, our Sponsors will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, our Sponsors, as a group, will control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE rules. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Provisions in our charter documents, certain agreements governing our indebtedness, the Stockholders’ Agreement and Delaware law could make an acquisition of the Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control that some stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, possibly depressing the market price of our common stock.

In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace members of our management team. Examples of such provisions are as follows:

•

from and after such date that our Sponsors and their respective Affiliates (as defined in Rule 12b-2 of the Exchange Act), or any person who is an express assignee or designee of their respective rights under our certificate of incorporation (and such assignee’s or designee’s Affiliates) ceases to own, in the aggregate, at least 50% of the then-outstanding shares of our common stock (the “50% Trigger Date”), the authorized number of our directors may be increased or decreased only by the affirmative vote of two-thirds of the then-outstanding shares of our common stock or by resolution of our board of directors;

•

prior to the 50% Trigger Date, only our board of directors and the Sponsors are expressly authorized to make, alter or repeal our bylaws and, from and after the 50% Trigger Date, our stockholders may only amend our bylaws with the approval of at least two-thirds of all of the outstanding shares of our capital stock entitled to vote;

•	from and after the 50% Trigger Date, the manner in which stockholders can remove directors from the board will be limited;

•	from and after the 50% Trigger Date, stockholder actions must be effected at a duly called stockholder meeting and actions by our stockholders by written consent will be prohibited;

•

from and after such date that our Sponsors and their respective Affiliates (or any person who is an express assignee or designee of our Sponsors’ respective rights under our certificate of incorporation (and such assignee’s or designee’s Affiliates)) ceases to own, in the aggregate, at least 35% of the then-outstanding shares of our common stock (the “35% Trigger Date”), advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors will be established;

•	limits on who may call stockholder meetings;

•

requirements on any stockholder (or group of stockholders acting in concert), other than, prior to the 35% Trigger Date, the Sponsors, who seeks to transact business at a meeting or nominate directors for election to submit a list of derivative interests in any of our company’s securities, including any short interests and synthetic equity interests held by such proposing stockholder;

•	requirements on any stockholder (or group of stockholders acting in concert) who seeks to nominate directors for election to submit a list of “related party transactions” with the proposed

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

nominee(s) (as if such nominating person were a registrant pursuant to Item 404 of Regulation S-K, and the proposed nominee was an executive officer or director of the “registrant”); and

•

our board of directors is authorized to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquiror, effectively preventing acquisitions that have not been approved by our board of directors.

Our certificate of incorporation authorizes our board of directors to issue up to 30,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our board of directors at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights, and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could delay, discourage, prevent, or make it more difficult or costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. This exclusive forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act or the Securities Act or the respective rules and regulations promulgated thereunder.

If a substantial number of shares becomes available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease. The perception in the public market that our existing stockholders might sell shares of common stock could also create a perceived overhang and depress our market price. Upon completion of this offering, we will have                  shares of common stock outstanding of which                  shares will be held by our existing stockholders (assuming that the underwriters do not exercise their option to purchase additional shares from the selling stockholders). Prior to this offering, we, our independent directors and our existing

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stockholders will have agreed with the underwriters to a “lock-up” period, meaning that such parties may not, subject to certain exceptions, sell any of their existing shares of our common stock without the prior written consent of representatives of the underwriters for at least                  days after the date of this prospectus. Pursuant to this agreement, among other exceptions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the 180-day restricted period after the date of this prospectus. In addition, all of our existing stockholders and independent directors will be subject to the holding period requirement of Rule 144 (“Rule 144”) under the Securities Act, as described in “Shares Eligible for Future Sale.” When the lock-up agreements expire, these shares will become eligible for sale, in some cases subject to the requirements of Rule 144.

In addition, our Sponsors will have substantial demand and incidental registration rights, as described in “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” The market price for shares of our common stock may drop when the restrictions on resale by our existing stockholders and independent directors lapse. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our equity plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                 % of the shares of our common stock that will be available as of the consummation of this offering. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common shares, the market price of our common stock could decline.

The trading market for our common shares likely will be influenced by the research and reports that equity and debt research analysts publish about the industry, us and our business. The market price of our common stock could decline if one or more securities analysts downgrade our shares or if those analysts issue a sell recommendation or other unfavorable commentary or cease publishing reports about us or our business. If one or more of the analysts who elect to cover us downgrade our shares, the market price of our common stock would likely decline.

Our ability to pay dividends to our stockholders is restricted by applicable laws and regulations and requirements under certain of our debt agreements, including the Term Loan Facilities, ABL Facility and ACI Notes.

Holders of our common stock are only entitled to receive such cash dividends as our board, in its sole discretion, may declare out of funds legally available for such payments. Any decision to declare and pay dividends will be dependent on a variety of factors, including our financial condition, earnings, legal requirements, our general liquidity needs, and other factors that our board deems relevant. Our ability to declare and pay dividends to our stockholders is subject to certain laws, regulations, and policies, including minimum capital requirements and, as a Delaware corporation, we are subject to certain restrictions on dividends under the DGCL. Under the DGCL, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Finally, our ability to pay dividends to our stockholders may be limited by covenants in any financing arrangements that we are currently a party, including the Term Loan Facilities, ABL Facility and ACI Notes, to or may enter into in the future. As a consequence of these various limitations and restrictions, we may not be able to make, or may have to

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reduce or eliminate at any time, the payment of dividends on our common stock. See “Description of Indebtedness.” Any change in the level of our dividends or the suspension of the payment thereof could have a material adverse effect on the market price of our common stock. See “Dividend Policy.”

You may be diluted by the future issuance of additional common stock in connection with our equity incentive plans, acquisitions or otherwise.

After this offering, we will have              shares of common stock authorized but unissued under our certificate of incorporation. We will be authorized to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for consideration and on terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved up to     % of the shares of our common stock that will be available as of the consummation of this offering for issuance under existing restricted stock unit awards and for future awards that may be issued under our Phantom Unit Plan (as defined herein). See “Executive Compensation—Incentive Plans” and “Shares Eligible for Future Sale—Incentive Plans.” Any common stock that we issue, including under our Phantom Unit Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

In the future, we may also issue our securities, including shares of our common stock, in connection with investments or acquisitions. We regularly evaluate potential acquisition opportunities, including ones that would be significant to us. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future operating results and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. Words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “aims,” “potential,” “will,” “would,” “could,” “considered,” “likely,” “estimate” and the negatives or variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Statements regarding cost synergies and revenue opportunities (and in each case, the components, amounts and/or percentages thereof) are forward-looking statements. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. These factors include, but are not limited to, risks and uncertainties discussed in the section of this prospectus entitled “Risk Factors” and the following factors:

•	the competitive nature of the industry in which we conduct our business;

•	general business and economic conditions, including the rate of inflation or deflation, consumer spending levels, population, employment and job growth and/or losses in our market;

•

our ability to increase identical sales, expand our Own Brands, maintain or improve operating margins, revenue and revenue growth rate, control or reduce costs, improve buying practices and control shrink;

•	our ability to expand or grow our home delivery network and Drive Up & Go curbside pickup services;

•	pricing pressures and competitive factors, which could include pricing strategies, store openings, remodels or acquisitions by our competitors;

•

labor costs, including benefit plan costs and severance payments, or labor disputes that may arise from time to time and work stoppages that could occur in areas where certain collective bargaining agreements have expired or are on indefinite extensions or are scheduled to expire in the near future;

•	disruptions in our manufacturing facilities’ or distribution centers’ operations, disruption of significant supplier relationships, or disruptions to our produce or product supply chains;

•	results of any ongoing litigation in which we are involved or any litigation in which we may become involved;

•	data privacy and security, the failure of our IT systems, or maintaining, expanding or upgrading existing systems or implementing new systems;

•	the effects of government regulation and legislation, including healthcare reform;

•	our ability to raise additional capital to finance the growth of our business, including to fund acquisitions;

•	our ability to service our debt obligations, and restrictions in our debt agreements;

•

the impact of private and public third-party payers’ continued reduction in prescription drug reimbursements and the ongoing efforts to limit participation in payor networks, including through mail order;

•	plans for future growth and other business development activities;

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•	our ability to realize anticipated savings from our implementation of cost reduction and productivity initiatives;

•	changes in tax laws or interpretations that could increase our consolidated tax liabilities; and

•	competitive pressures in all markets in which we operate.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

Consequently, all of the forward-looking statements we make in this prospectus are qualified by the information contained in this prospectus, including, but not limited to, the information contained in this section and the information discussed in the section entitled “Risk Factors.” See the section “Where You Can Find More Information” in this prospectus.

Persons reading this prospectus are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and only to events as of the date on which the statements are made. We are not under any obligation, and we expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section entitled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

The selling stockholders are selling all of the shares of common stock in this offering, and we will not receive any proceeds from the sale of the shares.

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DIVIDEND POLICY

The declaration and payment of any future dividends will be made at the sole discretion of our board of directors and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, restrictions under the documentation governing certain of our indebtedness, including our Term Loan Facilities, ABL Facility and ACI Notes, capital requirements, regulations, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

The ability of our board of directors to declare a dividend is also subject to limits imposed by Delaware corporate law. Under Delaware law, our board of directors and the boards of directors of our corporate subsidiaries incorporated in Delaware may declare dividends only to the extent of our “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See “Risk Factors—Risks Related to This Offering and Owning Our Common Stock—Our ability to pay dividends to our stockholders is restricted by applicable laws and regulations and requirements under certain of our debt agreements, including our Term Loan Facilities, ABL Facility and ACI Notes.”

We are also subject to restrictions under agreements governing our debt instruments and we and our subsidiaries will be subject to general restrictions imposed on dividend payments under the laws of their jurisdictions of incorporation or organization. See “Risk Factors—Risks Related to Our Indebtedness—Our debt instruments limit our flexibility in operating our business.”

Confidential Treatment Requested by Albertsons Companies, Inc.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 7, 2019. You should read this table together with “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

(dollars in millions)	As of September 7, 2019
Cash and cash equivalents	$435

Debt, including current maturities, net of debt discounts and deferred financing costs(1)
ABL Facility(2)	$—
Term Loan Facilities	3,033
ACI Notes	3,814
Safeway Notes(3)	642
NALP Notes(4)	465
Finance leases	727
Other financing liabilities(5)	47
Mortgage notes payable, secured	18

Total Debt	$8,746

Total stockholders’ equity	$2,346

Total capitalization	$11,092

(1)	Debt discounts and deferred financing costs totaled $94.7 million and $59.2 million, respectively, as of September 7, 2019, on an actual basis.
(2)

The ABL Facility provides for a $4,000.0 million revolving credit facility. As of September 7, 2019, the aggregate borrowing base on the ABL Facility would be approximately $3.8 billion, which was reduced by $504.6 million of outstanding standby letters of credit, resulting in a net borrowing base availability of approximately $3.3 billion. See “Description of Indebtedness—ABL Facility.”

(3)	Consists of the 2020 Safeway Notes, 2021 Safeway Notes, 2027 Safeway Notes (as defined herein) and 2031 Safeway Notes (as defined herein).
(4)	Consists of the NALP Medium-Term Notes, 2026 NALP Notes, 2029 NALP Notes, 2030 NALP Notes and 2031 NALP Notes (each as defined herein).
(5)	Consists of other financing obligations and the ASC Notes (as defined herein).

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Pursuant to 17 C.F.R. Section 200.83

DILUTION

All shares of our common stock being sold in the offering were issued and outstanding prior to this offering. As a result, this offering will not have a dilutive effect on our stockholders. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the tangible book value attributable to the existing equity holders. Our tangible book value represents the amount of total tangible assets less total liabilities, and our tangible book value per share represents tangible book value divided by the number of shares of common stock outstanding. As of                             , our tangible book value per share of our common stock was $            .

The following table summarizes the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the selling stockholders and by investors participating in this offering, based upon the initial public offering price of $         per share.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Purchasers of common stock in this offering			%	$		%	$

Total		100.0%		$	100.0%		$

The table above does not give effect to     % of the shares of our common stock that we have reserved and will be available as of the consummation of this offering for issuance under existing restricted stock unit awards. Any common stock that we issue, including under our equity incentive plans that we may adopt in the future, would further dilute the percentage ownership held by the investors who purchase common stock in this offering.

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SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The information below should be read along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and the historical financial statements and accompanying notes included elsewhere in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial information set forth below is derived from our annual Consolidated Financial Statements for the periods indicated below, including the Consolidated Balance Sheets at February 23, 2019 and February 24, 2018 and the related Consolidated Statements of Operations and Comprehensive Income (Loss) and Consolidated Statements of Cash Flows for the 52 weeks ended February 23, 2019, February 24, 2018, February 25, 2017 and notes thereto appearing elsewhere in this prospectus. As well, we have derived the Consolidated Balance Sheet data as of September 7, 2019 and the Consolidated Statement of Operations data for the 28 weeks ended September 7, 2019 and the 28 weeks ended September 8, 2018 from our unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus.

	28 Weeks Ended
(dollars in millions, except per share data)	September 7, 2019	September 8, 2018	Fiscal 2018	Fiscal 2017	Fiscal 2016	Fiscal 2015	Fiscal 2014(1)
Results of Operations
Net sales and other revenue	$32,915	$32,678	$60,535	$59,925	$59,678	$58,734	$27,199

Gross Profit	9,181	8,984	16,895	16,361	16,641	16,062	7,503
Selling and administrative expenses	8,741	8,835	16,272	16,209	16,072	15,600	7,929
(Gain) loss on property dispositions and impairment losses, net	(464)	(176)	(165)	67	(39)	103	228
Goodwill impairment	—	—	—	142	—	—	—

Operating income (loss)	904	325	788	(57)	608	359	(654)
Interest expense, net	403	450	831	875	1,004	951	633
Loss (gain) on debt extinguishment	66	—	9	(5)	112	—	—
Other (income) expense	(6)	(60)	(104)	(9)	(44)	(50)	91

Income (loss) before income taxes	441	(65)	52	(918)	(464)	(542)	(1,378)
Income tax expense (benefit)	97	(15)	(79)	(964)	(90)	(40)	(153)

Net income (loss)	$344	$(50)	$131	$46	$(374)	$(502)	$(1,225)

Balance Sheet (at end of period)
Cash and cash equivalents	$435	$1,662	$926	$670	$1,219	$580	$1,126
Total assets(2)	24,699	21,817	20,777	21,812	23,755	23,770	25,678
Total stockholders’ / member equity(2)	2,346	1,363	1,451	1,398	1,371	1,613	2,169
Total debt, including finance leases	8,746	11,765	10,586	11,876	12,338	12,226	12,569
Net cash provided by (used in) operating activities	1,085	1,191	1,688	1,019	1,814	902	(165)
Per Share Data
Basic net income (loss) per common share	$1.23	$(0.18)	$0.47	$0.17	$(1.33)	$(1.80)	$(4.38)
Diluted net income (loss) per common share	$1.23	$(0.18)	$0.47	$0.17	$(1.33)	$(1.80)	$(4.38)
Weighted-average common shares outstanding (in millions):
Basic	280	281	280	280	280	280	280
Diluted	280	281	280	280	280	280	280

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Pursuant to 17 C.F.R. Section 200.83

(1)	Includes results from four weeks for the stores purchased in the Safeway merger on January 30, 2015.
(2)

We adopted ASU 2016-02, Leases (Topic 842), and related amendments as of February 24, 2019 under the modified retrospective approach and, therefore, have not revised comparative periods. Under Topic 842, leases historically classified as capital leases are now referred to as finance leases.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results may differ materially from those contained in any forward-looking statements.

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Albertsons Companies, Inc., the words “Albertsons,” “the Company,” “we,” “us,” “our” and “ours” refer to Albertsons Companies, Inc., together with its subsidiaries.

Overview

We are one of the largest food retailers in the United States, with 2,262 stores across 34 states and the District of Columbia. We operate a portfolio of stores, under 20 iconic banners, with prime retail locations and leading market share in attractive and growing geographies. We hold a #1 or #2 position by market share in 68% of the 120 MSAs in which we operate. Within each of the geographies in which we operate, we have a variety of store sizes and aim to provide a destination shopping experience, as we tailor our offerings to the local demographics, including value-oriented, premium and ethnic preferences. Our portfolio of well-located, full service stores provides the backbone of our rapidly growing eCommerce business, through which we offer Drive Up & Go curbside pickup, home delivery and rush delivery. Our go-to-market strategy is focused on a differentiated customer experience across our stores, our just for U loyalty program and comprehensive online capabilities to drive purchase frequency, basket size and customer satisfaction and retention. Our differentiated customer experience emphasizes fresh, organic and locally sourced items among our product offerings as well as our $12.5 billion Own Brands portfolio that drives loyalty, sales growth and margin. We believe that our operating structure empowers decision making at the local level to better serve customers in their communities while offering significant corporate support by leveraging an organization with more than $60 billion in sales and national scale.

Our Company has grown through a series of transformational acquisitions over the last six years, resulting in our ownership of 20 store banners with rich local heritage. In 2015, we merged with Safeway, from which we realized approximately $823 million of run-rate synergies, on-time and ahead of target. We have implemented best practices across the enterprise to allow the realization of significant efficiencies. We continue to sharpen our in-store execution and have expanded our omni-channel capabilities, enabling us to connect with our customers where, when and how they want to shop with us. We increased capital investment in our business, deploying over $6.7 billion of capital expenditures beginning with fiscal 2015, including the $1.45 billion we expect to spend in fiscal 2019, to build new stores, upgrade existing locations with an emphasis on fresh, value-added features and enhance our digital capabilities.

We are currently in the process of implementing cost reduction and productivity initiatives that we expect to reinvest into the business and drive growth. These initiatives include procurement, indirect spend and operational efficiencies such as shrink management, general and administrative discipline and labor and working capital productivity. We have also enhanced our management team, adding executives with complementary backgrounds to position us well for the future.

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We operate in the $655 billion U.S. food retail industry, a highly fragmented sector with a large number of companies competing locally and a growing array of companies with a national footprint, including traditional supermarkets, pharmacies and drug stores, convenience stores, warehouse clubs and supercenters. The industry has also seen the widespread introduction of “limited assortment” retail stores, as well as local chains and stand-alone stores that cater to the individual cultural preferences of specific neighborhoods. While brick and mortar stores account for approximately 95% of industry sales, eCommerce offerings have been expanding as result of new pure-play internet-based companies as well as established players expanding omni-channel options.

From 2014 through 2019, food retail industry revenues increased by $29 billion, driven in part by economic growth, favorable consumer dynamics and a consumer shift to premium and organic brands. Both inflation and deflation affect our business. After a period of food deflation in 2016 and 2017, the Food-at-Home Consumer Price Index increased by 0.4% in 2018 and is expected to increase between 0.5% and 1.5% in both 2019 and 2020, and U.S. GDP is expected to increase by 2.4% in 2019 and 2.1% in 2020.

A considerable number of our employees are paid at rates related to the federal minimum wage. Additionally, many of our stores are located in states, including California, where the minimum wage is greater than the federal minimum wage and where a considerable number of employees receive compensation equal to the state’s minimum wage. For example, as of February 23, 2019, we employed approximately 68,000 associates in California, where the current minimum wage increased to $12.00 per hour effective January 1, 2019, will increase to $13.00 per hour, effective January 1, 2020, and will gradually increase each year thereafter to $15.00 per hour by January 1, 2023. In Massachusetts, where we employed approximately 10,800 associates as of February 23, 2019, the minimum wage will increase to $12.75 per hour, effective January 1, 2020, and reach $15.00 per hour by 2023. In New Jersey, where we employed approximately 7,100 associates as of February 23, 2019, the minimum wage will increase to $11.00 per hour, effective January 1, 2020, and reach $15.00 per hour by 2024. In Maryland, where we employed approximately 7,200 associates as of February 23, 2019, the minimum wage will increase to $11.00 per hour, effective January 1, 2020, and reach $15.00 per hour by 2025. Moreover, municipalities may set minimum wages above the applicable state standards. For example, the minimum wage in Seattle, Washington, where we employed approximately 1,800 associates as of February 23, 2019, increased to $16.00 per hour effective January 1, 2019 for employers with more than 500 employees nationwide. In Chicago, Illinois, where we employed approximately 6,200 associates as of February 23, 2019, the minimum wage increased to $13.00 per hour effective July 1, 2019. Any further increases in the federal minimum wage or the enactment of state or local minimum wage increases could also increase our labor costs, which may adversely affect our results of operations and financial condition.

In addition, we participate in various multiemployer pension plans for substantially all employees represented by unions pursuant to collective bargaining agreements that require us to contribute to these plans. Pension expenses for multiemployer pension plans are recognized by us as contributions are made. Generally, benefits are based on a fixed amount for each year of service. Our contributions to these pension plans could change as a result of collective bargaining efforts, which could have a negative effect to our results of operations and financial condition. Our contributions to multiemployer plans are expected to be $475.0 million in fiscal 2019 and were $451.1 million, $431.2 million and $399.1 million during fiscal 2018, fiscal 2017 and fiscal 2016, respectively. See “Risks Related to Our Business and Industry—Increased pension expenses, contributions and surcharges may have an adverse impact on our financial results.”

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Stores

The following table shows stores operating, acquired, opened, divested and closed during the periods presented:

	28 weeks ended		52 weeks ended
	September 7, 2019	September 8, 2018	February 23, 2019	February 24, 2018	February 24, 2017
Stores, beginning of period	2,269	2,318	2,318	2,324	2,271
Acquired	—	—	—	5	78
Opened	7	3	6	15	15
Closed	(14)	(30)	(55)	(26)	(40)

Stores, end of period	2,262	2,291	2,269	2,318	2,324

The following tables summarize our stores by size:

	Number of stores		Percent of Total		Retail Square Feet(1)
Square Footage	September 7, 2019	September 8, 2018	September 7, 2019	September 8, 2018	September 7, 2019	September 8, 2018
Less than 30,000	205	209	9.1%	9.1%	4.8	4.9
30,000 to 50,000	790	799	34.9%	34.9%	33.1	33.5
More than 50,000	1,267	1,283	56.0%	56.0%	74.9	75.8

Total Stores	2,262	2,291	100.0%	100.0%	112.8	114.2

(1)	In millions, reflects total square footage of retail stores operating at the end of the quarter.

	Number of Stores		Percent of Total		Retail Square Feet(1)
Square Footage	February 23, 2019	February 24, 2018	February 23, 2019	February 24, 2018	February 23, 2019	February 24, 2018
Less than 30,000	208	211	9.2%	9.1%	4.9	4.9
30,000 to 50,000	792	810	34.9%	34.9%	33.2	34.0
More than 50,000	1,269	1,297	55.9%	56.0%	74.9	76.5

Total Stores	2,269	2,318	100.0%	100.0%	113.0	115.4

(1)	In millions, reflects total square footage of retail stores operating at the end of the period.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Results of Operations

Comparison of 28 weeks ended September 7, 2019 to 28 weeks ended September 8, 2018:

The following table and related discussion set forth certain information and comparisons regarding the components of our Condensed Consolidated Statements of Operations for the 28 weeks ended September 7, 2019 (“first 28 weeks of fiscal 2019”) and 28 weeks ended September 8, 2018 (“first 28 weeks of fiscal 2018”).

	28 weeks ended
	September 7, 2019	% of Sales	September 8, 2018	% of Sales
Net sales and other revenue	$32,915.1	100.0%	$32,677.5	100.0%
Cost of sales	23,734.0	72.1	23,694.0	72.5

Gross profit	9,181.1	27.9	8,983.5	27.5
Selling and administrative expenses	8,741.2	26.6	8,834.8	27.0
Gain on property dispositions and impairment losses, net	(464.0)	(1.4)	(175.8)	(0.5)

Operating income	903.9	2.7	324.5	1.0
Interest expense, net	402.7	1.2	449.5	1.4
Loss on debt extinguishment	65.8	0.2	—	—
Other income	(6.0)	—	(60.0)	(0.2)

Income (loss) before income taxes	441.4	1.3	(65.0)	(0.2)
Income tax expense (benefit)	97.6	0.3	(14.9)	—

Net income (loss)	$343.8	1.0%	$(50.1)	(0.2)%

Net Sales and Other Revenue

Net sales and other revenue increased 0.7% to $32,915.1 million for the first 28 weeks of fiscal 2019 from $32,677.5 million for the first 28 weeks of fiscal 2018. The increase in Net sales and other revenue was primarily driven by our 1.9% increase in identical sales, partially offset by a reduction in sales related to the stores closed since the second quarter of fiscal 2018 and lower fuel sales.

Identical Sales, Excluding Fuel

Identical sales include stores operating during the same period in both the current year and the prior year, comparing sales on a daily basis. Direct to consumer internet sales are included in identical sales, and fuel sales are excluded from identical sales. Acquired stores become identical on the one-year anniversary date of the acquisition. Identical sales for the 28 weeks ended September 7, 2019 and the 28 weeks ended September 8, 2018, respectively, were:

	28 weeks ended
	September 7, 2019	September 8, 2018
Identical sales, excluding fuel	1.9%	0.5%

Our identical sales benefited from growth in our online home delivery and Drive Up & Go curbside pickup sales and Own Brands sales.

Gross Profit

Gross profit represents the portion of Net sales and other revenue remaining after deducting Cost of sales during the period, including purchase and distribution costs. These costs include inbound

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freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs associated with our distribution network. Advertising, promotional expenses and vendor allowances are also components of Cost of sales.

Gross profit margin increased to 27.9% during the first 28 weeks of fiscal 2019 compared to 27.5% during the first 28 weeks of fiscal 2018. Our total gross profit margin benefited from higher than normal fuel margin during the first 28 weeks of fiscal 2019. Excluding the impact of fuel, gross profit margin increased 20 basis points compared to the first 28 weeks of fiscal 2018. The increase in gross profit margin was driven by improved shrink expense, increased Own Brands penetration, lower depreciation expense and better leveraging of advertising spend, partially offset by continued reimbursement rate pressures in pharmacy and higher distribution center rent expense.

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of store-level costs, including wages, employee benefits, rent, depreciation and utilities, in addition to certain back-office expenses related to our corporate and division offices.

Selling and administrative expenses decreased to 26.6% of Net sales and other revenue during the first 28 weeks of fiscal 2019 compared to 27.0% of Net sales and other revenue for the first 28 weeks of fiscal 2018. Excluding the impact of fuel, Selling and administrative expenses as a percentage of Net sales and other revenue decreased 60 basis points during the first 28 weeks of fiscal 2019 compared to the first 28 weeks of fiscal 2018. The decrease in Selling and administrative expenses was primarily attributable to lower acquisition and integration costs, the realization of our cost reduction initiatives and lower depreciation and amortization expense, partially offset by strategic investments in digital and technology initiatives, higher employee wage and benefit costs and an increase in rent expense related to store properties. Lower acquisition and integration costs were driven by the completion of the Safeway integration during fiscal 2018, resulting in no store conversions in the first 28 weeks of fiscal 2019 compared to 462 store conversions in the first 28 weeks of fiscal 2018. The integration costs in the first 28 weeks of fiscal 2019 were largely driven by the conversion of back-office related areas and a distribution center.

Gain on Property Dispositions and Impairment Losses, Net

Gain on property dispositions and impairment losses, net was $464.0 million during the first 28 weeks of fiscal 2019 compared to $175.8 million during the first 28 weeks of fiscal 2018. The increase is primarily attributable to $463.6 million of gains related to sale-leaseback transactions during the second quarter of fiscal 2019, partially offset by asset impairments including an impairment loss of $38.6 million related to certain assets of our meal kit operations.

Interest Expense, Net

Interest expense, net was $402.7 million during the first 28 weeks of fiscal 2019 compared to $449.5 million during the first 28 weeks of fiscal 2018. The decrease in interest expense is primarily attributable to lower average outstanding borrowings and lower average interest rates, partially offset by $33.0 million of deferred financing costs and original issue discount that was expensed in connection with the repayment of $1,570.6 million of aggregate principal amount outstanding under our term loan facilities, along with accrued and unpaid interest and fees and expenses, for which we used approximately $864 million of cash on hand and proceeds from the issuance of new senior unsecured notes, and the refinancing of the remaining amounts outstanding with new term loan tranches during the second quarter of fiscal 2019. The weighted average interest rate during the first 28 weeks of fiscal 2019 was 6.4%, excluding amortization and write-off of deferred financing costs and original issue discount, compared to 6.5% during the first 28 weeks of fiscal 2018.

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Loss on Debt Extinguishment

Loss on debt extinguishment was $65.8 million during the first 28 weeks of fiscal 2019, compared to no loss on debt extinguishment during the first 28 weeks of fiscal 2019. The loss on debt extinguishment primarily consists of the write-off of debt discounts associated with the tender offer and repurchase of notes, as described in “Debt Management” included elsewhere in this prospectus.

Other Income

For the first 28 weeks of fiscal 2019, Other income was $6.0 million compared to Other income of $60.0 million for the first 28 weeks of fiscal 2018. Other income during the first 28 weeks of fiscal 2019 is primarily driven by non-service cost components of net pension and post-retirement expense and unrealized gains from non-operating investments. Other income during the first 28 weeks of fiscal 2018 is primarily driven by realized gains from the sale of non-operating investments and non-service cost components of net pension and post-retirement expense.

Income Taxes

For the first 28 weeks of fiscal 2019, Income tax expense was $97.6 million, representing a 22.1% effective tax rate. Income tax benefit was $14.9 million, representing a 22.9% effective tax rate, for the first 28 weeks of fiscal 2018. Our effective tax rate for the first 28 weeks of fiscal 2019 differs from the federal income tax statutory rate of 21% primarily due to state income taxes, partially offset by income tax credits and charitable donation benefit.

Comparison of Fiscal 2018 to Fiscal 2017 to Fiscal 2016:

The following table and related discussion sets forth certain information and comparisons regarding the components of our Consolidated Statements of Operations for fiscal 2018, fiscal 2017 and fiscal 2016, respectively (in millions):

	Fiscal 2018		Fiscal 2017		Fiscal 2016
Net sales and other revenue	$60,534.5	100.0%	$59,924.6	100.0%	$59,678.2	100.0%
Cost of sales	43,639.9	72.1	43,563.5	72.7	43,037.7	72.1

Gross profit	16,894.6	27.9	16,361.1	27.3	16,640.5	27.9
Selling and administrative expenses	16,272.3	26.9	16,208.7	27.0	16,072.1	26.9
(Gain) loss on property dispositions and impairment losses, net	(165.0)	(0.3)	66.7	0.1	(39.2)	—
Goodwill impairment	—	—	142.3	0.2	—	—

Operating income (loss)	787.3	1.3	(56.6)	—	607.6	1.0
Interest expense, net	830.8	1.4	874.8	1.5	1,003.8	1.7
Loss (gain) on debt extinguishment	8.7	—	(4.7)	—	111.7	0.2
Other income	(104.4)	(0.2)	(9.2)	—	(44.3)	(0.1)

Income (loss) before income taxes	52.2	0.1	(917.5)	(1.5)	(463.6)	(0.8)
Income tax benefit	(78.9)	(0.1)	(963.8)	(1.6)	(90.3)	(0.2)

Net income (loss)	$131.1	0.2%	$46.3	0.1%	$(373.3)	(0.6)%

Identical Sales, Excluding Fuel

Identical sales include stores operating during the same period in both the current year and the prior year, comparing sales on a daily basis. Direct to consumer internet sales are included in identical

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sales, and fuel sales are excluded from identical sales. Acquired stores become identical on the one-year anniversary date of the acquisition. Identical sales results, on an actual basis, for the past three fiscal years were as follows:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Identical sales, excluding fuel	1.0%	(1.3)%	(0.4)%

Net Sales and Other Revenue

Net sales and other revenue increased $609.9 million, or 1.0%, from $59,924.6 million in fiscal 2017 to $60,534.5 million in fiscal 2018. The components of the change in Net sales and other revenue for fiscal 2018 were as follows (in millions):

Fiscal 2018
Net sales and other revenue for fiscal 2017	$59,924.6
Identical sales increase of 1.0%	539.6
Increase in fuel sales	351.3
Decrease in sales due to store closures, net of new store openings	(413.6)
Other(1)	132.6

Net sales and other revenue for fiscal 2018	$60,534.5

(1)	Includes changes in non-identical sales and other miscellaneous revenue.

The primary increase in Net sales and other revenue in fiscal 2018 as compared to fiscal 2017 was driven by our 1.0% increase in identical sales and an increase in fuel sales of $351.3 million, partially offset by a reduction in sales related to the closure of 55 stores in fiscal 2018.

Net sales and other revenue increased $246.4 million, or 0.4%, from $59,678.2 million in fiscal 2016 to $59,924.6 million in fiscal 2017. The components of the change in Net sales and other revenue for fiscal 2017 were as follows (in millions):

Fiscal 2017
Net sales and other revenue for fiscal 2016	$59,678.2
Additional sales due to new stores and acquisitions, net of store closings	589.4
Increase in fuel sales	411.2
Identical sales decline of 1.3%	(740.4)
Other(1)	(13.8)

Net sales and other revenue for fiscal 2017	$59,924.6

(1)	Includes changes in non-identical sales and other miscellaneous revenue.

The primary increase in Net sales and other revenue in fiscal 2017 as compared to fiscal 2016 was driven by an increase of $589.4 million from new stores and acquisitions, net of store closings, and an increase of $411.2 million in fuel sales primarily driven by higher average retail pump prices, partially offset by a decline of $740.4 million from our 1.3% decline in identical sales.

Gross Profit

Gross profit represents the portion of Net sales and other revenue remaining after deducting the Cost of sales during the period, including purchase and distribution costs. These costs include inbound

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freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs associated with our distribution network. Advertising, promotional expenses and vendor allowances are also components of Cost of sales.

Gross profit margin increased 60 basis points to 27.9% in fiscal 2018 compared to 27.3% in fiscal 2017. Excluding the impact of fuel, gross profit margin increased 70 basis points. The increase in fiscal 2018 as compared to fiscal 2017 was primarily attributable to lower shrink expense as a percentage of sales partially due to the completion of our store conversions related to the Safeway merger and the implementation of inventory management initiatives, lower advertising costs and improved product mix, including improved sales penetration in Own Brands.

Fiscal 2018 vs. Fiscal 2017	Basis point increase (decrease)
Lower shrink expense	31
Product mix, including increased Own Brands penetration	16
Advertising	14
Acquisition synergies	6
Other	3

Total	70

Gross profit margin decreased 60 basis points to 27.3% in fiscal 2017 compared to 27.9% in fiscal 2016. Excluding the impact of fuel, gross profit margin decreased 50 basis points. The decrease in fiscal 2017 as compared to fiscal 2016 was primarily attributable to our investment in promotions and price and higher shrink expense as a percentage of sales, which was partially due to system conversions related to our integration.

Fiscal 2017 vs. Fiscal 2016	Basis point increase (decrease)
Investment in price and changes in product mix	(36)
Increase in shrink expense	(23)
LIFO expense	(1)
Acquisition synergies	10

Total	(50)

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of store-level costs, including wages, employee benefits, rent, depreciation and utilities, in addition to certain back-office expenses related to our corporate and division offices.

Selling and administrative expenses decreased 10 basis points to 26.9% of Net sales and other revenue in fiscal 2018 from 27.0% in fiscal 2017. Excluding the impact of fuel, Selling and administrative expenses as a percentage of Net sales and other revenue decreased 10 basis points during fiscal 2018 compared to fiscal 2017.

Fiscal 2018 vs. Fiscal 2017	Basis point increase (decrease)
Depreciation and amortization	(27)
Cost reduction initiatives	(18)
Employee wage and benefit costs (primarily incentive pay)	28
Other (includes an increase in acquisition and integration costs)	7

Total	(10)

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Pursuant to 17 C.F.R. Section 200.83

The decrease during fiscal 2018 compared to fiscal 2017 was primarily attributable to lower depreciation and amortization expense and our cost reduction initiatives, partially offset by increased employee wage and benefit costs and higher acquisition and integration costs. Increased employee wage and benefit costs were primarily attributable to incentive pay as a result of improved operating performance. Higher acquisition and integration costs were primarily driven by the 506 store conversions in fiscal 2018 related to the Safeway integration compared to 219 store conversions in fiscal 2017.

Selling and administrative expenses increased 10 basis points to 27.0% of Net sales and other revenue in fiscal 2017 from 26.9% in fiscal 2016. Excluding the impact of fuel, Selling and administrative expenses as a percentage of Net sales and other revenue increased 20 basis points during fiscal 2017 compared to fiscal 2016.

Fiscal 2017 vs. Fiscal 2016	Basis point increase (decrease)
Employee wage and benefit costs	20
Depreciation and amortization	14
Store-related costs	12
Pension expense, net	(17)
Safeway merger synergies	(7)
Other	(2)

Total	20

Increased employee wage and benefit costs, higher depreciation and amortization expense and higher store-related costs during fiscal 2017 compared to fiscal 2016 were offset by lower pension costs and increased Safeway merger synergies. Increased employee wage and benefit costs and higher store-related costs were primarily attributable to deleveraging of sales on fixed costs. These increases were partially offset by lower pension expense, net driven by a $25.4 million settlement gain during fiscal 2017 primarily due to an annuity settlement on a portion of our defined benefit pension obligation.

(Gain) Loss on Property Dispositions and Impairment Losses, Net

For fiscal 2018, net gain on property dispositions and impairment losses was $165.0 million, primarily driven by gains from the sale of assets of $240.1 million, partially offset by long-lived asset impairment losses of $36.3 million. For fiscal 2017, net loss on property dispositions and impairment losses was $66.7, primarily driven by long-lived asset impairment losses of $100.9 million, partially offset by gains from the sale of assets of $63.8 million. For fiscal 2016, net gain on property dispositions and impairment losses was $39.2 million, primarily driven by gains from the sale of assets of $91.7 million, partially offset by long-lived asset impairment losses of $46.6 million.

Goodwill Impairment

No goodwill impairment was recorded in fiscal 2018 compared to $142.3 million in fiscal 2017.

Interest Expense, Net

Interest expense, net was $830.8 in fiscal 2018, $874.8 million in fiscal 2017 and $1,003.8 million in fiscal 2016. The decrease in Interest expense, net for fiscal 2018 compared to fiscal 2017 is primarily due to lower average outstanding borrowings as a result of our term loan paydown and other debt reduction during fiscal 2018 and lower amortization and write-off of deferred financing costs and

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original issue discount, partially offset by $10.9 million of interest that was due and payable on the floating rate senior secured notes that were issued in connection with the Merger Agreement and later redeemed as further described herein.

The following details our components of Interest expense, net for the respective fiscal years (in millions):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
ABL Facility, senior secured and unsecured notes, term loans and debentures	$698.3	$701.5	$764.3
Capital lease obligations	81.8	96.3	106.8
Amortization and write-off of deferred financing costs	42.7	56.1	84.4
Amortization and write-off of debt discounts	20.3	16.0	22.3
Other interest (income) expense	(12.3)	4.9	26.0

Interest expense, net	$830.8	$874.8	$1,003.8

The weighted average interest rate during the year was 6.6%, excluding amortization of debt discounts and deferred financing costs. The weighted average interest rate during fiscal 2017 and fiscal 2016 was 6.5% and 6.8%, respectively.

Loss (Gain) on Debt Extinguishment

During fiscal 2018, we repurchased Safeway’s 7.45% Senior Debentures due 2027 and 7.25% Debentures due 2031 with a par value of $333.7 million and a book value of $322.4 million, and NALP Notes with a par value of $108.4 million and a book value of $96.4 million for an aggregate of $424.4 million (the “2018 Repurchases”). We also redeemed Safeway’s 5.00% Senior Notes due 2019 (the “2018 Redemption”) for $271.7 million, which included an associated make-whole premium of $3.1 million. In connection with the 2018 Repurchases and the 2018 Redemption, we recorded a loss on debt extinguishment of $8.7 million.

During fiscal 2017, we repurchased NALP Notes with a par value of $160.0 million and a book value of $140.2 million for $135.5 million plus accrued interest of $3.7 million. In connection with this repurchase, we recorded a gain on debt extinguishment of $4.7 million.

On June 24, 2016, a portion of the net proceeds from the issuance of the 2024 Notes was used to fully redeem $609.6 million of 7.75% Senior Secured Notes due 2022 (the “2016 Redemption”). In connection with the 2016 Redemption, we recorded a $111.7 million loss on debt extinguishment comprised of an $87.7 million make-whole premium and a $24.0 million write-off of deferred financing costs and original issue discount.

Other Income

For fiscal 2018, Other income was $104.4 million primarily driven by adjustments related to acquisition-related contingent consideration, gains related to non-operating minority investments and non-service cost components of net pension and post-retirement expense. For fiscal 2017, Other income was $9.2 million primarily driven by changes in our equity method investment in Casa Ley, changes in the fair value of the contingent value rights, which we refer to as CVRs, non-service cost components of net pension and post-retirement expense and gains and losses on the sale of non-operating minority investments. For fiscal 2016, Other income was $44.3 million primarily driven by gains on the sale of certain investments, changes in our equity method investments and non-service cost components of net pension and post-retirement expense.

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Pursuant to 17 C.F.R. Section 200.83

Income Taxes

Income tax was a benefit of $78.9 million in fiscal 2018, $963.8 million in fiscal 2017 and $90.3 million in fiscal 2016. Prior to the Reorganization Transactions, a substantial portion of our businesses and assets were held and operated by limited liability companies, which are generally not subject to entity-level federal or state income taxation. See Note 1 – Description of business, basis of presentation and summary of significant accounting policies in our consolidated financial statements, included elsewhere in this prospectus, for a discussion and definition of the “Reorganization Transactions.” On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law, which resulted in a significant ongoing benefit to us, primarily due to the reduction in the corporate tax rate from 35% to 21% and the ability to accelerate depreciation deductions for qualified property purchases.

The components of the change in income taxes for the last three fiscal years were as follows:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Income tax expense (benefit) at federal statutory rate	$11.0	$(301.5)	$(162.3)
State income taxes, net of federal benefit	0.7	(39.8)	(20.2)
Change in valuation allowance	(3.3)	(218.0)	107.1
Unrecognized tax benefits	(16.2)	(36.5)	(18.7)
Member loss	—	83.1	16.6
Charitable donations	(4.4)	—	(11.1)
Tax credits	(10.8)	(9.1)	(17.3)
Indemnification asset	—	—	5.1
Effect of Tax Cuts and Jobs Act	(56.9)	(430.4)	—
CVR liability adjustment	—	(20.3)	7.5
Reorganization of limited liability companies	—	46.7	—
Nondeductible equity-based compensation expense	3.8	1.6	4.2
Other	(2.8)	(39.6)	(1.2)

Income tax benefit	$(78.9)	$(963.8)	$(90.3)

As a result of the Tax Act, we recorded a net non-cash tax benefit of $56.9 million and $430.4 million in fiscal 2018 and fiscal 2017, respectively, primarily due to the lower corporate tax rate. The income tax benefit in fiscal 2017 includes a net $218.0 million non-cash benefit from the reversal of a valuation allowance, partially offset by an increase of $46.7 million in net deferred tax liabilities from our limited liability companies related to the Reorganization Transactions.

Adjusted EBITDA and Free Cash Flow

The Non-GAAP Measures are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income, gross profit and Net cash provided by operating activities. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe EBITDA, Adjusted EBITDA and Free Cash Flow provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. We also use Adjusted EBITDA, as further adjusted for additional items defined in our debt instruments, for board of director and bank

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compliance reporting. The presentation of Non-GAAP Measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

For the first 28 weeks of fiscal 2019, Adjusted EBITDA was $1,444.4 million, or 4.4% of Net sales and other revenue, compared to $1,364.4 million, or 4.2% of Net sales and other revenue for the first 28 weeks of fiscal 2018. The increase in Adjusted EBITDA primarily reflects our identical sales increase, higher gross profit margin, due in part to higher fuel margin and continued improvements in shrink expense, partially offset by strategic investments in digital and technology initiatives, higher employee wage and benefit costs and incremental rent expense from sale-leaseback transactions.

The following is a reconciliation of Net income (loss) to Adjusted EBITDA (in millions):

	28 weeks ended
	September 7, 2019	September 8, 2018
Net income (loss)	$343.8	$(50.1)
Depreciation and amortization	897.6	939.2
Interest expense, net	402.7	449.5
Income tax expense (benefit)	97.6	(14.9)

EBITDA	1,741.7	1,323.7
Integration costs(1)	22.4	134.9
Acquisition-related costs(2)	11.2	57.5
Equity-based compensation expense	17.6	25.6
Loss on debt extinguishment	65.8	—
Gain on property dispositions and impairment losses, net	(464.0)	(175.8)
LIFO expense	16.3	12.9
Miscellaneous adjustments(3)	33.4	(14.4)

Adjusted EBITDA	$1,444.4	$1,364.4

(1)	Related to activities to integrate acquired businesses, primarily the Safeway merger.
(2)	Includes expenses related to acquisitions (including the mutually terminated merger with Rite Aid Corporation in fiscal 2018) and expenses related to management fees.
(3)	Miscellaneous adjustments include the following (see table below):

	28 weeks ended
	September 7, 2019	September 8, 2018
Non-cash lease-related adjustments	$6.3	$(5.5)
Lease and lease-related costs for surplus and closed stores	12.0	14.6
Net realized and unrealized loss (gain) on non-operating investments	7.5	(33.3)
Adjustments to contingent consideration	—	(10.0)
Certain legal and regulatory accruals and settlements, net	(1.9)	—
Other(a)	9.5	19.8

Total other adjustments	$33.4	$(14.4)

(a)	Primarily includes adjustments for unconsolidated equity investments and costs related to the transition services agreements.

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The following is a reconciliation of Net cash provided by operating activities to Free Cash Flow (in millions):

	28 weeks ended
	September 7, 2019	September 8, 2018
Net cash provided by operating activities	$1,084.8	$1,191.3
Income tax expense (benefit)	97.6	(14.9)
Deferred income taxes	14.4	66.2
Interest expense, net	402.7	449.5
Operating lease right-of-use assets amortization	(288.4)	—
Changes in operating assets and liabilities	100.3	(517.6)
Amortization and write-off of deferred financing costs	(26.1)	(17.7)
Integration costs	22.4	134.9
Acquisition-related costs	11.2	57.5
Other adjustments	25.5	15.2

Adjusted EBITDA	1,444.4	1,364.4
Less: capital expenditures	(716.3)	(631.2)

Free Cash Flow	$728.1	$733.2

For fiscal 2018, Adjusted EBITDA was $2.7 billion, or 4.5% of Net sales and other revenue, compared to $2.4 billion, or 4.0% of Net sales and other revenue, for fiscal 2017. The increase in Adjusted EBITDA primarily reflects our identical sales increase, improved gross profit and realization of our cost reduction initiatives.

The following is a reconciliation of Net income (loss) to Adjusted EBITDA (in millions):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Net income (loss)	$131.1	$46.3	$(373.3)
Depreciation and amortization	1,738.8	1,898.1	1,804.8
Interest expense, net	830.8	874.8	1,003.8
Income tax benefit	(78.9)	(963.8)	(90.3)

EBITDA	2,621.8	1,855.4	2,345.0
Integration costs(1)	186.3	156.2	144.1
Acquisition-related costs(2)	73.4	61.5	69.5
Loss (gain) on debt extinguishment	8.7	(4.7)	111.7
Equity-based compensation expense	47.7	45.9	53.3
Net (gain) loss on property dispositions, asset impairment and lease exit costs(3)	(165.0)	66.7	(39.2)
Goodwill impairment	—	142.3	—
LIFO expense (benefit)	8.0	3.0	(7.9)
Collington acquisition(4)	—	—	78.9
Miscellaneous adjustments(5)	(39.6)	71.6	61.1

Adjusted EBITDA	$2,741.3	$2,397.9	$2,816.5

(1)	Related to activities to integrate acquired businesses, primarily the Safeway merger.
(2)

Includes expenses related to acquisition and financing activities, including management fees of $13.8 million in each year. Fiscal 2018 includes expenses related to the mutually terminated merger with Rite Aid. Fiscal 2016 includes adjustments to tax indemnification assets of $12.3 million.

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(3)

Fiscal 2018 includes gains related to various property dispositions and increased amortization of deferred gains related to sale leaseback transactions. Fiscal 2017 includes asset impairment losses of $100.9 million primarily related to underperforming stores. Fiscal 2016 includes a net gain of $42.9 million related to the disposition of a portfolio of surplus properties.

(4)	Fiscal 2016 charge to pension expense, net related to the settlement of a pre-existing contractual relationship and assumption of the pension plan related to the acquisition of Collington.
(5)	Miscellaneous adjustments include the following:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Lease-related adjustments(a)	$5.8	$17.4	$27.0
Net realized and unrealized gain on non-operating investments	(17.2)	(5.1)	(9.7)
Adjustments to contingent consideration	(59.3)	—	—
Facility closures and related transition costs(b)	13.4	12.4	23.0
Costs related to initial public offering and reorganization transactions	1.6	8.7	23.9
Changes in our equity method investment in Casa Ley and related CVR adjustments	—	53.8	1.5
Certain legal and regulatory accruals and settlements, net	4.0	(13.7)	(0.1)
Other(c)	12.1	(1.9)	(4.5)

Total miscellaneous adjustments	$(39.6)	$71.6	$61.1

(a)	Primarily includes lease adjustments related to deferred rents, deferred gains on leases and costs incurred on leased surplus properties.
(b)	Includes costs related to facility closures and the transition to our decentralized operating model.
(c)	Primarily includes gains and losses from interest rate and commodity hedges and adjustments for unconsolidated equity investments

The following is a reconciliation of Net cash provided by operating activities to Free Cash Flow, which we define as Adjusted EBITDA less capital expenditures (in millions):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Net cash provided by operating activities	$1,687.9	$1,018.8	$1,813.5
Income tax benefit	(78.9)	(963.8)	(90.3)
Deferred income tax	81.5	1,094.1	219.5
Interest expense, net	830.8	874.8	1,003.8
Changes in operating assets and liabilities	(176.2)	222.1	(251.9)
Amortization and write-off of deferred financing costs	(42.7)	(56.1)	(84.4)
Acquisition and integration costs	259.7	217.7	213.6
Pension and post-retirement expense, net of contributions	174.8	22.8	(84.0)
Collington acquisition	—	—	78.9
Other adjustments	4.4	(32.5)	(2.2)

Adjusted EBITDA	2,741.3	2,397.9	2,816.5
Less: capital expenditures	(1,362.6)	(1,547.0)	(1,414.9)

Free Cash Flow	$1,378.7	$850.9	$1,401.6

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Liquidity and Financial Resources

The following table sets forth the major sources and uses of cash and cash equivalents and restricted cash for each period (in millions):

	28 weeks ended
	September 7, 2019	September 8, 2018	Fiscal 2018	Fiscal 2017	Fiscal 2016
Cash and cash equivalents and restricted cash at end of period	$464.7	$1,669.8	$967.7	$680.8	$1,229.1
Cash flows provided by operating activities	1,084.8	1,191.3	1,687.9	1,018.8	1,813.5
Cash flows provided by (used in) investing activities	307.7	(88.2)	(86.8)	(469.0)	(1,079.6)
Cash flows used in financing activities	(1,895.5)	(114.1)	(1,314.2)	(1,098.1)	(97.8)

Net Cash Provided By Operating Activities

Net cash provided by operating activities was $1,084.8 million for the first 28 weeks of fiscal 2019 compared to $1,191.3 million for the first 28 weeks of fiscal 2018. The reduction in cash flow from operations compared to the first 28 weeks of fiscal 2018 is due to changes in working capital, primarily related to accounts payable and inventory, partially offset by improvements in operating income, which includes the reduction in acquisition and integration costs. The year over year change in working capital was largely impacted by activities related to the store conversions that were ongoing during the first 28 weeks of fiscal 2018.

Net cash provided by operating activities was $1,687.9 million during fiscal 2018 compared to net cash provided by operating activities of $1,018.8 million during fiscal 2017. The increase in net cash flow from operating activities during fiscal 2018 compared to fiscal 2017 was primarily due to the increase in Adjusted EBITDA, principally reflecting the results in fiscal 2018 compared to fiscal 2017, and changes in working capital primarily related to accounts payable and accrued liabilities, which includes $42.3 million in payments related to litigation settlements in fiscal 2017, partially offset by $199.3 million in pension contributions in fiscal 2018.

Net cash provided by operating activities was $1,018.8 million during fiscal 2017 compared to net cash provided by operating activities of $1,813.5 million during fiscal 2016. The decrease in net cash flow from operating activities during fiscal 2017 compared to fiscal 2016 was primarily due to the decrease in Adjusted EBITDA, principally reflecting the results in fiscal 2017 compared to fiscal 2016, and changes in working capital primarily related to accounts payable and accrued liabilities and the $42.3 million payment on litigation settlements, partially offset by a decrease in interest and income taxes paid of $110.7 million and $113.4 million, respectively. Fiscal 2016 cash provided by operating activities also includes a correction in the classification of certain book overdrafts resulting in an increase of $139.2 million.

Net Cash Provided By (Used In) Investing Activities

Net cash provided by investing activities was $307.7 million for the first 28 weeks of fiscal 2019 compared to net cash used in investing activities of $88.2 million for the first 28 weeks of fiscal 2018.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

For the first 28 weeks of fiscal 2019, cash provided by investing activities consisted primarily of proceeds from the sale of assets of $1,029.5 million, partially offset by payments for property and equipment, including lease buyouts, of $716.3 million. Proceeds from the sale of assets primarily includes the sale and leaseback of 53 store properties and one distribution center for $931.3 million, net of closing costs during the second quarter of fiscal 2019. Payments for property and equipment included the opening of seven new stores, completion of 99 remodels and continued investment in our digital and eCommerce technology. For the first 28 weeks of fiscal 2018, cash used in investing activities consisted primarily of payments for property and equipment, including lease buyouts, of $631.2 million, partially offset by proceeds from the sale of assets of $509.4 million. Payments for property and equipment included the opening of three new stores, completion of 59 remodels and continued investment in our digital and eCommerce technology. Proceeds from the sale of assets included the sale and leaseback of two distribution centers for approximately $290 million, net of closing costs during the second quarter of fiscal 2018.

Net cash used in investing activities during fiscal 2018 was $86.8 million primarily due to payments for property and equipment, including lease buyouts, of $1,362.6 million, which includes approximately $70 million of Safeway integration-related capital expenditures, partially offset by proceeds from the sale of assets of $1,252.0 million. Payments for property and equipment included the opening of six new stores, completion of 128 upgrades and remodels and continued investment in our digital and eCommerce technology. Asset sale proceeds primarily relate to the sale and subsequent leaseback of seven of our distribution center properties during fiscal 2018 and other property dispositions.

Net cash used in investing activities during fiscal 2017 was $469.0 million primarily due to payments for property and equipment, including lease buyouts, of $1,547.0 million, which includes approximately $200 million of Safeway integration-related capital expenditures, and payments for business acquisitions of $148.8 million partially offset by proceeds from the sale of assets of $939.2 million and proceeds from the sale of our equity method investment in Casa Ley of $344.2 million. Asset sale proceeds primarily relate to the sale and subsequent leaseback of 94 store properties during the third and fourth quarters of fiscal 2017.

Net cash used in investing activities during fiscal 2016 was $1,079.6 million primarily due to payments for property and equipment, including lease buyouts, of $1,414.9 million, which includes approximately $250 million of Safeway integration-related capital expenditures, and payments for business acquisitions of $220.6 million partially offset by proceeds from the sale of assets of $477.0 million. Asset sale proceeds include the sale and 36-month leaseback of two distribution centers in Southern California and the sale of a portfolio of surplus properties.

In fiscal 2019, we expect to spend approximately $1,450 million in capital expenditures, or approximately 2.4% of our sales in fiscal 2018, as follows (in millions):

Projected Fiscal 2019 Capital Expenditures
New stores and remodels	$600.0
IT	350.0
Real estate and expansion capital	200.0
Maintenance	200.0
Supply chain	100.0

Total	$1,450.0

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Net Cash Used In Financing Activities

Net cash used in financing activities was $1,895.5 million during the first 28 weeks of fiscal 2019 compared to $114.1 million during the first 28 weeks of fiscal 2018.

Net cash used in financing activities during the first 28 weeks of fiscal 2019 consisted primarily of payments on long-term debt of $2,558.4 million, partially offset by proceeds from the issuance of long-term debt of $750.0 million. Payments on long-term debt principally consisted of the term loan repayment, tender offer and repurchase of notes, as further discussed below.

Net cash used in financing activities during the first 28 weeks of fiscal 2018 consisted primarily of payments on long-term debt of $780.1 million, partially offset by proceeds from the issuance of long-term debt of $750.0 million. Proceeds from the issuance of long-term debt and payments of long-term debt principally consisted of the issuance and subsequent redemption of floating rate senior secured notes as a result of the mutual termination of the merger agreement with Rite Aid Corporation.

Net cash used in financing activities was $1,314.2 million in fiscal 2018 consisting of payments on long-term debt and capital leases of $3,179.8 million, partially offset by proceeds from the issuance of long-term debt of $1,969.8 million. Proceeds from the issuance of long-term debt and payments of long-term debt consisted of the issuance of the 2026 Notes, the issuance and subsequent redemption of the $750.0 million floating rate senior secured notes as a result of the mutual termination of the merger agreement with Rite Aid Corporation, borrowings and repayments under our asset-based loan facility, the repayment of term loans in connection with the refinancing and repurchase of Safeway’s notes described herein. Net cash used in financing activities was $1,098.1 million in fiscal 2017 due primarily to payments on long-term debt and capital lease obligations of $977.8 million, payment of the Casa Ley CVR and a member distribution of $250.0 million, partially offset by proceeds from the issuance of long-term debt. Net cash used in financing activities was $97.8 million in fiscal 2016 due primarily to payments on long-term debt and capital lease obligations, partially offset by proceeds from the issuance of long-term debt.

Debt Management

In our continued commitment to delever our balance sheet and improve financial flexibility, we have reduced our outstanding debt balance by more than $1.8 billion during fiscal 2019 to date. As of September 7, 2019, we had no borrowings outstanding under our $4.0 billion asset-based revolving credit facility, and total availability of approximately $3.3 billion (net of letter of credit usage).

On August 15, 2019, we repaid approximately $1,571 million in aggregate principal amount outstanding under our term loan facilities, along with accrued and unpaid interest and fees and expenses, using cash on hand and proceeds from the issuance of the 2028 Notes. Contemporaneously with the term loan repayment, we refinanced the remaining amounts outstanding with new term loan tranches. The new tranches consist of $3.1 billion in aggregate principal, of which $1,500.0 million matures on November 17, 2025 and $1,600.0 million matures on August 17, 2026. The new loans amortize, on a quarterly basis, at a rate of 1.0% per annum of the original principal amount. The new loans bear interest, at the borrower’s option, at a rate per annum equal to either (a) the base rate plus 1.75% or (b) LIBOR plus 2.75%, subject to a 0.75% floor.

Also on August 15, 2019, we completed the sale of $750.0 million of principal amount of 2028 Notes. Proceeds from the 2028 Notes were used to partially fund the term loan repayment discussed above.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

On May 24, 2019, we completed a cash tender offer and early redemption of $34.1 million of Safeway notes and $402.9 million of NALP Notes for an aggregate of $415.3 million in cash plus accrued and unpaid interest. During the first 28 weeks of fiscal 2019, we also repurchased NALP Notes on the open market with an aggregate par value of $553.9 million for $547.5 million in cash plus accrued and unpaid interest.

Outstanding debt, including current maturities and net of debt discounts and deferred financing costs, principally consisted of (in millions):

September 7, 2019
Term loans	$3,032.5
Notes and debentures	4,920.5
Finance leases	726.5
Other notes payable and mortgages	66.2

Total debt, including finance leases	$8,745.7

Total debt, including both the current and long-term portions of capital lease obligations and net of debt discounts and deferred financing costs, decreased $1.3 billion to $10.6 billion as of the end of fiscal 2018 compared to $11.9 billion as of the end of fiscal 2017. The decrease in fiscal 2018 was primarily due to the repurchase of NALP and Safeway notes, and the repayment made in connection with the term loan repricing described below, offset by the issuance of $600.0 million of principal amount of 7.5% Senior Unsecured Notes.

On November 16, 2018, the Company repaid approximately $976 million in aggregate principal amount of the $2,976.0 million term loan tranche B-4 (the “2017 Term B-4 Loan”) along with accrued and unpaid interest on such amount and fees and expenses related to the Term Loan Repayment and the 2018 Term B-7 Loan (each as defined below), for which the Company used approximately $610 million of cash on hand and approximately $410 million of borrowings under the ABL Facility. Substantially concurrently, the Company amended the Company’s Term Loan Agreement, to establish a new term loan tranche and amend certain provisions of the Term Loan Agreement. The new tranche consists of $2,000.0 million of new term B-7 loans. The Term Loan B-7, together with cash on hand, was used to repay in full the remaining principal amount outstanding under the 2017 Term B-4 Loan. During fiscal 2018, Safeway repurchased certain amounts of its 7.45% Senior Debentures due 2027 and 7.25% Debentures due 2031 with a par value of $333.7 million and a book value of $322.4 million.

During fiscal 2018, the Company, through three separate transactions, completed the sale and leaseback of seven of the Company’s distribution centers for an aggregate purchase price, net of closing costs, of approximately $950 million. In connection with the sale and leasebacks, the Company entered into lease agreements for each of the properties for initial terms of 15 to 20 years. The aggregate initial annual rent payment for the properties will be approximately $55 million and includes 1.50% to 1.75% annual rent increases over the initial lease terms.

As of February 23, 2019, we had no borrowings outstanding under our ABL Facility and total availability of approximately $3.4 billion (net of letter of credit usage). As of February 24, 2018, we had no borrowings outstanding under our ABL Facility and total availability of approximately $3.1 billion (net of letter of credit usage).

Liquidity and Factors Affecting Liquidity

We estimate our liquidity needs over the next 12 months to be in the range of $4.0 billion to $4.5 billion, which includes anticipated requirements for working capital, capital expenditures, interest

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

payments and scheduled principal payments of debt, operating leases and finance leases. Based on current operating trends, we believe that cash flows from operating activities and other sources of liquidity, including borrowings under our ABL Facility, will be adequate to meet our liquidity needs for the next 12 months and for the foreseeable future. We believe we have adequate cash flow to continue to respond effectively to competitive conditions. In addition, we may enter into refinancing and sale-leaseback transactions from time to time. There can be no assurance, however, that our business will continue to generate cash flow at or above current levels or that we will maintain our ability to borrow under our ABL Facility.

The ABL Facility contains no financial maintenance covenants unless and until (a) excess availability is less than (i) 10% of the lesser of the aggregate commitments and the then-current borrowing base at any time or (ii) $250.0 million at any time or (b) an event of default is continuing. If any such event occurs, we must maintain a fixed charge coverage ratio of 1.0:1.0 from the date such triggering event occurs until such event of default is cured or waived and/or the 30th day that all such triggers under clause (a) no longer exist.

During fiscal 2017, fiscal 2018 and the first 28 weeks of fiscal 2019, there were no financial maintenance covenants in effect under the ABL Facility because the conditions listed above (and similar conditions in our refinanced asset-based revolving credit facilities) had not been met.

Contractual Obligations

The table below presents our significant contractual obligations as of February 23, 2019 (in millions)(1):

	Payments Due Per Year
	Total	2019	2020-2021	2022-2023	Thereafter
Long-term debt(2)	$10,086.3	$51.5	$370.4	$2,661.9	$7,002.5
Estimated interest on long-term debt(3)	4,248.5	633.1	1,231.3	1,075.8	1,308.3
Operating leases(4)	8,216.6	879.7	1,623.7	1,374.6	4,338.6
Capital leases(4)	1,203.0	170.5	286.2	237.2	509.1
Other long-term liabilities(5)	1,183.8	319.3	394.2	156.9	313.4
Purchase obligations(6)	402.3	179.4	83.7	55.4	83.8

Total contractual obligations	$25,340.5	$2,233.5	$3,989.5	$5,561.8	$13,555.7

(1)

The contractual obligations table excludes funding of pension and other postretirement benefit obligations, which totaled $199.3 million in fiscal 2018 and is expected to total $12.4 million in fiscal 2019. This table excludes contributions under various multiemployer pension plans, which totaled $451.1 million in fiscal 2018 and is expected to total approximately $475 million in fiscal 2019.

(2)

Long-term debt amounts exclude any debt discounts and deferred financing costs. See Note 8 – Long-term debt in our consolidated financial statements, included elsewhere in this prospectus, for additional information.

(3)

Amounts include contractual interest payments using the interest rate as of February 23, 2019 applicable to our variable interest term debt instruments and stated fixed rates for all other debt instruments, excluding interest rate swaps. See Note 8 – Long-term debt in our consolidated financial statements, included elsewhere in this prospectus, for additional information.

(4)	Represents the minimum rents payable under operating and capital leases, excluding common area maintenance, insurance or tax payments, for which we are obligated.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(5)

Consists of self-insurance liabilities, which have not been reduced by insurance-related receivables, and deferred cash consideration related to Plated. Excludes the $142.1 million of assumed withdrawal liabilities related to Safeway’s previous closure of its Dominick’s division, and excludes the unfunded pension and postretirement benefit obligation of $502.6 million. The amount of unrecognized tax benefits of $376.2 million as of February 23, 2019 has been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined. Excludes contingent consideration because the timing and settlement is uncertain. Also excludes deferred tax liabilities and certain other deferred liabilities that will not be settled in cash and other lease-related liabilities already reflected as operating lease commitments.

(6)

Purchase obligations include various obligations that have specified purchase commitments. As of February 23, 2019, future purchase obligations primarily relate to fixed asset, marketing and information technology commitments, including fixed price contracts. In addition, not included in the contractual obligations table are supply contracts to purchase product for resale to consumers which are typically of a short-term nature with limited or no purchase commitments. We also enter into supply contracts which typically include either volume commitments or fixed expiration dates, termination provisions and other customary contractual considerations. The supply contracts that are cancelable have not been included above.

See “Debt Management” included elsewhere in this prospectus for information regarding the more than $1.8 billion reduction of out outstanding debt balance during the 28 weeks ended September 7, 2019.

During the second quarter of fiscal 2019, we completed the sale and leaseback of 53 store properties and one distribution center, through three separate transactions, for an aggregate purchase price, net of closing costs, of $931.3 million. In connection with the sale and leaseback transactions, we entered into lease agreements for each of the properties for initial terms ranging from 15 to 20 years. The aggregate initial annual rent payment for the properties are approximately $52 million and includes 1.50% to 1.75% annual rent increases over the initial lease terms. All of the properties qualified for sale-leaseback and operating lease accounting, and we recorded total gains of $463.6 million. We also recorded operating lease ROU assets and corresponding operating lease liabilities of $602.5 million. These sale-leaseback transactions, in addition to other operating leases entered into during the 28 weeks ended September 7, 2019, resulted in an increase to our future operating lease contractual obligations of approximately $1 billion.

Off-Balance Sheet Arrangements

Guarantees

We are party to a variety of contractual agreements pursuant to which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, we may provide certain routine indemnifications relating to representations and warranties (for example, ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial statements.

We are liable for certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, we could be responsible for the lease obligation. See Note 14 – Commitments and contingencies and off-balance sheet arrangements in our consolidated financial statements, included elsewhere in this prospectus, for additional information.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Because of the wide dispersion among third parties and the variety of remedies available, we believe that if an assignee became insolvent it would not have a material effect on our financial condition, results of operations or cash flows.

In the ordinary course of business, we enter into various supply contracts to purchase products for resale and purchase and service contracts for fixed asset and information technology commitments. These contracts typically include volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations.

Letters of Credit

We had letters of credit of $520.8 million outstanding as of February 23, 2019. The letters of credit are maintained primarily to support our performance, payment, deposit or surety obligations. We typically pay bank fees of 1.25% plus a fronting fee of 0.125% on the face amount of the letters of credit.

New Accounting Policies Not Yet Adopted

See Note 1 – Description of business, basis of presentation and summary of significant accounting policies in our consolidated financial statements, included elsewhere in this prospectus, for new accounting pronouncements which have not yet been adopted.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We have chosen accounting policies that we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a fair and consistent manner. See Note 1 – Description of business, basis of presentation and summary of significant accounting policies in our consolidated financial statements, included elsewhere in this prospectus, for a discussion of our significant accounting policies.

Management believes the following critical accounting policies reflect its more subjective or complex judgments and estimates used in the preparation of our consolidated financial statements.

Vendor Allowances

Consistent with standard practices in the retail industry, we receive allowances from many of the vendors whose products we buy for resale in our stores. These vendor allowances are provided to increase the sell-through of the related products. We receive vendor allowances for a variety of merchandising activities: placement of the vendors’ products in our advertising; display of the vendors’ products in prominent locations in our stores; supporting the introduction of new products into our retail stores and distribution systems; exclusivity rights in certain categories; and compensation for temporary price reductions offered to customers on products held for sale at retail stores. We also receive vendor allowances for buying activities such as volume commitment rebates, credits for purchasing products in advance of their need and cash discounts for the early payment of merchandise purchases. The majority of the vendor allowance contracts have terms of less than one year.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

We recognize vendor allowances for merchandising activities as a reduction of cost of sales when the related products are sold. Vendor allowances that have been earned because of completing the required performance under the terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. The amount and timing of recognition of vendor allowances as well as the amount of vendor allowances to be recognized as a reduction of ending inventory require management judgment and estimates. We determine these amounts based on estimates of current year purchase volume using forecast and historical data and a review of average inventory turnover data. These judgments and estimates affect our reported gross profit, operating earnings (loss) and inventory amounts. Our historical estimates have been reliable in the past, and we believe the methodology will continue to be reliable in the future. Based on previous experience, we do not expect significant changes in the level of vendor support.

Self-Insurance Liabilities

We are primarily self-insured for workers’ compensation, property, automobile and general liability. The self-insurance liability is undiscounted and determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. We have established stop-loss amounts that limit our further exposure after a claim reaches the designated stop-loss threshold. In determining our self-insurance liabilities, we perform a continuing review of our overall position and reserving techniques. Since recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities.

Any actuarial projection of self-insured losses is subject to a high degree of variability. Litigation trends, legal interpretations, benefit level changes, claim settlement patterns and similar factors influenced historical development trends that were used to determine the current year expense and, therefore, contributed to the variability in the annual expense. However, these factors are not direct inputs into the actuarial projection, and thus their individual impact cannot be quantified.

Long-Lived Asset Impairment

We regularly review our individual stores’ operating performance, together with current market conditions, for indications of impairment. When events or changes in circumstances indicate that the carrying value of an individual store’s assets may not be recoverable, our future undiscounted cash flows are compared to the carrying value. If the carrying value of store assets to be held and used is greater than the future undiscounted cash flows, an impairment loss is recognized to record the assets at fair value. For property and equipment held for sale, we recognize impairment charges for the excess of the carrying value plus estimated costs of disposal over the fair value. Fair values are based on discounted cash flows or current market rates. These estimates of fair value can be significantly impacted by factors such as changes in the current economic environment and real estate market conditions. Long-lived asset impairment losses were $36.3 million, $100.9 million and $46.6 million in fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

Business Combination Measurements

In accordance with applicable accounting standards, we estimate the fair value of acquired assets and assumed liabilities as of the acquisition date of business combinations. These fair value adjustments are input into the calculation of goodwill related to the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The fair value of assets acquired and liabilities assumed are determined using market, income and cost approaches from the perspective of a market participant. The fair value measurements can be based on significant inputs that are not readily observable in the market. The market approach indicates value for a subject asset based on available market pricing for comparable assets. The market approach used includes prices and other relevant information generated by market transactions involving comparable assets, as well as pricing guides and other sources. The income approach indicates value for a subject asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required market rate of return that reflects the relative risk of achieving the cash flows and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used, as appropriate, for certain assets for which the market and income approaches could not be applied due to the nature of the asset. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, adjusted for obsolescence, whether physical, functional or economic.

Goodwill

As of February 23, 2019, our goodwill totaled $1.2 billion, of which $917.3 million related to our acquisition of Safeway. We review goodwill for impairment in the fourth quarter of each year, and also upon the occurrence of triggering events. We perform reviews of each of our reporting units that have goodwill balances. We review goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, it is unnecessary to perform a quantitative analysis. We may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis.

In the second quarter of fiscal 2017, there was a sustained decline in the market multiples of publicly traded peer companies. In addition, during the second quarter of fiscal 2017, we revised our short-term operating plan. As a result, we determined that an interim review of the recoverability of our goodwill was necessary. Consequently, we recorded a goodwill impairment loss of $142.3 million, substantially all within the Acme reporting unit relating to the November 2015 acquisition of stores from the Great Atlantic & Pacific Tea Company, Inc., due to changes in the estimate of our long-term future financial performance to reflect lower expectations for growth in revenue and earnings than previously estimated. The goodwill impairment loss was based on a quantitative analysis using a combination of a discounted cash flow model (income approach) and a guideline public company comparative analysis (market approach).

Goodwill has been allocated to all of our operating segments which are our reporting units, and none of our reporting units have a zero or negative carrying amount of net assets. As of February 23, 2019, there are two reporting units with no goodwill due to the impairment loss recorded during the second quarter of fiscal 2017. There are nine reporting units with an aggregate goodwill balance of $1,034.6 million, of which the fair value of each reporting unit was substantially in excess of its carrying value, which indicates a remote likelihood of a future impairment loss. There are two reporting units with an aggregate goodwill balance of $148.7 million where it is reasonably possible that future changes in judgments, assumptions and estimates we made in assessing the fair value of the reporting unit could cause us to recognize impairment charges on a portion of the goodwill balance within each reporting unit. For example, a future decline in market conditions, continued underperformance of these two reporting units or other factors could negatively impact the estimated future cash flows and

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

valuation assumptions used to determine the fair value of these two reporting units and lead to future impairment charges.

The annual evaluation of goodwill performed for our reporting units during the fourth quarters of fiscal 2018, fiscal 2017 and fiscal 2016 did not result in impairment.

Employee Benefit Plans

Substantially all of our employees are covered by various contributory and non-contributory pension, profit-sharing or 401(k) plans, in addition to defined benefit plans for Safeway, Shaw’s and United employees. Certain employees participate in a long-term retention incentive bonus plan. We also provide certain health and welfare benefits, including short-term and long-term disability benefits to inactive disabled employees prior to retirement. Most union employees participate in multiemployer retirement plans pursuant to collective bargaining agreements, unless the collective bargaining agreement provides for participation in plans sponsored by us.

We recognize a liability for the underfunded status of the defined benefit plans as a component of pension and post-retirement benefit obligations. Actuarial gains or losses and prior service costs or credits are recorded within Other comprehensive (loss) income. The determination of our obligation and related expense for our sponsored pensions and other post-retirement benefits is dependent, in part, on management’s selection of certain actuarial assumptions in calculating these amounts. These assumptions include, among other things, the discount rate and expected long-term rate of return on plan assets.

The objective of our discount rate assumptions was intended to reflect the rates at which the pension benefits could be effectively settled. In making this determination, we take into account the timing and amount of benefits that would be available under the plans. As of February 27, 2016, we changed the method used to estimate the service and interest rate components of net periodic benefit cost for our defined benefit pension plans and other post-retirement benefit plans. Historically, the service and interest rate components were estimated using a single weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to use a full yield curve approach in the estimation of service and interest cost components of net pension and other post-retirement benefit plan expense by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows. We utilized weighted discount rates of 4.12% and 4.21% for our pension plan expenses for fiscal 2018 and fiscal 2017, respectively. To determine the expected rate of return on pension plan assets held by us for fiscal 2018, we considered current and forecasted plan asset allocations as well as historical and forecasted rates of return on various asset categories. Our weighted assumed pension plan investment rate of return was 6.38% and 6.40% for fiscal 2018 and fiscal 2017, respectively. See Note 12 – Employee benefit plans and collective bargaining agreements in our consolidated financial statements, included elsewhere in this prospectus, for more information on the asset allocations of pension plan assets.

Sensitivity to changes in the major assumptions used in the calculation of our pension and other post-retirement plan liabilities is illustrated below (dollars in millions).

	Percentage Point Change	Projected Benefit Obligation Decrease / (Increase)	Expense Decrease / (Increase)
Discount rate	+/-1.00%	$194.8 / $(234.0)	$26.8 / $(5.2)

Expected return on assets	+/-1.00%	- / -	$17.6 / $(17.6)

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In fiscal 2018 and fiscal 2017, we contributed $199.3 million and $21.9 million, respectively, to our pension and post-retirement plans. We expect to contribute $12.4 million to our pension and post-retirement plans in fiscal 2019.

Income Taxes and Uncertain Tax Positions

We review the tax positions taken or expected to be taken on tax returns to determine whether and to what extent a benefit can be recognized in our consolidated financial statements. See Note 11 – Income taxes in our consolidated financial statements, included elsewhere in this prospectus, for the amount of unrecognized tax benefits and other disclosures related to uncertain tax positions. Various taxing authorities periodically examine our income tax returns. These examinations include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating these various tax filing positions, including state and local taxes, we assess our income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in our financial statements. A number of years may elapse before an uncertain tax position is examined and fully resolved. As of February 23, 2019, we are no longer subject to federal income tax examinations for fiscal years prior to 2012, and in most states we are no longer subject to state income tax examinations for fiscal years before 2007. Tax years 2007 through 2017 remain under examination. The assessment of our tax position relies on the judgment of management to estimate the exposures associated with our various filing positions.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from a variety of sources, including changes in interest rates, foreign currency exchange rates and commodity prices. We have from time to time selectively used derivative financial instruments to reduce these market risks. We do not utilize financial instruments for trading or other speculative purposes, nor do we utilize leveraged financial instruments. Our market risk exposures related to interest rates, foreign currency and commodity prices are discussed below and have not materially changed from the prior fiscal year. We use derivative financial instruments to reduce these market risks related to interest rates.

Interest Rate Risk and Long-Term Debt

We are exposed to market risk from fluctuations in interest rates. We manage our exposure to interest rate fluctuations through the use of interest rate swaps. Our risk management objective and strategy is to utilize these interest rate swaps to protect us against adverse fluctuations in interest rates by reducing our exposure to variability in cash flows relating to interest payments on a portion of our outstanding debt. We believe that we are meeting our objectives of hedging our risks in changes in cash flows that are attributable to changes in LIBOR, which is the designated benchmark interest rate being hedged, on an amount of our debt principal equal to the then-outstanding swap notional amount. In accordance with the swap agreement, we receive a floating rate of interest and pay a fixed rate of interest over the life of the contract.

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Interest rate volatility could also materially affect the interest rate we pay on future borrowings under the ABL Facility and the Term Loan Facilities. The interest rate we pay on future borrowings under the ABL Facility and the Term Loan Facilities are dependent on LIBOR. We believe a 100 basis point increase on our variable interest rates would impact our interest expense by approximately $4 million.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt instruments and interest rate swaps. For debt obligations, the table presents principal amounts due and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents average notional amounts and weighted average interest rates by expected (contractual) maturity dates as of February 23, 2019 (dollars in millions):

	Fiscal 2019	Fiscal 2020	Fiscal 2021	Fiscal 2022	Fiscal 2023	Thereafter	Total	Fair Value
Long-Term Debt
Fixed Rate - Principal payments	$4.2	$141.1	$134.5	$4.7	$5.0	$5,102.5	$5,392.0	$5,139.2
Weighted average interest rate	7.15%	4.04%	4.83%	6.97%	6.98%	6.86%	6.74%
Variable Rate - Principal payments	$47.3	$47.4	$47.4	$1,124.0	$1,528.2	$1,900.0	$4,694.3	$4,662.0
Weighted average interest rate(1)	5.54%	5.54%	5.54%	5.39%	5.69%	5.52%	5.54%

(1)	Excludes effect of interest rate swaps. Also excludes debt discounts and deferred financing costs.

	Pay Fixed / Receive Variable
	Fiscal 2019	Fiscal 2020	Fiscal 2021	Fiscal 2022	Fiscal 2023	Thereafter
Cash Flow Hedges
Average Notional amount outstanding	$2,514.0	$1,957.0	$1,653.0	$593.0	$—	$—
Average pay rate	5.8%	5.8%	5.8%	5.9%	0.0%	0.0%
Average receive rate	5.5%	5.3%	5.3%	5.3%	0.0%	0.0%

Commodity Price Risk

We have entered into fixed price contracts to purchase electricity and natural gas for a portion of our energy needs. We expect to take delivery of these commitments in the normal course of business, and, as a result, these commitments qualify as normal purchases. We also manage our exposure to changes in diesel prices utilized in our distribution process through the use of short-term heating oil derivative contracts. These contracts are economic hedges of price risk and are not designated or accounted for as hedging instruments for accounting purposes. Changes in the fair value of these instruments are recognized in earnings. We do not believe that these energy and commodity swaps would cause a material change to our financial position.

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BUSINESS

Our Company

We are one of the largest food retailers in the United States, with 2,262 stores across 34 states and the District of Columbia. We operate a portfolio of stores, under 20 iconic banners, with prime retail locations and leading market share in attractive and growing geographies. We hold a #1 or #2 position by market share in 68% of the 120 MSAs in which we operate. Within each of the geographies in which we operate, we have a variety of store sizes and aim to provide a destination shopping experience, as we tailor our offerings to the local demographics, including value-oriented, premium and ethnic preferences. Our portfolio of well-located, full service stores provides the backbone of our rapidly growing eCommerce business, through which we offer Drive Up & Go curbside pickup, home delivery and rush delivery. Our go-to-market strategy is focused on a differentiated customer experience across our stores, our just for U loyalty program and comprehensive online capabilities to drive purchase frequency, basket size and customer satisfaction and retention. Our differentiated customer experience emphasizes fresh, organic and locally sourced items among our product offerings as well as our $12.5 billion Own Brands portfolio that drives loyalty, sales growth and margin. We believe that our operating structure empowers decision making at the local level to better serve customers in their communities while offering significant corporate support by leveraging an organization with more than $60 billion in sales and national scale.

Our Company has grown through a series of transformational acquisitions over the last six years, resulting in our ownership of 20 store banners with rich local heritage. In 2015, we merged with Safeway, from which we realized approximately $823 million of run-rate synergies, on-time and ahead of target. We have implemented best practices across the enterprise to allow the realization of significant efficiencies. Our ongoing financial momentum in both identical sales and Adjusted EBITDA also reflects the benefits from our investments and initiatives to differentiate our customer experience and further enhance the productivity of our store base. We continue to sharpen our in-store execution and have expanded our omni-channel capabilities, enabling us to connect with our customers where, when and how they want to shop with us. We increased capital investment in our business, deploying over $6.7 billion of capital expenditures beginning with fiscal 2015, including the $1.45 billion we expect to spend in fiscal 2019, to build new stores, upgrade existing locations with an emphasis on fresh, value-added features and enhance our digital capabilities.

We are currently in the process of implementing cost reduction and productivity initiatives that we expect to reinvest into the business and drive growth. These initiatives include procurement, indirect spend and operational efficiencies such as shrink management, general and administrative discipline and labor and working capital productivity. We have also enhanced our management team, adding executives with complementary backgrounds to position us well for the future.

Our 20 iconic banners include Albertsons, Safeway, Vons, Pavilions, Randalls, Tom Thumb, Carrs, Jewel-Osco, Acme, Shaw’s, Star Market, United Supermarkets, Market Street and Haggen. We have approximately 270,000 talented and dedicated employees serving on average 34 million customers each week. With more than 18 million registered loyalty members, we believe we have a comprehensive understanding of our core shoppers. Harnessing the data from our just for U loyalty program, we engage directly with our customers through a variety of digital media channels and digital offers, through which we generate over 400 million personalized promotions per week to drive customer retention and increase spend.

Together, our recent operational initiatives are driving positive financial momentum. We realized strong financial performance in fiscal 2018, generating net sales of $60.5 billion, Adjusted EBITDA of

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$2.7 billion and Free Cash Flow of $1.4 billion. We have achieved seven consecutive quarters of positive identical sales, and annual Adjusted EBITDA grew from $2.4 billion in fiscal 2017 to $2.7 billion in fiscal 2018. For the 28 weeks ended September 7, 2019, we generated net sales of $32.9 billion, Adjusted EBITDA of $1.44 billion and Free Cash Flow of $728.1 million compared to net sales of $32.7 billion, Adjusted EBITDA of $1.36 billion and Free Cash Flow of $733.2 million for the 28 weeks ended September 8, 2018.

We have reduced our outstanding Net Debt by approximately $2.9 billion since the end of fiscal 2017 and our Net Debt Ratio decreased from 4.7x as of the end of fiscal 2017 to 2.9x as of the end of the second quarter of fiscal 2019.

Drivers of Current Momentum

We are focused on running the best stores, driving engagement with our customers through our well-established loyalty program, providing excellent customer service and growing our easy-to-use eCommerce business. Our current momentum has been driven in part by the following:

Successfully Completed Safeway Integration.     Since closing the merger with Safeway on January 30, 2015, the integration of the Safeway platform was a priority. We have completed the significant task of integrating systems and converting stores and distribution centers to one common technology platform, giving us greater transparency and compatibility across our network. The combination has also led to shared best practices integrated across the entire enterprise. For example, we now offer fresh-cut fruits and vegetables and expanded offerings in butcher block meat and seafood, which are Albertsons practices, across our stores. We also rolled out Safeway’s expansive wine assortments, differentiated floral programs and leading just for U loyalty program throughout the enterprise. Having one chain-wide loyalty program is integral to the business as it provides a deeper understanding of our customer base. We achieved approximately $823 million in annual run-rate synergies as of the end of fiscal 2018 which exceeded our initial synergy target of approximately $800 million. We have invested a portion of these synergies into the business through selective investments in price and service, in-store upgrades and accelerating the growth of our digital and online offerings and technology platforms.

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Sharpened In-Store Execution.     We have taken steps to improve in-store execution in order to achieve dual objectives of enhancing the customer experience and driving profitable growth. Since the beginning of fiscal 2017, we have remerchandised over 700 stores to increase the variety of items and Own Brands penetration in categories such as natural, organic, specialty, healthy and ethnic foods, as we reallocate space to growth categories. This activity coupled with our robust remodel program has also allowed us to update aisle adjacencies and store flows to ease shopping patterns throughout the store. We deployed incremental self-checkout units in over 245 stores during the first two quarters of fiscal 2019. These units were installed at the request of many customers and help reduce wait time during the checkout process. In addition, everyday store operations have continued to improve as our associates have become more familiar with our fully converted and integrated systems, leading to greater operational clarity.

Built Out Leading Omni-Channel Capabilities.     We have continued to enhance our capabilities to meet the growing customer demand for convenience and flexibility in order to serve customers where, when and how they shop. We developed capabilities to offer Drive Up & Go curbside pickup service beginning in fiscal 2017 and expanded Safeway’s home delivery network across the Company. We also collaborated with third-parties, including Instacart, for rush delivery as well as with Grubhub and UberEats for delivery of our prepared and “ready-to-eat” offerings from our stores. We now offer home delivery services in over 2,000 of our stores and 11 of the top 15 MSAs in the country.

Increased In-Store and Digital Investments.     From the beginning of fiscal 2015 through the end of fiscal 2019, we will have spent more than $6.7 billion in capital expenditures, including the $1.45 billion we expect to spend in fiscal 2019. Approximately half of that spend was geared towards new stores, remodels, merchandising and maintenance initiatives, aimed at making our stores a destination shopping experience. Over this same time period, we will have opened approximately 57 new stores and completed approximately 950 store remodels. We have also increased our investment in digital and technology projects, including an estimated $350 million we intend to spend on these projects in fiscal 2019. These investments in digital and technology initiatives include an upgraded pricing and promotional tool and more robust customer-facing applications. We believe our enhanced capital expenditure efforts have continued to provide the on-trend destination shopping experience that excites our customers and drives repeat visits.

Reduced Costs and Improved Productivity to Fund Future Growth.     With the integration of Safeway behind us, we are in the early stages of implementing initiatives to reduce costs and increase productivity to fund our future growth. Our initiatives include two primary objectives: (i) leveraging our more than $60 billion of sales and national scale to enhance our supplier partnerships and (ii) focusing on shrink, labor productivity, cost of goods-not-for-resale, general and administrative discipline and working capital productivity. We are leveraging technology and automation to improve productivity

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across our business, including inventory management, stocking time and labor scheduling. Along with these initiatives, we have also implemented a shrink reduction program that features employee training and manager education as well as utilization of enhanced shrink management tools. As a result of these initiatives, we have seen operating improvements, including shrink reductions of approximately 50 basis points from the second quarter of fiscal 2017 to the second quarter of fiscal 2019. We believe these in-store initiatives, among others, have helped drive tangible improvements in our customer satisfaction and customer service scores.

Our Competitive Strengths

We believe the following competitive strengths are key drivers of our current success and position us for continued growth:

Portfolio of Iconic Store Banners in with Leading Market Share in Growing Markets.     Our 2,262 stores provide us with strong local presence and market share in some of the most attractive geographies in the U.S.

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Well-Known Brands:     Our portfolio of banners have long-standing roots within their local communities, with seven of our banners operating for more than 100 years and an average of over 85 years across all banners.

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Prime Locations:     Because of our long history, many of our stores are in “First and Main” locations which provides our customers with exceptional convenience. We own or ground-lease approximately 39% of our stores and distribution centers that currently have an aggregate value of $            .

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Strong Market Share and Local Market Density:     We are ranked #1 or #2 by market share in 68% of the 120 MSAs in which we operate. This local market presence and brand recognition drives repeat traffic and helps create marketing, distribution and omni-channel efficiencies that enhances our profitability.

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Highly Attractive Markets:     Our 20 largest MSAs by store count encompass approximately one-third of the U.S. population and approximately 45% of U.S. GDP. In 65% of the 120 MSAs in which we operate, the projected population growth over the next five years, in aggregate, exceeds the national average by over 50%.

Our portfolio of store banners with strong brand recognition, as well as the convenience provided by their local market density and strong market share, helps drives both traffic and customer loyalty. The following illustrative map represents our regional banners and combined store network as of September 7, 2019.

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(1)	Nielsen ACView based on food markets in company operating geographies as of calendar second quarter 2019.

Differentiated Offering Driven by Fresh, Organic and Locally Sourced Merchandise.     We are a fresh, perishables-driven company. Fresh sales accounted for over 41% of our revenue in the second quarter of fiscal 2019, which we believe is one of the highest percentages in the industry. We offer butcher block meats and seafood, curated wine assortments, floral assortments, artisan cheese shops, fresh-cut fruit and vegetables, prepared meals and in-store bakeries to create a destination shopping experience. We understand that today’s customer expects a variety of healthier options and demands transparency. The growth of our natural and organic sales reflects this demand, as the category grew more than twice as fast as non-natural and organic categories during fiscal 2018. Our Natural & Organic sales penetration was 12% for fiscal 2018, which represented a 60 basis point increase in sales penetration versus fiscal 2017. Our locally empowered operators have the autonomy to tailor merchandise, particularly fresh offerings, to local market demand. This allows each store to be unique and locally great, driven by the tastes and preferences of the particular micro-market demographic. Fresh and perishable is our highest growth segment, drives consumer loyalty and is higher margin, and we are well-positioned to benefit from this continued category growth.

High-Quality Own Brands That Deliver Great Value.     We are very proud of our substantial Own Brands portfolio. We believe our proprietary Own Brands portfolio is a competitive advantage, driving purchase frequency, higher sales and improved margin. We believe that our Own Brands team is one of the more innovative in the industry. Own Brands accounted for $12.5 billion in sales in fiscal 2018, which is more than seven times larger than the next largest consumer packaged goods company selling through our stores. In addition, we self-manufacture many high velocity Own Brands products, including dairy and bakery items, in our 20 manufacturing plants that allows for better pricing for our customers. With four Own Brands exceeding $1 billion in the portfolio (Lucerne, Signature Select, Signature Café and O Organics) and more than 11,000 unique items available, we have successfully driven both top-line

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growth and margin expansion, as our Own Brands portfolio has a significant gross margin advantage over similar national brand products. Our portfolio of brands targets customers across price points, from the cost-conscious positioning of the Value Corner brand to the recently released, ultra-premium Signature Reserve brand. Notably, penetration of our Own Brands has expanded over the past two years, growing from 22.3% in the first quarter of fiscal 2017 to 25.3% in the second quarter of fiscal 2019. Finally, sustainability is top of mind with our Own Brands and we are targeting 100% of Own Brands packaging to be recyclable, reusable or industrially compostable by 2025.

Integrated Omni-Channel Solutions.     We provide our customers with the convenience and flexibility to shop where, when and how they choose. As consumer preferences evolve, we have sought to provide a more enjoyable and fluid shopping experience, instituting a variety of programs both in-store and online to maximize customer choice and convenience. In-store, we are improving the shopping experience – broadening selection, ensuring in-stock conditions, providing friendly, helpful service, and speedier checkout. Online, we have significantly expanded our capabilities over the last several years. Below is a summary of our various online solutions:

Home Delivery

•  Provide home delivery using our own "white glove" delivery service in approximately 60% of our stores

•  Operate over 1,000 multi-temperature delivery trucks to support home delivery growth

•  Successful roll out of new eCommerce website and mobile applications to all divisions

Drive Up & Go

•  Currently available in approximately 500 locations, with plans to grow to 600 by the end of fiscal 2019 and further expansion in fiscal 2020

•  Easy-to-use mobile app

•  Convenient, well-signed, curbside pickup

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Rush Delivery

•  Delivery within one to two hours in all divisions and covering nearly 90% of our stores offered in collaboration with third parties

•  Asset-light offering to meet customers’ needs for speedy delivery

•  Partnership with Grubhub and Uber Eats to add delivery options for our prepared and “ready-to-eat” options from our stores

National Loyalty Program with Data-Driven Personalization.     Our just for U loyalty program, with over 18 million registered members, is a pillar of our competitive strategy. This program drives customer retention, increases spend and is the source of significant data, while also delivering great value to our customers. We have seen strong growth in our just for U loyalty program (which includes personalized deals and digital coupons as well as gas and grocery rewards), with a 24% increase in members during the second quarter of fiscal 2019 compared to the second quarter of fiscal 2018. Just for U members spend approximately four times more than non-members. Data gathered from our loyalty program enables over 400 million unique, targeted promotional deals per week that drive user trials and basket size and also captures lapsed users. Membership in our loyalty program is associated with increased shopping trips and increased basket size, and it encourages purchases in adjacent categories.

Strong Relationships with Loyal Customers.     Our go-to-market strategy is integrated across our stores, just for U loyalty program and online offerings that takes our business from transactional to relational with our customers and drives incremental growth through better retention and larger basket size.

Omni-Channel Growth Strategy

We continue to grow our just for U loyalty program with increased customer participation. The omni-channel customer also has meaningfully higher retention rates compared to those who only shop in store, representing potential for incremental share of wallet from those customers. This gives us confidence in the long-term potential of our integrated approach. We invest in these loyalty initiatives with an integrated view of the customer in order to maximize value across our portfolio. In markets where we have high loyalty penetration, Drive Up & Go curbside pickup locations and home delivery capabilities, the loyalty member that shops both in-store and online spends approximately 30% more on average.

Disciplined Approach to Capital Investment and Strong Free Cash Flow.     We have taken a disciplined approach in deploying our capital expenditures with a focus on refreshing our store base and, more recently, enhancing our digital and technology assets. Beginning with fiscal 2015 through the end of fiscal 2019, we will have spent more than $6.7 billion on new stores and remodels, distribution centers,

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technology and integration, including the $1.45 billion in capital we expect to spend in fiscal 2019. These investments have been instrumental in maintaining our position as a leader in the food retail industry in a time of rapid transformation. Beginning with fiscal 2015, the first year after our merger with Safeway, we have cumulatively generated $6.1 billion in free cash flow. Our strong free cash flow profile allows us the flexibility to invest in our business in order to drive sales and profitable growth over time.

Cumulative Free Cash Flow

(in billions)

Best-In-Class Leadership Team.     We have made meaningful executive changes over the last several years and believe we have a world-class, cross-disciplinary team led by our President and CEO, Vivek Sankaran who brings valuable consumer packaged goods experience from Pepsi/Frito Lay as well as strategic perspectives from his time at McKinsey and Co. Our leadership team, including our board of directors, brings a strong blend of veteran institutional knowledge and new perspectives from a wide variety of consumer packaged goods, retail, and technology backgrounds.

Our team believes in the power of our “locally great, nationally strong” mentality, empowering our operators to take ownership in a local approach. We enable our local managers to select the best product for their communities, provide a heightened level of customer service and drive improved store performance. While we are beginning to take advantage of our national scale to drive additional growth, we intend to retain the localized approach that has been such an important part of our success.

Our Strategy

Since the beginning of 2013, through acquisitions, we have brought together iconic store banners each with a rich heritage and strong local following. With the successful Safeway integration now behind us, we are well-positioned to accelerate performance through execution of the following strategies:

Ensure Profitable Identical Sales Growth from Our Stores, the Foundation of Our Business.     We are now in a position to accelerate our performance and will continue to leverage our store base in two primary ways:

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Continuing to Enhance our Everyday Store Operations:     Ease of shopping is central to taking care of our customers. Our goal is to provide customers with the variety of items they want, in stock and easy to find, with a seamless shopping and checkout experience. We strive to provide customers with an exciting, sensory experience driven by excellent quality fresh and local merchandising and we expect to strengthen our sales of perishables as a result. We have a robust program to re-merchandise our store portfolio in categories that drive sales and will continue to enhance our product offerings. In addition, we aim to provide great customer service through our associates and the personalized touch they deliver in our stores every day.

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Elevating Core Capabilities Through Modern Technologies and Data Science:     We are increasing our use of technology to assist with in-stock conditions, to simplify or automate processes, to guide us on competitive pricing and promotions, and to enhance labor scheduling.

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For example, we plan to roll out an upgraded pricing and promotional tool during the fourth quarter of fiscal 2019 which we believe will drive better pricing and margin optimization and allow us to invest in the areas that have the highest impact for our customers. We expect this to add to our sales momentum as we work to provide the right value proposition to our customers.

Drive Penetration of our Robust, Innovative Own Brands Portfolio.     As of the second quarter of fiscal 2019, our Own Brands penetration was 25.3%. We have a goal to strengthen our Own Brands portfolio and increase our Own Brands penetration to approximately 30% through increased merchandising and promotions in underpenetrated geographies and through innovative, new high-quality products that meet our customers’ needs and desires. Through continued, rapid innovation, we will maximize category growth through emerging customer trends and aim to provide solutions for all customer lifestyles. For example, our current Own Brands portfolio consists of over 11,000 high-quality products and we plan to add over 800 new Own Brands products by the end of fiscal 2019, and an additional 800 products annually thereafter to ensure we are constantly expanding and innovating. We plan to increase the distribution of top-selling Own Brands items across our network of stores and through both Drive Up & Go and delivery services. Our commitment to quality and sustainability will continue, with the goal to lead the industry in product quality, transparency and continuous improvement throughout the entire portfolio. We aim to have 100% of Own Brands packaging be recyclable, reusable, or industrially compostable by 2025.

Enhance Growth Through Just For U Loyalty Program.     We believe there is significant opportunity for incremental growth and increased basket size by both increasing the number of households in our loyalty program and by encouraging our existing loyalty members to become a more valuable, omni-channel customer, utilizing all of the shopping experiences we offer. We are making enrollment into just for U quick and easy to do at checkout, reducing friction to join this valuable program. We are deepening the value proposition to the customer through enhanced fuel partnerships and the roll-out of grocery rewards in all markets. For instance, our recent extension of our ExxonMobil partnership allows loyalty members to redeem their points at an additional 1,500 fuel stations on the East Coast. In addition, we have expanded our algorithms to provide even more personalized pricing to drive customer retention and build basket size. Incremental data gathered from our just for U loyalty program will continue to enhance the personalized promotions we offer our customers.

Pursue Incremental Growth Through eCommerce.     We also continue to enhance our eCommerce business to offer more delivery options and windows across our well-located store base, including delivery within hours, and are working towards offering unattended deliveries and subscription-based delivery. In addition, we are expanding our Drive Up & Go curbside pickup program in order to enable customers to conveniently pick up their goods without leaving their vehicles, with a target to expand the program to 600 locations by the end of fiscal 2019. We believe our strategy of providing customers with a variety of in-store and online options that suit their individual needs, anchored to our effective just for U loyalty program, will continue to drive additional sales growth and differentiate us from many of our competitors. Therefore, building loyalty in-store and online is expected to drive growth. In addition, we are piloting automated micro-fulfillment centers to improve speed and efficiencies in eCommerce.

Reduce Costs and Increase Productivity to Fund Our Growth.     We are currently in the process of implementing cost reduction and productivity increases from the following initiatives, which we will reinvest in pricing, service, and the overall omni-channel customer experience:

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Procurement:     We believe there is an opportunity to leverage our national scale and over $60 billion in sales to develop advantaged and productive supplier partnerships by simplifying how they work with us, planning further in advance, and executing coordinated and national events with all our divisions.

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Indirect Spend:     We have identified “Cost of Goods Not For Resale” as an area of further potential cost savings through our ability to harness our scale to buy these items with volume discounts. We have formed an internal task force, partnering with third-party experts, to rapidly drive efficiency with no impact to the customer.

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Operational Efficiencies:     Additional areas of cost savings include continued shrink management efforts, general and administrative discipline, and labor and working capital productivity based on training, analysis and technological advancements. We are working to roll out enhanced demand forecasting and replenishment systems to improve our operating efficiency with regard to labor and inventory management and expect to scale these across the business quickly and efficiently.

Continue Our Disciplined Approach to Capital Deployment.     As responsible stewards of capital, we will look to opportunistically build or acquire new stores and continue to invest in the remodels necessary to maintain and enhance our store base. In fiscal 2019, we plan to open 14 new stores and complete approximately 220 to 240 remodels. We plan to modernize our infrastructure for speed and scale, including through asset-light, strategic partnerships with companies that could expand our technological and omni-channel capabilities.

Celebrate Our Culture of Frontline Ownership and Sense of Purpose.     As we leverage our national scale for efficiencies, we will continue to celebrate the localized structure that empowers store-level decision makers and encourages frontline ownership. Through our carefully developed manager incentive structure, we will continue to ensure that the interests of those on the front lines are aligned with those of the stockholders. Throughout the organization, we will remain true to our Employee Promise – to “Make Every Day a Better Day” for our customers, our people, our company and our community. During fiscal 2019, we surpassed a milestone of $1 billion in sales for our O Organics label which has helped meet the growing demand for organic and responsibly sourced products. Additionally, we have and will continue to remain focused on reducing the environmental impact of our operations. We are committed to zero waste in our manufacturing facilities by 2022 and have made significant progress in reaching this milestone. As of February 23, 2019, nine of our 20 manufacturing plants are zero waste, diverting over 90% of waste from the landfill. We also recycled more than 705 million pounds of cardboard and 22 million pounds of plastic film from our facilities and have more than 900 energy efficiency projects completed in over 600 stores and warehouses in fiscal 2018. Coupled with our physical efforts, we, along with the Albertsons Companies Foundation, donated approximately $262 million in food and financial support, enabled 70 million breakfasts to kids in need through Hunger Is and supported more than 2,000 organizations through Foundation grants in fiscal 2018. We remain focused on our environmental, social and governance initiatives and view them as an essential part of our business as a leading member of the corporate community.

Our Industry

We operate in the $655 billion U.S. food retail industry, a highly fragmented sector with a large number of companies competing locally and a growing array of companies with a national footprint, including traditional supermarkets, pharmacies and drug stores, convenience stores, warehouse clubs and supercenters. The industry has also seen the widespread introduction of “limited assortment” retail stores, as well as local chains and stand-alone stores that cater to the individual cultural preferences of specific neighborhoods. While brick and mortar stores account for approximately 95% of industry sales, eCommerce offerings have been expanding as result of new pure-play internet-based companies as well as established players expanding omni-channel options.

From 2014 through 2019, food retail industry revenues increased by $29 billion, driven in part by economic growth, favorable consumer dynamics and a consumer shift to premium and organic brands. Both inflation and deflation affect our business. After a period of food deflation in 2016 and 2017, the

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Food-at-Home Consumer Price Index increased by 0.4% in 2018 and is expected to increase between 0.5% and 1.5% in both 2019 and 2020, and U.S. GDP is expected to increase by 2.4% in 2019 and 2.1% in 2020. In addition to macroeconomic factors, the following trends, in particular, are expected to drive sales across the industry:

•

Customer Focus on Fresh, Natural and Organic Offerings.     Evolving customer tastes and preferences and a more holistic pursuit of health and wellness has caused food retailers to improve the breadth and quality of their fresh, natural, meal replacement and organic offerings. This, in turn, has resulted in the increasing convergence of product selections between conventional and alternative format food retailers.

•

Omni-Channel Convenience as a Differentiator.     Industry participants are addressing customers’ desire for convenience by providing an excellent in-store experience as well as online, home delivery, pickup and digital shopping solutions in order to differentiate themselves from competitors. In-store amenities and services, including store-within-store sites such as restaurants, coffee bars, fuel centers, banks and ATMs, meal kits and prepared meals have become increasingly commonplace.

•

Expansion of Private Label Offerings.     Consumers are increasingly viewing private label as a high-quality, national brand alternative, which has driven growth in demand for private label offerings, including the introduction of premium store brands. Industry participants are elevating private label programs through expanded assortments and improved packaging and marketing. In general, private label offerings have a higher gross margin than similarly positioned products of national brands.

•

Loyalty Programs and Personalization.     To remain competitive and generate customer loyalty, food retailers are increasing their focus on loyalty programs and data-driven analytics to target the delivery of personalized offers to their customers. Food retailers are also strengthening customer loyalty by offering mobile applications that allow customers to make purchases, access loyalty card data and check prices while in-store.

Competition

The food and drug retail industry is highly competitive. The principal competitive factors that affect our business are location, quality, price, service, selection, convenience and condition of assets such as our stores. The operating environment for the food and drug retailing industry continues to be characterized by intense competition, aggressive expansion, increasing specialization of retail and online formats, entry of non-traditional competitors and consolidation.

We face intense competition from other food and/or drug retailers, supercenters, club stores, online retailers, specialty and niche supermarkets, “limited assortment” stores, drug stores, general merchandisers, wholesale stores, discount stores, convenience stores, natural food stores, farmers’ markets, local chains and stand-alone stores that cater to the individual cultural preferences of specific neighborhoods, restaurants and a growing number of internet-based home delivery and meal solution companies. We and our competitors engage in price and non-price competition which, from time to time, has adversely affected our operating margins.

For more information on the competitive pressures that we face, see “Risk Factors—Risks Related to Our Business and Industry—Competition in our industry is intense, and our failure to compete successfully may adversely affect our profitability and results of operations.”

Seasonality

Our business is generally not seasonal in nature, but a larger share of annual revenues may be generated in our fourth quarter due to the major holidays in November and December.

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Employees

As of February 23, 2019, we employed approximately 270,000 full- and part-time employees, of which approximately 170,000 were covered by collective bargaining agreements. During fiscal 2018, collective bargaining agreements covering approximately 8,500 employees were renegotiated. Collective bargaining agreements covering approximately 106,000 employees have expired or are scheduled to expire by the end of fiscal 2019. We believe that our relations with our employees are good.

Properties

As of September 7, 2019, we operated 2,262 stores located in 34 states and the District of Columbia as shown in the following table:

Location	Number of stores	Location	Number of stores	Location	Number of stores
Alaska	25	Iowa	1	North Dakota	1
Arizona	134	Louisiana	16	Oregon	122
Arkansas	1	Maine	21	Pennsylvania	50
California	596	Maryland	65	Rhode Island	8
Colorado	106	Massachusetts	75	South Dakota	3
Connecticut	4	Montana	38	Texas	212
Delaware	18	Nebraska	5	Utah	6
District of Columbia	11	Nevada	50	Vermont	19
Hawaii	22	New Hampshire	26	Virginia	38
Idaho	42	New Jersey	76	Washington	219
Illinois	183	New Mexico	34	Wyoming	14
Indiana	4	New York	17

The following table summarizes our stores by size as of September 7, 2019:

Square Footage	Number of stores	Percent of total
Less than 30,000	205	9.1%
30,000 to 50,000	790	34.9%
More than 50,000	1,267	56.0%

Total stores	2,262	100.0%

As of September 7, 2019, approximately 39% of our operating stores are owned or ground-leased properties that currently have an aggregate value of $                    . Appraisals of our real estate were conducted by                          between                      and                     .

Our corporate headquarters are located in Boise, Idaho. We own our headquarters. The premises is approximately 250,000 square feet in size. In addition to our corporate headquarters, we have corporate offices in Pleasanton, California and Phoenix, Arizona. We believe our properties are well maintained, in good operating condition and suitable for operating our business.

Segments

We offer grocery products, general merchandise, health and beauty care products, pharmacy, fuel and other items and services through our stores or through eCommerce channels. Our retail operating divisions are geographically based, have similar economic characteristics and similar expected long-term financial performance and are reported in one reportable segment. Our operating segments

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and reporting units are made up of 13 divisions, which have been aggregated into one reportable segment. Each reporting unit constitutes a business for which discrete financial information is available and for which management regularly reviews the operating results. We operate similar store formats across all operating segments. Each store offers the same general mix of products with similar pricing to similar categories of customers, has similar distribution methods, operates in similar regulatory environments and purchases merchandise from similar or the same vendors.

Products

Our stores offer grocery products, general merchandise, health and beauty care products, pharmacy, fuel and other items and services. We are not dependent on any individual supplier; only one third-party supplier represented more than 5% of our sales for fiscal 2018. The following table represents sales by revenue by similar type of product (in millions). Year over year increases in volume reflect acquisitions as well as identical sales growth.

	Fiscal 2018		Fiscal 2017		Fiscal 2016
	Amount (1)	% of Total	Amount (1)	% of Total	Amount (1)	% of Total
Non-perishables(2)	$26,371.8	43.6%	$26,522.0	44.3%	$26,699.2	44.7%
Perishables(3)	24,920.9	41.2%	24,583.7	41.0%	24,398.5	40.9%
Pharmacy	4,986.6	8.2%	5,002.6	8.3%	5,119.2	8.6%
Fuel	3,455.9	5.7%	3,104.6	5.2%	2,693.4	4.5%
Other(4)	799.3	1.3%	711.7	1.2%	767.9	1.3%

Total	$60,534.5	100.0%	$59,924.6	100.0%	$59,678.2	100.0%

(1)	eCommerce-related sales are included in the categories to which the revenue pertains.
(2)	Consists primarily of general merchandise, grocery and frozen foods.
(3)	Consists primarily of produce, dairy, meat, deli, floral and seafood.
(4)	Consists primarily of lottery and various other commissions, rental income and other miscellaneous income.

Distribution

As of September 7, 2019, we operated 23 strategically located distribution centers, approximately 39% of which are owned or ground-leased. Our distribution centers collectively provide approximately 64% of all products to our retail operating areas.

Merchandising and Manufacturing

We offer more than 11,000 high-quality products under our Own Brands portfolio. Our Own Brands products resonate well with our shoppers as evidenced by Own Brands sales of over $12.5 billion in fiscal 2018. Year over year, we have demonstrated significant progress and increased sales penetration of Own Brands by 50 basis points to 25.1%, excluding pharmacy, fuel and in-store branded coffee sales. Our more than 11,000 Own Brands products achieved approximately $6.9 billion in sales in the 28 weeks ended September 7, 2019, with 25.4% Own Brands sales penetration.

Own Brands continues to deliver on innovation with more than 1,100 new items launched in fiscal 2018 and more than 1,000 in the pipeline for fiscal 2019. Our O Organics and Open Nature brands posted a combined 13.6% growth in sales year-over-year, with over 1,900 items, and we plan to introduce approximately 350 new items in fiscal 2019. In addition to new item innovation and brand development, Own Brands continues to focus on package redesign to refresh shelf presence and comply with new regulatory nutrition guideline changes.

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As measured by units for fiscal 2018, 10.2% of our Own Brands merchandise was manufactured in Company-owned facilities, and the remainder of our Own Brands merchandise was purchased from third parties. We closely monitor make-versus-buy decisions on internally sourced products to optimize their quality and profitability. In addition, we believe that our scale will provide opportunities to leverage our fixed manufacturing costs in order to drive innovation across our Own Brands portfolio. As of September 7, 2019, we operated 20 food production plants. These plants consisted of seven milk plants, four soft drink bottling plants, three bakery plants, two ice cream product plants, two grocery/prepared food plants, one ice plant and one soup plant.

Marketing, Advertising and Online Sales

Our marketing efforts involve collaboration between our national marketing and merchandising team and local divisions and stores. We augment the local division teams with corporate resources and are focused on providing expertise, sharing best practices and leveraging scale in partnership with leading consumer packaged goods vendors. Our corporate teams support divisions by providing strategic guidance in order to drive key areas of our business, including pharmacy, general merchandise and our Own Brands. Our local marketing teams set brand strategy and communicate brand messages through our integrated digital and physical marketing and advertising channels. We operate in 120 MSAs and are ranked #1 or #2 by market share in 68% of these markets. We maintain price competitiveness through systematic, selective and thoughtful price investment to drive customer traffic and basket size. We also use our just for U loyalty program, including both personalized deals and digital coupons as well as gas and grocery rewards, to target promotional activity and improve our customers’ experience. More than 18 million members are currently enrolled in our loyalty program, through which we generate more than 400 million personalized promotions per week. We have achieved significant success with active participants in our gas rewards program, which have sales over 4x larger than non-participants. We have recently deployed and are continuing to refine cloud-based enterprise solutions to quickly process proprietary customer, product and transaction data and efficiently provide our local managers with targeted marketing strategies for customers in their communities. By leveraging customer and transaction information with data driven analytics, our “personalized deal engine” is able to select, out of the thousands of different promotions offered by our suppliers, the offers that we expect will be most compelling to each of our approximately 34 million weekly customers. In addition, we use data analytics to optimize shelf assortment and space in our stores by continually and systematically reviewing the performance of each product.

Raw Materials

Various agricultural commodities constitute the principal raw materials used by us in the manufacture of our food products. We believe that raw materials for our products are not in short supply, and all are readily available from a wide variety of independent suppliers.

Environmental Laws

Our operations are subject to regulation under environmental laws, including those relating to waste management, air emissions and underground storage tanks. In addition, as an owner and operator of commercial real estate, we may be subject to liability under applicable environmental laws for clean-up of contamination at our facilities. Compliance with, and clean-up liability under, these laws has not had and is not expected to have a material adverse effect upon our business, financial condition, liquidity or operating results. See “—Legal Proceedings” and “Risk Factors—Risks Related to Our Business and Industry—Unfavorable changes in, failure to comply with or increased costs to comply with environmental laws and regulations could adversely affect us. The storage and sale of petroleum products could cause disruptions and expose us to potentially significant liabilities.”

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Legal Proceedings

We are subject from time to time to various claims and lawsuits arising in the ordinary course of business, including lawsuits involving trade practices, lawsuits alleging violations of state and/or federal wage and hour laws (including alleged violations of meal and rest period laws and alleged misclassification issues), real estate disputes as well as other matters. Some of these suits purport or may be determined to be class actions and/or seek substantial damages.

It is the opinion of our management that although the amount of liability with respect to certain of the matters described herein cannot be ascertained at this time, any resulting liability of these and other matters, including any punitive damages, will not have a material adverse effect on our business or financial condition.

We continually evaluate our exposure to loss contingencies arising from pending or threatened litigation and believes we have made provisions where the loss contingency can be reasonably estimated and an adverse outcome is probable. Nonetheless, assessing and predicting the outcomes of these matters involves substantial uncertainties. Management currently believes that the aggregate range of reasonably possible loss for our exposure in excess of the amount accrued is expected to be immaterial to us. It remains possible that despite management’s current belief, material differences in actual outcomes or changes in management’s evaluation or predictions could arise that could have a material effect on our financial condition, results of operations or cash flows.

Office of Inspector General:     In January 2016, we received a subpoena from the Office of the Inspector General of the Department of Health and Human Services (the “OIG”) pertaining to the pricing of drugs offered under our MyRxCare discount program and the impact on reimbursements to Medicare, Medicaid and TRICARE (the “Government Health Programs”). In particular, the OIG requested information on the relationship between the prices charged for drugs under the MyRxCare program and the “usual and customary” prices reported by us in claims for reimbursements to the Government Health Programs or other third-party payors. We cooperated with the OIG in the investigation. We are currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

Civil Investigative Demand:     On December 16, 2016, we received a civil investigative demand from the United States Attorney for the District of Rhode Island in connection with a False Claims Act investigation relating to our influenza vaccination programs. The investigation concerns whether our provision of store coupons to our customers who received influenza vaccinations in our store pharmacies constituted an improper benefit to those customers under the federal Medicare and Medicaid programs. We believe that our provision of the store coupons to our customers is an allowable incentive to encourage vaccinations. We cooperated with the U.S. Attorney in the investigation. We are currently unable to determine the probability of the outcome of this matter or the range of possible loss, if any.

Security Breach:     In 2014, we were the subject of criminal intrusions by the installation of malware on a portion of our computer network that processes payment card transactions for approximately 800 of our stores through our then service provider SuperValu. We believe these were attempts to collect payment card data. The forensic investigation into the intrusions indicated that although we were then compliant with the Payment Card Industry (PCI) Data Security Standards issued by the PCI Council, we were not compliant with all of these standards at the time of the intrusions. As a result, we were assessed by certain card companies for incremental counterfeit fraud losses, non-ordinary course expenses (such as card reissuance costs) and case management costs. We have paid for all of such assessments. We sought recovery from MasterCard of our assessment and have entered into a confidential settlement with MasterCard. As a result of the intrusion, two class action complaints were filed against us by consumers. These complaints have been dismissed and the

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dismissal was upheld on appeal on May 31, 2019. In 2015, we also received a letter from the Office of the Attorney General of the Commonwealth of Pennsylvania stating that the Illinois and Pennsylvania Attorneys General Offices were leading a multi-state group requesting specified information concerning the two data breach incidents. We have cooperated with the investigation. The multi-state group did not make a monetary demand, and we are unable to estimate the possibility or range of loss, if any.

Terraza/Lorenz:     Two lawsuits were brought against Safeway and the Safeway Benefits Plan Committee (the “Benefit Plans Committee,” and together with Safeway, the “Safeway Benefits Plans Defendants”) and other third parties alleging breaches of fiduciary duty under ERISA with respect to Safeway’s 401(k) Plan (the “Safeway 401(k) Plan”). On July 14, 2016, a complaint (“Terraza”) was filed in the United States District Court for the Northern District of California by a participant in the Safeway 401(k) Plan individually and on behalf of the Safeway 401(k) Plan. An amended complaint was filed on November 18, 2016. On August 25, 2016, a second complaint (“Lorenz”) was filed in the United States District Court for the Northern District of California by another participant in the Safeway 401(k) Plan individually and on behalf of all others similarly situated against the Safeway Benefits Plans Defendants and against the Safeway 401(k) Plan’s former record-keepers. An amended complaint was filed on September 16, 2016, and a second amended complaint was filed on November 21, 2016. In general, both lawsuits alleged that the Safeway Benefits Plans Defendants breached their fiduciary duties under ERISA regarding the selection of investments offered under the Safeway 401(k) Plan and the fees and expenses related to those investments. On March 13, 2017, the United States District Court for the Northern District of California denied the Safeway Benefits Plan Defendants’ motion to dismiss with respect to Terraza, and granted in part and denied in part the Safeway Benefits Plan Defendants’ motion to dismiss with respect to Lorenz. Both parties filed summary judgment motions, which were heard and taken under submission on August 16, 2018. Plaintiffs’ motions were denied and defendants’ motions were granted in part and denied, in part. Bench trials for both matters were set for May 6, 2019, but a settlement in principle was reached before trial. On September 13, 2019, settlement papers were filed with the Court along with a motion for preliminary approval of the settlement, which is set for hearing on November 20, 2019. We have recorded an estimated liability for these matters.

False Claims Act:     We are currently subject to two qui tam actions alleging violations of the False Claims Act (“FCA”). Violations of the FCA are subject to treble damages and penalties of up to a specified dollar amount per false claim. In United States ex rel. Schutte and Yarberry v. SuperValu, New Albertson’s, Inc., et al., which is pending in the U.S. District Court for the Central District of Illinois, the relators allege that defendants (including various subsidiaries of ours) overcharged government healthcare programs by not providing the government, as a part of usual and customary prices, the benefit of discounts given to customers who requested that defendants match competitor prices. The complaint was originally filed under seal and amended on November 30, 2015. On August 5, 2019, the Court granted relator’s motion for partial summary judgment, holding that price matched prices are the usual and customary prices for those drugs. Defendants filed a motion for interlocutory appeal on August 30, 2019, which is pending. Additional summary judgment motions by both parties are also still pending and trial will be set after the Court rules on the pending summary judgment motions. In United States ex rel. Proctor v. Safeway, also pending in the Central District of Illinois, the relator alleges that Safeway submitted fraudulent, inflated pricing information to government healthcare programs in connection with prescription drug claims, by failing to include pharmacy discount program pricing as a part of its usual and customary prices. On August 26, 2015, the underlying complaint was unsealed. Discovery is complete and trial is currently set for February 18, 2020; however, the parties have not yet filed, and the Court has not yet considered, any summary judgment motions. In both of the above cases, the government previously investigated the relators’ allegations and declined to intervene. Relators elected to pursue their respective cases on their own and in each case have alleged FCA damages in excess of $100 million, before trebling and excluding penalties. We are vigorously defending each of these matters and believe each of these cases is without merit. We have recorded an estimated liability for these matters.

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We were also subject to another FCA qui tam action entitled United States ex rel. Zelickowski v. Albertson’s LLC. In that case, the relators alleged that Albertsons overcharged federal healthcare programs by not providing the government, as a part of its usual and customary prices to the government, the benefit of discounts given to customers who enrolled in the Albertsons discount-club program. The complaint was originally filed under seal and amended on June 20, 2017. On December 17, 2018, the case was dismissed, without prejudice.

Alaska Attorney General’s Investigation:     On May 22, 2018, we received a subpoena from the Alaska Attorney General stating that the Alaska Attorney General has reason to believe we have engaged in unfair or deceptive trade practices under Alaska’s Unfair Trade Practices and Consumer Act and seeking documents regarding our policies, procedures, controls, training, dispensing practices and other matters in connection with the sale and marketing of opioid pain medications. We have been cooperating with the Alaska Attorney General in this investigation. We do not currently have a basis to believe we have violated Alaska’s Unfair Trade Practices and Consumer Act; however, at this time, we are unable to determine the probability of the outcome of this matter or estimate a range of reasonably possible loss, if any.

Opioid Litigation:     We are one of dozens of companies that have been named in various lawsuits alleging that defendants contributed to the national opioid epidemic. At present, we are named in approximately 66 suits pending in various state courts as well as in the United States District Court for the Northern District of Ohio where over 2,000 cases have been consolidated as Multi-District Litigation (“MDL”) pursuant to 28 U.S.C. §1407. In one of those MDL cases, MDL No. 2804 filed by The Blackfeet Tribe of the Blackfeet Indian Reservation, we filed a motion to dismiss. That motion has yet to be ruled on, but motions by other defendants have been denied and all defendants in the Blackfeet action, including us, have now answered the Complaint. We have also filed a motion to dismiss a state court case pending in New Mexico. While that motion has yet to be ruled on, motions filed by other defendants have been denied and a September 2021 trial date has been set. To date, no discovery has been conducted against us in any of the actions; however it is anticipated that we will need to begin discovery in the New Mexico action in early 2020. We are vigorously defending these matters and believe that these cases are without merit. At this early stage in the proceedings, we are unable to determine the probability of the outcome of these matters or the range of reasonably possible loss, if any.

California Air Resources Board:     Upon the inspection, by the California Air Resources Board (“CARB”), of several of our stores in California, it was determined that we failed certain paperwork and other administrative requirements. As a result of the inspections, we proactively undertook a broad evaluation of the record keeping and administrative practices at all of our stores in California. In connection with this evaluation, we retained a third party to conduct an audit and correct deficiencies identified across our entire California store base. We are working with CARB to resolve these compliance issues and fully comply with governing regulations, which is still ongoing. Consequently, though no monetary assessment has been assessed by CARB, we could be subject to certain fines and penalties. Given the preliminary nature of this matter, we are unable to estimate the possibility or range of loss at this time.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors upon completion of this offering:

Name	Age†	Position
Vivek Sankaran	56	President, Chief Executive Officer and Director
James L. Donald	65	Co-Chairman
Leonard Laufer	53	Co-Chairman
Susan Morris	51	Executive Vice President and Chief Operations Officer
Anuj Dhanda	57	Executive Vice President and Chief Information Officer
Robert B. Dimond	58	Executive Vice President and Chief Financial Officer
Michael Theilmann	53	Executive Vice President and Chief Human Resources Officer
Geoff White	53	Executive Vice President and Chief Merchandising Officer
Justin Ewing	50	Executive Vice President, Corporate Development and Real Estate
Robert A. Gordon	67	Executive Vice President, General Counsel and Secretary
Sharon L. Allen*(a)(b)	67	Director
Steven A. Davis*(d)(e)	61	Director
Kim Fennebresque*(b)(d)	69	Director
Allen M. Gibson*	54	Director
Hersch Klaff(e)	65	Director
Jay L. Schottenstein	65	Director
Alan H. Schumacher*(d)	73	Director
Lenard B. Tessler(a)(b)	67	Director
B. Kevin Turner(c)	54	Vice Chairman and Senior Advisor to the CEO

†	As of September 7, 2019
*	Independent Director
(a)	Member, Nominating and Corporate Governance Committee
(b)	Member, Compensation Committee
(c)	Member, Technology Committee
(d)	Member, Audit and Risk Committee
(e)	Member, Compliance Committee

Biographies

Vivek Sankaran, President, Chief Executive Officer and Director.    Mr. Sankaran has served as our President, Chief Executive Officer and Director since April 2019. Mr. Sankaran previously served from January 2019 to March 2019 as Chief Executive Officer of PepsiCo Foods North America, which includes Frito-Lay North America (“Frito-Lay”). There he led PepsiCo, Inc.’s (“PepsiCo”) snack and convenient foods business. Prior to that, Mr. Sankaran served as President and Chief Operating Officer of Frito-Lay from April 2016 to December 2018; Chief Operating Officer of Frito-Lay from February 2016 to April 2016; Chief Commercial Officer, North America of PepsiCo from 2014 to February 2016, where he led PepsiCo’s cross-divisional performance across its North American customers; Chief Customer Officer of Frito-Lay from 2012 to 2014; Senior Vice President and General Manager of Frito-Lay’s South business unit from 2011 to 2012; and Senior Vice President, Corporate Strategy and Development of PepsiCo from 2009 to 2010. Before joining PepsiCo in 2009,

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Mr. Sankaran was a partner at McKinsey and Company, where he served various Fortune 100 companies, bringing a strong focus on strategy and operations. Mr. Sankaran co-led the firm’s North American purchasing and supply management practice and was on the leadership team of the North American retail practice. Mr. Sankaran has an MBA from the University of Michigan, a master’s degree in manufacturing from the Georgia Institute of Technology and a bachelor’s degree in mechanical engineering from the Indian Institute of Technology in Chennai.

James L. Donald, Co-Chairman.    Mr. Donald has served as our Co-Chairman since April 2019. Prior to that, Mr. Donald served as our President and Chief Executive Officer since September 2018 and, prior to that, served as President and Chief Operating Officer since joining ACI in March 2018. Previously, Mr. Donald served as Chief Executive Officer and Director of Extended Stay America, Inc., a large North American owner and operator of hotels, and its subsidiary, ESH Hospitality, Inc. (together with Extended Stay America, Inc., “ESH”), from February 2012 to July 2015, and as Senior Advisor of ESH from August 2015 to December 2015. Prior to joining ESH, Mr. Donald served as President, Chief Executive Officer and Director of Starbucks Corporation, President and Chief Executive Officer of regional food and drug retailer Haggen Food & Pharmacy, Chairman, President and Chief Executive Officer of regional food and drug retailer Pathmark Stores, Inc., and in a variety of other senior and executive roles at Wal-Mart Stores, Inc., Safeway Inc. and Albertson’s, Inc. Mr. Donald began his grocery and retail career in 1971 with Publix Super Markets, Inc. Mr. Donald has served on the Advisory Board of Jacobs Holding AG, a Switzerland-based global investment firm, since 2015, and as a member of the board of directors at Barry Callebaut AG, a Switzerland-based manufacturer of chocolate and cocoa, since 2008.

Leonard Laufer, Co-Chairman.    Mr. Laufer has served as our Co-Chairman since April 2019 and has been a member of our board of directors since October 2018. Mr. Laufer has served as Senior Managing Director at Cerberus and Chief Executive Officer of Cerberus Technology Solutions since May 2018. From March 2013 to May 2018, Mr. Laufer served as Managing Director and Head of Intelligent Solutions at JPMorgan Chase & Co. Prior to JPMorgan and from March 1997 to February 2013, Mr. Laufer co-founded and served as Chief Executive Officer and Managing Member of Argus Information and Advisory Services, LLC a provider of informational and analytical solutions to the payment industry that was purchased by Verisk Analytics in August 2012. Mr. Laufer’s leadership roles at our largest beneficial owner and his knowledge of technology and information solutions provides critical skills for our board of directors to oversee our strategic planning and operations.

Susan Morris, Executive Vice President and Chief Operations Officer.    Ms. Morris has been our Executive Vice President and Chief Operations Officer since January 2018. Previously, Ms. Morris served as our Executive Vice President, Retail Operations, West Region from April 2017 to January 2018. Ms. Morris also served as our Executive Vice President, Retail Operations, East Region from April 2016 to April 2017, as President of our Denver Division from March 2015 to March 2016 and as President of our Intermountain Division from March 2013 to March 2015. From June 2012 to February 2013, Ms. Morris served as our Vice President of Marketing and Merchandising, Southwest Division. From February 2010 to June 2012, Ms. Morris served as a Sales Manager in our Southwest Division. Prior to joining our company, Ms. Morris served as Senior Vice President of Sales and Merchandising and Vice President of Customer Satisfaction at SuperValu. Ms. Morris also previously served as Vice President of Operations at Albertson’s, Inc.

Anuj Dhanda, Executive Vice President and Chief Information Officer.    Mr. Dhanda has been our Executive Vice President and Chief Information Officer since December 2015. Prior to joining our company, Mr. Dhanda served as Senior Vice President of Digital Commerce of the Giant Eagle supermarket chain since March 2015, and as its Chief Information Officer since September 2013. Previously, Mr. Dhanda served at PNC Financial Services as Chief Information Officer from March 2008 to August 2013, after having served in other senior information technology positions at PNC Bank from 1995 to 2013.

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Robert B. Dimond, Executive Vice President and Chief Financial Officer.    Mr. Dimond has been our Chief Financial Officer since February 2014. Prior to joining our company, Mr. Dimond previously served as Executive Vice President, Chief Financial Officer and Treasurer at Nash Finch Co., a food distributor, from 2007 to 2013. Mr. Dimond has over 30 years of financial and senior executive management experience in the retail food and distribution industry. Mr. Dimond has served as Chief Financial Officer and Senior Vice President of Wild Oats, Group Vice President and Chief Financial Officer for the western region of Kroger, Group Vice President and Chief Financial Officer of Fred Meyer, Inc. and as Vice President, Administration and Controller for Smith’s Food and Drug Centers Inc., a regional supermarket chain. Mr. Dimond is a Certified Public Accountant.

Michael Theilmann, Executive Vice President & Chief Human Resources Officer.     Mr. Theilmann has been our Executive Vice President & Chief Human Resources Officer since August 2019. Mr. Theilmann previously served as Global Practice Managing Partner, Human Resources Officers Practice, from February 2018 to August 2019, and as Partner, Consumer Markets Practice, from June 2017 to January 2018, of Heidrick & Struggles International Incorporated, a worldwide executive search firm. Prior to that, Mr. Theilmann served as Managing Director of Slome Capital LLC, a family office, from April 2013 to June 2017. Mr. Theilmann also served as Group Executive Vice President, from 2010 to 2012, and as Executive Vice President, Chief Human Resources & Administrative Officer, from 2005 to 2009, of J.C. Penney Company, Inc., a national department store chain.

Geoff White, Executive Vice President and Chief Merchandising Officer.    Mr. White has been our Executive Vice President and Chief Merchandising Officer since September 2019. Mr. White previously served as president of our Own Brands division since April 2017. Prior to that Mr. White served as senior vice president of marketing and merchandising for the Northern California Division from 2015 to April 2017. From 2004 to 2015, Mr. White held various leadership roles, including director of Canadian produce operations, at Safeway. Mr. White started his career as a general clerk at Safeway in Burnaby, British Columbia, in 1981.

Justin Ewing, Executive Vice President, Corporate Development and Real Estate.    Mr. Ewing has been our Executive Vice President of Corporate Development and Real Estate since January 2015. Previously, Mr. Ewing had served as our Senior Vice President of Corporate Development and Real Estate since 2013, as Vice President of Real Estate and Development since 2011 and as Vice President of Corporate Development since 2006, when Mr. Ewing originally joined ACI from the operations group at Cerberus. Prior to his work with Cerberus, Mr. Ewing was with Trowbridge Group, a strategic sourcing firm. Mr. Ewing also spent over 13 years with PricewaterhouseCoopers LLP. Mr. Ewing is a Chartered Accountant with the Institute of Chartered Accountants of England and Wales.

Robert A. Gordon, Executive Vice President, General Counsel and Secretary.    Mr. Gordon has been our Executive Vice President, General Counsel and Secretary since January 2015. Previously, he served as Safeway’s General Counsel from June 2000 to January 2015 and as Chief Governance Officer since 2004, Safeway’s Secretary since 2005 and as Safeway’s Deputy General Counsel from 1999 to 2000. Prior to joining Safeway, Mr. Gordon was a partner at the law firm Pillsbury Winthrop Shaw Pittman LLP from 1984 to 1999.

Sharon L. Allen, Director.    Ms. Allen has been a member of our board since June 2015. Ms. Allen served as U.S. Chairman of Deloitte LLP from 2003 to 2011, retiring from that position in May 2011. Ms. Allen was also a member of the Global Board of Directors, Chair of the Global Risk Committee and U.S. Representative of the Global Governance Committee of Deloitte Touche Tohmatsu Limited from 2003 to May 2011. Ms. Allen worked at Deloitte for nearly 40 years in various leadership roles, including partner and regional managing partner, and was previously responsible for

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audit and consulting services for a number of Fortune 500 and large private companies. Ms. Allen is currently an independent director of Bank of America Corporation. Ms. Allen has also served as a director of First Solar, Inc. since 2013. Ms. Allen is a Certified Public Accountant (Retired). Ms. Allen’s extensive leadership, accounting and audit experience broadens the scope of our board of directors’ oversight of our financial performance and reporting and provides our board of directors with valuable insight relevant to our business.

Steven A. Davis, Director.    Mr. Davis has been a member of our board since June 2015. Mr. Davis is the former Chairman and Chief Executive Officer of Bob Evans Farms, Inc., a food service and consumer products company, where he served from May 2006 to December 2014. Mr. Davis has also served as a director of PPG Industries, Inc., a manufacturer and distributor of paints, coatings and specialty materials, since April 2019, Legacy Acquisition Corporation, an acquirer of companies in the public and restaurant sectors, since November 2017, Sonic Corp., the nation’s largest chain of drive-in restaurants, since January 2017, Marathon Petroleum Corporation, a petroleum refiner, marketer, retailer and transporter, since 2013, Walgreens Boots Alliance, Inc. (formerly Walgreens Co.), a pharmacy-led wellbeing enterprise, from 2009 to 2015, and CenturyLink, Inc. (formerly Embarq Corporation), a provider of communication services, from 2006 to 2009. Prior to joining Bob Evans Farms, Inc. in 2006, Mr. Davis served in a variety of restaurant and consumer packaged goods leadership positions, including president of Long John Silver’s LLC and A&W Restaurants, Inc. In addition, he held executive and operational positions at Yum! Brands, Inc.’s Pizza Hut division and at Kraft General Foods Inc. Mr. Davis has served as a member of the international board of directors for the Juvenile Diabetes Research Foundation since June 2016. Mr. Davis brings to our board of directors extensive leadership experience. In particular, Mr. Davis’ leadership of retail and food service companies and pharmacies provides our board of directors with valuable insight relevant to our business.

Kim Fennebresque, Director.    Mr. Fennebresque has been a member of our board of directors since March 2015. Mr. Fennebresque has served as a senior advisor to Cowen Group Inc., a diversified financial services firm, since 2008, where he also served as its chairman, president and chief executive officer from 1999 to 2008. He has served on the boards of directors of Ally Financial Inc., a financial services company, since May 2009, BlueLinx Holdings Inc., a distributor of building products, since May 2013 and as Chairperson of BlueLinx Holdings Inc. since May 2016 and Ribbon Communications Inc., a provider of network communications solutions, since October 2017. Mr. Fennebresque has served as a member of the Supervisory Board of BAWAG P.S.K., one of Austria’s largest banks, since 2017. Mr. Fennebresque served as a director of Delta Tucker Holdings, Inc. (the parent of DynCorp International, a provider of defense and technical services and government outsourced solutions) from May 2015 to July 2017. From 2010 to 2012, Mr. Fennebresque served as chairman of Dahlman Rose & Co., LLC, an investment bank. He has also served as head of the corporate finance and mergers and acquisitions departments at UBS and was a general partner and co-head of investment banking at Lazard Frères & Co. He has also held various positions at First Boston Corporation, an investment bank acquired by Credit Suisse. Mr. Fennebresque’s extensive experience as a director of several public companies and history of leadership in the financial services industry brings corporate governance expertise and a diverse viewpoint to the deliberations of our board of directors.

Allen M. Gibson, Director.    Mr. Gibson has been a member of our board of directors since October 2018. Mr. Gibson is currently the Chief Investment Officer of Centaurus Capital LP and Investment Manager for the Laura and John Arnold Foundation. Mr. Gibson has held both positions since April 2011. Centaurus Capital LP is a private investment partnership with interests in oil and gas, private equity, structured finance, and the debt capital markets. Prior to Centaurus Capital LP, Mr. Gibson was a Senior Vice President in institutional asset management at Royal Bank of Canada from February 2008 until April 2011. Mr. Gibson has served as a member of the board of directors of

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ARG Realty, a commercial real estate company based in Argentina, since April 2018, Global Atlantic Financial Group, Inc., a brokerage firm, since May 2013, Cell Site Solutions, LLC, a provider of telecom equipment, products and services since May 2014, and the Tony Hawk Foundation, a youth-oriented charitable foundation, since July 2016. Mr. Gibson also serves on the advisory committee of several investment funds, including Cerberus Investment Partners V and Cerberus Investment Partners VI. Centaurus Capital LP is an investor in certain Cerberus funds. Mr. Gibson’s knowledge of capital markets enhances the ability of our board of directors to make prudent financial judgments.

Hersch Klaff, Director.    Mr. Klaff has served as a member of our board of directors since 2010. Mr. Klaff is the Chief Executive Officer of Klaff Realty, which he formed in 1984. Mr. Klaff began his career as a Certified Public Accountant with the public accounting firm of Altschuler, Melvoin and Glasser in Chicago. Mr. Klaff’s real estate expertise and accounting and investment experience, as well as his extensive knowledge of our company, broadens the scope of our board of directors’ oversight of our financial performance.

Jay L. Schottenstein, Director.    Mr. Schottenstein has served as a member of our board of directors since 2006. Mr. Schottenstein has served as Chairman of the board of directors of American Eagle Outfitters, Inc., a global apparel and accessories retailer, since January 2014 and as Chief Executive Officer since January 2014, a position in which he previously served from March 1992 until December 2012. He has also served as Chairman of the Board and Chief Executive Officer of Schottenstein Stores since March 1992 and as president since 2001. Mr. Schottenstein also served as Chief Executive Officer of DSW, Inc., a footwear and accessories retailer, from March 2005 to April 2009, and as Chairman of the board of directors of DSW, Inc. since March 2005. Mr. Schottenstein’s experience as a chief executive officer and a director of other major publicly-owned retailers, and his prior experience as a member of our board of directors, gives him and our board of directors valuable knowledge and insight to oversee our operations.

Alan H. Schumacher, Director.    Alan H. Schumacher has served as a member of our board of directors since March 2015. He has also served on the board of Warrior Met Coal, Inc., a leading producer and exporter of metallurgical coal for the global steel industry, since its initial public offering in April 2017. He has currently or previously served as a director of BlueLinx Holdings Inc., a distributor of building products, Evertec Inc., a full-service transaction processing business in Latin America, School Bus Holdings Inc., an indirect parent of school-bus manufacturer Blue Bird Corporation, Quality Distribution Inc., a chemical bulk tank truck operator, and Noranda Aluminum Holding Corporation, a producer of aluminum. Mr. Schumacher was a member of the Federal Accounting Standards Advisory Board from 2002 through June 2012. The board of directors has determined that the simultaneous service on more than three audit committees of public companies by Mr. Schumacher does not impair his ability to serve on our audit and risk committee nor does it represent or in any way create a conflict of interest for our company. Mr. Schumacher’s experience as a board director of several public companies, and his deep understanding of accounting principles, provides our board of directors with experience to oversee our accounting and financial reporting.

Lenard B. Tessler, Director.    Mr. Tessler has served as a member of our board of directors since 2006. Mr. Tessler is currently Vice Chairman and Senior Managing Director at Cerberus, which he joined in 2001. Prior to joining Cerberus, Mr. Tessler served as Managing Partner of TGV Partners, a private equity firm that he founded, from 1990 to 2001. From 1987 to 1990, he was a founding partner of Levine, Tessler, Leichtman & Co. From 1982 to 1987, he was a founder, Director and Executive Vice President of Walker Energy Partners. Mr. Tessler is a member of the Cerberus Capital Management Investment Committee. Mr. Tessler has also served as a member of the board of directors of Keane Group, Inc., a provider of hydraulic fracturing, wireline technologies and drilling services, since October 2012, and as a Trustee of New York Presbyterian Hospital, where he also serves as member of the Investment Committee and the Budget and Finance Committee. Mr. Tessler’s

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leadership roles at our largest beneficial owner, his board service and his extensive experience in financing and private equity investments and his in-depth knowledge of our company and its acquisition strategy, provides critical skills for our board of directors to oversee our strategic planning and operations.

B. Kevin Turner, Vice Chairman and Senior Advisor to the CEO.    Mr. Turner has served as Vice Chairman and Senior Advisor to the Chief Executive Officer and as a member of our board of directors since August 2017. Mr. Turner is currently a member of the board of directors of Nordstrom, Inc. Mr. Turner has served as President and Chief Executive Officer of Core Scientific, an emerging leader in blockchain and artificial intelligence infrastructure, hosting, transaction processing and application development, since July 2018. Mr. Turner was previously Chief Executive Officer of Citadel Securities and Vice Chairman of Citadel LLC, global financial institutions, from August 2016 to January 2017. He served as Chief Operating Officer of Microsoft Corporation from 2005 to 2016, and as Chief Executive Officer and President of Sam’s Club, a subsidiary of Wal-Mart, from 2002 to 2005. Between 1985 and 2002, Mr. Turner held a number of positions of increasing responsibility with Wal-Mart, including Executive Vice President and Global Chief Information Officer from 2001 to 2002. Mr. Turner’s strategic and operational leadership skills and expertise in online worldwide sales, global operations, supply chain, merchandising, branding, marketing, information technology and public relations provide our board of directors with valuable insight relevant to our business.

Family Relationships

None of our officers or directors has any family relationship with any director or other officer. “Family relationship” for this purpose means any relationship by blood, marriage or adoption, not more remote than first cousin.

Corporate Governance

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting.

Corporate Governance Guidelines

We have adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE, as applicable, that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas, including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of our board of directors and Chief Executive Officer, executive sessions, standing board committees, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning.

Board Composition

Our business and affairs are currently managed by our board of directors. Our board of directors currently has 12 members. As presently situated, the board of directors is comprised of three members of management, four directors affiliated with our Sponsors and five independent directors. Members of the board of directors will be elected at our annual meeting of stockholders to serve for a term of one year or until their successors have been elected and qualified, subject to prior death, resignation, retirement or removal from office.

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Director Independence

Our board of directors has affirmatively determined that Sharon L. Allen, Steven A. Davis, Kim Fennebresque, Allen M. Gibson and Alan H. Schumacher are independent directors under the applicable rules of the NYSE and as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Board Leadership Structure

Our board of directors does not have a formal policy on whether the roles of Chief Executive Officer and Chairman of the board of directors should be separate. Presently, Vivek Sankaran serves as our Chief Executive Officer and James L. Donald and Leonard Laufer are our Co-Chairmen. Our board of directors has considered its leadership structure and believes at this time that the Company and its stockholders are best served by having these positions divided. Dividing these roles allows for increased focus, as each person can devote their attention to one job, while fostering accountability and effective decision-making. By dividing these roles, each person is better able to successfully address both internal and external issues affecting the Company. While the roles of Chief Executive Officer and Chairman will remain separate, having Co-Chairmen allows each to draw on their extensive knowledge and expertise to set the agenda for and ensure the appropriate focus on issues of concern to the board of directors.

Our board of directors expects to periodically review its leadership structure to ensure that it continues to meet our needs.

Role of Board in Risk Oversight

While the full board of directors has the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our audit and risk committee oversees management of enterprise risks as well as financial risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our technology committee is responsible for overseeing the management of our research and development and IT structure and risks associated with IT and cybersecurity. Our nominating and corporate governance committee oversees risks associated with corporate governance. Further, our compliance committee, which is partially comprised of board members, is responsible for overseeing the management of the compliance and regulatory risks we face and risks associated with business conduct and ethics. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.

Board of Directors Meetings

During fiscal 2018, the board of directors met 17 times, the audit and risk committee met five times, the compensation committee met two times and the nominating and corporate governance committee did not meet. All of our directors attended at least 75% of all the board meetings in 2018 and a least 75% of all of the meetings of each committee on which the director served.

Controlled Company

Upon completion of this offering, our Sponsors, as a group, will control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a company of which more than 50% of the voting

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power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and the compensation committee.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after specified transition periods.

More specifically, if we cease to be a controlled company within the meaning of these rules, we will be required to (i) satisfy the majority independent board requirement within one year of our status change, and (ii) have (a) at least one independent member on each of our nominating and corporate governance committee and compensation committee by the date of our status change, (b) at least a majority of independent members on each committee within 90 days of the date of our status change and (c) fully independent committees within one year of the date of our status change.

Board Committees

Our board of directors has assigned certain of its responsibilities to permanent committees consisting of board members appointed by it. Our board of directors has an audit and risk committee, compensation committee, technology committee and nominating and corporate governance committee, each of which have the responsibilities described below. The composition of each of the committees described below is set forth as of the completion of this offering.

Audit and Risk Committee

Our audit and risk committee consists of Steven A. Davis, Kim Fennebresque and Alan H. Schumacher, with Mr. Schumacher serving as chair of the committee. The committee assists the board of directors in its oversight responsibilities relating to the integrity of our financial statements, our compliance with legal and regulatory requirements (to the extent not otherwise handled by our compliance committee), our independent auditor’s qualifications and independence, and the establishment and performance of our internal audit function and the performance of the independent auditor. We have three independent directors serving on our audit and risk committee. Our board of directors has determined that Mr. Schumacher has the attributes necessary to qualify him as an “audit committee financial expert” as defined by applicable rules of the SEC. Our board of directors has adopted a written charter under which the audit and risk committee operates.

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Compensation Committee

Our compensation committee consists of Kim Fennebresque, Lenard B. Tessler and Sharon L. Allen, with Mr. Fennebresque serving as chair of the committee. The compensation committee of the board of directors is authorized to review our compensation and benefits plans to ensure they meet our corporate objectives, approve the compensation structure of our executive officers and evaluate our executive officers’ performance and advise on salary, bonus and other incentive and equity compensation.

Technology Committee

Our technology committee consists of Leonard Laufer and B. Kevin Turner, with both serving as co-chair of the committee. The purpose of the technology committee is to, among other things, meet with our science and technology leaders to review our internal research and technology development activities and provide input as it deems appropriate, review technologies that we consider for implementation, review our development of our technical goals and research and development strategies. Our board of directors has adopted a written charter under which the technology committee operates.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Sharon L. Allen and Lenard B. Tessler, with Ms. Allen serving as chair of the committee. The nominating and corporate governance committee is primarily concerned with identifying individuals qualified to become members of our board of directors, selecting the director nominees for the next annual meeting of the stockholders, selection of the director candidates to fill any vacancies on our board of directors and the development of our corporate governance guidelines and principles. The nominating and corporate governance committee does not maintain a policy for considering nominees but believes the members of the committee have sufficient background and experience to review nominees competently. While the board of directors is solely responsible for the selection and nomination of directors, the nominating and corporate governance committee may consider nominees recommended by stockholders as deemed appropriate. The nominating and corporate governance committee evaluates each potential nominee in the same manner regardless of the source of the potential nominee’s recommendation. Our board of directors has adopted a written charter under which the nominating and corporate governance committee operates.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers serves as a member of the compensation committee or board of directors of any other entity that has an executive officer serving as a member of our board of directors or compensation committee.

Other Committees

Compliance Committee

Our compliance committee (a non-board committee) consists of two directors, Hersch Klaff and Steven A. Davis, and two non-directors, Lisa A. Gray and Ronald Kravit, with Ms. Gray serving as chair of the committee. Ms. Gray serves as Vice Chairman of Cerberus Operations and Advisory Company, LLC (“COAC”), an affiliate of Cerberus, and Mr. Kravit recently retired as a Senior Managing Director and head of real estate investing at Cerberus. The purpose of the compliance committee is to assist the

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Company in implementing and overseeing our compliance programs, policies and procedures that are designed to respond to the various compliance and regulatory risks facing our Company, and monitor our performance with respect to such programs, policies and procedures.

Director Compensation

Only our independent directors received compensation for their service on our board of directors or any board committees in fiscal 2018. We reimburse all of our directors for reasonable documented out-of-pocket expenses incurred by them in connection with attendance at board of directors and committee meetings.

For fiscal 2018, all of our independent directors received an annual cash fee in the amount of $125,000 and additional annual fees for serving as a committee chair and/or member as follows:

Name	Committee Position	Additional Annual Fee
Sharon L. Allen	Chair of Nominating and Governance Committee	$10,000
	Member of Nominating and Governance Committee	$10,000
	Member of Compensation Committee	$20,000

Steven A. Davis	Member of Audit and Risk Committee	$25,000
	Member of Compliance Committee	$20,000

Kim Fennebresque	Chair of Compensation Committee	$20,000
	Member of Compensation Committee	$20,000
	Member of Audit and Risk Committee	$25,000

Alan H. Schumacher	Chair of Audit and Risk Committee	$25,000
	Member of Audit and Risk Committee	$25,000

Messrs. Davis, Fennebresque and Schumacher each held an award of 2,068 Phantom Units (as defined herein) having a grant date fair value of $125,000 which became 100% vested on February 23, 2019. In February 2018, our board of directors approved awards of 3,930 Phantom Units to each of Messrs. Davis, Fennebresque and Schumacher and Ms. Allen with a grant date fair value of $125,000. These Phantom Units became 100% vested on February 23, 2019. On August 28, 2018, Messrs. Davis, Fennebresque and Schumacher were each awarded 4,018 Phantom Units which became 100% vested on the date of grant, and Ms. Allen was awarded 10,713 Phantom Units which became 100% vested on the date of grant.

See “Executive Compensation-Incentive Plans-Phantom Unit Plan” for additional information regarding the Phantom Unit Plan.

Four members of our board of directors, Sharon L. Allen, Steven A. Davis, Kim Fennebresque and Alan H. Schumacher, received compensation for their service on our board of directors during fiscal 2018, as set forth in the table below and as described in “Director Compensation.”

(in dollars) Name	Fees earned or Paid in Cash($)	Unit Awards ($)(1)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and nonqualified Deferred Compensation Earnings	All Other Compensation	Total($)
Sharon L. Allen	165,000	496,862	—	—	—	—	661,862
Steven A. Davis	170,000	264,478	—	—	—	—	434,478
Kim Fennebresque	190,000	264,478	—	—	—	—	454,478
Alan H. Schumacher	175,000	264,478	—	—	—	—	439,478

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(1)	Reflects the grant date fair value calculated in accordance with Accounting Standards Codification 718, Compensation-Stock Compensation, (“ASC 718”).

As of February 23, 2019, the aggregate number of outstanding vested and unvested Phantom Units held by each independent director was:

Name	Number of Vested Phantom Units	Number of Unvested Phantom Units
Sharon L. Allen	14,643	—
Steven A. Davis	10,016	—
Kim Fennebresque	10,016	—
Alan H. Schumacher	10,016	—

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is designed to provide an understanding of our compensation philosophy and objectives, compensation-setting process, and the compensation of our named executive officers during fiscal 2018 (“NEOs”). Our NEOs for fiscal 2018 were:

•	Robert G. Miller, our former Chairman Emeritus;

•	James L. Donald, our former President and Chief Executive Officer and current Co-Chairman;

•	Robert B. Dimond, our Executive Vice President and Chief Financial Officer;

•	Shane Sampson, our former Chief Marketing and Merchandising Officer;

•	Susan Morris, our Executive Vice President and Chief Operations Officer; and

•	Anuj Dhanda, our Executive Vice President and Chief Information Officer.

Compensation Philosophy and Objectives

Our general compensation philosophy is to provide programs that attract, retain and motivate our executive officers who are critical to our long-term success. We strive to provide a competitive compensation package to our executive officers to reward achievement of our business objectives and align their interests with the interests of our equityholders. We have sought to accomplish these goals through a combination of short- and long-term compensation components that are linked to our annual and long-term business objectives and strategies. To focus our executive officers on the fulfillment of our business objectives, a significant portion of their compensation is performance-based.

The Role of the Compensation Committee

The compensation committee is responsible for determining the compensation of our executive officers. The compensation committee’s responsibilities include determining and approving the compensation of the Chief Executive Officer and reviewing and approving the compensation of all other executive officers.

Compensation Setting Process

Our compensation program has reflected our operations as a private company. In determining the compensation for our executive officers, we relied largely upon the experience of our management and our board of directors with input from our Chief Executive Officer.

Our board of directors has established a compensation committee to be responsible for administering our executive compensation programs. As part of the administration of our executive compensation programs, the Chief Executive Officer provides the compensation committee with his assessment of the other NEOs’ performance and other factors used in developing his recommendation for their compensation, including salary adjustments, cash incentives and equity grants.

We have engaged a compensation consultant to provide assistance in determining the compensation of our executive officers. Such assistance may include establishing a peer group and formal benchmarking process to ensure that our executive compensation program is competitive and offers the appropriate retention and performance incentives.

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Components of the NEO Compensation Program for Fiscal 2018

We use various compensation elements to provide an overall competitive total compensation and benefits package to the NEOs that is tied to creating value and commensurate with our results and aligns with our business strategy. Set forth below are the key elements of the compensation program for the NEOs for fiscal 2018:

•	base salary that reflects compensation for the NEO’s role and responsibilities, experience, expertise and individual performance;

•	quarterly bonus based on division performance;

•	annual bonus based on our financial performance for the fiscal year;

•	incentive compensation based on the value of our equity;

•	severance protection; and

•	other benefits that are provided to all employees, including healthcare benefits, life insurance, retirement savings plans and disability plans.

Base Salary

We provide the NEOs with a base salary to compensate them for services rendered during the fiscal year. Base salaries for the NEOs are determined on the basis of each executive’s role and responsibilities, experience, expertise and individual performance. The NEOs are not eligible for automatic annual salary increases. In fiscal 2018, we made the following adjustments to the base salary levels applicable to our NEOs from their base salaries in effect at the end of fiscal 2017:

Name	Fiscal 2017 Base Salary ($)	Fiscal 2018 Base Salary (effective October 21, 2018) ($)
Robert G. Miller	2,000,000	2,000,000
James L. Donald(1)	—	1,500,000
Robert B. Dimond	775,000	850,000
Shane Sampson	900,000	900,000
Susan Morris	850,000	900,000
Anuj Dhanda	600,000	700,000

(1)

Upon commencement of his employment, on March 1, 2018, Mr. Donald became entitled to receive an annual base salary of $1,000,000. Mr. Donald’s base salary increased to $1,500,000 effective September 11, 2018.

Bonuses

Performance-Based Bonus Plans

We recognize that our corporate management employees shoulder responsibility for supporting our operations and in achieving positive financial results. Therefore, we believe that a substantial percentage of each executive officer’s annual compensation should be tied directly to the achievement of performance goals.

2018 Bonus Plan.    All of the NEOs participated in the Corporate Management Bonus Plan established for fiscal 2018 (the “2018 Bonus Plan”). Consistent with our bonus plan for fiscal 2017, the 2018 Bonus Plan provided for two components:

•

a quarterly bonus component based on the performance achieved by each of our divisions for each fiscal quarter in fiscal 2018 (each, a “Quarterly Division Bonus”), other than our United Supermarkets Division and Haggen stores; and

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•	an annual bonus component based on performance for the full fiscal 2018 (the “Annual Corporate Bonus”).

The goals set under the 2018 Bonus Plan were designed to be challenging and difficult to achieve, but still within a realizable range so that achievement was both uncertain and objective. We believe that this methodology created a strong link between our NEOs and our financial performance.

The Quarterly Division Bonus component and the Annual Corporate Bonus component each constituted 50% of each NEO’s target bonus opportunity for fiscal 2018. Consistent with our bonus plan for fiscal 2017, we established the target bonus opportunity for fiscal 2018 under the 2018 Bonus Plan as 60% (50% for Mr. Dhanda and 100% for Mr. Donald) of the NEO’s annual base salary. We believe that the target bonus opportunity for our NEOs is appropriate based on their positions and responsibilities, as well as their individual ability to impact our financial performance, and places a proportionately larger percentage of total annual pay for our NEOs at risk based on our performance.

Quarterly Division Bonus.    The target bonus opportunity for each fiscal quarter in fiscal 2018 was calculated by dividing the NEO’s target bonus opportunity for fiscal 2018 by 52 weeks and multiplying the result by the number of weeks in the applicable fiscal quarter, then dividing by half (each, a “Quarterly Bonus Target”). Higher and lower percentages of base salary could be earned for each fiscal quarter if minimum performance levels or performance levels above target were achieved. The maximum bonus opportunity for each fiscal quarter under the 2018 Bonus Plan was 200% of the applicable Quarterly Bonus Target. No amount would be payable for the applicable fiscal quarter if results fell below established threshold levels. We believe that having a maximum cap serves to promote good judgment by the NEOs, reduces the likelihood of windfalls and makes the maximum cost of the plan predictable.

At the beginning of each fiscal quarter, the management of each division participating in the 2018 Bonus Plan, with approval from our corporate management, established the division’s EBITDA goal for the applicable fiscal quarter with threshold, plan, target and maximum goals. After the end of the fiscal quarter, our corporate finance team calculated the financial results for each retail division and reported the Quarterly Division Bonus percentage earned, if any. A division earned between 0% to 100% of our bonus target amount for achievement of EBITDA for the fiscal quarter between the threshold and target levels. If the division exceeded 100% of our target EBITDA for a fiscal quarter, the amount in excess of target EBITDA would be earned in proportion to the maximum goals, subject to a cap based on achievement of division sales goals for such fiscal quarter as follows:

Quarterly Sales Goal Percentage Achieved	Maximum Percentage of Quarterly Division Bonus Target Earned
Below 99%	100%
99%-99.99%	150%
100% or greater	200%

The bonuses earned by the NEOs for each fiscal quarter were determined by adding together the percentage of the quarterly division bonus target amounts earned for all of the divisions and dividing the sum by the number of our divisions participating in the 2018 Bonus Plan for such quarter. 12 of our divisions participated in the 2018 Bonus Plan during fiscal 2018. The actual amount of the bonus earned by an NEO for each fiscal quarter is approved by the compensation committee.

Annual Corporate Bonus.    The Annual Corporate Bonus component was based on the level of achievement by us of an annual Adjusted EBITDA target for fiscal 2018 of $2,700.0 million. Amounts

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

under the Annual Corporate Bonus could be earned above or below target level. The threshold level above which a percentage of the Annual Corporate Bonus could be earned was achievement above 90% of the Adjusted EBITDA target and 100% of the Annual Corporate Bonus could be earned at achievement of 100% of the Adjusted EBITDA target, with interim percentages earned for achievement between levels. If achievement exceeded 100% of the Adjusted EBITDA target, 10% of the excess Adjusted EBITDA would be added to the bonus pool, but payout was capped at 200% on the Annual Corporate Bonus component of the NEO’s target bonus opportunity for fiscal 2018. Based on our achievement of Adjusted EBITDA of $2,741.3 million in fiscal 2018, 102% of the target, the compensation committee determined that 120.95% of the Annual Corporate Bonus component of each NEO’s fiscal 2018 target bonus opportunity was earned.

The NEOs earned the following amounts under the 2018 Bonus Plan:

Name	Aggregate Quarterly Division Bonus for Fiscal 2018 Earned ($)	Annual Corporate Bonus for Fiscal 2018 Earned ($)	Aggregate Bonus for Fiscal 2018 Earned ($)
Robert G. Miller	541,140	725,700	1,266,840
James L. Donald	485,760	614,054	1,099,814
Robert B. Dimond	218,045	290,629	508,674
Shane Sampson	243,513	326,565	570,078
Susan Morris	235,553	314,703	550,256
Anuj Dhanda	144,567	191,892	336,459

Special Bonuses

In addition to the annual cash incentive program, we may from time to time pay our NEOs discretionary bonuses as determined by the board of directors or the compensation committee to provide for additional retention or upon special circumstances. In connection with the commencement of their employment, Mr. Dimond received a retention bonus in the amount of $1,500,000 and Messrs. Sampson and Dhanda each received a retention bonus in the amount of $1,000,000. Upon his subsequent transfer to the position of Division President of Jewel-Osco and in recognition of his performance, in March 2014, Mr. Sampson’s retention award was increased to $1,240,000. The final installments of Mr. Dimond’s and Mr. Sampson’s retention bonuses, in the amounts of $375,000 and $310,000, respectively, were paid on April 1, 2017. The second installment of Mr. Dhanda’s retention bonus, in the amount of $250,000, was paid to him on February 26, 2017, the third installment was paid to him on February 26, 2018 and the fourth installment was paid on February 26, 2019. In addition, in 2015, Ms. Morris received a retention bonus of $87,500. The final installment of Ms. Morris’s retention bonus, in the amount of $21,875, was paid to her on February 1, 2019.

Incentive Plans

Miller Incentive Units

In connection with the Safeway merger, Mr. Miller was granted a fully-vested equity award equal to a 1.0% interest in AB Acquisition on a fully participating basis, which consisted of 3,350,084 fully-vested and non-forfeitable investor incentive units of AB Acquisition. In connection with the Reorganization Transactions, such investor incentive units were exchanged for 1,109,347 investor incentive units of Albertsons Investor and 1,109,347 investor incentive units of KIM ACI.

Phantom Unit Plan

Mr. Dhanda was granted 82,785 Phantom Units on February 28, 2017, Mr. Sampson was granted 132,456 Phantom Units on July 19, 2017 and Ms. Morris was granted 132,456 Phantom Units on each

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

of April 28, 2016 and January 11, 2018 (such grants of Phantom Units to the NEOs, the “2016-2017 NEO Phantom Unit Grants”).

Fifty percent of the 2016-2017 NEO Phantom Unit Grants are time-based units that are subject to the NEO’s continued service through each applicable vesting date (the “2016-2017 Time-Based Units”). The remaining 50% of the 2016-2017 NEO Phantom Unit Grants are performance units that are subject to both the NEO’s continued service through each applicable vesting date and to the achievement of annual performance targets (the “2016-2017 Performance Units”). The portion of the 2016-2017 Performance Units subject to vesting on February 23, 2019 were subject to our achievement of an annual Adjusted EBITDA target for fiscal 2018 of $2,700.0 million. Based on our achievement of Adjusted EBITDA of $2,741.3 million in fiscal 2018, all 2016-2017 Performance Units subject to the achievement of performance targets for fiscal 2018 vested on February 23, 2019. The 2016-2017 NEO Phantom Unit Grants were granted with the right to receive a Tax Bonus that entitles the participant to receive a bonus equal to 4% of the fair value of the management incentive units paid to the participant in respect of vested Phantom Units. Following an initial public offering, the 2016-2017 Performance Units will become vested solely based on the NEO’s continued employment, and any 2016-2017 Performance Units with respect to a missed year will be forfeited. Following the consummation of an initial public offering, if an NEO’s employment is terminated by us without “cause,” or due to the participant’s death or disability, all 2016-2017 Time-Based Units and 2016-2017 Performance Units not previously forfeited will become 100% vested.

Upon the commencement of his employment on March 1, 2018, Mr. Donald was granted 214,219 Phantom Units. Fifty percent of such Phantom Units vested on the last day of fiscal 2018 and the remaining 50% of such Phantom Units will become vested on the last day of fiscal 2019, subject to Mr. Donald’s continued employment through such date. Mr. Donald’s award was granted with the right to receive a Tax Bonus that entitles Mr. Donald to receive a bonus equal to 4% of the fair value of the management incentive units paid to him in respect of vested Phantom Units.

On September 11, 2018, Mr. Donald was granted 125,000 Phantom Units, and on November 9, 2018, each of Messrs. Sampson and Dimond and Ms. Morris were granted 39,297 Phantom Units and Mr. Dhanda was granted 15,717 Phantom Units (the “2018 NEO Time-Based Phantom Unit Grants”). The 2018 NEO Time-Based Phantom Unit Grants vest in one-third increments on each of the next three anniversaries of the grant date. Additionally, on September 11, 2018, Mr. Donald was granted an award entitling him to earn a target number of 125,000 Phantom Units, and on November 9, 2018, each of Messrs. Sampson and Dimond and Ms. Morris were granted an award entitling him or her to earn a target number of 39,297 Phantom Units and Mr. Dhanda was granted an award entitling him to earn a target number of 15,717 Phantom Units, in each case subject to his or her continued service through the conclusion of our 2022 fiscal year and based on the achievement of specified performance goals (the “2018 NEO Performance-Based Phantom Unit Grants”). Each award recipient may earn between 0% and 120% of one-third of the target number of Phantom Units each fiscal year based on our achievement of our annual Adjusted EBITDA target for such fiscal year. For an award recipient to earn any Phantom Units in respect of a fiscal year, we must achieve at least 95% of our annual Adjusted EBITDA target for that fiscal year. Performance at 95% of our annual Adjusted EBITDA target will entitle an award recipient to 75% of the target number of Phantom Units for such fiscal year. Any Phantom Units not earned at the end of a fiscal year are automatically forfeited. If an award recipient’s employment terminates prior to the conclusion of our 2021 fiscal year, all of the award recipient’s 2018 NEO Performance-Based Phantom Unit Grants will be forfeited.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Employment Agreements

Employment Agreement with Vivek Sankaran

On March 25, 2019, we entered into an employment agreement with Vivek Sankaran (the “Sankaran Employment Agreement”), effective April 25, 2019 (the “Commencement Date”). The Sankaran Employment Agreement provides for an initial term that expires on the third anniversary of the Commencement Date, and thereafter automatically renews for additional one-year periods unless either party provides written notice at least 120 days prior to the end of the then-current term.

Pursuant to the Sankaran Employment Agreement, Mr. Sankaran will be entitled to receive an annual base salary of $1,500,000 and is eligible for an annual bonus targeted at 150% of his base salary. Mr. Sankaran also received a sign-on retention award of $10,000,000, payable in three installments as follows: (i) 50% on the Commencement Date; (ii) 25% on the one-year anniversary of the Commencement Date; and (iii) 25% on the two-year anniversary of the Commencement Date, subject to his continued employment with us on each such date.

On the Commencement Date, Mr. Sankaran was granted profits interests (“Units”) in each of Albertsons Investor and KIM ACI. 50% of the Units will vest in installments on each of the first, second, third, fourth and fifth anniversaries of the Commencement Date (the “Sankaran Time-Based Units”). If prior to a change in control, Mr. Sankaran’s employment terminates due to his death or disability, Mr. Sankaran will become vested in the number of Sankaran Time-Based Units that would have vested on the next anniversary of the grant date, prorated based on the number of days of service during the period commencing on the prior anniversary of the grant date and ending on the date of Mr. Sankaran’s termination of employment. If following a change in control, Mr. Sankaran’s employment terminates due to his death or disability, Mr. Sankaran will become fully vested in all unvested Sankaran Time-Based Units. If Mr. Sankaran’s employment is terminated by us without Cause or Mr. Sankaran resigns for Good Reason (as such terms are defined in the Sankaran Employment Agreement), Mr. Sankaran will become vested in the Sankaran Time-Based Units that he would have become vested in on the next anniversary of the grant date following such termination of employment. If Mr. Sankaran’s employment is terminated by us without Cause or Mr. Sankaran resigns for Good Reason following a change in control or within the 180-day period immediately prior to a change in control, Mr. Sankaran will become fully vested in the Sankaran Time-Based Units. If Mr. Sankaran’s employment terminates due to our non-renewal of the term, Mr. Sankaran will become vested in any Sankaran Time-Based Units that would have vested during the 13-month period following such termination of employment.

Fifty percent of the Units (the “Sankaran Performance-Based Units”), will vest in installments as follows: (a) one-third at the end of each of our 2019, 2020 and 2021 fiscal years (“Tranche One”); (ii) one-third at the end of each of our 2020, 2021 and 2022 fiscal years (“Tranche Two”); and (iii) one-third at the end of each of our 2021, 2022, and 2023 fiscal years (“Tranche Three”), in each case based on our attainment of performance criteria for each such fiscal year, and in each case subject to Mr. Sankaran’s continued employment with the Company. Mr. Sankaran will vest in between 0% and 100% of one-third of the Sankaran Performance-Based Units each fiscal year based on our achievement of our annual Adjusted EBITDA target for such fiscal year. For Mr. Sankaran to vest in any Sankaran Performance-Based Units in respect of a fiscal year, we must achieve at least 95% of our annual Adjusted EBITDA target for that fiscal year. Performance at 95% of our annual Adjusted EBITDA target will entitle an award recipient to 75% of the target number of Sankaran Performance-Based Units for such fiscal year. Any Sankaran Performance-Based Units which do not vest at the end of a fiscal year are automatically forfeited.

If Mr. Sankaran’s employment is terminated by Mr. Sankaran without Good Reason: (i) prior to the conclusion of our 2021 fiscal year, Tranche One will be forfeited in its entirety; (ii) prior to the

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conclusion of our 2022 fiscal year, Tranche Two will be forfeited in its entirety; and (iii) prior to the conclusion of our 2023 fiscal year, Tranche Three will be forfeited in its entirety. If prior to a change in control, Mr. Sankaran’s employment terminates due to his death or disability, Mr. Sankaran will become vested in the number of Sankaran Performance-Based Units that would have vested on the next anniversary of the grant date based on our attainment of performance targets for such fiscal year, prorated based on the number of days of service during the period commencing on the prior anniversary of the grant date and ending on the date of Mr. Sankaran’s termination of employment. If following a change in control, Mr. Sankaran’s employment terminates due to his death or disability, Mr. Sankaran will become fully vested in all unvested Sankaran Performance-Based Units (to the extent not previously forfeited) as if the performance targets for future fiscal years had been fully achieved. If Mr. Sankaran’s employment is terminated by us without Cause or by Mr. Sankaran for Good Reason, Mr. Sankaran will become fully vested in any Sankaran Performance Units that would have become vested at the end of the fiscal year in which such termination occurs, based on our attainment of performance targets for such fiscal year. If Mr. Sankaran’s employment is terminated by us without Cause or Mr. Sankaran resigns for Good Reason following a change in control or within the 180-day period immediately prior to a change in control, Mr. Sankaran will become fully vested in any unvested Sankaran Performance-Based Units (to the extent not previously forfeited) as if the performance targets for future fiscal years had been fully achieved. If Mr. Sankaran’s employment terminates due to our non-renewal of the term, Mr. Sankaran will become vested in any Sankaran Performance-Based Units that would have vested during the 13-month period following such termination of employment, based on our attainment of performance targets for the fiscal year of such termination.

Following the consummation of an initial public offering, if Mr. Sankaran receives equity in the Company which has a value, based on the initial public offering price, of less than $24,000,000 (as equitably adjusted downward for any Sankaran Performance Based Units that have been previously forfeited as a result of our failure to achieve annual performance criteria), subject to Mr. Sankaran’s continued employment with us on the date of the initial public offering, Mr. Sankaran will be granted an option with a ten-year term to acquire the common stock of the Company having a value, determined in accordance with Black-Scholes methodology, equal to the difference between $24,000,000 (as adjusted) and the equity value in the Company Mr. Sankaran received in connection with the initial public offering. The option will vest in three equal installments on the one-year, two-year and three-year anniversary of the date of grant, subject to his continued employment through each such anniversary of the date of grant.

If Mr. Sankaran’s employment terminates due to his death or disability, subject to his (or his legal representative’s, as appropriate) execution of a release, Mr. Sankaran or his legal representative, as appropriate, would be entitled to receive: (i) the earned but unpaid portion of any bonus earned in respect of any completed performance period prior to the date of termination; (ii) a lump sum payment in an amount equal to 25% of his or her base salary; (iii) a bonus for the fiscal year of termination based on actual performance metrics for the fiscal year of the Company in which the termination date occurs, but prorated based on the number of days of service during the applicable fiscal year through the termination date; (iv) payment of the unvested or unpaid portions of the sign-on retention award; (v) if the option has been issued, accelerated vesting of the portion of the option that would have become vested upon the next anniversary of the date of grant following the termination date, but prorated based on the number of days of service from the most recent anniversary of the date of grant through the termination date; and (vi) reimbursement of the cost of continuation coverage of group health coverage for a period of 18 months.

If Mr. Sankaran’s employment is terminated by us without Cause or by Mr. Sankaran for Good Reason, subject to his execution of a release, Mr. Sankaran would be entitled to receive (i) the earned but unpaid portion of any bonus earned in respect of any completed performance period prior to the

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

date of termination; (ii) a lump sum payment in an amount equal to 200% of the sum of his base salary plus target bonus; (iii) a bonus for the fiscal year of termination based on actual performance metrics for the fiscal year of the Company in which the termination date occurs, but prorated based on the number of days of service during the applicable fiscal year through the termination date;; (iv) payment of the unvested or unpaid portions of the sign-on retention award; (v) if the option has been issued, accelerated vesting of the portion of the option that would have become vested upon the next anniversary of the date of grant following the termination date; and (vi) reimbursement of the cost of continuation coverage of group health coverage for a period of 18 months.

If Mr. Sankaran’s employment terminates due to us giving Mr. Sankaran written notice of our election not to renew the term, subject to his execution of a release, Mr. Sankaran would be entitled to a receive: (i) the earned but unpaid portion of any bonus earned in respect of any completed performance period prior to the date of termination; (ii) a lump sum payment in an amount equal to 200% of the sum of his base salary plus target bonus; (iii) if the option has been issued, accelerated vesting of the portion or portions of the option that would have become vested in the 13-month period following the termination date; and (iv) reimbursement of the cost of continuation coverage of group health coverage for a period of 18 months.

Employment Agreement with Robert G. Miller

Pursuant to a chairman emeritus agreement with Mr. Miller, as Chairman Emeritus, Mr. Miller is entitled to receive a quarterly fee of $300,000 per fiscal quarter until the earlier of the end of fiscal 2019 or the date Mr. Miller no longer serves as a member of our board of directors. Following fiscal 2019, so long as Mr. Miller continues to serve on the board of directors, Mr. Miller will be entitled to receive director’s fees to the same extent, and on the same basis, as the director’s fees paid to directors appointed by our Sponsors. If Mr. Miller’s service on the board of directors terminates prior to the end of fiscal 2019, Mr. Miller will receive a cash lump sum in an amount equal to the quarterly fees that he would have received through the end of fiscal 2019.

Employment Agreement with James L. Donald

On May 22, 2019, we entered into an amended and restated employment agreement with Mr. Donald, (the “Donald Employment Agreement”), effective April 25, 2019. The Donald Employment Agreement extends the term of Mr. Donald’s service with us to February 25, 2023 (the “Term Date”) and updates Mr. Donald’s duties to reflect his role as Co-Chairman through February 29, 2020 (the “Initial Term”) and as Senior Advisor and director thereafter to the Term Date (the “Second Term”).

Pursuant to the Donald Employment Agreement, Mr. Donald will continue to receive an annual base salary of $1,500,000 through the Initial Term. For the Second Term, Mr. Donald will receive an annual base salary of $1,000,000. Mr. Donald remains eligible for an annual bonus targeted at 100% of his base salary for the Initial Term, but will not be eligible to receive a bonus for the Second Term. Further, Mr. Donald will be entitled to receive an equity grant on September 11, 2019 under our Phantom Unit Plan valued at $8,000,000 on the date of grant, of which 50% will vest in three equal installments over a three-year period, provided that Mr. Donald remains in his then-current position with us through the applicable date, and 50% will vest on the Term Date, provided that (i) Mr. Donald remains in his then-current position with us through such date and (ii) the performance-based conditions specified by the board of directors (or compensation committee) for each of the 2020, 2021 and 2022 fiscal years of the Company have been achieved.

If Mr. Donald’s employment is terminated due to his death or he is terminated due to disability, he or his legal representative, as appropriate, would be entitled to receive a lump sum payment in an amount equal to 25% of his then base salary. If Mr. Donald’s employment is terminated by us without

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Cause or by Mr. Donald for Good Reason (as such terms are defined in the Donald Employment Agreement) during the Initial Term, subject to his execution of a release, Mr. Donald would be entitled to a lump sum payment in an amount equal to the sum of his base salary not yet paid for the Initial Term, plus target bonus, plus all base salary amounts that would be payable for the Second Term, as well as payment of the cost of continuation coverage of group health coverage for a period of 18 months, plus an additional amount to cover any corresponding tax payment. If the termination occurs during the Second Term, Mr. Donald would be entitled to a lump sum payment in an amount equal to his then remaining base salary that would have been payable from the date of termination to the Term Date.

Employment Agreements with other Executives

During fiscal 2018, Messrs. Dimond, Sampson and Dhanda were each party to amended and restated employment agreements with the Company dated August 1, 2017, and Ms. Morris was party to an employment agreement with the Company dated August 1, 2017. On May 1, 2019, we entered into amended and restated employment agreements with Messrs. Dimond, Sampson and Dhanda and Ms. Morris (collectively, the “Executive Employment Agreements”).

The term of each NEO’s employment under his or her Executive Employment Agreement will continue through January 30, 2023. Each Executive Employment Agreement provides for an annual base salary and that the respective executive is eligible to receive an annual bonus targeted at 100% of his or her annual base salary.

If the executive’s employment terminates due to his or her death or he or she is terminated due to disability, the executive or his or her legal representative, as appropriate, would be entitled to receive a lump sum payment in an amount equal to 25% of his or her base salary. If the executive’s employment is terminated by us without Cause or by the executive for Good Reason, subject to his or her execution of a release, the executive would be entitled to a lump sum payment in an amount equal to 200% of the sum of his or her base salary plus target bonus, and reimbursement of the cost of continuation coverage of group health coverage for a period of 12 months.

For the purposes of each Executive Employment Agreement, Cause generally means:

•	conviction of a felony;

•	acts of intentional dishonesty resulting or intending to result in personal gain or enrichment at our expense, our subsidiaries or our affiliates;

•

a material breach of the executive’s obligations under the applicable Executive Employment Agreement, including, but not limited to, breach of the restrictive covenants or fraudulent, unlawful or grossly negligent conduct by the executive in connection with his or her duties under the applicable Executive Employment Agreement;

•	Personal conduct by the executive which seriously discredits or damages us, our subsidiaries or our affiliates; or

•	contravention of specific lawful direction from the board of directors.

For the purposes of each Executive Employment Agreement, Good Reason generally means:

•	a reduction in the base salary or target bonus; or

•

without prior written consent, relocation of the executive’s principal location of work to any location that is in excess of 50 miles from such location on the date of the applicable Executive Employment Agreement.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Sampson Separation Agreement

On August 19, 2019, Mr. Sampson resigned from his position as Executive Vice President and Chief Marketing & Merchandising Officer, effective September 7, 2019. On August 21, 2019, we entered into a separation agreement with Mr. Sampson (the “Sampson Separation Agreement”) that provides for Mr. Sampson to receive (i) a lump sum payment equal to 200% of the sum of Mr. Sampson’s current base salary plus target bonus, (ii) a lump sum payment equal to 50% percent of the annual bonus Mr. Sampson would have received in respect of the fiscal year ending February 29, 2020 had Mr. Sampson remained employed for the entirety of such fiscal year, payable no later than May 15, 2020, and (iii) reimbursement of the cost of continuation coverage of group health coverage for a period of up to 18 months. As a condition to receiving the payments and benefits under the Sampson Separation Agreement, Mr. Sampson provided a general release of claims in favor of us and our affiliates and agreed to continue to comply with a 24-month post-employment non-competition and non-solicitation covenants.

Deferred Compensation Plan

Our subsidiaries Albertsons and NALP maintain the Albertson’s LLC Makeup Plan and NALP Makeup Plan, respectively (which we refer to, collectively, as the “Makeup Plans”). The Makeup Plans are unfunded nonqualified deferred compensation arrangements. Designated employees may elect to defer the receipt of a portion of their base pay, bonus and incentive payments under the Makeup Plans. For fiscal 2018, Messrs. Miller, Dimond and Sampson and Ms. Morris were eligible to participate in the Albertson’s LLC Makeup Plan. The amounts deferred are held in a book entry account and are deemed to have been invested by the participant in investment options designated by the participant from among the investment options made available by the committee under the Makeup Plans. Participants are vested in their accounts under the Makeup Plans to the same extent they are vested in their accounts under the 401(k) plan discussed below, except that accounts under the Makeup Plans will become fully vested upon a change of control. No deferral contributions for a year will be credited, however, until the participant has been credited with the maximum amount of elective deferrals permitted by the terms of the 401(k) plans and/or the limitations imposed by the Code. In addition, participants will be credited with an amount equal to the excess of the amount we would contribute to the 401(k) plans as a company contribution on the participant’s behalf for the plan year without regard to any limitations imposed by the Code based on the participant’s compensation over the amount of our actual company contributions for the plan year. Generally, payment of the participant’s account under the Makeup Plans will be made in a lump sum following the participant’s separation from service. Participants may receive a distribution of up to 100% of their account during employment in the event of an emergency. Participants in the Makeup Plans are unsecured general creditors. Effective December 31, 2018, the Makeup Plans were frozen except for any deferrals from bonus payments earned during fiscal 2018 but paid in 2019. The Makeup Plans were replaced by the Albertsons Companies Deferred Compensation Plan effective January 1, 2019, which provides for deferral on substantially the same terms as the Makeup Plans.

Our subsidiary, Safeway, maintained the Safeway Executive Deferred Compensation Program II (the “Safeway Plan” and, together with the Makeup Plans, the “Deferred Compensation Plans”), which was an unfunded nonqualified deferred compensation arrangement. Designated employees may elect to defer the receipt of up to 100% of their base pay, bonus and incentive payments under the Safeway Plan. For fiscal 2018, Mr. Dhanda was eligible to participate in the Safeway Plan, but did not elect to participate. Effective December 31, 2018, the Safeway Plan was frozen. The Safeway Plan was replaced by the Albertsons Companies Deferred Compensation Plan effective January 1, 2019, which provides for deferral on substantially the same terms as the Safeway Plans.

See the table entitled “Nonqualified Deferred Compensation” below for information with regard to the participation of the NEOs in the Deferred Compensation Plans.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

401(k) Plan

Through December 31, 2017, Albertsons, NALP and Safeway maintained 401(k) plans with terms that were substantially identical. Mr. Sampson was eligible to participate in the NALP 401(k) plan, Mr. Dhanda was eligible to participate in the Safeway 401(k) Plan, and the other NEOs were eligible to participate in the Albertson’s LLC 401(k) plan. Effective on January 1, 2018, these plans were merged into a single 401(k) plan named the “Albertsons Companies 401(k) Plan” (the “ACI 401(k) Plan”). The ACI 401(k) Plan permits eligible employees to make voluntary, pre-tax employee contributions up to a specified percentage of compensation, subject to applicable tax limitations. Commencing January 1, 2018, eligible employees are also permitted to make voluntary after-tax Roth contributions, up to a specified percentage of compensation, subject to applicable tax limitations. We may make a discretionary matching contribution equal to a pre-determined percentage of an employee’s contributions, subject to applicable tax limitations. On December 30, 2018, we implemented a hard freeze of non-union benefits of employees of the Safeway pension plan. All future benefit accruals for non-union employees ceased as of this date. Instead, non-union Safeway pension plan participants are offered retirement benefits under the ACI 401(k) Plan. Union participants in the Safeway pension plan are not eligible for matching contributions under the ACI 401(k) Plan. Eligible employees who elect to participate in the ACI 401(k) Plan are generally 50% vested after one year of service and 100% vested after three years of service in any matching contribution, and fully vested at all times in their employee contributions. The ACI 401(k) Plan is intended to be tax-qualified under Section 401(a) of the Code. Accordingly, contributions to the ACI 401(k) Plan and income earned on plan contributions are not taxable to employees until withdrawn, and our contributions, if any, will be deductible by us when made. Our board of directors determines the matching contribution rate under the ACI 401(k) Plan for each year. For fiscal 2018, our board of directors set a matching contribution rate equal to 50% of an employee’s contribution up to 7% of base salary.

Other Benefits

The NEOs participate in the health and dental coverage, company-paid term life insurance, disability insurance, paid time off and paid holidays programs applicable to other employees in their locality. We also maintain a relocation policy applicable to employees who are required to relocate their residence. These benefits are designed to be competitive with overall market practices and are in place to attract and retain the necessary talent in the business.

Perquisites

The NEOs generally are not entitled to any perquisites that are not otherwise available to all of our employees.

Under his chairman emeritus agreement, Mr. Miller is entitled to the use of corporate aircraft for up to 50 hours per year for himself, his family members and guests at no cost to him, other than to pay income tax on such usage at the lowest permissible rate. Each of Messrs. Sankaran and Donald is entitled to the use of corporate aircraft for up to 50 hours per year for himself, his family members and guests at no cost to him, other than to pay income tax on such usage at the lowest permissible rate. Other executives, generally those with the title of executive vice president or above, may request the personal use of a company-owned aircraft subject to availability.

For fiscal 2018, Messrs. Dimond, Sampson and Dhanda and Ms. Morris were eligible for financial and tax planning services up to a maximum annual amount of $8,000.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Risk Mitigation

Our compensation committee has assessed the risk associated with our compensation practices and policies for employees, including a consideration of the balance between risk-taking incentives and risk-mitigating factors in our practices and policies. The assessment determined that any risks arising from our compensation practices and policies are not reasonably likely to have a material adverse effect on our business or financial condition.

Impact of Accounting and Tax Matters

As a general matter, the compensation committee is responsible for reviewing and considering the various tax and accounting implications of compensation vehicles that we utilize. With respect to accounting matters, the compensation committee examines the accounting cost associated with equity compensation in light of ASC 718.

Summary Compensation Table

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Unit Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert G. Miller Chairman and Chief Executive Officer(6)	2018	2,000,000	—	—	—	1,266,840	—	481,919	3,748,759
	2017	2,000,000	—	—	—	102,928	—	699,450	2,802,378
	2016	2,000,000	—	—	—	439,800	—	1,052,343	3,492,143

James L. Donald Chief Executive Officer and President(7)	2018	1,219,231	141,385	14,814,306	—	1,099,814	—	71,232	17,345,968
Robert B. Dimond Executive Vice President and Chief Financial Officer	2018	800,962	76,495	2,515,008	—	508,674	—	52,200	3,953,339
	2017	764,904	448,734	—	—	39,330	—	63,768	1,316,736
	2016	700,000	470,200	—	—	153,930	—	53,616	1,377,746

Shane Sampson Chief Marketing and Merchandising Officer	2018	900,000	146,457	2,515,008	—	570,078	—	56,229	4,187,772
	2017	886,538	436,403	4,968,425	—	45,578	—	72,574	6,409,518
	2016	800,000	473,200	—	—	175,920	—	31,934	1,481,054

Susan Morris Executive Vice President and Chief Operations Officer	2018	867,308	131,151	2,515,008	—	550,256	—	41,276	4,104,999
Anuj Dhanda Executive Vice President and Chief Information Officer	2018	634,615	293,709	1,005,888	—	336,459	—	32,163	2,302,834
	2017	586,538	292,134	3,399,980	—	25,115	—	144	4,303,911

(1)	Reflects a 52-week year ended February 23, 2019, February 24, 2018 and February 25, 2017.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(2)

Reflects retention bonuses and tax bonuses paid to the NEOs, as set forth in the table below. The retention bonuses for fiscal 2018, fiscal 2017 and fiscal 2016 are further described in “—Compensation Discussion and Analysis.” Tax bonuses for fiscal 2018 were paid to each of Messrs. Donald, Dimond, Sampson and Dhanda and Ms. Morris in connection with the vesting of NEO Phantom Units as described in “—Compensation Discussion and Analysis.”

Name	Fiscal Year(1)	Retention Bonus ($)	Tax Bonus ($)
James L. Donald	2018	—	141,385
Robert B. Dimond	2018	—	76,495
	2017	375,000	73,734
	2016	375,000	95,200
Shane Sampson	2018	—	146,457
	2017	310,000	126,403
	2016	310,000	163,200
Susan Morris	2018	21,875	109,276
Anuj Dhanda	2018	250,000	43,709
	2017	250,000	42,134

(3)

Reflects the grant date fair value calculated in accordance with ASC 718. Reflects the Phantom Units granted to Mr. Donald in fiscal 2018, to Mr. Dimond in fiscal 2018, fiscal 2017 and fiscal 2016, to Mr. Sampson in fiscal 2018, fiscal 2017 and fiscal 2016, to Ms. Morris in fiscal 2018, and to Mr. Dhanda in fiscal 2018 and fiscal 2017. The fair value of the Phantom Units is determined using an option pricing model, adjusted for lack of marketability and using an expected term or time to liquidity based on judgments made by management.

(4)	Reflects amounts paid to the NEOs under our bonus plan for the applicable fiscal year, as set forth in the table below:

Name	Fiscal Year(1)	Fiscal Quarterly Bonus ($)	Fiscal Year Annual Bonus ($)
Robert G. Miller	2018	541,140	725,700
	2017	102,928	—
	2016	263,400	176,400
James L. Donald	2018	485,760	614,054
Robert B. Dimond	2018	218,045	290,629
	2017	39,330	—
	2016	92,190	61,740
Shane Sampson	2018	243,513	326,565
	2017	45,578	—
	2016	105,360	70,560
Susan Morris	2018	235,553	314,703
Anuj Dhanda	2018	144,567	191,892
	2017	25,115	—

(5)	A detailed breakdown of “All Other Compensation” is provided in the table below:

Name	Fiscal Year(1)	Aircraft ($)(a)	Relocation ($)	Life Insurance ($)(b)	Other Payments ($)	Financial/ Tax Planning ($)	Makeup Plan Company Contribution ($)(c)	401(k) Plan Company Contribution ($)	Total ($)
Robert G. Miller	2018	270,758	—	125,000	—	—	76,911	9,250	481,919
	2017	448,942	—	125,000	—	—	116,508	9,000	699,450
	2016	320,830	—	125,000	—	—	597,513	9,000	1,052,343
James L. Donald	2018	71,232	—	—	—	—	—	—	71,232
Robert B. Dimond	2018	—	—	—	—	3,880	39,070	9,250	52,200
	2017	—	—	—	—	6,715	48,053	9,000	63,768
	2016	—	—	—	—	—	53,616	—	53,616
Shane Sampson	2018	1,203	—	—	—	4,300	41,476	9,250	56,229
	2017	5,698	—	—	—	6,065	51,811	9,000	72,574
	2016	18,684	—	—	—	4,250	—	9,000	31,934
Susan Morris	2018	—	—	—	—	4,400	27,626	9,250	41,276
Anuj Dhanda	2018	14,913	—	—	—	8,000	—	9,250	32,163
	2017	—	—	—	—	—	—	144	144

(a)	Represents the aggregate incremental cost to us for personal use of our aircraft.
(b)	Reflects our payment of premiums for a life insurance policy we maintain for Mr. Miller.
(c)

Reflects our contributions to the NEO’s Deferred Compensation Plan account in an amount equal to the excess of the amount we would contribute to the ACI 401(k) Plan as a company contribution on the NEO’s behalf for the plan year without regard to any limitations imposed by the Code based on the NEO’s compensation over the amount of our actual contributions to the ACI 401(k) Plan for the plan year.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(6)	Mr. Miller served as Chief Executive Officer through September 11, 2018.
(7)	Mr. Donald served as Chief Operating Officer and President from March 1, 2018 through September 11, 2018, and as Chief Executive Officer and President effective September 11, 2018.

Grants of Plan Based Awards in Fiscal 2018

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Unit Awards: Number of Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Unit)	Grant Date Fair Value of Unit and Option Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Robert G. Miller		—	1,200,000	2,400,000	—	—	—	—	—	—	—
James L. Donald			1,500,000	3,000,000	—	—	—	—	—	—
	3/1/2018	—	—	—	—	—	—	214,219	—	—	6,814,306
	9/11/2018	—	—	—	—	4,000,000	4,800,000	—	—	—	4,000,000
	9/11/2018	—	—	—	—	—	—	125,000	—	—	4,000,000
Robert B. Dimond		—	510,000	1,020,000	—	—	—	—	—	—	—
	11/9/2018	—	—	—	—	1,257,504	1,509,005	—	—	—	1,257,504
	11/9/2018	—	—	—	—	—	—	39,297	—	—	1,257,504
Shane Sampson		—	540,000	1,080,000	—	—	—	—	—	—	—
	11/9/2018	—	—	—	—	1,257,504	1,509,005	—	—	—	1,257,504
	11/9/2018		—	—	—	—	—	39,297	—	—	1,257,504
Susan Morris		—	540,000	1,080,000	—	—	—	—	—	—	—
	11/9/2018	—	—	—	—	1,257,504	1,509,005	—	—	—	1,257,504
	11/9/2018	—	—	—	—	—	—	39,297	—	—	1,257,504
Anuj Dhanda		—	350,000	700,000	—	—	—	—	—	—	—
	11/9/2018	—	—	—	—	502,944	603,533	—	—	—	502,944
	11/9/2018	—	—	—	—	—	—	15,717	—	—	502,944

(1)

Amounts represent the range of annual cash incentive awards the NEO was potentially entitled to receive based on the achievement of performance goals for fiscal 2018 under our 2018 Bonus Plan as more fully described in “—Compensation Discussion and Analysis.” The amounts actually paid are reported in the Non-Equity Incentive Plan column of the Summary Compensation table. Pursuant to the 2018 Bonus Plan, performance below a specific threshold will result in no payment with respect to that performance goal. Performance at or above the threshold will result in a payment from $0 up to the maximum bonus amounts reflected in the table.

(2)	Amounts represent the value of Phantom Units subject to performance-based Phantom Units granted to the NEOs as described in “—Compensation Discussion and Analysis-Incentive Plans.”
(3)

Reflects the grant date fair value of $31.81 per unit with respect to the Phantom Units granted to Mr. Donald on March 1, 2018 and $32.00 per unit with respect to the Phantom Units grants to Mr. Donald on September 11, 2018 and to Messrs. Dimond, Sampson and Dhanda and Ms. Morris on November 9, 2018, as calculated in accordance with ASC 718. The fair value of the Phantom Units is determined using an option pricing model, adjusted for lack of marketability and using an expected term or time to liquidity based on judgments made by management.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards at February 23, 2019

	Option Awards					Unit Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Units That Have Not Vested (#)(1)		Fair Value of Units That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Fair or Payout Value of Unearned Units or Other Rights That Have Not Vested ($)(2)
Robert G. Miller	—	—	—	—	—	—		—	—	—
James L. Donald	—	—	—	—	—	232,109	(4)	7,659,597	125,000	4,125,000
Robert B. Dimond	—	—	—	—	—	39,297	(5)	1,296,801	39,297	1,296,801
Shane Sampson	—	—	—	—	—	160,715	(6)	5,303,595	39,297	1,296,801
Susan Morris	—	—	—	—	—	171,753	(7)	5,667,849	39,297	1,296,801
Anuj Dhanda	—	—	—	—	—	57,110	(8)	1,884,630	15,717	518,661

(1)	Reflects the number of unvested Phantom Units held by the NEO that will vest based on a combination of time and performance.
(2)	Based on a per unit price of $33.00, the aggregate value of one investor incentive unit in each of Albertsons Investor and KIM ACI as of February 23, 2019.
(3)

Reflects the target number of unvested Phantom Units held by the NEO that are subject to vesting on February 26, 2022 subject to the NEO’s continued employment through such date and with the number of Phantom Units to vest on such date to be determined based on our achievement of performance targets for fiscal 2019, fiscal 2020 and fiscal 2021.

(4)

107,109 of Mr. Donald’s Phantom Units are subject to vesting on February 29, 2020, subject to his continued employment through such date. 125,000 of Mr. Donald’s Phantom Units will be subject to vesting in equal installments on each of September 11, 2019, September 11, 2020 and September 11, 2021, subject to his continued employment on each such date.

(5)

39,297 of Mr. Dimond’s Phantom Units will be subject to vesting in equal installments on each of November 9, 2019, November 9, 2020 and November 9, 2021, subject to his continued employment on each such date.

(6)

39,297 of Mr. Sampson’s Phantom Units will be subject to vesting in equal installments on each of November 9, 2019, November 9, 2020 and November 9, 2021, subject to his continued employment on each such date. 121,528 of Mr. Sampson’s Phantom Units are subject to vesting on the dates set forth in the table below with respect to the number of Phantom Units indicated, in each case subject 50% to his continued employment through such date and 50% to both his continued employment through such date and our achievement of performance targets for the fiscal year in which such date occurs:

Vesting Date	Number of Phantom Units Subject to Vesting
July 19, 2019	10,928
July 19, 2020	11,259
July 19, 2021	99,341

(7)

39,297 of Ms. Morris’s Phantom Units will be subject to vesting in equal installments on each of November 9, 2019, November 9, 2020 and November 9, 2021, subject to her continued employment on each such date. 132,456 of Ms. Morris’s Phantom Units are subject to vesting on the dates set forth in the table below with respect to the number of Phantom Units indicated, in each case subject 50% to her continued employment through such date and 50% to both her continued employment through such date and our achievement of performance targets for the fiscal year in which such date occurs:

Vesting Date	Number of Phantom Units Subject to Vesting
February 29, 2020	66,228
February 27, 2021	33,114
February 26, 2022	33,114

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(8)

41,393 of Mr. Dhanda’s Phantom Units will be subject to vesting in equal installments on February 29, 2020 and February 27, 2021, in each case subject 50% to his continued employment through such date and 50% to both his continued employment through such date and our achievement of performance targets with respect to such fiscal year. 15,717 of Mr. Dhanda’s Phantom Units will be subject to vesting in equal installments on each of November 9, 2019, November 9, 2020 and November 9, 2021, subject to his continued employment on each such date.

Option Exercises and Units Vested in Fiscal 2018

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Units Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
(a)	(b)	(c)	(d)	(e)
Robert G. Miller	—	—	—	—
James L. Donald	—	—	107,110	3,534,630
Robert B. Dimond	—	—	57,951	1,912,383
Shane Sampson	—	—	110,380	3,661,415
Susan Morris	—	—	82,785	2,731,905
Anuj Dhanda	—	—	33,113	1,092,729

(1)	Reflects the vesting of Phantom Units on February 23, 2019, as described in “—Compensation Discussion and Analysis.”
(2)	The value realized upon vesting of the Phantom Units is based on a per unit price of one investor incentive unit in each of Albertsons Investor and KIM ACI on the vesting date.

Nonqualified Deferred Compensation

The following table shows the executive and company contributions, earnings and account balances for the NEOs under the Deferred Compensation Plans during fiscal 2018. The Deferred Compensation Plans are nonqualified deferred compensation arrangements intended to comply with Section 409A of the Code. See “—Compensation Discussion and Analysis” for a description of the terms and conditions of the Deferred Compensation Plans. The aggregate balance of each participant’s account consists of amounts that have been deferred by the participant, company contributions, plus earnings (or minus losses). We do not deposit any amounts into any trust or other account for the benefit of plan participants. In accordance with tax requirements, the assets of the Deferred Compensation Plans are subject to claims of our creditors.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Robert G. Miller	158,241	76,911	143,737	—	6,693,156
James L. Donald	—	—	—	—	—
Robert B. Dimond	69,838	39,070	10,682	—	651,309
Shane Sampson	61,681	41,476	6,891	—	369,039
Susan Morris	66,997	27,626	8,866	—	422,303
Anuj Dhanda	—	—	—	—	—

(1)

All executive contributions represent amounts deferred by each NEO under a Deferred Compensation Plan and are included as compensation in the Summary Compensation Table under “Salary,” “Bonus” and “Non-Equity Incentive Plan Compensation.”

(2)	All registrant contributions are reported under “All Other Compensation” in the Summary Compensation Table.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(3)	These amounts are not reported in the Summary Compensation Table as none of the earnings are based on interest above the market rate.

Phantom Unit Plan

Our phantom unit plan (the “Phantom Unit Plan”) provides for grants of “Phantom Units” to employees, directors and consultants. Each Phantom Unit provides the participant with a contractual right to receive upon vesting one management incentive unit in Albertsons Investor and one management incentive unit in KIM ACI.

The Phantom Unit Plan provides that we may provide for a participant’s Phantom Unit award to include a separate right to receive a Tax Bonus. A Tax Bonus entitles a participant to receive a bonus equal to 4% of the fair market value of the management incentive units paid to the participant in respect of vested Phantom Units. Tax Bonuses may be paid in cash, management incentive units or a combination thereof.

The Phantom Unit Plan provides that, unless otherwise provided in an award agreement, in the event of the termination of a participant’s service for any reason, any unvested Phantom Units and any rights to a future Tax Bonus will be forfeited without the payment of consideration. In the event of the termination of a participant’s service for Cause, unless otherwise provided in an award agreement, any management incentive units issued with respect to a vested Phantom Unit and any rights to a future Tax Bonus will be forfeited without the payment of consideration.

For purposes of the Phantom Unit Plan, Cause is as defined in a participant’s employment agreement, or if not so defined, generally means:

•	the commission of a felony or a misdemeanor (excluding petty offenses) involving fraud, dishonesty or moral turpitude;

•	a participant’s failure (other than as a result of incapacity due to mental or physical impairment) to perform his or her material duties;

•	acts of dishonesty resulting or intending to result in personal gain or enrichment at our expense or our subsidiaries or affiliates;

•	a breach of any or our or our subsidiaries’ material written policy;

•	the failure to follow the lawful written directions of our Chief Executive Officer, our Executive Chairman, the board of directors or the person to whom the participant reports;

•	conduct in connection with a participant’s duties that is fraudulent, grossly negligent or otherwise materially injurious to us or our subsidiaries or affiliates; or

•	a breach of restrictive covenants under which the participant is subject.

As of the date of this prospectus, 4,833,430 Phantom Units are reserved for future issuance under the Phantom Unit Plan.

Potential Payments Upon Termination or Change of Control

The tables below describe and estimate the amounts and benefits that the NEOs would have been entitled to receive upon a termination of their employment in certain circumstances or, if applicable, upon a change of control, assuming such events occurred as of February 23, 2019 (based on the plans and arrangements in effect on such date). The estimated payments are not necessarily indicative of the actual amounts any of the NEOs would have received in such circumstances. The

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

tables exclude compensation amounts accrued through February 23, 2019 that would be paid in the normal course of continued employment, such as accrued but unpaid salary, payment for accrued but unused vacation and vested account balances under our retirement plans that are generally available to all of our salaried employees.

Robert G. Miller

Payments and Benefits	Death ($)		For Any Reason ($)		Without Cause or for Good Reason ($)
Cash Payments	3,000,000	(1)	6,000,000	(2)	6,000,000	(3)
Total	3,000,000		6,000,000		6,000,000

(1)

Reflects cash payments of $25,000 per month to Mr. Miller’s spouse payable for a period of ten years following his termination due to death. Such payments would cease upon the death of Mr. Miller’s spouse.

(2)

Reflects cash payments of $50,000 per month to Mr. Miller payable for a period of ten years following his termination for any reason. In the event of his death following termination, such payments will cease and thereafter his surviving spouse will become entitled to cash payments of $25,000 per month through the earlier of her death and the ten-year anniversary of Mr. Miller’s termination.

(3)	Reflects a lump sum cash payment equal to the sum of $50,000 per month to Mr. Miller payable for a period of ten years following his termination for any reason.

James L. Donald

Payments and Benefits	Death or Disability ($)		For Any Reason ($)	Without Cause or for Good Reason ($)
Cash Payments	375,000	(1)	—	6,000,000	(2)
Health Benefits	—		—	12,016	(3)
Total	375,000		—	6,012,016

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Donald’s base salary.
(2)	Reflects a lump sum cash payment equal to 200% of Mr. Donald’s base salary plus target bonus.
(3)	Reflects the cost of reimbursement for up to 12 months of continuation health coverage.

Robert B. Dimond

Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or for Good Reason ($)
Cash Payments	212,500	(1)	—	2,720,000	(2)
Health Benefits	—		—	12,016	(3)
Total	212,500		—	2,732,016

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Dimond’s base salary.
(2)	Reflects a lump sum cash payment equal to 200% of Mr. Dimond’s base salary plus target annual bonus.
(3)	Reflects the cost of reimbursement for up to 12 months of continuation of health coverage.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Shane Sampson

Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or for Good Reason ($)
Cash Payments	225,000	(1)	—	2,880,000	(2)
Health Benefits	—		—	12,016	(3)
Total	225,000		—	2,892,016

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Sampson’s base salary.
(2)	Reflects a lump sum cash payment equal to 200% of Mr. Sampson’s base salary plus target annual bonus.
(3)	Reflects the cost of reimbursement for up to 12 months of continuation of health coverage.

Susan Morris

Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or for Good Reason ($)
Cash Payments	225,000	(1)	—	2,880,000	(2)
Health Benefits	—		—	7,017	(3)
Total	225,000		—	2,887,017

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Ms. Morris’s base salary.
(2)	Reflects a lump sum cash payment equal to 200% of Ms. Morris’s base salary plus target annual bonus.
(3)	Reflects the cost of reimbursement for up to 12 months of continuation of health coverage.

Anuj Dhanda

Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or for Good Reason ($)
Cash Payments	175,000	(1)	—	2,100,000	(2)
Health Benefits	—		—	15,336	(3)
Total	175,000		—	2,115,336

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Dhanda’s base salary.
(2)	Reflects a lump sum cash payment equal to 200% of Mr. Dhanda’s base salary plus target annual bonus.
(3)	Reflects the cost of reimbursement for up to 12 months of continuation of health coverage.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition to the foregoing, each of Messrs. Donald, Dimond, Sampson and Dhanda and Ms. Morris would have been entitled to full vesting of his or her unvested Phantom Units in the amounts set forth in the table below (based on a per unit price of $33.00, the aggregate value of one incentive unit in each of Albertsons Investor and KIM ACI as of February 23, 2019) if following a change of control the respective NEO’s employment terminated due to death or disability or by us without cause on February 23, 2019.

NEO	Number of Vesting Phantom Units	Value of Vesting Phantom Units ($)	Tax Bonus ($)
James L. Donald	357,109	11,784,597	141,384
Robert B. Dimond	78,594	2,593,602	—
Shane Sampson	200,012	6,600,396	160,272
Susan Morris	211,050	6,694,650	174,842
Anuj Dhanda	72,827	2,403,291	54,639

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties. It does not include all of the provisions of our material arrangements, agreements and transactions with related parties, does not purport to be complete and is qualified in its entirety by reference to the arrangements, agreements and transactions described. We enter into transactions with our Sponsors and other entities owned by, or affiliated with, our Sponsors in the ordinary course of business. These transactions include, amongst others, professional advisory, consulting and other corporate services.

Our board of directors has adopted a written policy (the “Related Party Policy”) and procedures for the review, approval or ratification of “Related Party Transactions” by the independent members of the audit and risk committee of our board of directors. For purposes of the Related Party Policy, a “Related Party Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including the incurrence or issuance of any indebtedness or the guarantee of indebtedness) in which (1) the aggregate amount involved will or may be reasonably expected to exceed $120,000 in any fiscal year, (2) we or any of our subsidiaries is a participant and (3) any related party has or will have a direct or indirect material interest.

Several of our current board members are employees of our Sponsors (excluding Kimco), and funds managed by one or more affiliates of our Sponsors indirectly own a substantial portion of our stock.

On August 19, 2019, Shane Sampson, who served as our Executive Vice President and Chief Marketing & Merchandising Officer, voluntarily resigned from the Company, effective September 7, 2019, and, on August 21, 2019, entered into the Sampson Separation Agreement. Pursuant to the Sampson Separation Agreement, in consideration for Mr. Sampson’s release of claims, we agreed to treat Mr. Sampson’s resignation in the same manner as if he were terminated without Cause and to provide Mr. Sampson with the severance payments and benefits under his employment agreement. Pursuant to the Sampson Separation Agreement, Mr. Sampson acknowledged and agreed that he remains subject to the 24-month post-termination non-competition and non-solicitation provisions set forth in his employment agreement.

On July 2, 2019, we closed a sale and leaseback transaction for a distribution center with a counterparty which is also an investor in certain funds managed by Cerberus, including funds that are indirect equityholders of the Company. We received gross sales proceeds of approximately $278 million and entered into a lease agreement for the distribution center for an initial term of 15 years with an initial annual rent payment for the property of approximately $12 million.

We paid COAC, an affiliate of Cerberus, fees totaling approximately $515,229, $490,693 and $479,618 for fiscal 2016, fiscal 2017 and fiscal 2018, respectively, for consulting services provided in connection with improving our operations pursuant to a master services agreement with COAC.

On January 3, 2019, we closed a three-store sale and leaseback transaction with entities affiliated with Kimco. We received gross sales proceeds of approximately $31 million and entered into lease agreements for each of the three stores for initial terms of 20 years with an initial annual rent payment for the properties of approximately $2 million.

On January 1, 2019, we terminated a store lease with an entity affiliated with Kimco. We received a termination fee of $5.5 million and entered into a use restriction agreement that restricts use of the premises for a supermarket or grocery store until the earlier of August 31, 2027 or the date we no longer operate a supermarket or grocery store at two benefited properties for at least two years (excluding force majeure).

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Stock Repurchase

During fiscal 2018, we repurchased 1,772,018 shares of common stock allocable to certain current and former members of management (the “Management Holders”) for $25.8 million in cash. The shares are classified as treasury stock on the Consolidated Balance Sheet included elsewhere in this prospectus. The shares repurchased represented a portion of the shares allocable to management. Proceeds from the repurchase were used by the Management Holders to repay outstanding loans of the Management Holders with a third party financial institution. As there was then no current active market for shares of our common stock, the shares were repurchased at a negotiated price between us and the Management Holders.

Management Fees

Pursuant to our governing documents and that of our predecessor, AB Acquisition, we paid annual management fees of $13.75 million to our Sponsors for fiscal 2016, fiscal 2017 and fiscal 2018. In exchange for the management fees, our Sponsors have provided strategic advice to management, including with respect to acquisitions and financings. Consistent with the terms of our and AB Acquisition’s governing documents, all management fees owed by us to our Sponsors have been paid in full and any remaining obligations will terminate at the closing of this offering.

Stockholders’ Agreement

As of the closing of this offering, we will enter into the Stockholders’ Agreement. The Stockholders’ Agreement will provide for designation rights for the Sponsors to nominate directors to the board of directors. Pursuant to the Stockholders’ Agreement, we will be required to appoint to our board of directors individuals designated by and voted for by our Sponsors. If Cerberus (or a permitted transferee or assignee) has beneficial ownership of at least 20% of our then-outstanding common stock, it shall have the right to designate four directors to our board of directors. If Cerberus (or a permitted transferee or assignee) owns less than 20% but at least 10% of our then-outstanding common stock, it shall have the right to designate two directors to our board of directors. If Cerberus (or a permitted transferee or assignee) owns less than 10% but at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors. If Klaff Realty (or a permitted transferee or assignee) owns at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors. If Schottenstein Stores (or a permitted transferee or assignee) owns at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors.

Registration Rights Agreement

As of the closing of this offering, we will enter into a registration rights agreement with each of our stockholders as of immediately prior to the closing of this offering (the “Pre-IPO Stockholders”). Pursuant to the registration rights agreement, we will grant each Pre-IPO Stockholder certain registration rights with respect to the registrable securities. These rights will include certain demand registration rights for our Sponsors, as well as “piggyback” registration rights for all Pre-IPO Stockholders. The registration rights only apply to registrable securities, and shares cease to be registrable securities under certain conditions including (i) they are sold pursuant to an effective registration statement, (ii) they are sold pursuant to Rule 144 under the Securities Act, or (iii) they are eligible to be resold without regard to the volume or public information requirements of Rule 144 and the resale of such shares is not prohibited by the lock-up agreements described below. The registration rights are subject to certain delay, suspension and cutback provisions.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The registration rights agreement includes customary indemnification and contribution provisions. All fees, costs and expenses related to registrations generally will be borne by us, other than underwriting discounts and commissions attributable to the sale of registrable securities.

The Pre-IPO Stockholders may be required to deliver lock-up agreements to underwriters in connection with registered offerings of shares.

Demand Registration Rights for Non-Shelf Registered Offerings.    The registration rights agreement will grant our Sponsors certain demand registration rights. Until we are eligible to file a registration statement on Form S-3, our Sponsors will be limited to a single demand right for an underwritten offering pursuant to a registration statement on Form S-1. Such registration statement would be required to include at least 5% of the total number of shares of our common stock outstanding immediately prior to this offering, which we refer to as the pre-IPO common stock, or all of the remaining registrable securities of the demanding holder, and such request will require the consent of the holders of at least a majority of the outstanding registrable securities.

Shelf Registration Rights.    When we become eligible to file a registration statement on Form S-3, the registration rights agreement will grant our Sponsors certain rights to demand that we file a shelf registration statement covering any registrable securities that Pre-IPO Stockholders are permitted to sell pursuant to the lock-up agreements with us described below or any other lock-up restrictions. The number of shares covered by the shelf registration statement may also be reduced by us based on any advice of any potential underwriters, after consultation with us, to limit such number of shares.

Demand Registration Rights for Shelf Takedowns.    The registration rights agreement will grant our Sponsors certain rights to demand takedowns from a shelf registration statement. For underwritten offerings pursuant to the registration rights agreement (which may include the offering on Form S-1 described above), any such takedown demand would be required to include at least 5% of the registrable pre-IPO common stock or all of the remaining registrable securities of the demanding holder. Sponsors lose their remaining demand registration rights when they, together with their affiliates, but not including any portfolio companies, cease to beneficially own at least 5% of our common stock. Further, we are not required to effect more than one demand registration in any 30-day period (with such 30-day period commencing on the closing date of any underwritten offering pursuant to a preceding demand registration).

“Piggyback” Registration Rights.    The registration rights agreement will grant each Pre-IPO Stockholder “piggyback” registration rights. If we register any of our shares of common stock, either for our own account or for the account of other stockholders, including an exercise of demand rights, each Pre-IPO Stockholder will be entitled, subject to certain exceptions, to include its shares of common stock in the registration. To the extent that the managing underwriters in an offering advise that the number of shares proposed to be included in the offering exceeds the amount that can be sold without adversely affecting the distribution, the number of shares included in the offering will be limited as follows:

•

in the case of an offering pursuant to a demand under the registration rights agreement, (1) the stockholders that are parties to the registration rights agreement will have first priority to include their registrable securities, (2) we will have second priority to the extent that we elect to sell any shares for our own account and (3) any other holders with registration rights will have third priority; and

•

in the case of any offering not pursuant to a demand under the registration rights agreement, (1) we will have first priority to the extent that we elect to sell any shares for our own account, (2) the stockholders that are parties to the registration rights agreement will have second priority to include their registrable securities and (3) any other holders with registration rights will have third priority.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Underwriter Lock-ups.    Notwithstanding the registration rights described above, if there is an offering of our common stock, we, our directors and executive officers and the stockholders that are parties to the registration rights agreement will agree to deliver lock-up agreements to the underwriters of such offering to restrict transfers of their common stock. The restrictions will apply for up to 90 days in connection with or prior to the second underwritten offering demanded pursuant to the registration rights agreement and up to 45 days in connection with any offering thereafter.

Suspension Periods.    We may postpone the filing or the effectiveness of a demand registration, including an underwritten shelf takedown, if, based on our good faith judgment, upon consultation with outside counsel, such filing, the effectiveness of a demand registration, or the consummation of an underwritten shelf takedown, as the case may be, would (i) reasonably be expected to materially impede, delay, interfere with or otherwise have a material adverse effect on any material acquisition of assets (other than in the ordinary course of business), merger, consolidation, tender offer, financing or any other material business transaction by us or (ii) require disclosure of information that has not been, and is otherwise not required to be, disclosed to the public, the premature disclosure of which we, after consultation with our outside counsel, believes would be detrimental us; provided that we will not be permitted to impose any such blackout period more than two times in any 12-month period and provided, further, that any such delay will not be more than an aggregate of 120 days in any 12-month period.

Lock-Up Agreement

Prior to the closing of this offering, each Pre-IPO Stockholder will deliver a lock-up agreement to us. Pursuant to the lock-up agreements, for a period of six months after the closing of this offering (the “First Lock-Up Period”) each Pre-IPO Stockholder will agree, subject to certain exceptions, that it will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock or any options or warrants to purchase common stock, or any securities convertible into, exchangeable for or that represent the right to receive common stock, owned by them (whether directly or by means of beneficial ownership) immediately prior to the closing of this offering.

Lock-Up Periods

Beginning six months after the closing of this offering and for a period of six months (the “Second Lock-Up Period”), each Pre-IPO Stockholder will be permitted to sell up to 25% of the shares of common stock held by such Pre-IPO Stockholder as of immediately prior to the closing of this offering in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

For a period of six months after the end of the Second Lock-Up Period (the “Third Lock-Up Period”), each Pre-IPO Stockholder will be permitted to sell up to 50% of the shares of common stock held by such Pre-IPO Stockholder as of immediately prior to the closing of this offering, minus the amounts sold in the Second Lock-Up Period, in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

For a period of six months after the end of the Third Lock-Up Period (the “Fourth Lock-Up Period”), each Pre-IPO Stockholder will be permitted to sell up to 75% of the shares of common stock

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

held by such Pre-IPO Stockholder as of immediately prior to the closing of this offering, minus the amounts sold in the Second Lock-Up Period and Third Lock-Up Period, in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

After the end of the Fourth Lock-Up Period, the restrictions of the lock-up agreements will expire.

In addition, to the extent that any Pre-IPO Stockholder elects not to participate in a registered, underwritten offering described above or does not elect to sell the maximum number of shares as described above (not including any increase in the number of shares based on the advice of the managing underwriters), such Pre-IPO Stockholder may sell an equivalent number of shares in a non-underwritten registered shelf-takedown or an unregistered offering pursuant to Rule 144 or another exemption from registration under the Securities Act.

Exceptions.    The restrictions described above will not apply to the transfer of shares (1) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions of the lock-up agreement, (2) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions of the lock-up agreement, and provided, further, that any such transfer will not involve a disposition for value, (3) to any affiliate of such Pre-IPO Stockholder or any investment fund or other entity controlled or managed by such Pre-IPO Stockholder or its affiliates, (but in each case under this clause (3), not including a portfolio company), provided that such person agrees to be bound in writing by the restrictions of the lock-up agreement, (4) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (2) through (3) above provided that such person agrees to be bound in writing by the restrictions of the lock-up agreement, (5) pursuant to an order of a court or regulatory agency, (6) the pledge, hypothecation or other granting of a security interest in such Pre-IPO Stockholder’s shares to one or more banks or financial institutions as bona fide collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares or thereafter or (7) with our prior written consent.

Prorata Release.    In the event that any Pre-IPO Stockholder is permitted by us to sell or otherwise transfer or dispose of any shares of common stock for value (whether in one or multiple releases) then the same percentage of shares of common stock held by the other Pre-IPO Stockholders subject to the lock-up agreements will be immediately and fully released on the same terms from any remaining lock-up restrictions set forth in the lock-up agreements, subject to a number of exceptions listed therein.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of                 , 20                 , after giving effect to the Distribution and this offering (assuming the common stock in this offering is offered at $        per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus) by:

•	each person who is known by us to beneficially own 5% or more of our outstanding shares of capital stock;

•	each member of our board of directors;

•	each of our executive officers named in the Summary Compensation Table under “Executive Compensation”; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. None of the persons listed in the following table owns any securities that are convertible into common stock at his or her option currently or within 60 days of our listing date on the NYSE. Unless otherwise indicated, the address for each 5% stockholder, director and executive officer listed below is c/o Albertsons Companies, Inc., 250 Parkcenter Blvd., Boise, Idaho 83706.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

	Shares of Common Stock Beneficially Owned Immediately Prior to the Completion of this Offering(1)			Number of Shares of Common Stock Being Offered	Number of Shares of Common Stock Being Offered Pursuant to Underwriters’ Option	Shares of Common Stock Beneficially Owned After This Offering
						No Exercise of Underwriters’ Option to Purchase Additional Shares			Full Exercise of Underwriters’ Option to Purchase Additional Shares
Name of Beneficial Owner	Number of Shares	Percentage				Number of Shares	Percentage		Number of Shares	Percentage
Selling Stockholders:
Cerberus Capital Management, L.P .(2)			%					%			%
Klaff Realty, L.P.(3)			%					%			%
Schottenstein Stores Corp.(4)			%					%			%
Lubert-Adler Partners, L.P.(5)			%					%			%
Kimco Realty Corporation(6)			%					%			%
Robert G. Miller			%					%			%
Other Pre-IPO Stockholders			%					%			%
Directors:
Vivek Sankaran			%					%			%
James L. Donald			%					%			%
Sharon L. Allen			%					%			%
Steven A. Davis			%					%			%
Kim Fennebresque			%					%			%
Allen M. Gibson			%					%			%
Hersch Klaff(3)			%					%			%
Leonard Laufer			%					%			%
Jay L. Schottenstein(4)			%					%			%
Alan H. Schumacher			%					%			%
Lenard B. Tessler			%					%			%
B. Kevin Turner			%					%			%
Named Executive Officers:
James L. Donald			%					%			%
Robert B. Dimond			%					%			%
Susan Morris			%					%			%
Shane Sampson			%					%			%
Anuj Dhanda			%					%			%
All directors and executive officers as a group(3) (19 Persons)			%					%			%

*	Represents less than 1%.
(1)	Percentage of shares beneficially owned prior to the offering is based on shares of our common stock outstanding as of our listing date on the NYSE.
(2)

Stephen Feinberg exercises voting and investment authority and may be deemed to have beneficial ownership of                  shares, or     % of our outstanding common stock prior to this offering and     % upon the completion of this offering. Messrs. Laufer and Tessler are affiliated with Cerberus. The address for Cerberus Capital Management, L.P. is 875 Third Avenue, New York, New York 10022.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(3)

Mr. Klaff is affiliated with Klaff Realty, L.P., whose affiliated entities have beneficial ownership of                  shares, or     % of our outstanding common stock prior to this offering and     % upon the completion of this offering. The address for Klaff Realty, L.P. is 35 E. Wacker Drive, Suite 2900, Chicago, Illinois 60601.

(4)

Mr. Schottenstein is affiliated with Schottenstein Stores Corp., whose affiliated entities have beneficial ownership of                  shares, or     % of our outstanding common stock prior to this offering and     % upon the completion of this offering. The address for Schottenstein Stores Corp. is 4300 E. Fifth Avenue, Columbus, Ohio 43219.

(5)	The address for Lubert-Adler Partners, L.P. is 2400 Market Street, Suite 301, Philadelphia, Pennsylvania 19103-3033.
(6)	The address for Kimco Realty Corporation is 3333 New Hyde Park Road, Suite 100, New Hyde Park, New York 11042.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of preferred stock, par value $0.01 per share.

Upon completion of this offering, there will be                  shares of our common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting Rights

Each holder of our common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders. A majority vote is required for all action to be taken by stockholders, except as otherwise provided for in our certificate of incorporation and bylaws or as required by law, including the election of directors in an election that is determined by our board of directors to be a contested election, which requires a plurality. Our certificate of incorporation provides that our board of directors and, prior to the 50% Trigger Date, the Sponsors, voting together, are expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws after the 50% Trigger Date with the approval of at least two-thirds of the total voting power of the outstanding shares of our capital stock entitled to vote in any annual election of directors.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock.

Other Rights

Our common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Preferred Stock

Our board of directors is authorized, by resolution or resolutions, to issue up to 30,000,000 shares of our preferred stock. Our board of directors is authorized, by resolution or resolutions, to provide, out of the unissued shares of our preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix, without further stockholder approval, the designation, powers, preferences and relative, participating, option or other special rights, including voting powers and rights, and the qualifications, limitations or restrictions thereof, of each series of preferred stock pursuant to Section 151 of the DGCL. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could discourage a takeover or other transaction that some

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

holders of our common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over and above market price. We have no current plan to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and of our certificate of incorporation and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals, other than proposals made by or at the direction of our board of directors or, prior to the 35% Trigger Date, by the Sponsors, voting together. Our bylaws also establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or by a committee appointed by our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Calling Special Stockholder Meetings

Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called only by our board of directors or by stockholders owning at least 25% in amount of our entire capital stock issued and outstanding, and entitled to vote.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent after the 50% Trigger Date.

Undesignated Preferred Stock

Our board of directors is authorized to issue, without stockholder approval, preferred stock with such terms as our board of directors may determine. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company.

Delaware Anti-Takeover Statute

We have elected not to be governed by Section 203 of the DGCL, an anti-takeover law (“Section 203”). This law prohibits a publicly-held Delaware corporation from engaging under certain circumstances in a business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include: any merger or consolidation involving us and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder; in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. We have opted out of this provision. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Removal of Directors; Vacancies

Our certificate of incorporation provides that, following the 50% Trigger Date, directors may be removed with or without cause upon the affirmative vote of holders of at least two-thirds of the total voting power of the outstanding shares of the capital stock of the company entitled to vote in any annual election of directors or class of directors, voting together as a single class. In addition, our certificate of incorporation provides that vacancies, including those resulting from newly created directorships or removal of directors, may only be filled (i) by the Sponsors, voting together, or by a majority of the directors then in office, prior to the 50% Trigger Date, and (ii) after the 50% Trigger Date, by a majority of the directors then in office, in each case although less than a quorum, or by a sole remaining director. This may deter a stockholder from increasing the size of our board of directors and gaining control of the board of directors by filling the remaining vacancies with its own nominees.

Limitation on Director’s Liability

Our certificate of incorporation and bylaws will indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our company and our stockholders (through stockholders’ derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Credit Facility

Under our credit agreements, a change of control may lead the lenders to exercise remedies, such as acceleration of their loans, termination of their obligations to fund additional advances and collection against the collateral securing such loan.

Notes

Under the indentures governing certain of our notes, a change of control may require us to offer to repurchase all of the outstanding notes for cash at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Stockholders’ Agreement

As of the closing of this offering, we will enter into the Stockholders’ Agreement. The Stockholders’ Agreement will provide for designation rights for the Sponsors to nominate directors to the board of directors. Pursuant to the Stockholders’ Agreement, we will be required to appoint to our board of directors individuals designated by and voted for by our Sponsors. If Cerberus (or a permitted transferee or assignee) has beneficial ownership of at least 20% of our then-outstanding common stock, it shall have the right to designate four directors to our board of directors. If Cerberus (or a permitted transferee or assignee) owns less than 20% but at least 10% of our then-outstanding common stock, it shall have the right to designate two directors to our board of directors. If Cerberus (or a permitted transferee or assignee) owns less than 10% but at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors. If Klaff Realty (or a permitted transferee or assignee) owns at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors. If Schottenstein Stores (or a permitted transferee or assignee) owns at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors. Each Sponsor will agree to vote the common stock owned by them in favor of each other Sponsor’s nominees to the board of directors.

Registration Rights Agreement

As of the closing of this offering, we will enter into a registration rights agreement with the Pre-IPO Stockholders. Pursuant to the registration rights agreement, we will grant each Pre-IPO Stockholder certain registration rights with respect to the registrable securities. These rights will include certain demand registration rights for our Sponsors, as well as “piggyback” registration rights for all Pre-IPO Stockholders. The registration rights only apply to registrable securities, and shares cease to

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Pursuant to 17 C.F.R. Section 200.83

be registrable securities under certain conditions including (i) they are sold pursuant to an effective registration statement, (ii) they are sold pursuant to Rule 144 under the Securities Act, or (iii) they are eligible to be resold without regard to the volume or public information requirements of Rule 144 and the resale of such shares is not prohibited by the lock-up agreements described below. The registration rights are subject to certain delay, suspension and cutback provisions.

The registration rights agreement includes customary indemnification and contribution provisions. All fees, costs and expenses related to registrations generally will be borne by us, other than underwriting discounts and commissions attributable to the sale of registrable securities.

The Pre-IPO Stockholders may be required to deliver lock-up agreements to underwriters in connection with registered offerings of shares.

Demand Registration Rights for Non-Shelf Registered Offerings.    The registration rights agreement will grant our Sponsors certain demand registration rights. Until we are eligible to file a registration statement on Form S-3, our Sponsors will be limited to a single demand right for an underwritten offering pursuant to a registration statement on Form S-1. Such registration statement would be required to include at least 5% of the total number of shares of the pre-IPO common stock or all of the remaining registrable securities of the demanding holder, and such request will require the consent of the holders of at least a majority of the outstanding registrable securities.

Shelf Registration Rights.    When we become eligible to file a registration statement on Form S-3, the registration rights agreement will grant our Sponsors certain rights to demand that we file a shelf registration statement covering any registrable securities that Pre-IPO Stockholders are permitted to sell pursuant to the lock-up agreements with us described below or any other lock-up restrictions. The number of shares covered by the shelf registration statement may also be reduced by us based on any advice of any potential underwriters, after consultation with us, to limit such number of shares.

Demand Registration Rights for Shelf Takedowns.    The registration rights agreement will grant our Sponsors certain rights to demand takedowns from a shelf registration statement. For underwritten offerings pursuant to the registration rights agreement (which may include the offering on Form S-1 described above), any such takedown demand would be required to include at least 5% of the registrable pre-IPO common stock or all of the remaining registrable securities of the demanding holder. Sponsors lose their remaining demand registration rights when they, together with their affiliates, but not including any portfolio companies, cease to beneficially own at least 5% of our common stock. Further, we are not required to effect more than one demand registration in any 30-day period (with such 30-day period commencing on the closing date of any underwritten offering pursuant to a preceding demand registration).

“Piggyback” Registration Rights.    The registration rights agreement will grant each Pre-IPO Stockholder “piggyback” registration rights. If we register any of our shares of common stock, either for our own account or for the account of other stockholders, including an exercise of demand rights, each Pre-IPO Stockholder will be entitled, subject to certain exceptions, to include its shares of common stock in the registration. To the extent that the managing underwriters in an offering advise that the number of shares proposed to be included in the offering exceeds the amount that can be sold without adversely affecting the distribution, the number of shares included in the offering will be limited as follows:

•

in the case of an offering pursuant to a demand under the registration rights agreement, (1) the stockholders that are parties to the registration rights agreement will have first priority to include their registrable securities, (2) we will have second priority to the extent that we elect to sell any shares for our own account and (3) any other holders with registration rights will have third priority; and

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Pursuant to 17 C.F.R. Section 200.83

•

in the case of any offering not pursuant to a demand under the registration rights agreement, (1) we will have first priority to the extent that we elect to sell any shares for our own account, (2) the stockholders that are parties to the registration rights agreement will have second priority to include their registrable securities and (3) any other holders with registration rights will have third priority.

Underwriter Lock-ups.    Notwithstanding the registration rights described above, if there is an offering of our common stock, we, our directors and executive officers and the stockholders that are parties to the registration rights agreement will agree to deliver lock-up agreements to the underwriters of such offering to restrict transfers of their common stock. The restrictions will apply for up to 90 days in connection with or prior to the second underwritten offering demanded pursuant to the registration rights agreement and up to 45 days in connection with any offering thereafter.

Suspension Periods.    We may postpone the filing or the effectiveness of a demand registration, including an underwritten shelf takedown, if, based on our good faith judgment, upon consultation with outside counsel, such filing, the effectiveness of a demand registration, or the consummation of an underwritten shelf takedown, as the case may be, would (i) reasonably be expected to materially impede, delay, interfere with or otherwise have a material adverse effect on any material acquisition of assets (other than in the ordinary course of business), merger, consolidation, tender offer, financing or any other material business transaction by us or (ii) require disclosure of information that has not been, and is otherwise not required to be, disclosed to the public, the premature disclosure of which we, after consultation with our outside counsel, believes would be detrimental us; provided that we will not be permitted to impose any such blackout period more than two times in any 12-month period and provided, further, that any such delay will not be more than an aggregate of 120 days in any 12-month period.

Lock-Up Agreement

Prior to the closing of this offering, each Pre-IPO Stockholder will deliver a lock-up agreement to us. Pursuant to the lock-up agreements, for the First Lock-Up Period each Pre-IPO Stockholder will agree, subject to certain exceptions, that it will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock or any options or warrants to purchase common stock, or any securities convertible into, exchangeable for or that represent the right to receive common stock, owned by them (whether directly or by means of beneficial ownership) immediately prior to the closing of this offering.

Lock-Up Periods

For the Second Lock-Up Period, each Pre-IPO Stockholder will be permitted to sell up to 25% of the shares of common stock held by such Pre-IPO Stockholder as of immediately prior to the closing of this offering in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

For the Third Lock-Up Period, each Pre-IPO Stockholder will be permitted to sell up to 50% of the shares of common stock held by such Pre-IPO Stockholder as of immediately prior to the closing of this offering, minus the amounts sold in the Second Lock-Up Period, in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

For the Fourth Lock-Up Period, each Pre-IPO Stockholder will be permitted to sell up to 75% of the shares of common stock held by such Pre-IPO Stockholder as of immediately prior to the closing of this offering, minus the amounts sold in the Second Lock-Up Period and Third Lock-Up Period, in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

After the end of the Fourth Lock-Up Period, the restrictions of the lock-up agreements will expire.

In addition, to the extent that any Pre-IPO Stockholder elects not to participate in a registered, underwritten offering described above or does not elect to sell the maximum number of shares as described above (not including any increase in the number of shares based on the advice of the managing underwriters), such Pre-IPO Stockholder may sell an equivalent number of shares in a non-underwritten registered shelf-takedown or an unregistered offering pursuant to Rule 144 or another exemption from registration under the Securities Act.

Exceptions.    The restrictions described above will not apply to the transfer of shares (1) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions of the lock-up agreement, (2) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions of the lock-up agreement, and provided, further, that any such transfer will not involve a disposition for value, (3) to any affiliate of such Pre-IPO Stockholder or any investment fund or other entity controlled or managed by such Pre-IPO Stockholder or its affiliates, (but in each case under this clause (3), not including a portfolio company), provided that such person agrees to be bound in writing by the restrictions of the lock-up agreement, (4) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (2) through (3) above provided that such person agrees to be bound in writing by the restrictions of the lock-up agreement, (5) pursuant to an order of a court or regulatory agency, (6) the pledge, hypothecation or other granting of a security interest in such Pre-IPO Stockholder’s shares to one or more banks or financial institutions as bona fide collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares or thereafter or (7) with our prior written consent.

Prorata Release.    In the event that any Pre-IPO Stockholder is permitted by us to sell or otherwise transfer or dispose of any shares of common stock for value (whether in one or multiple releases) then the same percentage of shares of common stock held by the other Pre-IPO Stockholders subject to the lock-up agreements will be immediately and fully released on the same terms from any remaining lock-up restrictions set forth in the lock-up agreements, subject to a number of exceptions listed therein.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company LLC. The address of the transfer agent and registrar is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We will apply to list our common stock on the NYSE under the symbol “                .”

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock not sold in this offering will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and the ESOP, which holds all of our capital stock prior to this offering, have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus, the remaining shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff

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agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Stockholders’ Agreement

As of the closing of this offering, we will enter into the Stockholders’ Agreement. The Stockholders’ Agreement will provide for designation rights for the Sponsors to nominate directors to the board of directors. Pursuant to the Stockholders’ Agreement, we will be required to appoint to our board of directors individuals designated by and voted for by our Sponsors. If Cerberus (or a permitted transferee or assignee) has beneficial ownership of at least 20% of our then-outstanding common stock, it shall have the right to designate four directors to our board of directors. If Cerberus (or a permitted transferee or assignee) owns less than 20% but at least 10% of our then-outstanding common stock, it shall have the right to designate two directors to our board of directors. If Cerberus (or a permitted transferee or assignee) owns less than 10% but at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors. If Klaff Realty (or a permitted transferee or assignee) owns at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors. If Schottenstein Stores (or a permitted transferee or assignee) owns at least 5% of our then-outstanding common stock, it shall have the right to designate one director to our board of directors. Each Sponsor will agree to vote the common stock owned by them in favor of each other Sponsor’s nominees to the board of directors.

Registration Rights Agreement

As of the closing of this offering, we will enter into a registration rights agreement with the Pre-IPO Stockholders. Pursuant to the registration rights agreement, we will grant each Pre-IPO Stockholder certain registration rights with respect to the registrable securities. These rights will include certain demand registration rights for our Sponsors, as well as “piggyback” registration rights for all Pre-IPO Stockholders. The registration rights only apply to registrable securities, and shares cease to be registrable securities under certain conditions including (i) they are sold pursuant to an effective registration statement, (ii) they are sold pursuant to Rule 144 under the Securities Act, or (iii) they are eligible to be resold without regard to the volume or public information requirements of Rule 144 and the resale of such shares is not prohibited by the lock-up agreements described below. The registration rights are subject to certain delay, suspension and cutback provisions.

The registration rights agreement includes customary indemnification and contribution provisions. All fees, costs and expenses related to registrations generally will be borne by us, other than underwriting discounts and commissions attributable to the sale of registrable securities.

The Pre-IPO Stockholders may be required to deliver lock-up agreements to underwriters in connection with registered offerings of shares.

Demand Registration Rights for Non-Shelf Registered Offerings.    The registration rights agreement will grant our Sponsors certain demand registration rights. Until we are eligible to file a

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

registration statement on Form S-3, our Sponsors will be limited to a single demand right for an underwritten offering pursuant to a registration statement on Form S-1. Such registration statement would be required to include at least 5.0% of the total number of shares of the pre-IPO common stock or all of the remaining registrable securities of the demanding holder, and such request will require the consent of the holders of at least a majority of the outstanding registrable securities.

Shelf Registration Rights.    When we become eligible to file a registration statement on Form S-3, the registration rights agreement will grant our Sponsors certain rights to demand that we file a shelf registration statement covering any registrable securities that Pre-IPO Stockholders are permitted to sell pursuant to the lock-up agreements with us described below or any other lock-up restrictions. The number of shares covered by the shelf registration statement may also be reduced by us based on any advice of any potential underwriters, after consultation with us, to limit such number of shares.

Demand Registration Rights for Shelf Takedowns.    The registration rights agreement will grant our Sponsors certain rights to demand takedowns from a shelf registration statement. For underwritten offerings pursuant to the registration rights agreement (which may include the offering on Form S-1 described above), any such takedown demand would be required to include at least 5% of the registrable pre-IPO common stock or all of the remaining registrable securities of the demanding holder. Sponsors lose their remaining demand registration rights when they, together with their affiliates, but not including any portfolio companies, cease to beneficially own at least 5% of our common stock. Further, we are not required to effect more than one demand registration in any 30-day period (with such 30-day period commencing on the closing date of any underwritten offering pursuant to a preceding demand registration).

“Piggyback” Registration Rights.    The registration rights agreement will grant each Pre-IPO Stockholder “piggyback” registration rights. If we register any of our shares of common stock, either for our own account or for the account of other stockholders, including an exercise of demand rights, each Pre-IPO Stockholder will be entitled, subject to certain exceptions, to include its shares of common stock in the registration. To the extent that the managing underwriters in an offering advise that the number of shares proposed to be included in the offering exceeds the amount that can be sold without adversely affecting the distribution, the number of shares included in the offering will be limited as follows:

•

in the case of an offering pursuant to a demand under the registration rights agreement, (1) the stockholders that are parties to the registration rights agreement will have first priority to include their registrable securities, (2) we will have second priority to the extent that we elect to sell any shares for our own account and (3) any other holders with registration rights will have third priority; and

•

in the case of any offering not pursuant to a demand under the registration rights agreement, (1) we will have first priority to the extent that we elect to sell any shares for our own account, (2) the stockholders that are parties to the registration rights agreement will have second priority to include their registrable securities and (3) any other holders with registration rights will have third priority.

Underwriter Lock-ups.    Notwithstanding the registration rights described above, if there is an offering of our common stock, we, our directors and executive officers and the stockholders that are parties to the registration rights agreement will agree to deliver lock-up agreements to the underwriters of such offering to restrict transfers of their common stock. The restrictions will apply for up to 90 days in connection with or prior to the second underwritten offering demanded pursuant to the registration rights agreement and up to 45 days in connection with any offering thereafter.

Suspension Periods.    We may postpone the filing or the effectiveness of a demand registration, including an underwritten shelf takedown, if, based on our good faith judgment, upon consultation with

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

outside counsel, such filing, the effectiveness of a demand registration, or the consummation of an underwritten shelf takedown, as the case may be, would (i) reasonably be expected to materially impede, delay, interfere with or otherwise have a material adverse effect on any material acquisition of assets (other than in the ordinary course of business), merger, consolidation, tender offer, financing or any other material business transaction by us or (ii) require disclosure of information that has not been, and is otherwise not required to be, disclosed to the public, the premature disclosure of which we, after consultation with our outside counsel, believes would be detrimental us; provided that we will not be permitted to impose any such blackout period more than two times in any 12-month period and provided, further, that any such delay will not be more than an aggregate of 120 days in any 12-month period.

Lock-Up Agreement

Prior to the closing of this offering, each Pre-IPO Stockholder will deliver a lock-up agreement to us. Pursuant to the lock-up agreements, for the First Lock-Up Period each Pre-IPO Stockholder will agree, subject to certain exceptions, that it will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock or any options or warrants to purchase common stock, or any securities convertible into, exchangeable for or that represent the right to receive common stock, owned by them (whether directly or by means of beneficial ownership) immediately prior to the closing of this offering.

Lock-Up Periods

For the Second Lock-Up Period, each Pre-IPO Stockholder will be permitted to sell up to 25% of the shares of common stock held by such Pre-IPO Stockholder as of immediately prior to the closing of this offering in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

For the Third Lock-Up Period, each Pre-IPO Stockholder will be permitted to sell up to 50% of the shares of common stock held by such Pre-IPO Stockholder as of immediately prior to the closing of this offering, minus the amounts sold in the Second Lock-Up Period, in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

For the Fourth Lock-Up Period, each Pre-IPO Stockholder will be permitted to sell up to 75% of the shares of common stock held by such Pre-IPO Stockholder as of immediately prior to the closing of this offering, minus the amounts sold in the Second Lock-Up Period and Third Lock-Up Period, in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

After the end of the Fourth Lock-Up Period, the restrictions of the lock-up agreements will expire.

In addition, to the extent that any Pre-IPO Stockholder elects not to participate in a registered, underwritten offering described above or does not elect to sell the maximum number of shares as described above (not including any increase in the number of shares based on the advice of the managing underwriters), such Pre-IPO Stockholder may sell an equivalent number of shares in a non-underwritten registered shelf-takedown or an unregistered offering pursuant to Rule 144 or another exemption from registration under the Securities Act.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exceptions.    The restrictions described above will not apply to the transfer of shares (1) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions of the lock-up agreement, (2) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions of the lock-up agreement, and provided, further, that any such transfer will not involve a disposition for value, (3) to any affiliate of such Pre-IPO Stockholder or any investment fund or other entity controlled or managed by such Pre-IPO Stockholder or its affiliates, (but in each case under this clause (3), not including a portfolio company), provided that such person agrees to be bound in writing by the restrictions of the lock-up agreement, (4) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (2) through (3) above provided that such person agrees to be bound in writing by the restrictions of the lock-up agreement, (5) pursuant to an order of a court or regulatory agency, (6) the pledge, hypothecation or other granting of a security interest in such Pre-IPO Stockholder’s shares to one or more banks or financial institutions as bona fide collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares or thereafter or (7) with our prior written consent.

Prorata Release.    In the event that any Pre-IPO Stockholder is permitted by us to sell or otherwise transfer or dispose of any shares of common stock for value (whether in one or multiple releases) then the same percentage of shares of common stock held by the other Pre-IPO Stockholders subject to the lock-up agreements will be immediately and fully released on the same terms from any remaining lock-up restrictions set forth in the lock-up agreements, subject to a number of exceptions listed therein.

S-8 Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock currently outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section captioned “Executive Compensation—Incentive Plans” for a description of our equity compensation plans.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF INDEBTEDNESS

The following is a summary of the material provisions of the instruments and agreements evidencing the material indebtedness of ACI, Albertsons, Safeway, NALP and certain of their subsidiaries that is currently outstanding. It does not include all of the provisions of our material indebtedness, does not purport to be complete and is qualified in its entirety by reference to the instruments and agreements described.

ABL Facility

On November 16, 2018, ACI entered into an amended and restated senior secured asset-based loan facility (the “ABL Facility”) to, among other things, provide for a $4,000 million senior secured revolving credit facility.

Structure.    The ABL Facility provides for a $4,000 million revolving credit facility (with subfacilities for letters of credit and swingline loans), subject to a borrowing base (described below). In addition, we are entitled to increase the commitments under the ABL Facility by up to $1,500 million.

Maturity.    The ABL Facility matures on November 16, 2023.

Borrowing Base.    The amount of loans and letters of credit available under the ABL Facility is limited to the lesser of the aggregate commitments under the ABL Facility or an amount determined pursuant to a borrowing base. The borrowing base at any time is equal to 90% of eligible credit card receivables, plus 90% of the net amount of eligible pharmacy receivables, plus 90% (or 92.5% for the three consecutive four-week fiscal accounting periods ending nearest to the end of February, March and April of each year) of the “net recovery percentage” of eligible inventory (other than perishable inventory) multiplied by the book value thereof, plus 90% (or 92.5% for the three consecutive four-week fiscal accounting periods ending nearest to the end of February, March and April of each year) of the “net recovery percentage” of eligible perishable inventory multiplied by the book value thereof (subject to a cap of 25% of the borrowing base), plus 85% of the product of the average per script net orderly liquidation value of the eligible prescription files of the borrowers and the guarantors thereunder (the “ABL Eligible Pharmacy Scripts”), multiplied by the number of such ABL Eligible Pharmacy Scripts (subject to a cap of 30% of the borrowing base), minus eligibility reserves. The eligibility of accounts receivable, inventory and prescription files for inclusion in the borrowing base will be determined in accordance with certain customary criteria specified in the credit agreement that governs the ABL Facility, including periodic appraisals.

Interest.    Amounts outstanding under the ABL Facility bear interest at a rate per annum equal to, at our option, (i) the base rate, plus an applicable margin equal to (a) 0.25% (if daily average excess availability during the most recently ended fiscal quarter is greater than or equal to 66% of the aggregate commitments), (b) 0.50% (if daily average excess availability during the most recently ended fiscal quarter is less than 66% of the aggregate commitments, but greater than or equal to 20% of the aggregate commitments), or (c) 0.75% (if daily average excess availability during the most recently ended fiscal quarter is less than 20% of the aggregate commitments), or (ii) LIBOR, plus an applicable margin equal to (a) 1.25% (if daily average excess availability during the most recently ended fiscal quarter is greater than or equal to 66% of the aggregate commitments), (b) 1.50% (if daily average excess availability during the most recently ended fiscal quarter is less than 66% of the aggregate commitments, but greater than or equal to 20% of the aggregate commitments), or (c) 1.75% (if daily average excess availability during the most recently ended fiscal quarter is less than 20% of the aggregate commitments). If not paid when due, the ABL Facility bears interest at the rate otherwise applicable to such loans at such time plus an additional 2% per annum during the continuance of such

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Pursuant to 17 C.F.R. Section 200.83

payment event of default and the letter of credit fees increase by 2%. Other overdue amounts bear interest at a rate equal to the rate otherwise applicable to such revolving loans bearing interest at the base rate at such time, plus 2% until such amounts are paid in full.

Guarantees.    Subject to certain exceptions as set forth in the definitive documentation for the ABL Facility, the amounts outstanding under the ABL Facility are guaranteed by each of our existing and future direct and indirect wholly-owned domestic subsidiaries that are not borrowers.

Security.    Subject to certain exceptions as set forth in the definitive documentation for the ABL Facility, the obligations under the ABL Facility are secured by (i) a first-priority security interest in and lien on substantially all of our accounts receivable, inventory, documents of title related to inventory, instruments, general intangibles (excluding any of our equity interests or any of our subsidiaries and intellectual property), chattel paper, and supporting obligations and our subsidiaries that are borrowers or guarantors under the ABL Facility and (ii) a second-priority security interest in and lien on substantially all other assets (other than real property).

Fees.    Certain customary fees are payable to the lenders and the agents under the ABL Facility, including a commitment fee on the average daily unused amount of the ABL Facility, in an amount equal to (i) 0.25% per annum if such average daily excess availability amount during the most recently ended fiscal quarter is less than 50% of the aggregate commitments and (ii) 0.375% per annum if such average daily excess availability amount during the most recently ended fiscal quarter is greater than or equal to 50% of the aggregate commitments.

Affirmative and Negative Covenants.    The ABL Facility contains various affirmative and negative covenants (in each case, subject to customary exceptions as set forth in the definitive documentation for the ABL Facility), including, but not limited to, restrictions on our ability and the ability of our restricted subsidiaries to: (i) dispose of assets; (ii) incur additional indebtedness, issue preferred stock and guarantee obligations; (iii) prepay other indebtedness; (iv) make certain restricted payments, including the payment of dividends by us; (v) create liens on assets or agree to restrictions on the creation of liens on assets; (vi) make investments, loans or advances; (vii) restrict dividends and distributions from our subsidiaries; (viii) engage in mergers or consolidations; (ix) engage in certain transactions with affiliates; (x) amend the terms of any of our organizational documents or material indebtedness; (xi) change lines of business; or (xii) make certain accounting changes.

Financial Covenants.    The ABL Facility provides that if (i) excess availability is less than (a) 10% of the lesser of the aggregate commitments and the then-current borrowing base at any time or (b) $250 million at any time or (ii) an event of default is continuing, we and our subsidiaries must maintain a fixed charge coverage ratio of 1.0:1.0 from the date such triggering event occurs until such event of default is cured or waived, if the triggering event arises as a result of clause (i), and/or the 30th day that all such triggers under clause (i) no longer exist.

Events of Default.    The ABL Facility contains customary events of default (subject to exceptions, thresholds and grace periods as set forth in the definitive documentation for the ABL Facility), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults and cross-accelerations with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) invalidity of guarantees; (viii) material judgments; (ix) certain ERISA matters; and (x) certain change of control events (including after completion of this offering, any person or group (other than (a) Cerberus; (b) Lubert-Adler; (c) Klaff Realty; (d) Schottenstein Stores; and (e) Kimco, and their affiliates, related funds and managed accounts (the “Equity Investors”))).

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Term Loan Agreement

Albertsons, Safeway and certain other of our subsidiaries, as co-borrowers, entered into a second amended and restated term loan agreement, dated as of August 25, 2014 and effective as of January 30, 2015, as amended (the “Term Loan Agreement”) among Albertsons, Safeway, NALP and the other co-borrowers, as borrowers, ACI and the other guarantors from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent.

Structure.    As of September 7, 2019, the Term Loan Agreement provides for a $3,100 million term loan facility, consisting of a $1,500.0 million term loan tranche B-7 (the “Term Loan B-7”) and a $1,600.0 million term loan tranche B-8 (the “Term Loan B-8” and together with the Term Loan B-7, the “Term Loan Facilities”). In addition, the borrowers are entitled to increase the term loan commitments under the Term Loan Agreement in an aggregate principal amount up to $750 million, plus an unlimited additional principal amount subject to satisfaction of a consolidated first lien net leverage ratio test, plus certain additional amounts pursuant to the terms of the Term Loan Agreement.

Maturity.    The Term Loan B-7 has a maturity date of November 17, 2025. The Term Loan B-8 has a maturity date of August 17, 2026.

Amortization.    The Term Loan B-7 amortizes, on a quarterly basis, at a rate of 1% per annum of such principal amount (which payments will be reduced as a result of the application of prepayments in accordance with the terms therewith). The Term Loan B-8 amortizes, on a quarterly basis, at a rate of 1% per annum of the original principal amount of the Term Loan B-8 (which payments will be reduced as a result of the application of prepayments in accordance with the terms therewith).

Prepayment.    The Term Loan Facilities are required to be prepaid with: (i) 100% of the net cash proceeds of certain asset sales, casualty events and other dispositions, subject to the terms of an intercreditor agreement between the agent for the Term Loan Facilities and the agent for the ABL Facility and certain exceptions and reinvestment rights; (ii) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the Term Loan Agreement) and (iii) 75% (subject to step-downs to zero, in accordance with a consolidated first lien net leverage ratio test) of excess cash flow minus certain payments made under the ABL Facility and voluntary prepayments of, and purchases of loans under, the Term Loan Facilities.

Interest.    The Term Loan B-7 bears interest, at our option, at a rate per annum equal to either (i) the base rate plus 1.75% or (ii) LIBOR (subject to a 0.75% floor) plus 2.75%. The Term Loan B-8 bears interest, at the borrower’s option, at a rate per annum equal to either (i) the base rate plus 1.75% or (ii) LIBOR (subject to a 0.75% floor) plus 2.75%.

Guarantees.    Subject to certain exceptions, the amounts outstanding under the Term Loan Agreement are guaranteed by us and each of our existing and future direct and indirect wholly-owned domestic subsidiaries that are not borrowers.

Security.    Subject to certain exceptions, the obligations under the Term Loan Agreement are secured by (i) a first-priority security interest in and lien on substantially all of the assets of our borrowers and guarantors (other than the ABL Priority Collateral (as defined herein), including real property and the equity interests of the borrowers and the “Restricted Subsidiaries” (as defined in the Term Loan Agreement)), and (ii) a second-priority security interest in and lien on substantially all of the accounts receivable, inventory, documents of title related to inventory, instruments, general intangibles (excluding any equity interests of the borrowers or any of their subsidiaries and intellectual property), chattel paper, and supporting obligations, in each case, relating solely to or constituting proceeds of

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

other ABL Priority Collateral, and certain related assets of the borrowers and guarantors and all proceeds thereof (the “ABL Priority Collateral”).

Fees.    Certain customary fees are payable to the lenders and the agents under the Term Loan Agreement.

Covenants.    The Term Loan Agreement contains various affirmative and negative covenants (in each case, subject to customary exceptions), including, but not limited to, restrictions on the ability of (i) our subsidiaries to: (a) dispose of assets; (b) incur additional indebtedness, issue preferred stock and guarantee obligations; (c) prepay certain indebtedness; (d) pay certain restricted payments, including the payment of dividends by us; (e) create liens on assets or agree to restrictions on the creation of liens on assets; (f) make investments, loans or advances; (g) restrict distributions from subsidiaries; (h) engage in mergers or consolidations; (i) engage in certain transactions with affiliates; (j) amend the terms of any of our organizational documents or material indebtedness; (k) change lines of business or (l) make certain accounting changes, and (ii) us to engage in material operating or business activities. The Term Loan Agreement contains no financial covenants.

Events of Default.    The Term Loan Agreement contains customary events of default (subject to customary exceptions, thresholds and grace periods), including, but not limited to: (i) nonpayment of principal, interest or other amounts; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults and cross-acceleration with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) actual or asserted invalidity of guarantees or other security documents or other term facilities documentation; (viii) material judgments; (ix) certain ERISA matters; (x) certain change of control events (including any person or group (other than the Equity Investors) owning more than 50% of our equity interests or our failing to own 100% of the equity interests of the co-borrowers); and (xi) loss of lien priority.

ACI Indentures

ACI, Albertsons, Safeway and NALP (collectively, the “ACI Lead Issuers”), are the lead issuers under (i) an indenture, dated as of May 31, 2016 and as amended and supplemented from time to time (the “2024 Notes Indenture”), by and among the ACI Lead Issuers and substantially all of our subsidiaries as additional issuers (the “Additional Issuers” and together with the ACI Lead Issuers, the “ACI Issuers”), and Wilmington Trust, National Association, as trustee, under which the ACI Issuers have issued $1,250 million of 6.625% senior notes due September 7, 2024 (such notes, the “2024 Notes”), (ii) an indenture, dated as of August 9, 2016 and as amended and supplemented from time to time (the “2025 Notes Indenture”), by and among the ACI Issuers, and Wilmington Trust, National Association, as trustee, under which the ACI Issuers have issued $1,250 million of 5.750% senior notes due September 15, 2025 (such notes, the “2025 Notes”), (iii) an indenture, dated as of February 5, 2019 and as amended and supplemented from time to time (the “2026 Notes Indenture”), by and among the ACI Lead Issuers, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee, under which the ACI Lead Issuers have issued $600 million of 7.5% senior notes due March 15, 2026 (such notes, the “2026 Notes”) and (iv) an indenture, dated as of August 15, 2019 and as amended and supplemented from time to time (the “2028 Notes Indenture” and together with the 2024 Notes Indenture, 2025 Notes Indenture and 2026 Notes Indenture, the “ACI Indentures”), by and among the ACI Issuers, and Wilmington Trust, National Association, as trustee, under which the ACI Issuers have issued 5.875% senior notes due 2028 (the “2028 Notes” and together with the 2024 Notes, 2025 Notes and 2026 Notes, the “ACI Notes”).

Interest.    Interest is payable on September 7 and December 15 of each year for the 2024 Notes, March 15 and September 15 of each year for the 2025 Notes and 2026 Notes and February 15 and August 15 of each year for the 2028 Notes.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Guarantees.    The obligations under the ACI Indentures are also guaranteed by the Additional Issuers.

Security.    The ACI Notes are unsecured.

Optional Redemption.

2024 Notes

The 2024 Notes may be redeemed in whole or in part at the following redemption prices: (i) 104.969% if such notes are redeemed on or prior to June 14, 2020, (ii) 103.313% if such notes are redeemed on or after June 15, 2020 and on or prior to June 14, 2021, (iii) 101.656% if such notes are redeemed on or after June 15, 2021 and on or prior to June 14, 2022, and (iv) at par thereafter.

2025 Notes

The 2025 Notes may be redeemed in whole or in part at the following redemption prices: (i) 104.313% if such notes are redeemed on or prior to September 14, 2020, (ii) 102.875% if such notes are redeemed on or after September 15, 2020 and on or prior to September 14, 2021, (iii) 101.438% if such notes are redeemed on or after September 15, 2021 and on or prior to September 14, 2022, and (iv) at par thereafter.

2026 Notes

Prior to March 15, 2022, the 2026 Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, plus an applicable make-whole premium equal to the greater of (i) 1.0% and (ii) the excess of the sum of the present value of 105.625% of the principal amount being redeemed, plus all required interest payments due thereon through March 15, 2022 (exclusive of interest accrued to the date of redemption), discounted to the date of redemption at a rate equal to the then-current interest rate on U.S. Treasury securities of comparable maturities plus 50 basis points and, for the avoidance of doubt, assuming that the interest rate in effect on the date of redemption is the interest rate that will be in effect through March 15, 2022, over the principal amount being redeemed. In addition, subject to certain conditions, the ACI Issuers may redeem up to 40% of the 2026 Notes before March 15, 2022, with the net cash proceeds from certain equity offerings at a redemption price equal to 107.5% of the principal amount of the 2026 Notes redeemed, plus accrued and unpaid interest to (but excluding) the redemption date.

On or after March 15, 2022, the 2026 Notes may be redeemed in whole or in part at the following redemption prices: (i) 105.625% if such notes are redeemed on or prior to March 14, 2023, (ii) 103.750% if such notes are redeemed on or after March 15, 2023 and on or prior to March 14, 2024, (iii) 101.875% if such notes are redeemed on or after March 15, 2024 and on or prior to March 14, 2025, and (iv) at par thereafter.

2028 Notes

Prior to August 15, 2022, the 2028 Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, plus an applicable make-whole premium equal to the greater of (i) 1.0% and (ii) the excess of the sum of the present value of 104.406% of the principal amount being redeemed, plus all required interest payments due thereon through August 15, 2022 (exclusive of interest accrued to the date of redemption), discounted to the date of redemption at a rate equal to the then-current interest rate on U.S. Treasury securities of comparable maturities plus 50 basis points and, for the avoidance of doubt, assuming that

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

the interest rate in effect on the date of redemption is the interest rate that will be in effect through August 15, 2022, over the principal amount being redeemed. In addition, subject to certain conditions, the ACI Issuers may redeem up to 40% of the 2028 Notes before August 15, 2022, with the net cash proceeds from certain equity offerings at a redemption price equal to 105.875% of the principal amount of the 2028 Notes redeemed, plus accrued and unpaid interest to (but excluding) the redemption date.

On or after August 15, 2022, the 2028 Notes may be redeemed in whole or in part at the following redemption prices: (i) 104.406% if such notes are redeemed on or prior to August 14, 2023, (ii) 102.938% if such notes are redeemed on or after August 15, 2023 and on or prior to August 14, 2024, (iii) 101.469% if such notes are redeemed on or after August 15, 2024 and on or prior to August 14, 2025, and (iv) at par thereafter.

Mandatory Redemption.    The ACI Notes do not require the making of any mandatory redemption or sinking fund payments.

Repurchase of Notes at the Option of Holders.    If a “change of control” transaction (which includes, subject to certain exceptions, (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all our assets and our restricted subsidiaries, taken as a whole, to a person other than the Equity Investors or (ii) we become aware of the acquisition by any person or group, other than any of the Equity Investors, of more than 50% of our voting power or any of our direct or indirect parent companies or (iii) in the case of the 2024 Notes and the 2025 Notes, we cease to, directly or indirectly own 100% of the equity interests of Albertsons, Safeway or NALP, and as a result thereof, a “rating event” occurs (i.e., the applicable series of ACI Notes rating is lowered by certain of the rating agencies then rating such series of ACI Notes due to such change of control by one more gradations within 60 days after the change of control or announcement of an intention to effect a change of control)), the ACI Issuers are required to offer to purchase all of the applicable series of ACI Notes from the holders thereof at a price equal to 101% of the principal amount outstanding plus all accrued interest thereon.

Covenants.    The ACI Indentures contain various affirmative and negative covenants (subject to customary exceptions), including, but not limited to, restrictions on our ability and our restricted subsidiaries to: (i) dispose of assets; (ii) incur additional indebtedness, issue preferred stock and guarantee obligations; (iii) make certain restricted payments, including the payment of dividends by us, investments and payments in respect of subordinated indebtedness; (iv) create liens on assets or agree to restrictions on the creation of liens on assets; (v) engage in mergers or consolidations; and (vi) engage in certain transactions with affiliates.

Events of Default.    The ACI Indentures contain events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal, interest or premium; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness; (iv) certain judgments; and (v) certain bankruptcy related events.

Safeway Indenture

Safeway is party to an indenture, dated September 10, 1997 (the “Safeway Indenture”), with The Bank of New York, as trustee, under which Safeway has the following four outstanding issues of notes (amounts as of September 7, 2019):

(a) $136,826,000 of 3.95% Senior Notes due August 2020 (the “2020 Safeway Notes”);

(b) $130,020,000 of 4.75% Senior Notes due December 2021 (the “2021 Safeway Notes”);

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(c) $120,078,000 of 7.45% Senior Debentures due September 2027 (the “2027 Safeway Notes”); and

(d) $262,099,000 of 7.25% Senior Debentures due February 2031 (the “2031 Safeway Notes”).

The 2020 Safeway Notes, 2021 Safeway Notes, 2027 Safeway Notes and 2031 Safeway Notes are collectively referred to as the “Safeway Notes.”

Interest.    Interest is payable on (i) February 15 and August 15 of each year for the 2020 Safeway Notes, (ii) June 1 and December 1 of each year for the 2021 Safeway Notes, (iii) March 15 and September 15 of each year for the 2027 Safeway Notes and (iv) February 1 and August 1 of each year for the 2031 Safeway Notes.

Guarantees.    The Safeway Notes are not guaranteed.

Security.    The Safeway Notes are unsecured.

Optional Redemption.    The Safeway Notes are redeemable at our option at a redemption price equal to the greater of (i) 100% of the principal amount of the Safeway Notes to be redeemed and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Safeway Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis at the then-current interest rate on U.S. Treasury securities of comparable maturities, plus the following:

2020 Safeway Notes: 20 basis points;

2021 Safeway Notes: 45 basis points;

2027 Safeway Notes: 10 basis points; and

2031 Safeway Notes: 25 basis points.

Mandatory Redemption.    The Safeway Notes do not require the making of any mandatory redemption or sinking fund payments.

Repurchase of Notes at the Option of Holders.    If a “change of control” transaction (which includes (i) the disposition of all or substantially all of Safeway’s and its subsidiaries properties or assets, (ii) the consummation of any transaction pursuant to which any person owns more than 50% of the voting stock of Safeway or (iii) a majority of the members of Safeway’s board of directors not constituting continuing directors), and as a result thereof, a “rating event” occurs (i.e., the rating on a series of Safeway Notes is lowered by each of the rating agencies then rating the Safeway Notes below an investment grade rating within 60 days after the change of control or announcement of an intention to effect a change of control), Safeway is required to offer to purchase all of the 2020 Safeway Notes and 2021 Safeway Notes from the holders at a price equal to 101% of the principal amount outstanding plus all accrued interest thereon.

Covenants.    The Safeway Indenture contains various affirmative and negative covenants (subject to customary exceptions), including, but not limited to, restrictions on the ability of Safeway and its subsidiaries to (i) create liens on assets, (ii) engage in mergers or consolidations or (iii) enter into sale and leaseback transactions.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Events of Default.    The Safeway Indenture contains events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness and (iv) certain bankruptcy related events.

NALP Indenture

NALP (as successor to Albertson’s, Inc.) is party to an indenture, dated as of May 1, 1992 with U.S. Bank Trust National Association (as successor to Morgan Guaranty Trust Company of New York) (as supplemented by Supplemental Indenture No. 1, dated as of May 7, 2004; Supplemental Indenture No. 2, dated as of June 1, 2006; and Supplemental Indenture No. 3, dated as of December 29, 2008; collectively, the “NALP Indenture”), under which NALP has the following five outstanding issues of notes (amounts as of September 7, 2019):

(a) $78,911,000 of 6.52% to 7.15% Medium-Term Notes, due July 2027—June 2028 (the “NALP Medium-Term Notes”);

(b) $56,536,000 of 7.75% Debentures due June 2026 (the “2026 NALP Notes”);

(c) $127,206,000 of 7.45% Senior Debentures due August 2029 (the “2029 NALP Notes”);

(d) $135,098,000 of 8.70% Senior Debentures due May 2030 (the “2030 NALP Notes”); and

(e) $108,879,000 of 8.00% Senior Debentures due May 2031 (the “2031 NALP Notes”).

The NALP Medium-Term Notes, 2026 NALP Notes, 2029 NALP Notes, 2030 NALP Notes and 2031 NALP Notes are collectively referred to as the “NALP Notes.”

Interest.    Interest on the NALP Notes is payable semiannually.

Guarantees.    The NALP Notes are not guaranteed.

Security.    The NALP Notes are unsecured.

Optional Redemption.    The NALP Medium-Term Notes and the 2026 NALP Notes are not redeemable or repayable prior to maturity. The 2029 NALP Notes, 2030 NALP Notes, and 2031 NALP Notes are redeemable in whole or in part at any time, at a price equal to the greater of (i) 100% of the principal amount to be redeemed and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the applicable notes to be redeemed (excluding any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined therein) plus, in the case of:

(i) the 2031 NALP Notes, 30 basis points; and

(ii) the 2029 NALP Notes and 2030 NALP Notes, 20 basis points.

Mandatory Redemption.    The NALP Notes do not require the making of any mandatory redemption or sinking fund payments.

Covenants.    The NALP Indenture contains certain covenants restricting the ability of NALP and its subsidiaries (subject to customary exceptions) to (i) create liens on certain assets, (ii) engage in mergers or consolidations or (iii) enter into sale and leaseback transactions.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Events of Default.    The NALP Indenture contains events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness and (iv) certain bankruptcy related events.

American Stores Company Indenture

American Stores Company, LLC (“ASC”), is party to an indenture, dated as of May 1, 1995 with Wells Fargo Bank, National Association (as successor to The First National Bank of Chicago), as trustee (as further supplemented, the “ASC Indenture”), under which ASC has the following three outstanding issues of notes:

(a) $2,902,000 of 8.00% Debentures due June 2026 (the “2026 ASC Notes”);

(b) $756,000 of 7.10% Medium Term Notes due March 2028 (the “2028 ASC MT Notes”); and

(c) $143,000 of 7.5% Debentures due May 2037 (the “2037 ASC Notes”).

The 2026 ASC Notes, the 2028 ASC MT Notes, and the 2037 ASC Notes are collectively referred to as the “ASC Notes.” Interest on the ASC Notes is payable semiannually. The ASC Notes are guaranteed by SuperValu. The 2026 ASC Notes and 2037 ASC Notes are not redeemable prior to maturity. The 2028 ASC MT Notes are redeemable in whole or in part, at the option of ASC, subject to certain conditions. The ASC Notes do not require the making of any mandatory redemption or sinking fund payments.

Concurrently with the acquisition of NALP in March 2013, ASC, SuperValu, and JPMorgan Chase Bank, N.A., as escrow agent, entered into an escrow agreement pursuant to which ASC has deposited into escrow an amount equal to the outstanding principal balance of the ASC Notes plus funds sufficient to pay interest thereon for three years. ASC granted to SuperValu a security interest in its rights under the escrow agreement to secure reimbursement to SuperValu of any amounts paid by SuperValu under its guarantee of the ASC Notes. The ASC Indenture contains, solely for the benefit of the 2037 ASC Notes (but not any other series of the ASC Notes), certain covenants restricting the ability of ASC and its subsidiaries (subject to customary exceptions) to (i) create liens on certain assets, (ii) engage in mergers or consolidations or (iii) enter into sale and leaseback transactions.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined herein) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities, currencies or commodities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	regulated investment companies;

•	real estate investment trusts; and

•	holders subject to Section 1061 of the Code.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding and FATCA (as defined herein), dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

subject to certain exceptions, our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of interest on a note. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of a note on or after

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

The Company, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table from the selling stockholders.                are the representatives of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from the selling stockholders. They may exercise that option for 30 days from the date hereof. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price and proceeds to the selling stockholders and the underwriting discounts and commissions payable to the underwriters in connection with this offering. The company has agreed to pay all underwriting discounts and commissions, transfer taxes and transaction fees, if any, applicable to the sale of the common stock offered hereby and the fees and disbursement of counsel for the selling stockholders incurred in connection with the sale. In addition, the company has agreed to pay reasonable fees and expenses of counsel to the underwriters relating to the review and qualification of this offering by the Financial Industry Regulatory Authority in an aggregate amount not to exceed $35,000. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price and proceeds to the selling stockholders	$	$	$
Underwriting discounts and commissions	$	$	$

We estimate that the total expenses for this offering will be approximately $        million.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The company and its officers, directors and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives. Pursuant to this agreement, among other exceptions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the 180-day restricted period after the date of this prospectus. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

At our request, the underwriters have reserved up to             % of the shares offered by this prospectus for sale within the United States to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We will apply to list our common stock on the NYSE under the symbol “                .” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . The company has agreed to reimburse the underwriters for certain expenses, including the reasonable fees and disbursements of counsel for the underwriters in connection with any required review of the terms of the offering by the Financial Industry Regulatory Authority in an amount not to exceed $35,000.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not apply to the company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Determination of Offering Price

The initial public offering price for the shares will be determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York. The underwriters are being represented in connection with this offering by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements of Albertsons Companies, Inc. as of February 23, 2019 and February 24, 2018, and for each of the three years in the period ended February 23, 2019, included elsewhere in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which appears herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. Historically, we have voluntarily filed annual, quarterly and current reports and other information with the SEC. These periodic reports, proxy statements and other information are and will be available for inspection and copying at the public reference facilities and website of the SEC referred to above. We also maintain a website at www.albertsonscompanies.com where, upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(in millions, except share data)

(unaudited)

	September 7, 2019	February 23, 2019
ASSETS
Current assets
Cash and cash equivalents	$435.3	$926.1
Receivables, net	518.6	586.2
Inventories, net	4,340.3	4,332.8
Other current assets	336.4	404.9

Total current assets	5,630.6	6,250.0

Property and equipment, net	9,231.3	9,861.3
Operating lease right-of-use assets	5,831.8	—
Intangible assets, net	2,177.9	2,834.5
Goodwill	1,183.3	1,183.3
Other assets	643.6	647.5

TOTAL ASSETS	$24,698.5	$20,776.6

LIABILITIES
Current liabilities
Accounts payable	$2,946.6	$2,918.7
Accrued salaries and wages	1,107.8	1,054.7
Current maturities of long-term debt and finance lease obligations	117.1	148.8
Current maturities of operating lease obligations	537.0	—
Other current liabilities	1,021.2	1,030.5

Total current liabilities	5,729.7	5,152.7

Long-term debt and finance lease obligations	8,628.6	10,437.6
Long-term operating lease obligations	5,437.4	—
Deferred income taxes	688.1	561.4
Other long-term liabilities	1,869.2	3,174.2

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value; 30,000,000 shares authorized, no shares issued and outstanding as of September 7, 2019 and February 23, 2019, respectively	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized and 277,882,010 shares issued and outstanding as of September 7, 2019 and February 23, 2019, respectively	2.8	2.8
Additional paid-in capital	1,818.7	1,814.2
Treasury stock, at cost, 1,772,018 shares held as of September 7, 2019 and February 23, 2019, respectively	(25.8)	(25.8)
Accumulated other comprehensive income	80.1	91.3
Retained earnings (accumulated deficit)	469.7	(431.8)

Total stockholders’ equity	2,345.5	1,450.7

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$24,698.5	$20,776.6

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions, except per share data)

(unaudited)

	28 weeks ended
	September 7, 2019	September 8, 2018
Net sales and other revenue	$32,915.1	$32,677.5
Cost of sales	23,734.0	23,694.0

Gross profit	9,181.1	8,983.5

Selling and administrative expenses	8,741.2	8,834.8

Gain on property dispositions and impairment losses, net	(464.0)	(175.8)

Operating income	903.9	324.5

Interest expense, net	402.7	449.5
Loss on debt extinguishment	65.8	—
Other income	(6.0)	(60.0)

Income (loss) before income taxes	441.4	(65.0)

Income tax expense (benefit)	97.6	(14.9)

Net income (loss)	$343.8	$(50.1)

Other comprehensive income (loss), net of tax
(Loss) gain on interest rate swaps	(38.3)	3.4
Recognition of pension gain (loss)	24.1	(1.1)
Other	3.0	(1.2)

Other comprehensive (loss) income	(11.2)	1.1

Comprehensive income (loss)	$332.6	$(49.0)

Net income (loss) per common share
Basic net income (loss) per common share	$1.23	$(0.18)
Diluted net income (loss) per common share	1.23	(0.18)

Weighted average common shares outstanding
Basic	279.6	280.6
Diluted	279.8	280.6

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in millions)

(unaudited)

	28 weeks ended
	September 7, 2019	September 8, 2018
Cash flows from operating activities:
Net income (loss)	$343.8	$(50.1)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gain on property dispositions and impairment losses, net	(464.0)	(175.8)
Depreciation and amortization	897.6	939.2
Operating lease right-of-use assets amortization	288.4	—
LIFO expense	16.3	12.9
Deferred income tax	(14.4)	(66.2)
Amortization and write-off of deferred financing costs	26.1	17.7
Loss on debt extinguishment	65.8	—
Equity-based compensation expense	17.6	25.6
Other	7.9	(29.6)
Changes in operating assets and liabilities:
Receivables, net	67.4	87.4
Inventories, net	(23.8)	100.1
Accounts payable, accrued salaries and wages and other accrued liabilities	86.8	213.0
Operating lease liabilities	(267.9)	—
Other operating assets and liabilities	37.2	117.1

Net cash provided by operating activities	1,084.8	1,191.3

Cash flows from investing activities:
Payments for property, equipment and intangibles, including payments for lease buyouts	(716.3)	(631.2)
Proceeds from sale of assets	1,029.5	509.4
Other	(5.5)	33.6

Net cash provided by (used in) investing activities	307.7	(88.2)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	750.0	750.0
Payments on long-term borrowings	(2,558.4)	(780.1)
Payments of obligations under finance leases	(56.1)	(51.6)
Other	(31.0)	(32.4)

Net cash used in financing activities	(1,895.5)	(114.1)

Net (decrease) increase in cash and cash equivalents and restricted cash	(503.0)	989.0
Cash and cash equivalents and restricted cash at beginning of period	967.7	680.8

Cash and cash equivalents and restricted cash at end of period	$464.7	$1,669.8

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Equity

(in millions, except share data)

(unaudited)

	Common Stock		Additional paid in capital	Treasury stock	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total stockholders’ equity
	Shares	Amount
Balance as of February 23, 2019	277,882,010	$2.8	$1,814.2	$(25.8)	$91.3	$(431.8)	$1,450.7
Equity-based compensation	—	—	17.6	—	—	—	17.6
Employee tax withholding on vesting of phantom units	—	—	(13.0)	—	—	—	(13.0)
Adoption of new accounting standards, net of tax	—	—	—	—	16.6	558.0	574.6
Net income	—	—	—	—	—	343.8	343.8
Other comprehensive loss, net of tax	—	—	—	—	(27.8)	—	(27.8)
Other activity	—	—	(0.1)	—	—	(0.3)	(0.4)

Balance as of September 7, 2019	277,882,010	$2.8	$1,818.7	$(25.8)	$80.1	$469.7	$2,345.5

	Common Stock		Additional paid in capital	Treasury stock	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ equity
	Shares	Amount
Balance as of February 24, 2018	279,654,028	$2.8	$1,773.3	$—	$191.1	$(569.0)	$1,398.2
Equity-based compensation	—	—	25.6	—	—	—	25.6
Employee tax withholding on vesting of phantom units	—	—	(14.8)	—	—	—	(14.8)
Net loss	—	—	—	—	—	(50.1)	(50.1)
Other comprehensive income, net of tax	—	—	—	—	1.1	—	1.1
Other activity	—	—	(3.2)	—	—	5.8	2.6

Balance as of September 8, 2018	279,654,028	$2.8	$1,780.9	$—	$192.2	$(613.3)	$1,362.6

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim Condensed Consolidated Financial Statements include the accounts of Albertsons Companies, Inc. and its subsidiaries (the “Company”). All significant intercompany balances and transactions were eliminated. The Condensed Consolidated Balance Sheet as of February 23, 2019 is derived from the Company’s annual audited Consolidated Financial Statements for the fiscal year ended February 23, 2019, included in this Form S-1, which should be read in conjunction with these Condensed Consolidated Financial Statements. These Condensed Consolidated Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the year. The Company’s results of operations are for the 28 weeks ended September 7, 2019 and September 8, 2018.

Prior Period Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation, specifically the reclassification of gains and losses from property dispositions and impairment losses from Selling and administrative expenses to Gain on property dispositions and impairment losses, net on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

Significant Accounting Policies

Restricted cash:    Restricted cash is included in Other current assets or Other assets depending on the remaining term of the restriction and primarily relates to funds held in escrow. The Company had $29.4 million and $41.6 million of restricted cash as of September 7, 2019 and February 23, 2019, respectively.

Inventories, net:    Substantially all of the Company’s inventories consist of finished goods valued at the lower of cost or market and net of vendor allowances. The Company uses either item-cost or the retail inventory method to value inventory at the lower of cost or market before application of any last-in, first-out (“LIFO”) reserve. Interim LIFO inventory costs are based on management’s estimates of expected year-end inventory levels and inflation rates. The Company recorded LIFO expense of $16.3 million and $12.9 million for the 28 weeks ended September 7, 2019 and September 8, 2018, respectively.

Equity-based compensation:    The Company maintains the Albertsons Companies, Inc. Phantom Unit Plan, an equity-based incentive plan, which provides for grants of phantom units (the “Phantom Units”) to certain employees, directors and consultants. Each Phantom Unit provides the participant with a contractual right to receive, upon vesting, one management incentive unit in each of the Company’s parents, Albertsons Investor Holdings LLC (“Albertsons Investor”) and KIM ACI, LLC (“KIM ACI”), that collectively own all of the outstanding shares of the Company. The Phantom Units vest over a service period, or upon a combination of both a service period and achievement of certain annual performance-based thresholds. The fair value of the Phantom Units is determined using an

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

option pricing model, adjusted for lack of marketability and using an expected term or time to liquidity based on judgments made by management.

For the 28 weeks ended September 7, 2019 and September 8, 2018, equity-based compensation expense recognized by the Company related to Phantom Units was $15.5 million and $25.6 million, respectively. For the 28 weeks ended September 7, 2019 and September 8, 2018, the Company recorded an income tax benefit related to Phantom Units of $4.1 million and $6.9 million, respectively. As of September 7, 2019, there was $35.8 million of unrecognized costs related to 1.5 million unvested Phantom Units. That cost is expected to be recognized over a weighted average period of 1.9 years.

On April 25, 2019, upon the commencement of employment, the Company’s Chief Executive Officer was issued direct equity interests in each of the Company’s parents, Albertsons Investor and KIM ACI. These equity interests generally vest over five years, with 50% based solely on a service period and 50% upon a service period and achievement of certain annual performance-based thresholds. The fair value of the equity interests is determined using an option pricing model, adjusted for lack of marketability and using an expected term or time to liquidity based on judgments made by management. The fair value of the equity interests deemed granted was approximately $10.8 million, which excludes approximately 40% of the equity units that vest based upon the achievement of future fiscal year annual performance targets that will only be deemed granted for accounting purposes upon the establishment of such respective future fiscal year annual performance targets. For the 28 weeks ended September 7, 2019, equity-based compensation expense recognized by the Company related to these equity interests was $2.1 million. As of September 7, 2019, there was $8.7 million of unrecognized costs related to the equity interests deemed granted. That cost is expected to be recognized over a weighted average period of 4.0 years.

Treasury stock:    During fiscal 2018, the Company repurchased 1,772,018 shares of common stock allocable to certain current and former members of management (the “Management Holders”) for $25.8 million in cash. The shares are classified as treasury stock on the Condensed Consolidated Balance Sheets. The shares repurchased represented a portion of the shares allocable to management. Proceeds from the repurchase were used by the Management Holders to repay outstanding loans of the Management Holders with a third-party financial institution. As there is no current active market for shares of the Company’s common stock, the shares were repurchased at a negotiated price between the Company and the Management Holders.

Income taxes:    Income tax expense was $97.6 million, representing a 22.1% effective tax rate, for the 28 weeks ended September 7, 2019. Income tax benefit was $14.9 million, representing a 22.9% effective tax rate, for the 28 weeks ended September 8, 2018. The Company’s effective tax rate for the 28 weeks ended September 7, 2019 differs from the federal income tax statutory rate of 21% primarily due to state income taxes, partially offset by income tax credits and charitable donation benefit.

Segments:    The Company and its subsidiaries offer grocery products, general merchandise, health and beauty care products, pharmacy, fuel and other items and services in its stores or through eCommerce channels. The Company’s retail operating divisions are geographically based, have similar economic characteristics and similar expected long-term financial performance and are reported in one reportable segment. The Company’s operating segments and reporting units are its 13 divisions, which have been aggregated into one reportable segment. Each reporting unit constitutes a business for which discrete financial information is available and for which management regularly reviews the operating results. The Company operates similar store formats across all operating segments. Each store offers the same general mix of products with similar pricing to similar categories of customers, has similar distribution methods, operates in similar regulatory environments and purchases merchandise from similar or the same vendors.

Revenue Recognition:    Revenues from the retail sale of products are recognized at the point of sale to the customer, net of returns and sales tax. Pharmacy sales are recorded upon the customer

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

receiving the prescription. Third-party receivables from pharmacy sales were $259.3 million and $252.2 million as of September 7, 2019 and February 23, 2019, respectively, and are recorded in Receivables, net. For eCommerce related sales, which primarily include home delivery, “Drive Up and Go” curbside pickup and meal kit subscription and delivery, revenues are recognized upon either pickup in store or delivery to the customer and may include revenue for separately charged delivery services. Discounts provided to customers by the Company at the time of sale are recognized as a reduction in sales as the products are sold. Discounts provided to customers by vendors, usually in the form of coupons, are not recognized as a reduction in sales, provided the coupons are redeemable at any retailer that accepts coupons. The Company recognizes revenue and records a corresponding receivable from the vendor for the difference between the sales prices and the cash received from the customer. The Company records a contract liability when rewards are earned by customers in connection with the Company’s loyalty programs. As rewards are redeemed or expire, the Company reduces the contract liability and recognizes revenue. The contract liability balance was immaterial as of September 7, 2019 and February 23, 2019.

The Company records a contract liability when it sells its own proprietary gift cards. The Company records a sale when the customer redeems the gift card. The Company’s gift cards do not expire. The Company reduces the contract liability and records revenue for the unused portion of gift cards (“breakage”) in proportion to its customers’ pattern of redemption, which the Company determined to be the historical redemption rate. The Company’s contract liability related to gift cards was $45.3 million as of September 7, 2019 and $55.9 million as of February 23, 2019. Breakage amounts were immaterial for the 28 weeks ended September 7, 2019 and September 8, 2018, respectively.

Disaggregated Revenues

The following table represents sales revenue by type of similar product (dollars in millions):

	28 weeks ended
	September 7, 2019		September 8, 2018
	Amount (1)	% of Total	Amount (1)	% of Total
Non-perishables(2)	$14,194.2	43.1%	$14,153.1	43.3%
Perishables(3)	13,656.2	41.5%	13,502.6	41.3%
Pharmacy	2,729.7	8.3%	2,652.5	8.1%
Fuel	1,869.7	5.7%	1,954.1	6.0%
Other(4)	465.3	1.4%	415.2	1.3%

Net sales and other revenue	$32,915.1	100.0%	$32,677.5	100.0%

(1)	eCommerce related sales are included in the categories to which the revenue pertains.
(2)	Consists primarily of general merchandise, grocery and frozen foods.
(3)	Consists primarily of produce, dairy, meat, deli, floral and seafood.
(4)	Consists primarily of lottery and various other commissions and other miscellaneous income.

Recently adopted accounting standards:    On February 25, 2016, the FASB issued ASU 2016-02, ”Leases (Topic 842).” ASC Topic 842 supersedes existing lease guidance, including ASC 840—Leases. Among other things, ASU 2016-02 requires recognition of a Right-of-use (“ROU”) asset and liability for future lease payments for contracts that meet the definition of a lease and requires disclosure of certain information about leasing arrangements. On July 30, 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements,” which, among other things, allows companies to elect an optional transition method to apply the new lease standard through a cumulative effect adjustment in the period of adoption. The new guidance requires both classifications of leases, operating and finance, to be recognized on the balance sheet. The new guidance also

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

results in a change in naming convention for leases historically classified as capital leases. Under the new guidance, these leases are now referred to as finance leases. Consistent with prior GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease will depend on its classification.

The Company adopted the guidance effective February 24, 2019 by recognizing and measuring leases at the adoption date with a cumulative effect of initially applying the guidance recognized at the date of initial application and as a result did not restate the prior periods presented in the Condensed Consolidated Financial Statements. The Company elected certain practical expedients permitted under the transitional guidance, including retaining historical lease classification, evaluating whether any expired contracts are or contain leases, and not applying hindsight in determining the lease term. The Company also elected the practical expedient to not separate lease and non-lease components within the lessee lease transaction for all classes of assets. Lastly, the Company elected the short-term lease exception for all classes of assets, and therefore does not apply the recognition requirements for leases of 12 months or less.

The adoption of the standard resulted in the recognition of an operating lease ROU asset of $5.3 billion and an operating lease liability of $5.4 billion. Included in the measurement of the new operating lease ROU asset is the reclassification of certain balances, including those historically recorded as lease exit cost liabilities, deferred rent and favorable and unfavorable lease interests. The adoption also resulted in a cumulative effect transitional adjustment of $776.0 million ($574.6 million, net of tax) to retained earnings related to the elimination of $865.8 million deferred gains on sale-leaseback transactions, partially offset by the recognition of $87.3 million in impairment losses on operating lease ROU assets and the removal of $17.2 million and $14.7 million, respectively, of assets and liabilities related to finance lease obligations under previously existing build-to-suit accounting arrangements. Several other immaterial reclassifications of historical asset and liability line items were also recorded in the Company’s Condensed Consolidated Balance Sheets upon adoption.

In February 2018, the FASB issued ASU 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” This ASU allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The Company adopted this guidance in the first quarter of fiscal 2019 and applied the amendments in the period of adoption. The adoption of this standard resulted in a $16.6 million adjustment to both Retained earnings (accumulated deficit) and Accumulated other comprehensive income. The standard did not have a material impact on the Company’s Condensed Consolidated Statements of Operations and the Condensed Consolidated Statements of Cash Flows.

NOTE 2—FAIR VALUE MEASUREMENTS

The accounting guidance for fair value established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities;

Level 2	—	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3	—	Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents assets and liabilities which were measured at fair value on a recurring basis as of September 7, 2019 (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Short-term investments(1)	$16.2	$13.8	$2.4	$—
Non-current investments(2)	78.2	22.2	56.0	—

Total	$94.4	$36.0	$58.4	$—

Liabilities:
Derivative contracts(3)	$67.2	$—	$67.2	$—

Total	$67.2	$—	$67.2	$—

(1)	Primarily relates to Mutual Funds. Included in Other current assets.
(2)	Primarily relates to investments in publicly traded stock classified as available for sale (Level 1) and U.S. Treasury Notes and Corporate Bonds (Level 2). Included in Other assets.
(3)	Primarily relates to interest rate swaps. Included in Other current liabilities.

The following table presents assets and liabilities which were measured at fair value on a recurring basis as of February 23, 2019 (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents:
Money market	$489.0	$489.0	$—	$—
Short-term investments(1)	23.1	21.0	2.1	—
Non-current investments(2)	84.2	30.5	53.7	—

Total	$596.3	$540.5	$55.8	$—

Liabilities:
Derivative contracts(3)	$21.1	$—	$21.1	$—

Total	$21.1	$—	$21.1	$—

(1)	Primarily relates to Mutual Funds. Included in Other current assets.
(2)	Primarily relates to investments in publicly traded stock classified as available for sale (Level 1) and U.S. Treasury Notes and Corporate Bonds (Level 2). Included in Other assets.
(3)	Primarily relates to interest rate swaps. Included in Other current liabilities.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. As of September 7, 2019, the fair value of total debt

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

was $8,425.3 million compared to the carrying value of $8,173.1 million, excluding debt discounts and deferred financing costs. As of February 23, 2019, the fair value of total debt was $9,801.2 million compared to the carrying value of $10,086.3 million, excluding debt discounts and deferred financing costs.

Assets Measured at Fair Value on a Non-Recurring Basis

The Company measures certain assets at fair value on a non-recurring basis, including long-lived assets and goodwill, which are evaluated for impairment. Long-lived assets include store-related assets such as property and equipment and certain intangible assets. The inputs used to determine the fair value of long-lived assets and a reporting unit are considered Level 3 measurements due to their subjective nature.

During the second quarter of fiscal 2019, due to continued under performance of the Plated meal kit subscription and delivery operations, the Company recognized an impairment loss of $38.6 million to reduce the related asset group to its fair value. The impairment loss is included as a component of Gain on property dispositions and impairment losses, net. The impairment loss primarily relates to the Plated tradename, and to a lesser extent, certain other Plated intangible assets, leasehold interests and equipment. The fair value was determined using an income approach which included a relief-from-royalty method and relied on inputs with unobservable market prices including the assumed revenue growth rate, royalty rate, discount rate and estimated tax rate.

NOTE 3—DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Risk Management

The Company is exposed to market risk from fluctuations in interest rates. The Company manages its exposure to interest rate fluctuations through the use of interest rate swaps (“Cash Flow Hedges”). The Company’s risk management objective and strategy with respect to interest rate swaps is to protect the Company against adverse fluctuations in interest rates by reducing its exposure to variability in cash flows relating to interest payments on a portion of its outstanding debt. The Company is meeting its objective by hedging the risk of changes in its cash flows (interest payments) attributable to changes in the London Inter-Bank Offering Rate (“LIBOR”), the designated benchmark interest rate being hedged, on an amount of the Company’s debt principal equal to the then-outstanding swap notional amount.

Cash Flow Interest Rate Swaps

For derivative instruments that are designated and qualify as Cash Flow Hedges of forecasted interest payments, the Company reports the gain or loss as a component of Other comprehensive income (loss) until the interest payments being hedged are recorded as Interest expense, net, at which time the amounts in Other comprehensive income (loss) are reclassified as an adjustment to Interest expense, net. Gains or losses on any ineffective portion of derivative instruments in cash flow hedging relationships are recorded in the period in which they occur as a component of Other expense (income) in the Condensed Consolidated Statement of Operations and Comprehensive Income (Loss). The Company has entered into several swaps with maturity dates in 2019, 2021 and 2023 to hedge against variability in cash flows relating to interest payments on a portion of the Company’s outstanding variable rate term debt. The aggregate notional amounts of all swaps as of September 7, 2019 and February 23, 2019 were $2,716.2 million and $2,123.2 million, of which $2,716.2 million and $2,065.2 million are designated as Cash Flow Hedges, respectively, as defined by GAAP. The undesignated portion of the Company’s interest rate swaps is attributable to principal payments expected to be made through the loan’s maturity. In connection with the refinancing of the Albertsons

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Term Loans (as described in Note 4—Long-term debt and finance lease obligations), the Company dedesignated and redesignated a certain Cash Flow Hedge, resulting in an immaterial amount remaining in Accumulated other comprehensive income.

As of September 7, 2019 and February 23, 2019, the fair value of the cash flow interest rate swap liability was $67.2 million and $21.6 million respectively, and was recorded in Other current liabilities.

Activity related to the Company’s derivative instruments designated as Cash Flow Hedges consisted of the following (in millions):

	Amount of (loss) income recognized from derivatives
Derivatives designated as hedging instruments	28 weeks ended September 7, 2019	28 weeks ended September 8, 2018	Location of (loss) income recognized from derivatives
Designated interest rate swaps	$(38.3)	$3.4	Other comprehensive income (loss), net of tax

Activity related to the Company’s derivative instruments not designated as hedging instruments was immaterial during the 28 weeks ended September 7, 2019 and September 8, 2018, respectively.

NOTE 4—LONG-TERM DEBT AND FINANCE LEASE OBLIGATIONS

The Company’s long-term debt as of September 7, 2019 and February 23, 2019, net of unamortized debt discounts of $94.7 million and $197.0 million, respectively, and deferred financing costs of $59.2 million and $65.2 million, respectively, consisted of the following (in millions):

	September 7, 2019	February 23, 2019
Albertsons Term Loans due 2025 to 2026, interest rate range of 4.95% to 5.69%	$3,032.5	$4,610.7
Senior Unsecured Notes due 2024, 2025, 2026 and 2028, interest rate of 6.625%, 5.750%, 7.5% and 5.875%, respectively	3,813.7	3,071.6
New Albertsons L.P. Notes due 2026 to 2031, interest rate range of 6.52% to 8.70%	464.8	1,322.3
Safeway Inc. Notes due 2020 to 2031, interest rate range of 3.95% to 7.45%	642.0	675.3
Other Notes Payable, unsecured	47.7	125.4
Mortgage Notes Payable, secured	18.5	18.8
Finance lease obligations (see Note 5)	726.5	762.3

Total debt	8,745.7	10,586.4
Less current maturities	(117.1)	(148.8)

Long-term portion	$8,628.6	$10,437.6

The Company’s term loans (the “Albertsons Term Loans”), asset-based loan facility (the “ABL Facility”) and certain of the outstanding notes and debentures have restrictive covenants, subject to the right to cure in certain circumstances, calling for the acceleration of payments due in the event of a breach of a covenant or a default in the payment of a specified amount of indebtedness due under certain debt arrangements. There are no restrictions on the Company’s ability to receive distributions from its subsidiaries to fund interest and principal payments due under the ABL Facility, the Albertsons

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Term Loans and the Company’s senior unsecured notes (the “Senior Unsecured Notes”). Each of the ABL Facility, Albertsons Term Loans and the Senior Unsecured Notes restrict the ability of the Company to pay dividends and distribute property to the Company’s stockholders. As a result, all of the Company’s consolidated net assets are effectively restricted with respect to their ability to be transferred to the Company’s stockholders. Notwithstanding the foregoing, the ABL Facility, Albertsons Term Loans and the Senior Unsecured Notes each contain customary exceptions for certain dividends and distributions, including the ability to make cumulative distributions under the Albertsons Term Loans and Senior Unsecured Notes of up to the greater of $1.0 billion or 4.0% of the Company’s total assets (which is measured at the time of such distribution) and the ability to make distributions if certain payment conditions are satisfied under the ABL Facility. The Company was in compliance with all such covenants and provisions as of and for the 28 weeks ended September 7, 2019.

Albertsons Term Loans

On August 15, 2019, the Company repaid $1,570.6 million of aggregate principal amount outstanding under its term loan facilities, along with accrued and unpaid interest and fees and expenses, for which the Company used approximately $864 million of cash on hand and proceeds from the issuance of the 2028 Notes (as defined below) (such repayment, the “Term Loan Repayment”). Contemporaneously with the Term Loan Repayment, the Company refinanced the remaining amounts outstanding with new term loan tranches. The new tranches consist of $3,100.0 million in aggregate principal, of which $1,500.0 million matures on November 17, 2025 and $1,600.0 million matures on August 17, 2026 (the “Term Loan Refinancing”). For newly incurred financing costs and original issue discount, the Company expensed $4.2 million of financing costs and recorded $4.4 million of financing costs and $15.5 million of original issue discount as a reduction of the principal amount. For previously deferred financing costs and original issue discount, the Company expensed $15.5 million of financing costs and $13.3 million of original issue discount. The amounts expensed were included as a component of Interest expense, net.

The new loans amortize, on a quarterly basis, at a rate of 1.0% per annum of the original principal amount (which payments will be reduced as a result of the application of prepayments in accordance with the terms therewith). The new loans bear interest, at the borrower’s option, at a rate per annum equal to either (a) the base rate plus 1.75% or (b) LIBOR, subject to a 0.75% floor, plus 2.75%.

Senior Unsecured Notes

On August 15, 2019, the Company and substantially all of its subsidiaries completed the sale of $750.0 million of principal amount of 5.875% Senior Unsecured Notes which will mature on February 15, 2028 (the “2028 Notes”). Interest on the 2028 Notes is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 2020. The 2028 Notes have not been and will not be registered with the SEC. The 2028 Notes are also fully and unconditionally guaranteed, jointly and severally, by substantially all of the Company’s subsidiaries that are not issuers under the indenture governing such notes. Proceeds from the 2028 Notes were used to partially fund the Term Loan Repayment.

Safeway Notes

On May 24, 2019, the Company completed a cash tender offer and early redemption of Safeway Inc.’s (“Safeway”) notes with a par value of $34.1 million and a book value of $33.3 million for $32.6 million, plus accrued and unpaid interest of $0.7 million (the “Safeway Tender”). Including related fees, the Company recognized a loss on debt extinguishment related to the Safeway Tender of $0.5 million.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

NALP Notes

On May 24, 2019, the Company completed a cash tender offer and early redemption of New Albertsons L.P.’s notes (the “NALP Notes”) with a par value of $402.9 million and a book value of $363.7 million for $382.7 million, plus accrued and unpaid interest of $8.2 million (the “NALP Notes Tender”). Including related fees, the Company recognized a loss on debt extinguishment related to the NALP Notes Tender of $19.1 million.

During the 28 weeks ended September 7, 2019, the Company repurchased NALP Notes on the open market with an aggregate par value of $553.9 million and a book value of $502.0 million for $547.5 million plus accrued and unpaid interest of $11.3 million (the “NALP Notes Repurchase”). Including related fees, the Company recognized a loss on debt extinguishment related to the NALP Notes Repurchase of $46.2 million.

ABL Facility

As of September 7, 2019 and February 23, 2019, there were no loans outstanding under the Company’s ABL Facility, and letters of credit (“LOC”) issued under the LOC sub-facility were $504.6 million and $520.8 million respectively.

NOTE 5—LEASES

The Company leases certain retail stores, distribution centers, office facilities and equipment from third parties. The Company determines whether a contract is or contains a lease at contract inception. ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. As the rate implicit in the Company’s leases is not easily determinable, the Company’s applicable incremental borrowing rate is used in calculating the present value of the sum of the lease payments. ROU assets are recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives and initial direct costs incurred. The typical real estate lease period is 15 to 20 years with renewal options for varying terms and, to a limited extent, options to purchase. The Company includes renewal options that are reasonably certain to be exercised as part of the lease term.

The Company has lease agreements with non-lease components that relate to the lease components. Certain leases contain percent rent based on sales, escalation clauses or payment of executory costs such as property taxes, utilities, insurance and maintenance. Non-lease components primarily relate to common area maintenance. Non-lease components and the lease components to which they relate are accounted for together as a single lease component for all asset classes. The Company recognizes lease payments for short-term leases as expense either straight-line over the lease term or as incurred depending on whether lease payments are fixed or variable.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The components of total lease cost, net consisted of the following (in millions):

	Classification	28 weeks ended September 7, 2019
Operating lease cost(1)	Cost of sales and Selling and administrative expenses(3)	$515.0
Finance lease cost
Amortization of lease assets	Cost of sales and Selling and administrative expenses(3)	49.5
Interest on lease liabilities	Interest expense, net	44.0
Variable lease cost(2)	Cost of sales and Selling and administrative expenses(3)	209.3
Sublease income	Net sales and other revenue	(57.1)

Total lease cost, net		$760.7

(1)	Includes short-term lease cost, which is immaterial.
(2)

Represents variable lease costs for both operating and finance leases. Includes contingent rent expense and other non-fixed lease related costs, including property taxes, common area maintenance and property insurance.

(3)	Supply chain-related amounts are included in Cost of sales.

Balance sheet information related to leases as of September 7, 2019 consisted of the following (in millions):

	Classification	September 7, 2019
Assets
Operating	Operating lease right-of-use assets	$5,831.8
Finance	Property and equipment, net	480.3

Total lease assets		$6,312.1

Liabilities
Current
Operating	Current maturities of operating lease obligations	$537.0
Finance	Current maturities of long-term debt and finance lease obligations	92.4
Long-term
Operating	Long-term operating lease obligations	5,437.4
Finance	Long-term debt and finance lease obligations	634.1

Total lease liabilities		$6,700.9

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table presents cash flow information and the weighted average lease term and discount rate for leases (dollars in millions):

28 weeks ended September 7, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	482.6
Operating cash flows from finance leases	44.0
Financing cash flows from finance leases	56.1
ROU assets obtained in exchange for operating lease obligations	868.3
ROU assets obtained in exchange for finance lease obligations	—
Weighted average remaining lease term—operating leases (in years)	12.4
Weighted average remaining lease term—finance leases (in years)	9.2
Weighted average discount rate—operating leases	7.1%
Weighted average discount rate—finance leases	13.8%

Future minimum lease payments for operating and finance lease obligations as of September 7, 2019 consisted of the following (in millions):

	Lease Obligations
Fiscal year	Operating Leases	Finance Leases
Remainder of 2019	$433.7	$78.9
2020	932.2	149.9
2021	881.2	137.5
2022	822.4	125.8
2023	751.5	116.2
Thereafter	5,400.7	519.7

Total future minimum obligations	9,221.7	1,128.0
Less interest	(3,247.3)	(401.5)

Present value of net future minimum lease obligations	5,974.4	726.5
Less current portion	(537.0)	(92.4)

Long-term obligations	$5,437.4	$634.1

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Future minimum lease payments for operating and capital lease obligations as of February 23, 2019 under the previous lease accounting standard consisted of the following (in millions):

	Lease Obligations
Fiscal year	Operating Leases	Capital Leases
2019	$879.7	$170.5
2020	840.5	151.3
2021	783.2	134.9
2022	723.6	123.1
2023	651.0	114.1
Thereafter	4,338.6	509.1

Total future minimum obligations	$8,216.6	1,203.0

Less interest		(440.7)

Present value of net future minimum lease obligations		762.3
Less current portion		(97.3)

Long-term obligations		$665.0

The Company subleases certain properties to third parties. Future minimum sublease income under these non-cancelable operating leases as of September 7, 2019 was $355.5 million.

Sale-Leaseback Transactions

During the second quarter of fiscal 2019, the Company, through three separate transactions, completed the sale and leaseback of 53 store properties and one distribution center for an aggregate purchase price, net of closing costs, of $931.3 million. In connection with the sale and leaseback transactions, the Company entered into lease agreements for each of the properties for initial terms ranging from 15 to 20 years. The aggregate initial annual rent payment for the properties are approximately $53 million and includes 1.50% to 1.75% annual rent increases over the initial lease terms. All of the properties qualified for sale-leaseback and operating lease accounting and the Company recorded total gains of $463.6 million, which is included as a component of Gain on property dispositions and impairment losses, net. The Company also recorded operating lease ROU assets and corresponding operating lease liabilities of $602.5 million.

NOTE 6—EMPLOYEE BENEFIT PLANS

Pension and Other Post-Retirement Benefits

The following tables provide the components of net pension and post-retirement (income) expense (in millions):

	28 weeks ended
	Pension		Other post-retirement benefits
	September 7, 2019	September 8, 2018	September 7, 2019	September 8, 2018
Estimated return on plan assets	$(59.2)	$(60.6)	$—	$—
Service cost	7.9	28.2	0.3	0.5
Interest cost	43.4	46.2	0.4	0.3
Amortization of prior service cost	0.2	—	2.0	2.0
Amortization of net actuarial loss (gain)	0.3	(3.4)	(0.3)	(0.1)

Net (income) expense	$(7.4)	$10.4	$2.4	$2.7

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Company contributed $7.0 million and $10.5 million to its defined benefit pension plans and post-retirement benefit plans during the 28 weeks ended September 7, 2019 and September 8, 2018, respectively. At the Company’s discretion, additional funds may be contributed to the defined benefit pension plans. The Company currently anticipates contributing an additional $5.4 million to these plans for the remainder of fiscal 2019.

Defined Contribution Plans and Supplemental Retirement Plans

For the 28 weeks ended September 7, 2019 and September 8, 2018, total contributions expensed were $32.6 million and $20.5 million, respectively.

NOTE 7—COMMITMENTS AND CONTINGENCIES AND OFF BALANCE SHEET ARRANGEMENTS

Guarantees

California Department of Industrial Relations:    On October 24, 2012, the Office of Self-Insurance Plans, a program within the director’s office of the California Department of Industrial Relations (the “DIR”), notified SUPERVALU INC. (“SuperValu”), which was then the owner of New Albertsons L.P., a wholly-owned subsidiary of the Company, that additional collateral was required to be posted in connection with the Company’s, and certain other subsidiaries’, California self-insured workers’ compensation obligations pursuant to applicable regulations. The notice from the DIR stated that the additional collateral was required as a result of an increase in estimated future liabilities, as determined by the DIR pursuant to a review of the self-insured California workers’ compensation claims with respect to the applicable businesses. On January 21, 2014, the Company entered into a Collateral Substitution Agreement with the California Self-Insurers’ Security Fund to provide collateral. The collateral not covered by the California Self-Insurers’ Security Fund is covered by an irrevocable LOC for the benefit of the State of California Office of Self-Insurance Plans. The amount of the LOC is adjusted annually based on semi-annual filings of an actuarial study reflecting liabilities as of December 31 of each year reduced by claim closures and settlements. The related LOC was $140.0 million as of September 7, 2019 and $143.0 million as of February 23, 2019.

Lease Guarantees:    The Company may have liability under certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, the Company could be responsible for the lease obligation. Because of the wide dispersion among third parties and the variety of remedies available, the Company believes that if an assignee became insolvent, it would not have a material effect on the Company’s financial condition, results of operations or cash flows.

The Company also provides guarantees, indemnifications and assurances to others in the ordinary course of its business.

Legal Proceedings

The Company is subject from time to time to various claims and lawsuits arising in the ordinary course of business, including lawsuits involving trade practices, lawsuits alleging violations of state and/or federal wage and hour laws (including alleged violations of meal and rest period laws and alleged misclassification issues), real estate disputes as well as other matters. Some of these suits purport or may be determined to be class actions and/or seek substantial damages. It is the opinion of the Company’s management that although the amount of liability with respect to certain of the matters described herein cannot be ascertained at this time, any resulting liability of these and other matters, including any punitive damages, will not have a material adverse effect on the Company’s business or financial condition.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Company continually evaluates its exposure to loss contingencies arising from pending or threatened litigation and believes it has made provisions where the loss contingency can be reasonably estimated and an adverse outcome is probable. Nonetheless, assessing and predicting the outcomes of these matters involves substantial uncertainties. Management currently believes that the aggregate range of reasonably possible loss for the Company’s exposure in excess of the amount accrued is expected to be immaterial to the Company. It remains possible that despite management’s current belief, material differences in actual outcomes or changes in management’s evaluation or predictions could arise that could have a material effect on the Company’s financial condition, results of operations or cash flows.

Office of Inspector General:    In January 2016, the Company received a subpoena from the Office of the Inspector General of the Department of Health and Human Services (the “OIG”) pertaining to the pricing of drugs offered under the Company’s MyRxCare discount program and the impact on reimbursements to Medicare, Medicaid and TRICARE (the “Government Health Programs”). In particular, the OIG requested information on the relationship between the prices charged for drugs under the MyRxCare program and the “usual and customary” prices reported by the Company in claims for reimbursements to the Government Health Programs or other third-party payors. The Company cooperated with the OIG in the investigation. The Company is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

Civil Investigative Demand:    On December 16, 2016, the Company received a civil investigative demand from the United States Attorney for the District of Rhode Island in connection with a False Claims Act investigation relating to the Company’s influenza vaccination programs. The investigation concerns whether the Company’s provision of store coupons to its customers who received influenza vaccinations in its store pharmacies constituted an improper benefit to those customers under the federal Medicare and Medicaid programs. The Company believes that its provision of the store coupons to its customers is an allowable incentive to encourage vaccinations. The Company cooperated with the U.S. Attorney in the investigation. The Company is currently unable to determine the probability of the outcome of this matter or the range of possible loss, if any.

Security Breach:    In 2014, the Company was the subject of criminal intrusions by the installation of malware on a portion of its computer network that processes payment card transactions for approximately 800 of its stores through its then service provider SuperValu. The Company believes these were attempts to collect payment card data. The forensic investigation into the intrusions indicated that although the Company was then compliant with the Payment Card Industry (PCI) Data Security Standards issued by the PCI Council, it was not compliant with all of these standards at the time of the intrusions. As a result, the Company was assessed by certain card companies for incremental counterfeit fraud losses, non-ordinary course expenses (such as card reissuance costs) and case management costs. The Company has paid for all of such assessments. The Company sought recovery from MasterCard of its assessment and has entered into a confidential settlement with MasterCard. As a result of the intrusion, two class action complaints were filed against the Company by consumers. These complaints have been dismissed, and the dismissal was upheld on appeal on May 31, 2019. In 2015, the Company also received a letter from the Office of the Attorney General of the Commonwealth of Pennsylvania stating that the Illinois and Pennsylvania Attorneys General Offices were leading a multi-state group requesting specified information concerning the two data breach incidents. The Company has cooperated with the investigation. The multi-state group did not make a monetary demand, and the Company is unable to estimate the possibility or range of loss, if any.

Terraza/Lorenz:    Two lawsuits were brought against Safeway and the Safeway Benefits Plan Committee (the “Benefit Plans Committee,” and together with Safeway, the “Safeway Benefits Plans Defendants”) and other third parties alleging breaches of fiduciary duty under the Employee Retirement

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Income Security Act of 1974, as amended (“ERISA”) with respect to Safeway’s 401(k) Plan (the “Safeway 401(k) Plan”). On July 14, 2016, a complaint (“Terraza”) was filed in the United States District Court for the Northern District of California by a participant in the Safeway 401(k) Plan individually and on behalf of the Safeway 401(k) Plan. An amended complaint was filed on November 18, 2016. On August 25, 2016, a second complaint (“Lorenz”) was filed in the United States District Court for the Northern District of California by another participant in the Safeway 401(k) Plan individually and on behalf of all others similarly situated against the Safeway Benefits Plans Defendants and against the Safeway 401(k) Plan’s former record-keepers. An amended complaint was filed on September 16, 2016, and a second amended complaint was filed on November 21, 2016. In general, both lawsuits alleged that the Safeway Benefits Plans Defendants breached their fiduciary duties under ERISA regarding the selection of investments offered under the Safeway 401(k) Plan and the fees and expenses related to those investments. On March 13, 2017, the United States District Court for the Northern District of California denied the Safeway Benefits Plan Defendants’ motion to dismiss with respect to Terraza, and granted in part and denied in part the Safeway Benefits Plan Defendants’ motion to dismiss with respect to Lorenz. Both parties filed summary judgment motions which were heard and taken under submission on August 16, 2018. Plaintiffs’ motions were denied, and defendants’ motions were granted in part and denied in part. Bench trials for both matters were set for May 6, 2019, but a settlement in principle was reached before trial. On September 13, 2019, settlement papers were filed with the court along with a motion for preliminary approval of the settlement, which is set for hearing on November 20, 2019. The Company has recorded an estimated liability for these matters.

False Claims Act:    The Company is currently subject to two qui tam actions alleging violations of the False Claims Act (“FCA”). Violations of the FCA are subject to treble damages and penalties of up to a specified dollar amount per false claim. In United States ex rel. Schutte and Yarberry v. SuperValu, New Albertson’s, Inc., et al, which is pending in the U.S. District Court for the Central District of Illinois, the relators allege that defendants (including various subsidiaries of the Company) overcharged government healthcare programs by not providing the government, as a part of usual and customary prices, the benefit of discounts given to customers who requested that defendants match competitor prices. The complaint was originally filed under seal and amended on November 30, 2015. On August 5, 2019, the Court granted relator’s motion for partial summary judgment, holding that price matched prices are the usual and customary prices for those drugs. Defendants filed a motion for interlocutory appeal on August 30, 2019, which is pending. Additional summary judgment motions by both parties are also still pending, trial will be set after the Court rules on the pending summary judgment motions. In United States ex rel. Proctor v. Safeway, also pending in the Central District of Illinois, the relator alleges that Safeway Inc. submitted fraudulent, inflated pricing information to government healthcare programs in connection with prescription drug claims, by failing to include pharmacy discount program pricing as a part of its usual and customary prices. On August 26, 2015, the underlying complaint was unsealed. Discovery is complete, and trial is currently set for February 18, 2020, however, the parties have not yet filed, and the Court has not yet considered, any summary judgment motions. In both of the above cases, the government previously investigated the relators’ allegations and declined to intervene. Relators elected to pursue their respective cases on their own and in each case have alleged FCA damages in excess of $100 million before trebling and excluding penalties. The Company is vigorously defending each of these matters and believes each of these cases is without merit. The Company has recorded an estimated liability for these matters.

The Company was also subject to another FCA qui tam action entitled United States ex rel. Zelickowski v. Albertson’s LLC. In that case, the relators alleged that Albertson’s LLC (“Albertson’s”) overcharged federal healthcare programs by not providing the government, as a part of its usual and customary prices to the government, the benefit of discounts given to customers who enrolled in the Albertson’s discount-club program. The complaint was originally filed under seal and amended on June 20, 2017. On December 17, 2018, the case was dismissed, without prejudice.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Alaska Attorney General’s Investigation:    On May 22, 2018, the Company received a subpoena from the Office of the Attorney General for the State of Alaska (the “Alaska Attorney General”) stating that the Alaska Attorney General has reason to believe the Company has engaged in unfair or deceptive trade practices under Alaska’s Unfair Trade Practices and Consumer Act and seeking documents regarding the Company’s policies, procedures, controls, training, dispensing practices and other matters in connection with the sale and marketing of opioid pain medications. The Company has been cooperating with the Alaska Attorney General in this investigation. The Company does not currently have a basis to believe it has violated Alaska’s Unfair Trade Practices and Consumer Act, however, at this time, the Company is unable to determine the probability of the outcome of this matter or estimate a range of reasonably possible loss, if any.

Opioid Litigation:    The Company is one of dozens of companies that have been named in various lawsuits alleging that defendants contributed to the national opioid epidemic. At present, the Company is named in approximately 66 suits pending in various state courts as well as in the United States District Court for the Northern District of Ohio where over 2,000 cases have been consolidated as Multi-District Litigation (“MDL”) pursuant to 28 U.S.C. §1407. In one of those MDL cases—MDL No. 2804 filed by The Blackfeet Tribe of the Blackfeet Indian Reservation—the Company filed a motion to dismiss. That motion has yet to be ruled on, but motions by other defendants have been denied and all defendants in the Blackfeet action, including the Company, have now answered the Complaint. The Company has also filed a motion to dismiss a state court case pending in New Mexico. While that motion has yet to be ruled on, motions filed by other defendants have been denied and a September 2021 trial date has been set. To date, no discovery has been conducted against the Company in any of the actions; however it is anticipated that the Company will need to begin discovery in the New Mexico action in early 2020. The Company is vigorously defending these matters and believes that these cases are without merit. At this early stage in the proceedings, the Company is unable to determine the probability of the outcome of these matters or the range of reasonably possible loss, if any.

California Air Resources Board:    Upon the inspection by the California Air Resources Board (“CARB”) of several of the Company’s stores in California, it was determined that the Company failed certain paperwork and other administrative requirements. As a result of the inspections, the Company proactively undertook a broad evaluation of the record keeping and administrative practices at all of its stores in California. In connection with this evaluation, the Company retained a third party to conduct an audit and correct deficiencies identified across its California store base. The Company is working with CARB to resolve these compliance issues and comply with governing regulations, and that work is ongoing. Although no monetary amount has been assessed by CARB, the Company could be subject to certain fines and penalties. Given the preliminary nature of this matter, the Company is unable to estimate the possibility or range of loss at this time.

Other Commitments

In the ordinary course of business, the Company enters into various supply contracts to purchase products for resale and purchase and service contracts for fixed asset and information technology commitments. These contracts typically include volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations.

NOTE 8—OTHER COMPREHENSIVE INCOME OR LOSS

Total comprehensive earnings are defined as all changes in stockholders’ equity during a period, other than those from investments by or distributions to the stockholders. Generally, for the Company, total comprehensive income or loss equals net income plus or minus adjustments for pension and other post-retirement liabilities, interest rate swaps and foreign currency translation adjustments. Total comprehensive earnings represent the activity for a period net of tax.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

While total comprehensive earnings are the activity in a period and are largely driven by net earnings in that period, accumulated other comprehensive income or loss (“AOCI”) represents the cumulative balance of other comprehensive income, net of tax, as of the balance sheet date. Changes in the AOCI balance by component are shown below (in millions):

	28 weeks ended September 7, 2019
	Total	Interest rate swaps	Pension and Post- retirement benefit plans	Other
Beginning balance	$91.3	$3.4	$88.8	$(0.9)
Cumulative effect of accounting change(1)	16.6	1.2	14.9	0.5
Other comprehensive (loss) income before reclassifications	(36.7)	(50.3)	10.2	3.4
Amounts reclassified from accumulated other comprehensive income	(1.0)	(3.2)	2.2	—
Tax benefit (expense)	9.9	14.0	(3.2)	(0.9)

Current-period other comprehensive (loss) income, net of tax	(11.2)	(38.3)	24.1	3.0

Ending balance	$80.1	$(34.9)	$112.9	$2.1

(1)

Related to the adoption of ASU 2018-02, ”Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” (see Note 1 for additional details).

	28 weeks ended September 8, 2018
	Total	Interest rate swaps	Pension and Post- retirement benefit plans	Other
Beginning balance	$191.1	$18.9	$171.9	$0.3
Other comprehensive income (loss) before reclassifications	2.2	2.9	—	(0.7)
Amounts reclassified from accumulated other comprehensive income	(0.5)	1.7	(1.5)	(0.7)
Tax (expense) benefit	(0.6)	(1.2)	0.4	0.2

Current-period other comprehensive income (loss), net of tax	1.1	3.4	(1.1)	(1.2)

Ending balance	$192.2	$22.3	$170.8	$(0.9)

NOTE 9—NET INCOME (LOSS) PER COMMON SHARE

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, including common shares to be issued with no prior remaining contingencies prior to issuance. The computation of diluted net income (loss) per share reflects the dilutive effects of potentially issuable common shares related to outstanding Phantom Units and other equity awards of the Company’s parents. Performance-based Phantom Units and other equity awards are considered dilutive when the related performance criterion has been met.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The components of basic and diluted net income (loss) per common share were as follows (in millions, except per share data):

	28 weeks ended September 7, 2019	28 weeks ended September 8, 2018
Net Income (loss)	$343.8	$(50.1)
Weighted average common shares outstanding (1)	279.6	280.6
Dilutive effect of potential common shares (2)	0.2	—
Weighted average common shares and potential dilutive common shares outstanding	279.8	280.6

Basic net income (loss) per common share	$1.23	$(0.18)
Diluted net income (loss) per common share	1.23	(0.18)

(1)	The 28 weeks ended September 7, 2019 and September 8, 2018, includes 1.7 million and 0.9 million common shares remaining to be issued, respectively.
(2)

There were no potential common shares outstanding that were antidilutive for the 28 weeks ended September 7, 2019. For the 28 weeks ended September 8, 2018, there were 0.1 million potential common shares excluded from the diluted net income (loss) per share calculations because they would have been antidilutive.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Albertsons Companies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Albertsons Companies, Inc. and its subsidiaries (the “Company”) as of February 23, 2019 and February 24, 2018, and the related consolidated statements of operations and comprehensive income (loss), cash flows and stockholders’/member equity for the 52 weeks ended February 23, 2019, the 52 weeks ended February 24, 2018 and the 52 weeks ended February 25, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 23, 2019 and February 24, 2018, and the results of its operations and its cash flows for each of the three years in the period ended February 23, 2019, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boise, Idaho

April 24, 2019 (October 23, 2019, as to Note 16—Net Income (Loss) Per Common Share)

We have served as the Company’s auditor since 2006.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Consolidated Balance Sheets

(in millions, except share data)

	February 23, 2019	February 24, 2018
ASSETS
Current assets
Cash and cash equivalents	$926.1	$670.3
Receivables, net	586.2	615.3
Inventories, net	4,332.8	4,421.1
Prepaid assets	316.2	368.6
Other current assets	88.7	73.3

Total current assets	6,250.0	6,148.6

Property and equipment, net	9,861.3	10,770.3
Intangible assets, net	2,834.5	3,142.5
Goodwill	1,183.3	1,183.3
Other assets	647.5	567.6

TOTAL ASSETS	$20,776.6	$21,812.3

LIABILITIES
Current liabilities
Accounts payable	$2,918.7	$2,833.0
Accrued salaries and wages	1,054.7	984.1
Current maturities of long-term debt and capitalized lease obligations	148.8	168.2
Current portion of self-insurance liability	306.8	296.0
Taxes other than income taxes	309.0	323.5
Other current liabilities	414.7	424.8

Total current liabilities	5,152.7	5,029.6

Long-term debt and capitalized lease obligations	10,437.6	11,707.6
Deferred income taxes	561.4	579.9
Long-term self-insurance liability	839.5	921.7
Other long-term liabilities	2,334.7	2,175.3

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value; 30,000,000 shares authorized, no shares issued and outstanding as of February 23, 2019 and February 24, 2018, respectively	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 277,882,010 and 279,654,028 shares issued and outstanding as of February 23, 2019 and February 24, 2018, respectively	2.8	2.8
Additional paid-in capital	1,814.2	1,773.3
Treasury stock, at cost, 1,772,018 and no shares held as of February 23, 2019 and February 24, 2018, respectively	(25.8)	—
Accumulated other comprehensive income	91.3	191.1
Accumulated deficit	(431.8)	(569.0)

Total stockholders’ equity	1,450.7	1,398.2

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$20,776.6	$21,812.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions, except per share data)

	52 weeks ended February 23, 2019	52 weeks ended February 24, 2018	52 weeks ended February 25, 2017
Net sales and other revenue	$60,534.5	$59,924.6	$59,678.2
Cost of sales	43,639.9	43,563.5	43,037.7

Gross profit	16,894.6	16,361.1	16,640.5
Selling and administrative expenses	16,272.3	16,208.7	16,072.1
(Gain) loss on property dispositions and impairment losses, net	(165.0)	66.7	(39.2)
Goodwill impairment	—	142.3	—

Operating income (loss)	787.3	(56.6)	607.6
Interest expense, net	830.8	874.8	1,003.8
Loss (gain) on debt extinguishment	8.7	(4.7)	111.7
Other income	(104.4)	(9.2)	(44.3)

Income (loss) before income taxes	52.2	(917.5)	(463.6)
Income tax benefit	(78.9)	(963.8)	(90.3)

Net income (loss)	$131.1	$46.3	$(373.3)

Other comprehensive income (loss):
(Loss) gain on interest rate swaps, net of tax	(15.5)	47.0	39.4
Recognition of pension (loss) gain, net of tax	(83.1)	92.2	82.0
Foreign currency translation adjustment, net of tax	(0.3)	65.0	(20.5)
Other	(0.9)	(0.3)	(1.0)

Other comprehensive (loss) income	$(99.8)	$203.9	$99.9

Comprehensive income (loss)	$31.3	$250.2	$(273.4)

Net income (loss) per common share
Basic net income (loss) per common share	$0.47	$0.17	$(1.33)
Diluted net income (loss) per common share	0.47	0.17	(1.33)
Weighted average common shares outstanding
Basic	280.1	279.7	279.7
Diluted	280.2	279.7	279.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in millions)

	52 weeks ended February 23, 2019	52 weeks ended February 24, 2018	52 weeks ended February 25, 2017
Cash flows from operating activities:
Net income (loss)	$131.1	$46.3	$(373.3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net (gain) loss on property dispositions, asset impairment and lease exit costs	(165.0)	66.7	(39.2)
Goodwill impairment	—	142.3	—
Depreciation and amortization	1,738.8	1,898.1	1,804.8
LIFO expense (benefit)	8.0	3.0	(7.9)
Deferred income tax	(81.5)	(1,094.1)	(219.5)
Pension and post-retirement benefits expense	24.5	(0.9)	95.5
Contributions to pension and post-retirement benefit plans	(199.3)	(21.9)	(11.5)
Amortization and write-off of deferred financing costs	42.7	56.1	84.4
Loss (gain) on debt extinguishment	8.7	(4.7)	111.7
Equity-based compensation expense	47.7	45.9	53.3
Other	(44.0)	104.1	63.3
Changes in operating assets and liabilities, net of effects of acquisition of businesses:
Receivables, net	28.8	21.7	(9.2)
Inventories, net	80.3	45.6	2.7
Accounts payable, accrued salaries and wages and other accrued liabilities	98.4	(158.2)	233.6
Self-insurance assets and liabilities	(48.7)	(55.3)	(42.5)
Other operating assets and liabilities	17.4	(75.9)	67.3

Net cash provided by operating activities	1,687.9	1,018.8	1,813.5

Cash flows from investing activities:
Business acquisitions, net of cash acquired	—	(148.8)	(220.6)
Payments for property, equipment, intangibles, including payments for lease buyouts	(1,362.6)	(1,547.0)	(1,414.9)
Proceeds from sale of assets	1,252.0	939.2	477.0
Proceeds from sale of Casa Ley	—	344.2	—
Other	23.8	(56.6)	78.9

Net cash used in investing activities	(86.8)	(469.0)	(1,079.6)

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in millions)

	52 weeks ended February 23, 2019	52 weeks ended February 24, 2018	52 weeks ended February 25, 2017
Cash flows from financing activities:
Proceeds from issuance of long-term debt	$1,969.8	$290.0	$3,053.1
Payments on long-term borrowings	(3,082.3)	(870.6)	(2,832.7)
Payment of make-whole premium on debt extinguishment	(3.1)	—	(87.7)
Payments of obligations under capital leases	(97.5)	(107.2)	(123.2)
Payments for debt financing costs	(27.0)	(1.5)	(31.8)
Payment of Casa Ley contingent value right	—	(222.0)	—
Employee tax withholding on vesting of phantom units	(15.3)	(17.5)	(17.4)
Member distributions	—	(250.0)	—
Purchase of treasury stock, at cost	(25.8)	—	—
Proceeds from financing leases	—	137.6	—
Other	(33.0)	(56.9)	(58.1)

Net cash used in financing activities	(1,314.2)	(1,098.1)	(97.8)

Net increase (decrease) in cash and cash equivalents and restricted cash	286.9	(548.3)	636.1
Cash and cash equivalents and restricted cash at beginning of period	680.8	1,229.1	593.0

Cash and cash equivalents and restricted cash at end of period	$967.7	$680.8	$1,229.1

Reconciliation of capital investments:
Payments for property and equipment, including payments for lease buyouts	$(1,362.6)	$(1,547.0)	$(1,414.9)
Payments for lease buyouts	18.9	26.5	39.4

Total payments for capital investments, excluding lease buyouts	$(1,343.7)	$(1,520.5)	$(1,375.5)

Supplemental cash flow information:
Non-cash investing and financing activities were as follows:
Additions of capital lease obligations, excluding business acquisitions	$6.0	$31.0	$11.5
Purchases of property and equipment included in accounts payable	243.1	179.7	220.2
Interest and income taxes paid:
Interest paid, net of amount capitalized	805.9	813.5	924.2
Income taxes paid	18.2	15.8	129.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ / Member Equity

(in millions, except share data)

	Albertsons Companies, LLC			Albertsons Companies, Inc.
	Member investment	Accumulated other comprehensive income (loss)	(Accumulated deficit) / Retained earnings	Common Stock		Additional paid in capital	Treasury Stock	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ / member equity
				Shares	Amount
Balance as of February 27, 2016	$1,967.9	$(112.7)	$(242.0)	—	$—	$—	$—	$—	$—	$1,613.2
Equity-based compensation	53.3	—	—	—	—	—	—	—	—	53.3
Employee tax withholding on vesting of phantom units	(17.4)	—	—	—	—	—	—	—	—	(17.4)
Net loss	—	—	(373.3)	—	—	—	—	—	—	(373.3)
Other member activity	(4.5)	—	—	—	—	—	—	—	—	(4.5)
Other comprehensive income, net of tax	—	99.9	—	—	—	—	—	—	—	99.9

Balance as of February 25, 2017	1,999.3	(12.8)	(615.3)	—	—	—	—	—	—	1,371.2
Equity-based compensation prior to Reorganization Transactions	24.6	—	—	—	—	—	—	—	—	24.6
Employee tax withholding on vesting of phantom units prior to Reorganization Transactions	(17.4)	—	—	—	—	—	—	—	—	(17.4)
Member distribution	(250.0)	—	—	—	—	—	—	—	—	(250.0)
Other member activity	(1.6)	—	—	—	—	—	—	—	—	(1.6)
Net loss prior to Reorganization Transactions	—	—	(342.0)	—	—	—	—	—	—	(342.0)
Other comprehensive income, net of tax prior to Reorganization Transactions	—	39.3	—	—	—	—	—	—	—	39.3
Reorganization Transactions	(1,754.9)	(26.5)	957.3	279,654,028	2.8	1,752.1	—	26.5	(957.3)	—
Equity-based compensation after Reorganization Transactions	—	—	—	—	—	21.3	—	—	—	21.3
Employee tax withholding on vesting of phantom units after Reorganization Transactions	—	—	—	—	—	(0.1)	—	—	—	(0.1)
Net income after Reorganization Transactions	—	—	—	—	—	—	—	—	388.3	388.3
Other comprehensive income, net of tax after Reorganization Transactions	—	—	—	—	—	—	—	164.6	—	164.6

Balance as of February 24, 2018	—	—	—	279,654,028	2.8	1,773.3	—	191.1	(569.0)	1,398.2
Equity-based compensation	—	—	—	—	—	47.7	—	—	—	47.7
Employee tax withholding on vesting of phantom units	—	—	—	—	—	(15.3)	—	—	—	(15.3)
Treasury stock purchases, at cost	—	—	—	(1,772,018)	—	—	(25.8)	—	—	(25.8)
Reorganization Transactions	—	—	—	—	—	13.1	—	—	—	13.1
Other activity	—	—	—	—	—	(4.6)	—	—	6.1	1.5
Net income	—	—	—	—	—	—	—	—	131.1	131.1
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	(99.8)	—	(99.8)

Balance as of February 23, 2019	$—	$—	$—	277,882,010	$2.8	$1,814.2	$(25.8)	$91.3	$(431.8)	$1,450.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Albertsons Companies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1—DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Albertsons Companies, Inc. and its subsidiaries (the “Company” or “ACI”) is a food and drug retailer that, as of February 23, 2019, operated 2,269 retail stores together with 397 associated fuel centers, 23 dedicated distribution centers, 20 manufacturing facilities and various online platforms. The Company also provides a meal kit offering supported by six fulfillment centers. The Company’s retail food businesses and in-store pharmacies operate throughout the United States under the banners Albertsons, Safeway, Vons, Jewel-Osco, Shaw’s, Acme, Tom Thumb, Randalls, United Supermarkets, Market Street, Pavilions, Star Market, Carrs and Haggen, as well as meal kit company Plated. The Company has no separate assets or liabilities other than its investments in its subsidiaries and all of its business operations are conducted through its operating subsidiaries.

Basis of Presentation and Reorganization Transactions

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Intercompany transactions and accounts have been eliminated in consolidation for all periods presented. The Company’s investments in unconsolidated affiliates are recorded using the equity method.

Prior to December 3, 2017, ACI had no material assets or operations. On December 3, 2017, Albertsons Companies, LLC (“ACL”) and its parent, AB Acquisition LLC, a Delaware limited liability company (“AB Acquisition”), completed a reorganization of its legal entity structure whereby the existing equityholders of AB Acquisition each contributed their equity interests in AB Acquisition to Albertsons Investor Holdings LLC (“Albertsons Investor”) and KIM ACI, LLC (“KIM ACI”). In exchange, equityholders received a proportionate share of units in Albertsons Investor and KIM ACI, respectively. Albertsons Investor and KIM ACI then contributed all of the AB Acquisition equity interests they received to ACI in exchange for common stock issued by ACI. As a result, Albertsons Investor and KIM ACI became the parents of ACI owning all of its outstanding common stock with AB Acquisition and its subsidiary, ACL, becoming wholly-owned subsidiaries of ACI. On February 25, 2018, ACL merged with and into ACI, with ACI as the surviving corporation (such transactions, collectively, the “Reorganization Transactions”). Prior to February 25, 2018, substantially all of the assets and operations of ACI were those of its subsidiary, ACL. The Reorganization Transactions were accounted for as a transaction between entities under common control and, accordingly, there was no change in the basis of the underlying assets and liabilities. The Consolidated Financial Statements are reflective of the changes that occurred as a result of the Reorganization Transactions. Prior to February 25, 2018, the Consolidated Financial Statements of ACI reflect the net assets and operations of ACL.

Prior Period Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation, specifically the reclassification of gains and losses from property dispositions and impairment losses from Selling and administrative expenses to (Gain) loss on property dispositions and impairment losses, net on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Significant Accounting Policies

Fiscal year:    The Company’s fiscal year ends on the last Saturday in February. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences. The Company’s first quarter consists of 16 weeks, the second,

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

third and fourth quarters generally each consist of 12 weeks, and the fiscal year generally consists of 52 weeks.

Use of estimates:    The preparation of the Company’s Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Cash and cash equivalents:    Cash equivalents include all highly liquid investments with original maturities of three months or less at the time of purchase and outstanding deposits related to credit and debit card sales transactions that settle within a few days. Cash and cash equivalents related to credit and debit card transactions were $364.5 million and $315.8 million as of February 23, 2019 and February 24, 2018, respectively.

During the fourth quarter of fiscal 2016, the Company corrected the classification of certain book overdrafts resulting in an increase of $139.2 million in Cash and cash equivalents and Accounts payable. This correction in classification also resulted in an increase of $139.2 million in Net cash provided by operating activities in the Consolidated Statements of Cash Flows for the 52 weeks ended February 25, 2017. The Company has determined that the error in classification related to prior annual or interim periods is not material.

Restricted cash:    Restricted cash is included in Other current assets and Other assets within the Consolidated Balance Sheets and primarily relates to surety bonds and funds held in escrow. The Company had $41.6 million and $10.5 million of restricted cash as of February 23, 2019 and February 24, 2018, respectively.

Receivables, net:    Receivables consist primarily of trade accounts receivable, pharmacy accounts receivable and vendor receivables. Management makes estimates of the uncollectibility of its accounts receivable. In determining the adequacy of the allowances for doubtful accounts, management analyzes the value of collateral, historical collection experience, aging of receivables and other economic and industry factors. It is possible that the accuracy of the estimation process could be materially impacted by different judgments, estimations and assumptions based on the information considered and could result in a further adjustment of receivables. The allowance for doubtful accounts and bad debt expense were not material for any of the periods presented.

Inventories, net:    Substantially all of the Company’s inventories consist of finished goods valued at the lower of cost or market and net of vendor allowances.

As of February 23, 2019 and February 24, 2018, approximately 85.9% and 86.1%, respectively, of the Company’s inventories were valued under the last-in, first-out (“LIFO”) method. The Company primarily uses the retail inventory or the item-cost method to determine inventory cost before application of any LIFO adjustment. Under the retail inventory method, inventory cost is determined, before the application of any LIFO adjustment, by applying a cost-to-retail ratio to various categories of similar items to the retail value of those items. Under the item-cost method, the most recent purchase cost is used to determine the cost of inventory before the application of any LIFO adjustment. Replacement or current cost was higher than the carrying amount of inventories valued using LIFO by $125.1 million and $117.1 million as of February 23, 2019 and February 24, 2018, respectively. During fiscal 2018 and 2017, inventory quantities in certain LIFO layers were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal 2018 and 2017 purchases. As a result, cost of sales decreased by $18.1 million and $16.7 million in fiscal 2018 and 2017, respectively. Liquidations of

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

LIFO layers during fiscal 2016 did not have a material effect on the results of operations. Cost for the remaining inventories, which represents perishable and fuel inventories, was determined using the most recent purchase cost, which approximates the first-in, first-out (“FIFO”) method. Perishables are counted every four weeks and are carried at the last purchased cost which approximates FIFO cost. Fuel inventories are carried at the last purchased cost, which approximates FIFO cost. The Company records inventory shortages based on actual physical counts at its facilities and also provides allowances for inventory shortages for the period between the last physical count and the balance sheet date.

Property and equipment, net:    Property and equipment is recorded at cost or fair value for assets acquired as part of a business combination, and depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows: buildings—seven to 40 years; leasehold improvements—the shorter of the remaining lease term or ten to 20 years; fixtures and equipment—three to 15 years; and specialized supply chain equipment - six to 25 years.

Assets under capital leases are recorded at the lower of the present value of the future minimum lease payments or the fair value of the asset and are amortized on the straight-line method over the lesser of the lease term or the estimated useful life. Interest capitalized on property under construction was immaterial for all periods presented.

Impairment of long-lived assets:    The Company regularly reviews its individual stores’ operating performance, together with current market conditions, for indicators of impairment. When events or changes in circumstances indicate that the carrying value of the individual store’s assets may not be recoverable, its future undiscounted cash flows are compared to the carrying value. If the carrying value of store assets to be held and used is greater than the future undiscounted cash flows, an impairment loss is recognized to record the assets at fair value. For property and equipment held for sale, the Company recognizes impairment charges for the excess of the carrying value plus estimated costs of disposal over the fair value. Fair values are based on discounted cash flows or current market rates. These estimates of fair value can be significantly impacted by factors such as changes in the current economic environment and real estate market conditions. Long-lived asset impairments are recorded as a component of Selling and administrative expenses.

Lease exit costs:    The Company records a liability for costs associated with closures of retail stores, distribution centers and other properties that are no longer utilized in current operations. For properties that have closed and are under long-term lease agreements, the present value of any remaining liability under the lease, net of estimated sublease recovery and discounted using credit adjusted risk-free rates, is recognized as a liability and charged to (Gain) loss on property dispositions and impairment losses, net. These lease liabilities are usually paid over the lease terms associated with the property. Adjustments to lease exit reserves primarily relate to changes in subtenant income or actual exit costs that differ from original estimates. Lease exit reserves for closed properties are included as a component of Other current liabilities and Other long-term liabilities.

Intangible assets, net:    The Company reviews finite-lived intangible assets for impairment in accordance with its policy for long-lived assets. The Company reviews intangible assets with indefinite useful lives and tests for impairment annually on the first day of the fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The review consists of comparing the estimated fair value of the cash flows generated by the asset to the carrying value of the asset. Intangible assets with indefinite useful lives consist of restricted covenants and liquor licenses. Intangible assets with finite lives consist primarily of trade names, naming rights, customer prescription files, internally developed software and beneficial lease rights. Intangible assets with finite lives are amortized on a straight-line basis over an estimated economic life ranging from five to 40 years.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Beneficial lease rights and unfavorable lease obligations are recorded on acquired leases based on the differences between the contractual rents for the remaining lease terms under the respective lease agreement and prevailing market rents for the related geography as of the lease acquisition date. Beneficial lease rights and unfavorable lease obligations are amortized over the expected lease term using the straight-line method.

Business combination measurements:    In accordance with applicable accounting standards, the Company estimates the fair value of acquired assets and assumed liabilities as of the acquisition date of business combinations. These fair value adjustments are input into the calculation of goodwill related to the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition.

The fair value of assets acquired and liabilities assumed are determined using market, income and cost approaches from the perspective of a market participant. The fair value measurements can be based on significant inputs that are not readily observable in the market. The market approach indicates value for a subject asset based on available market pricing for comparable assets. The market approach used includes prices and other relevant information generated by market transactions involving comparable assets, as well as pricing guides and other sources. The income approach indicates value for a subject asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required market rate of return that reflects the relative risk of achieving the cash flows and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used for certain assets for which the market and income approaches could not be applied due to the nature of the asset. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, adjusted for obsolescence, whether physical, functional or economic.

Goodwill:    The Company reviews goodwill for impairment annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, it is unnecessary to perform a quantitative analysis. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis.

Investment in unconsolidated affiliates:    The Company records equity in earnings from unconsolidated affiliates in Other income. Income from unconsolidated affiliates, excluding losses related to the disposal of the Company’s investment in Casa Ley, S.A. de C.V. (“Casa Ley”), was immaterial in fiscal 2018, fiscal 2017 and fiscal 2016.

El Rancho:    On November 16, 2017, the Company acquired an equity interest in Mexico Foods Parent LLC and La Fabrica Parent LLC (“El Rancho”), a Texas-based specialty grocer with 16 stores, for $100.0 million purchase consideration, consisting of $70.0 million in cash and $30.0 million of equity in the Company. The investment represents a 45% ownership interest in El Rancho which the Company is accounting for under the equity method. The Company has the option to acquire the remaining 55% of El Rancho at any time until six months after the delivery of El Rancho’s financial results for the fiscal year ended December 31, 2021. If the Company elects to exercise the option to acquire the remaining equity of El Rancho, the price to be paid will be calculated using a predetermined market-based formula.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Casa Ley:    During the fourth quarter of fiscal 2017, the Company sold its equity method investment in Casa Ley to Tenedora CL del Noroeste, S.A. de C.V. for (Peso)6.5 billion Mexican pesos (approximately $348.4 million in U.S. dollars). In connection with the sale, the Company recorded a loss, net of $25.0 million in the third quarter of fiscal 2017, which is included in Other income, driven by the change in the fair value of the assets held for sale and the change in fair value of the related Casa Ley contingent value rights (“CVRs”). Net proceeds from the sale were used to distribute approximately $222 million in cash (or approximately $0.934 in cash per Casa Ley CVR) pursuant to the terms of the Casa Ley CVR agreement.

Company-Owned life insurance policies (“COLI”):    The Company has COLI policies that have a cash surrender value. The Company has loans against these policies. The Company has no intention of repaying the loans prior to maturity or cancellation of the policies. Therefore, the Company offsets the cash surrender value by the related loans. As of February 23, 2019 and February 24, 2018, the cash surrender values of the policies were $158.8 million and $170.9 million, and the balances of the policy loans were $94.4 million and $103.4 million, respectively. The net balance of the COLI policies is included in Other assets.

Interest rate risk management:    The Company has entered into several interest rate swap contracts (“Swaps”) to hedge against the variability in cash flows relating to interest payments on its outstanding variable rate term debt. Swaps are recognized in the Consolidated Balance Sheets at fair value. Changes in the fair value of Swaps designated as cash flow hedges, to the extent the hedges are highly effective, are recorded in Other comprehensive (loss) income, net of income taxes. Ineffective portions of cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income (loss) is reclassified into current period earnings when the hedged transaction affects earnings. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively.

Energy contracts:    The Company has entered into contracts to purchase electricity and natural gas at fixed prices for a portion of its energy needs. The Company expects to take delivery of the electricity and natural gas in the normal course of business. Contracts that qualify for the normal purchase exception under derivatives and hedging accounting guidance are not recorded at fair value. Energy purchased under these contracts is expensed as delivered. The Company also manages its exposure to changes in diesel prices utilized in the Company’s distribution process through the use of short-term heating oil derivative contracts. These contracts are economic hedges of price risk and are not designated or accounted for as hedging instruments for accounting purposes. Changes in the fair value of these instruments are recognized in earnings.

Self-Insurance liabilities:    The Company is primarily self-insured for workers’ compensation, property, automobile and general liability. The self-insurance liability is undiscounted and determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The Company has established stop-loss amounts that limit the Company’s further exposure after a claim reaches the designated stop-loss threshold. Stop-loss amounts for claims incurred for the years presented range from $0.5 million to $5.0 million per claim, depending upon the type of insurance coverage and the year the claim was incurred. In determining its self-insurance liabilities, the Company performs a continuing review of its overall position and reserving techniques. Since recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities.

The Company has reinsurance receivables of $20.3 million and $21.7 million recorded within Receivables, net and $41.1 million and $62.4 million recorded within Other assets as of February 23, 2019 and February 24, 2018, respectively. The self-insurance liabilities and related reinsurance receivables are recorded gross.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Changes in self-insurance liabilities consisted of the following (in millions):

	February 23, 2019	February 24, 2018
Beginning balance	$1,217.7	$1,264.9
Expense	323.5	314.4
Claim payments	(279.3)	(287.6)
Other reductions(1)	(115.6)	(74.0)

Ending balance	1,146.3	1,217.7
Less current portion	(306.8)	(296.0)

Long-term portion	$839.5	$921.7

(1)	Primarily reflects the systematic adjustments to the fair value of assumed self-insurance liabilities from acquisitions and actuarial adjustments for claims experience.

Deferred rents:    The Company recognizes rent holidays from the period of time the Company has possession of the property, as well as tenant allowances and escalating rent provisions, on a straight-line basis over the expected term of the operating lease. The expected term may also include the exercise of renewal options if such exercise is determined to be reasonably assured and is used to determine whether the lease is capital or operating. Deferred rents are included in Other current liabilities and Other long-term liabilities.

Deferred gains on leases:    The Company may receive up-front funds upon sublease or assignment of existing leases. Deferred gains related to subleases and assignments as of February 23, 2019 and February 24, 2018 were $13.7 million and $13.9 million, respectively, recorded in Other current liabilities, and $44.9 million and $58.6 million, respectively, recorded in Other long-term liabilities. These proceeds are amortized on a straight-line basis over an estimated sublease term.

In addition, deferred gains have been recorded in connection with several sale-leaseback transactions and are amortized over the lives of the leases. The current portion of deferred gains related to sale-leaseback transactions was $46.5 million and $62.4 million as of February 23, 2019 and February 24, 2018, respectively, recorded in Other current liabilities, with the long-term portion of $819.1 million and $482.2 million as of February 23, 2019 and February 24, 2018, respectively, recorded in Other long-term liabilities. Amortization of deferred gains related to sale-leaseback transactions was $75.7 million, $50.3 million and $37.0 million in fiscal 2018, fiscal 2017 and fiscal 2016, respectively, and was recorded as a component of Selling and administrative expenses.

Benefit plans and Multiemployer plans:    Substantially all of the Company’s employees are covered by various contributory and non-contributory pension, profit sharing or 401(k) plans, in addition to dedicated defined benefit plans for certain Safeway Inc. (“Safeway”), Shaw’s and United Supermarkets, LLC (“United”) employees. Certain employees participate in a long-term retention incentive bonus plan. The Company also provides certain health and welfare benefits, including short-term and long-term disability benefits to inactive disabled employees prior to retirement.

The Company recognizes a liability for the underfunded status of the defined benefit plans as a component of Other long-term liabilities. Actuarial gains or losses and prior service costs or credits are recorded within Other comprehensive (loss) income. The determination of the Company’s obligation and related expense for its sponsored pensions and other post-retirement benefits is dependent, in part, on management’s selection of certain actuarial assumptions in calculating these amounts. These assumptions include, among other things, the discount rate and expected long-term rate of return on plan assets.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Most union employees participate in multiemployer retirement plans pursuant to collective bargaining agreements, unless the collective bargaining agreement provides for participation in plans sponsored by the Company. Pension expense for the multiemployer plans is recognized as contributions are funded.

See Note 12—Employee benefit plans and collective bargaining agreements for additional information.

Revenue recognition:    Revenues from the retail sale of products are recognized at the point of sale to the customer, net of returns and sales tax. Pharmacy sales are recorded upon the customer receiving the prescription. Third party receivables from pharmacy sales were $252.2 million and $205.5 million as of February 23, 2019 and February 24, 2018, respectively, and are recorded in Receivables, net. For eCommerce related sales, which primarily include home delivery, “Drive Up and Go” curbside pickup and meal kit delivery, revenues are recognized upon either pickup in store or delivery to the customer and may include revenue for separately charged delivery services. Discounts provided to customers by the Company at the time of sale are recognized as a reduction in sales as the products are sold. Discounts provided to customers by vendors, usually in the form of coupons, are not recognized as a reduction in sales, provided the coupons are redeemable at any retailer that accepts coupons. The Company recognizes revenue and records a corresponding receivable from the vendor for the difference between the sales prices and the cash received from the customer. The Company records a contract liability when rewards are earned by customers in connection with the Company’s loyalty programs. As rewards are redeemed or expire, the Company reduces the contract liability and recognizes revenue. The contract liability balance was immaterial in fiscal 2018, fiscal 2017 and fiscal 2016.

The Company records a contract liability when it sells its own proprietary gift cards. The Company records a sale when the customer redeems the gift card. The Company’s gift cards do not expire. The Company reduces the contract liability and records revenue for the unused portion of gift cards (“breakage”) in proportion to its customers’ pattern of redemption, which the Company determined to be the historical redemption rate. The Company’s contract liability related to gift cards was $55.9 million as of February 23, 2019 and $55.6 million as of February 24, 2018.

Disaggregated Revenues

The following table represents sales revenue by type of similar product (in millions):

	Fiscal 2018		Fiscal 2017		Fiscal 2016
	Amount (1)	% of Total	Amount (1)	% of Total	Amount (1)	% of Total
Non-perishables(2)	$26,371.8	43.6%	$26,522.0	44.3%	$26,699.2	44.7%
Perishables(3)	24,920.9	41.2%	24,583.7	41.0%	24,398.5	40.9%
Pharmacy	4,986.6	8.2%	5,002.6	8.3%	5,119.2	8.6%
Fuel	3,455.9	5.7%	3,104.6	5.2%	2,693.4	4.5%
Other(4)	799.3	1.3%	711.7	1.2%	767.9	1.3%

Total	$60,534.5	100.0%	$59,924.6	100.0%	$59,678.2	100.0%

(1)	eCommerce related sales are included in the categories to which the revenue pertains.
(2)	Consists primarily of general merchandise, grocery and frozen foods.
(3)	Consists primarily of produce, dairy, meat, deli, floral and seafood.
(4)	Consists primarily of lottery and various other commissions, rental income and other miscellaneous income.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Cost of sales and vendor allowances:    Cost of sales includes, among other things, purchasing, inbound freight costs, product quality testing costs, warehousing costs, internal transfer costs, advertising costs, private label program costs and strategic sourcing program costs.

The Company receives vendor allowances or rebates (“Vendor Allowances”) for a variety of merchandising initiatives and buying activities. The terms of the Company’s Vendor Allowances arrangements vary in length but are primarily expected to be completed within a quarter. The Company records Vendor Allowances as a reduction of Cost of sales when the associated products are sold. Vendor Allowances that have been earned as a result of completing the required performance under terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. The reduction of inventory for these Vendor Allowances was $74.8 million and $60.6 million as of February 23, 2019 and February 24, 2018, respectively.

Advertising costs are included in Cost of sales and are expensed in the period the advertising occurs. Cooperative advertising funds are recorded as a reduction of Cost of sales when the advertising occurs. Advertising costs were $422.3 million, $497.5 million and $502.4 million, net of cooperative advertising allowances of $101.3 million, $81.1 million and $71.9 million for fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

Selling and administrative expenses:    Selling and administrative expenses consist primarily of store and corporate employee-related costs such as salaries and wages, health and welfare, workers’ compensation and pension benefits, as well as marketing and merchandising, rent, occupancy and operating costs, gains and losses related to the disposition of properties, asset impairment losses, amortization of intangibles and other administrative costs.

Income taxes:    Prior to the Reorganization Transactions, ACL was organized as a limited liability company, wholly owned by its parent, AB Acquisition. As such, income taxes in respect of these operations were payable by the equity members of AB Acquisition. Entity-level federal and state taxes were provided on ACL’s Subchapter C corporation subsidiaries, and state income taxes on its limited liability company subsidiaries where applicable. Upon completion of the Reorganization Transactions, all of the operating subsidiaries became subsidiaries of Albertsons Companies Inc., with all operations taxable as part of a consolidated group for federal and state income tax purposes. In connection with the Reorganization Transactions, in the fourth quarter of fiscal 2017, the Company recorded deferred income taxes on operations held by limited liability companies and previously taxed to the equity members. The Company’s loss before taxes is primarily from domestic operations.

Deferred taxes are provided for the net tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company reviews tax positions taken or expected to be taken on tax returns to determine whether and to what extent a tax benefit can be recognized. The Company evaluates its positions taken and establishes liabilities in accordance with the applicable accounting guidance for uncertain tax positions. The Company reviews these liabilities as facts and circumstances change and adjusts accordingly. The Company recognizes any interest and penalties associated with uncertain tax positions as a component of Income tax expense. The Tax Act requires a U.S. shareholder of a controlled foreign corporation to provide U.S. taxes on its share of global low-taxed income (“GILTI”). The current and deferred tax impact of GILTI is not material to the Company. Accordingly, the Company will report the tax impact of GILTI as a period cost and not provide deferred taxes for the basis difference that would be expected to reverse as GILTI.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Company is contractually indemnified by SUPERVALU INC. (“SuperValu”) for any tax liability of New Albertsons L.P. (“NALP”) arising from tax years prior to the NALP acquisition. The Company is also contractually obligated to pay SuperValu any tax benefit it receives in a tax year after the NALP acquisition as a result of an indemnification payment made by SuperValu. An indemnification asset and liability, where necessary, has been recorded to reflect this arrangement.

Segments:    The Company and its subsidiaries offer grocery products, general merchandise, health and beauty care products, pharmacy, fuel and other items and services in its stores or through eCommerce channels. The Company’s retail operating divisions are geographically based, have similar economic characteristics and similar expected long-term financial performance and are reported in one reportable segment. The Company’s operating segments and reporting units are its 13 divisions, which have been aggregated into one reportable segment. Each reporting unit constitutes a business for which discrete financial information is available and for which management regularly reviews the operating results. The Company operates similar store formats across all operating segments. Each store offers the same general mix of products with similar pricing to similar categories of customers, has similar distribution methods, operates in similar regulatory environments and purchases merchandise from similar or the same vendors.

Recently adopted accounting standards:    In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted this guidance in the first quarter of fiscal 2018 on a modified retrospective basis, including implementing changes to processes and controls to comply with the new disclosure requirements. The adoption of this standard resulted in a decrease to accumulated deficit of $5.8 million. The adjustment relates to breakage on the unredeemed portion of the Company’s gift cards, which are now recognized in proportion to customer redemptions of gift cards, rather than waiting until the likelihood of redemption becomes remote. Similar to previous guidance, in certain third-party arrangements where the Company had previously determined it acts as a principal versus an agent, the Company will continue to record revenue for these arrangements on a gross basis under the new guidance.

In March 2017, the FASB issued ASU 2017-07, “Compensation—Retirement Benefits (Topic 715)—Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.” The Company adopted this guidance in the first quarter of fiscal 2018 on a retrospective basis. This ASU requires an employer to report the service cost component of net pension and post-retirement expense in the same line as other compensation costs from services rendered by employees during the period. Other components of net pension and post-retirement expense are required to be presented in the income statement separately from the service cost component. For the fiscal years ended February 24, 2018 and February 25, 2017, the Company reclassified $51.7 million and $32.9 million, respectively, of non-service pension and post-retirement cost components to Other income from Selling and administrative expenses.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows—Restricted Cash (Topic 230)”. The Company adopted this guidance in the first quarter of fiscal 2018 on a retrospective basis. The new guidance requires that restricted cash be added to Cash and cash equivalents when reconciling the beginning and ending amounts on the Consolidated Statements of Cash Flows. The guidance also requires entities that report cash and cash equivalents and restricted cash separately on the Consolidated Balance Sheets to reconcile those amounts to the Consolidated Statements of Cash Flows. For the fiscal years ended February 24, 2018 and February 25, 2017, the adoption of this standard resulted in a decrease to Net cash used in investing activities and an increase to Net increase

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(decrease) in cash and cash equivalents and restricted cash of $(0.6) million and $3.4 million, respectively. The following table provides a reconciliation of the amount of Cash and cash equivalents reported on the Consolidated Balance Sheets to the total of Cash and cash equivalents and restricted cash shown on the Consolidated Statements of Cash Flows (in millions):

	February 23, 2019	February 24, 2018	February 25, 2017
Cash and cash equivalents	$926.1	$670.3	$1,219.2
Restricted cash	41.6	10.5	9.9

Cash and cash equivalents and restricted cash	$967.7	$680.8	$1,229.1

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815)”. The new guidance more closely aligns the results of cash flow and fair value hedge accounting with risk management activities through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results in the financial statements. The guidance expands hedge accounting for both nonfinancial and financial risk components and refines the measurement of hedge results to better reflect an entity’s hedging strategies. The Company elected to early adopt this ASU beginning the first day of fiscal 2018. The adoption of this guidance did not have a material impact on the Company’s Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The ASU is intended to improve the recognition and measurement of financial instruments. The Company adopted this guidance in the first quarter of fiscal 2018. The new guidance requires equity investments, other than those accounted for under the equity method, to be measured at fair value, with changes in fair value recognized in net income. The guidance also amends certain disclosure requirements associated with the fair value of financial instruments. The adoption of this guidance did not have a material impact on the Company’s Consolidated Financial Statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)”. The ASU is intended to improve the recognition and measurement of financial instruments. The new guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company elected to early adopt this ASU in the second quarter of fiscal 2018 on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s Consolidated Financial Statements.

Recently issued accounting standards:    In February 2016, the FASB issued ASU 2016-02, ”Leases (Topic 842)”. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require both classifications of leases, operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease will depend on its classification. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. The Company plans to adopt this guidance in the first quarter of fiscal 2019. The Company plans to apply the practical expedients permitted within the guidance, which allows the Company to carryforward its historical lease classification, and to apply the transition option which does not require application of the guidance to comparative periods in the year of adoption. The Company has formed a dedicated project team and developed a comprehensive multi-stage project plan to assess and implement this ASU. This assessment includes reviewing all

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

forms of leases and leveraging a technology solution in implementing the new ASU. Upon adoption of the ASU, the Company expects to recognize a right of use asset of approximately $5.3 billion and a lease liability of approximately $5.4 billion. Upon adoption of the ASU, the Company also expects to recognize a transitional adjustment of approximately $866 million ($641 million, net of tax) to Stockholders’ equity to eliminate deferred gains on sale-leaseback transactions. The transitional adjustment of the deferred gain on sale-leaseback transactions will result in the elimination of approximately $47 million ($34 million, net of tax) of annual amortization of deferred gains in future Consolidated Statements of Operations. The Company does not expect the adoption to have a material impact on the Company’s Consolidated Statements of Cash Flows. The preparation for adoption of this ASU is ongoing and the estimated impacts of adoption are preliminary and subject to change.

In February 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. This ASU amends ASC 220, “Income Statement—Reporting Comprehensive Income,” to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Act. In addition, under the ASU, the Company may be required to provide certain disclosures regarding stranded tax effects. The ASU will take effect for public entities for annual reporting periods beginning after December 15, 2018, and interim periods within those fiscal years. The Company plans to adopt this guidance in the first quarter of fiscal 2019. The Company is currently evaluating the effect of the standard on its Consolidated Financial Statements.

NOTE 2—ACQUISITIONS

Termination of Merger Agreement with Rite Aid

As previously disclosed, on February 18, 2018, the Company and its wholly-owned subsidiaries, Ranch Acquisition II LLC and Ranch Acquisition Corp. (together with Ranch Acquisition II LLC, “Merger Subs”) and Rite Aid Corporation (“Rite Aid”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). On August 8, 2018, the Company, Merger Subs and Rite Aid entered into a Termination Agreement (the “Termination Agreement”) under which the parties mutually agreed to terminate the Merger Agreement. Subject to limited customary exceptions, the Termination Agreement also mutually releases the parties from any claims of liability to one another relating to the contemplated merger transaction. Under the terms of the Merger Agreement, neither the Company nor Rite Aid will be responsible for any payments to the other party as a result of the termination of the Merger Agreement.

Fiscal 2017

Plated

On September 20, 2017, the Company acquired DineInFresh, Inc. (“Plated”), a provider of meal kit services, for purchase consideration of $219.5 million, consisting of cash consideration of $117.3 million, deferred cash consideration with a fair value of $42.1 million, and contingent consideration with a fair value of $60.1 million on the acquisition date. The total deferred cash consideration is $50.0 million and is paid out in installment payments over three years. In addition, the sellers have the potential to earn additional contingent consideration of up to $125.0 million if certain revenue targets are met over the next three years. The contingent consideration will be paid in cash or equity that is puttable to the Company in the event the Company’s parent does not complete an initial public offering or change of control within a certain period of time following the closing.

The Plated acquisition was accounted for under the acquisition method of accounting. The purchase price was allocated to the fair values of the identifiable assets and liabilities, with any excess

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

of purchase price over the fair value recognized as goodwill. Net assets acquired primarily consisted of intangible assets and goodwill valued at $67.1 million and $146.2 million, respectively. Intangible assets acquired consisted of trademarks and tradenames, customer lists and software. The goodwill was primarily attributable to synergies the Company expects to achieve related to the acquisition, and was allocated to the Company’s operating segments which are its reporting units. In connection with the acquisition, the Company also expensed $6.3 million related to unvested equity awards of Plated.

The goodwill is not deductible for tax purposes. Pro forma results are not presented as the acquisition was not considered material to the Company. Third party acquisition-related costs were immaterial for fiscal 2017 and were expensed as incurred as a component of Selling and administrative expenses.

MedCart

On May 31, 2017, the Company acquired MedCart Specialty Pharmacy for $34.5 million, including the cost of acquired inventory. The acquisition was accounted for under the acquisition method of accounting and resulted in $11.6 million of goodwill that is deductible for tax purposes. In connection with the purchase, the Company provided an earn-out opportunity that has the potential to pay the sellers an additional $17.2 million, collectively, if the business achieves specified performance targets during the first three years subsequent to the acquisition. As the earn-out is conditioned on the continued service of the sellers, it will be recorded as compensation expense based on the probability of achieving the performance targets. Pro forma results are not presented, as the acquisition was not considered material to the Company.

Fiscal 2016

Haggen

During fiscal 2015, Haggen Holdings, LLC (“Haggen”) secured Bankruptcy Court approval for bidding procedures for the sale of 29 stores. On March 25, 2016, the Company entered into a purchase agreement to acquire the 29 stores from Haggen, including 15 stores originally sold to Haggen as part of the Federal Trade Commission mandated divestitures, and certain trade names and intellectual property, for an aggregate purchase price of approximately $113.8 million, including the cost of acquired inventory. The fiscal 2016 Haggen transaction was accounted for under the acquisition method of accounting. The following summarizes the allocation of the fair value of assets acquired and liabilities assumed at the acquisition date (in millions):

June 2, 2016
Inventory	$31.8
Other current assets	2.5
Property and equipment	89.9
Intangible assets, primarily pharmacy scripts and trade names	31.4

Total assets acquired	155.6
Capital lease obligations	35.2
Other long-term liabilities	22.7

Total liabilities assumed	57.9

Net assets purchased	97.7
Goodwill	16.1

Total purchase consideration	$113.8

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The goodwill recorded of $16.1 million was primarily attributable to the operational and administrative synergies expected to arise from the transaction. The goodwill associated with this transaction is deductible for tax purposes. This transaction did not have a material impact on the Company’s Consolidated Statement of Operations and Comprehensive Income (Loss) for fiscal 2016. Pro forma results are not presented, as the acquisition was not considered material to the consolidated Company. Third-party acquisition-related costs were immaterial for fiscal 2016 and were expensed as incurred as a component of Selling and administrative expenses.

During fiscal 2016, the Company had other individually immaterial acquisitions resulting in net cash paid of $106.8 million and an additional $20.6 million of goodwill.

NOTE 3—LEASE EXIT COSTS AND PROPERTIES HELD FOR SALE

Lease Exit Costs

Changes to the Company’s lease exit cost reserves for closed properties consisted of the following (in millions):

	February 23, 2019	February 24, 2018
Beginning balance	$58.2	$44.4
Additions	26.6	32.7
Payments	(16.6)	(17.9)
Disposals	(1.7)	(1.0)

Ending balance	$66.5	$58.2

The Company closed 55 non-strategic stores in fiscal 2018 and 26 in fiscal 2017. Lease exit costs related to closed properties were recorded at the time of closing as a component of Selling and administrative expenses.

Properties Held for Sale

Assets held for sale and liabilities held for sale are recorded in Other current assets and Other current liabilities, respectively, and consisted of the following (in millions):

	February 23, 2019	February 24, 2018
Assets held for sale:
Beginning balance	$29.9	$3.1
Transfers in	18.6	295.5
Disposals	(46.7)	(268.7)

Ending balance	$1.8	$29.9

Liabilities held for sale:
Beginning balance	$10.5	$15.4
Transfers in	5.7	—
Disposals	(7.9)	(4.9)

Ending balance	$8.3	$10.5

Sale-Leaseback Transactions

During fiscal 2018, the Company, through three separate transactions, completed the sale and leaseback of seven of the Company’s distribution centers for an aggregate purchase price, net of

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

closing costs, of approximately $950 million. In connection with the sale and leasebacks, the Company entered into lease agreements for each of the properties for initial terms of 15 to 20 years. The aggregate initial annual rent payment for the properties will be approximately $55 million and includes 1.50% to 1.75% annual rent increases over the initial lease terms. The Company qualified for sale-leaseback and operating lease accounting on all of the distribution centers and recorded total deferred gains of $362.5 million, which are being amortized over the respective lease periods.

During fiscal 2017, certain subsidiaries of the Company sold 94 of the Company’s store properties for an aggregate purchase price, net of closing costs, of approximately $962 million. In connection with the sale and subsequent leaseback, the Company entered into lease agreements for each of the properties for initial terms of 20 years with varying multiple five-year renewal options. The aggregate initial annual rent payments for the 94 properties will be approximately $65 million, with scheduled rent increases occurring generally every one or five years over the initial 20-year term. The Company qualified for sale-leaseback and operating lease accounting on 80 of the store properties and recorded a deferred gain of $360.1 million, which is being amortized over the respective lease periods. The remaining 14 stores did not qualify for sale-leaseback accounting primarily due to continuing involvement with adjacent properties that have not been legally subdivided from the store properties. The Company expects these store properties to qualify for sale-leaseback accounting once the adjacent properties have been legally subdivided. The financing lease liability recorded for the 14 store properties was $133.4 million.

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in millions):

	February 23, 2019	February 24, 2018
Land	$2,382.7	$2,624.7
Buildings	4,968.4	5,407.9
Property under construction	652.2	579.3
Leasehold improvements	1,468.3	1,367.5
Fixtures and equipment	5,132.1	4,488.9
Property under capital leases	970.8	1,037.1

Total property and equipment	15,574.5	15,505.4
Accumulated depreciation and amortization	(5,713.2)	(4,735.1)

Total property and equipment, net	$9,861.3	$10,770.3

Depreciation expense was $1,257.7 million, $1,330.5 million and $1,245.5 million for fiscal 2018, fiscal 2017 and fiscal 2016, respectively. Amortization expense related to capitalized lease assets was $101.4 million, $120.2 million and $144.5 million in fiscal 2018, fiscal 2017 and fiscal 2016, respectively. Fixed asset impairment losses of $31.0 million, $78.8 million and $39.5 million were recorded as a component of Selling and administrative expenses in fiscal 2018, fiscal 2017 and fiscal 2016, respectively. The impairment losses primarily relate to assets in underperforming stores.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in the Company’s goodwill balances (in millions):

	February 23, 2019	February 24, 2018
Balance at beginning of year	$1,183.3	$1,167.8
Acquisitions and related adjustments	—	157.8
Impairment	—	(142.3)

Balance at end of year	$1,183.3	$1,183.3

During the second quarter of fiscal 2017, there was a sustained decline in the market multiples of publicly traded peer companies. In addition, during the second quarter of fiscal 2017, the Company revised its short-term operating plan. As a result, the Company determined that an interim review of its recoverability of goodwill was necessary. Consequently, during the second quarter of fiscal 2017, the Company recorded a goodwill impairment loss of $142.3 million, substantially all within the Acme reporting unit relating to the November 2015 acquisition of stores from The Great Atlantic and Pacific Tea Company, Inc., due to changes in the estimate of its long-term future financial performance to reflect lower expectations for growth in revenue and earnings than previously estimated. The goodwill impairment loss was based on a quantitative analysis using a combination of a discounted cash flow model (income approach) and a guideline public company comparative analysis (market approach).

The Company’s Intangible assets, net consisted of the following (in millions):

		February 23, 2019			February 24, 2018
	Estimated useful lives (Years)	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Trade names	40	$1,959.1	$(231.7)	$1,727.4	$1,960.4	$(174.1)	$1,786.3
Beneficial lease rights	12	892.0	(410.6)	481.4	918.3	(355.7)	562.6
Customer prescription files	5	1,483.4	(1,276.1)	207.3	1,486.4	(1,078.1)	408.3
Internally developed software	5	672.4	(348.1)	324.3	537.1	(246.3)	290.8
Other intangible assets(1)	6	22.4	(14.4)	8.0	27.1	(7.9)	19.2

Total finite-lived intangible assets		5,029.3	(2,280.9)	2,748.4	4,929.3	(1,862.1)	3,067.2
Liquor licenses and restricted covenants	Indefinite	86.1	—	86.1	75.3	—	75.3

Total intangible assets, net		$5,115.4	$(2,280.9)	$2,834.5	$5,004.6	$(1,862.1)	$3,142.5

(1)	Other intangible assets consists of covenants not to compete, specialty accreditation and licenses and patents.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Amortization expense for intangible assets with finite useful lives was $444.2 million, $525.2 million and $512.7 million for fiscal 2018, fiscal 2017 and fiscal 2016, respectively. Estimated future amortization expense associated with the net carrying amount of intangibles with finite lives is as follows (in millions):

Fiscal Year	Amortization Expected
2019	$457.9
2020	217.8
2021	191.8
2022	163.8
2023	119.0
Thereafter	1,598.1

Total	$2,748.4

During fiscal 2018, fiscal 2017 and fiscal 2016, the Company had intangible asset impairment losses of $5.3 million, $22.1 million and $7.1 million, respectively. The impairment losses primarily relate to underperforming stores, with fiscal 2017 also including a $12.8 million loss related to information technology assets in connection with the Company’s development of a new digital platform.

The Company had long-term liabilities for unfavorable operating lease intangibles related to above-market leases of $372.6 million and $440.1 million as of February 23, 2019 and February 24, 2018, respectively. Amortization of unfavorable operating leases recorded as a reduction of expense was $64.5 million, $77.8 million and $97.9 million for fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

NOTE 6—FAIR VALUE MEASUREMENTS

The accounting guidance for fair value established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities;

Level 2	—	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3	—	Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table presents assets and liabilities which are measured at fair value on a recurring basis as of February 23, 2019 (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents:
Money Market	$489.0	$489.0	$—	$—
Short-term investments(1)	23.1	21.0	2.1	—
Non-current investments(2)	84.2	30.5	53.7	—

Total	$596.3	$540.5	$55.8	$—

Liabilities:
Derivative contracts(3)	$21.1	$—	$21.1	$—

Total	$21.1	$—	$21.1	$—

(1)	Primarily relates to Mutual Funds. Included in Other current assets.
(2)	Primarily relates to investments in publicly traded stock (Level 1) and U.S. Treasury Notes and Corporate Bonds (Level 2). Included in Other assets.
(3)	Primarily relates to interest rate swaps. Included in Other current liabilities.

The following table presents assets and liabilities which are measured at fair value on a recurring basis as of February 24, 2018 (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents:
Money Market	$198.0	$198.0	$—	$—
Short-term investments(1)	24.5	22.1	2.4	—
Non-current investments(2)	91.2	40.2	51.0	—

Total	$313.7	$260.3	$53.4	$—

Liabilities:
Derivative contracts(3)	$11.8	$—	$11.8	$—
Contingent consideration(4)	60.0	—	—	60.0

Total	$71.8	$—	$11.8	$60.0

(1)	Primarily relates to Mutual Funds. Included in Other current assets.
(2)	Primarily relates to investments in publicly traded stock (Level 1) and U.S. Treasury Notes and Corporate Bonds (Level 2). Included in Other assets.
(3)	Primarily relates to interest rate swaps. Included in Other current liabilities.
(4)	Included in Other current liabilities and Other long-term liabilities.

Contingent consideration obligations are a Level 3 measurement based on cash flow projections and other assumptions for the milestone performance targets. Changes in fair value of the contingent consideration are recorded in the consolidated statements of operations within Other income.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

A reconciliation of the beginning and ending balances for contingent consideration obligations are as follows (in millions):

	Contingent Consideration
	February 23, 2019	February 24, 2018
Beginning balance	$60.0	$281.0
Plated acquisition	—	60.1
Change in fair value	(59.3)	(50.9)
Payments	(0.7)	(230.2)

Ending balance	$—	$60.0

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. As of February 23, 2019, the fair value of total debt was $9,801.2 million compared to a carrying value of $10,086.3 million, excluding debt discounts and deferred financing costs. As of February 24, 2018, the fair value of total debt was $10,603.4 million compared to the carrying value of $11,340.5 million, excluding debt discounts and deferred financing costs.

Assets Measured at Fair Value on a Nonrecurring Basis

The Company measures certain assets at fair value on a non-recurring basis, including long-lived assets and goodwill, which are evaluated for impairment. Long-lived assets include store-related assets such as property and equipment and certain intangible assets. The inputs used to determine the fair value of long-lived assets and a reporting unit are considered Level 3 measurements due to their subjective nature. As described elsewhere in these Consolidated Financial Statements, the Company recorded a goodwill impairment loss of $142.3 million during fiscal 2017. No goodwill impairment losses were recorded during fiscal 2018 and fiscal 2016. The Company also recorded long-lived asset impairment losses of $36.3 million, $100.9 million and $46.6 million during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

NOTE 7—DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Risk Management

The Company is exposed to market risk from fluctuations in interest rates. The Company manages its exposure to interest rate fluctuations through the use of interest rate swaps (the “Cash Flow Hedges”). The Company’s risk management objective and strategy with respect to interest rate swaps is to protect the Company against adverse fluctuations in interest rates by reducing its exposure to variability in cash flows relating to interest payments on a portion of its outstanding debt. The Company is meeting its objective by hedging the risk of changes in its cash flows (interest payments) attributable to changes in the London Inter-Bank Offering Rate (“LIBOR”), the designated benchmark interest rate being hedged, on an amount of the Company’s debt principal equal to the then-outstanding swap notional amount.

Cash Flow Interest Rate Swaps

For derivative instruments that are designated and qualify as Cash Flow Hedges of forecasted interest payments, the Company reports the effective portion of the gain or loss as a component of Other comprehensive income (loss) until the interest payments being hedged are recorded as Interest

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

expense, net, at which time the amounts in Other comprehensive income (loss) are reclassified as an adjustment to Interest expense, net. Gains or losses on any ineffective portion of derivative instruments in cash flow hedging relationships are recorded in the period in which they occur as a component of Other income in the Consolidated Statement of Operations and Comprehensive Income (Loss). The Company has entered into several swaps with maturity dates in 2019, 2021 and 2023 to hedge against variability in cash flows relating to interest payments on a portion of the Company’s outstanding variable rate term debt. The aggregate notional amount of all swaps as of February 23, 2019 and February 24, 2018, were $2,123.2 million and $3,110.0 million, of which $2,065.2 million and $3,052.0 million are designated as Cash Flow Hedges, respectively, as defined by GAAP. The undesignated portion of the Company’s interest rate swaps is attributable to principal payments expected to be made through the loan’s maturity.

During fiscal 2014, in connection with the financing related to the Safeway acquisition, the Company entered into a deal-contingent interest rate swap (“Deal-Contingent Swap”) used to hedge against adverse fluctuations in interest rates by reducing its exposure to variability in cash flows relating to interest payments on anticipated variable rate debt issuances in connection with the Safeway acquisition. In accordance with the swap agreement, the Company receives a floating rate of interest and pays a fixed rate of interest for the life of the contract. The aggregate notional amount of the Deal-Contingent Swap as of February 23, 2019 and February 24, 2018 was $930.2 million and $1,667.0 million, respectively. At the close of the Safeway acquisition, the Company designated it as a Cash Flow Hedge. The fair value of the swap liability on the designation date was $96.1 million with changes in fair value recorded through earnings for the period prior to the designation date.

On June 20, 2018, the Company entered into two new interest rate swap agreements with notional amounts of $339.0 million and $254.0 million, with an effective date of March 2019 and maturing in March 2023. These swaps hedge against variability in cash flows relating to interest payments on the Company’s outstanding variable rate debt. Accordingly, the interest rate swaps have been designated as Cash Flow Hedges as defined by GAAP.

As of February 23, 2019 and February 24, 2018, the fair value of the Company’s interest rate swap liability was $21.6 million and $13.0 million, respectively, and was recorded in Other current liabilities.

Contemporaneously with the refinancing of the Albertsons Term Loans on December 23, 2016 (as described in Note 8 - Long-term debt), the Company amended each of its existing interest rate swaps to reduce the floor on LIBOR from 100 basis points to 75 basis points. As a result, the Company dedesignated its original Cash Flow Hedges and redesignated the amended swaps prospectively. Losses of $23.9 million, net of tax, deferred into Other comprehensive income (loss) as of the dedesignation date, which were associated with the original Cash Flow Hedges, are being amortized to interest expense over the remaining life of the hedges.

Activity related to the Company’s derivative instruments designated as Cash Flow Hedges consisted of the following (in millions):

	Amount of (loss) income recognized from derivatives
Derivatives designated as hedging instruments	Fiscal 2018	Fiscal 2017	Fiscal 2016	Location of (loss) income recognized from derivatives
Designated interest rate swaps	$(15.5)	$47.0	$39.4	Other comprehensive (loss) income

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Activity related to the Company’s derivative instruments not designated as hedging instruments was immaterial during fiscal 2018, fiscal 2017 and fiscal 2016.

NOTE 8—LONG-TERM DEBT

The Company’s long-term debt as of February 23, 2019 and February 24, 2018, net of debt discounts of $197.0 million and $249.6 million, respectively, and deferred financing costs of $65.2 million and $79.7 million, respectively, consisted of the following (in millions):

	February 23, 2019	February 24, 2018
Albertsons Term Loans, due 2022 to 2025, interest range of 4.32% to 5.69%	$4,610.7	$5,610.7
Senior Unsecured Notes due 2024, 2025 and 2026, interest rate of 6.625%, 5.750% and 7.5%, respectively	3,071.6	2,476.1
Safeway Inc. 5.00% Senior Notes due 2019	—	269.5
Safeway Inc. 3.95% Senior Notes due 2020	137.2	137.5
Safeway Inc. 4.75% Senior Notes due 2021	130.6	130.8
New Albertson’s L.P. 6.52% to 7.15% Medium Term Notes due 2027 – 2028	154.0	190.9
Safeway Inc. 7.45% Senior Debentures due 2027	129.2	152.5
Safeway Inc. 7.25% Debentures due 2031	278.3	576.6
New Albertson’s L.P. 7.75% Debentures due 2026	143.0	140.1
New Albertson’s L.P. 7.45% Debentures due 2029	484.2	525.5
New Albertson’s L.P. 8.70% Debentures due 2030	186.8	186.6
New Albertson’s L.P. 8.00% Debentures due 2031	354.3	350.8
Other financing liabilities, unsecured	125.4	242.7
Mortgage notes payable, secured	18.8	20.9

Total debt	9,824.1	11,011.2
Less current maturities	(51.5)	(66.1)

Long-term portion	$9,772.6	$10,945.1

As of February 23, 2019, the future maturities of long-term debt, excluding debt discounts and deferred financing costs, consisted of the following (in millions):

2019	$51.5
2020	188.5
2021	181.9
2022	1,128.7
2023	1,533.2
Thereafter	7,002.5

Total	$10,086.3

The Company’s term loans (the “Albertsons Term Loans”), asset-based loan (“ABL”) facility (the “ABL Facility”) and certain of the outstanding notes and debentures have restrictive covenants, subject to the right to cure in certain circumstances, calling for the acceleration of payments due in the event of a breach of a covenant or a default in the payment of a specified amount of indebtedness due under certain debt arrangements. There are no restrictions on the Company’s ability to receive distributions from its subsidiaries to fund interest and principal payments due under the ABL Facility, the Albertsons Term Loans and the Company’s senior unsecured notes (the “Senior Unsecured Notes”). Each of the

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

ABL Facility, Albertsons Term Loans and the Senior Unsecured Notes restrict the ability of the Company to pay dividends and distribute property to the Company’s stockholders. As a result, all of the Company’s consolidated net assets are effectively restricted with respect to their ability to be transferred to the Company’s stockholders. Notwithstanding the foregoing, the ABL Facility, the Albertsons Term Loans and the Senior Unsecured Notes each contain customary exceptions for certain dividends and distributions, including the ability to make cumulative distributions under the Albertsons Term Loans and Senior Unsecured Notes of up to the greater of $1.0 billion or 4.0% of the Company’s total assets (which is measured at the time of such distribution) and the ability to make distributions if certain payment conditions are satisfied under the ABL Facility. During fiscal 2017, the Company utilized the foregoing exception in connection with distributions to equity holders (as described in Note 10 -Stockholders’ Equity). The Company was in compliance with all such covenants and provisions as of and for the fiscal year ended February 23, 2019.

Albertsons Term Loans

As of February 27, 2016, the Albertsons Term Loans under the Albertsons term loan agreement totaled $7,365.3 million, excluding debt discounts and deferred financing costs. The Albertsons Term Loans consisted of a Term B-2 Loan of $1,426.2 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.50%, a Term B-3 Loan of $914.4 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.125%, a Term B-4 Loan of $3,581.9 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.5%, a Term B-4-1 Loan of $297.8 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.5% and a Term B-5 Loan of $1,145.0 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.5%.

On May 31, 2016, a portion of the net proceeds from the issuance of the 6.625% Senior Unsecured Notes (the “2024 Notes”), as further discussed below, was used to repay $519.8 million of principal on the then-existing Term B-3 Loan due 2019. The Company wrote off $15.0 million of deferred financing costs and original issue discounts in connection with the Term B-3 Loan paydown.

On June 22, 2016, the Company amended the agreement governing the Albertsons Term Loans in which three new term loan tranches were established and certain provisions of such agreement were amended. The tranches consisted of $3,280.0 million of a 2016-1 Term B-4 Loan, $1,145.0 million of a 2016-1 Term B-5 Loan and $2,100.0 million of a Term B-6 Loan (collectively, the “June 2016 Term Loans”). The proceeds from the issuance of the June 2016 Term Loans, together with $300.0 million of borrowings under the ABL Facility, were used to repay the then-existing Albertsons Term Loans and related interest and fees (collectively, the “June 2016 Term Loan Refinancing”). The June 2016 Term Loan Refinancing was accounted for as a debt modification. In connection with the June 2016 Term Loan Refinancing, the Company expensed $27.6 million of financing costs and also wrote off $12.8 million of deferred financing costs associated with the original Albertsons Term Loans. The 2016-1 Term B-4 Loan had an original maturity date of August 25, 2021, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.5%. The 2016-1 Term B-5 Loan had an original maturity date of December 21, 2022, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.75%. The Term B-6 Loan had an original maturity date of June 22, 2023, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.75%.

On August 9, 2016, a portion of the net proceeds from the issuance of the 5.750% Senior Secured Notes (the “2025 Notes”), as further discussed below, was used to repay $500.0 million of principal on the Term B-6 Loan. The Company wrote off $9.2 million of deferred financing costs and original issue discounts in connection with the Term B-6 Loan paydown.

On December 23, 2016, the Company amended the agreement governing the Albertsons Term Loans in which three new term loan tranches were established and certain provisions of such agreement were amended. The new tranches consisted of $3,271.8 million of a new 2016-2 Term B-4

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Loan, $1,142.1 million of a new 2016-2 Term B-5 Loan and $1,600.0 million of a new 2016-1 Term B-6 Loan (collectively, the “New Term Loans”). The proceeds from the issuance of the New Term Loans were used to repay the then-existing Albertsons Term Loans and related interest and fees (collectively, the “December 2016 Term Loan Refinancing”). The December 2016 Term Loan Refinancing was accounted for as a debt modification. In connection with the December 2016 Term Loan Refinancing the Company expensed $7.9 million of financing costs and also wrote off $14.0 million of deferred financing costs associated with the original Albertsons Term Loans.

As of February 25, 2017, the Albertsons Term Loans under the Albertsons term loan agreement totaled $6,013.9 million, excluding debt discounts and deferred financing costs. The Albertsons Term Loans consisted of a Term B-4 Loan of $3,271.8 million with an interest rate of LIBOR, subject to a 0.75% floor, plus 3.00%, a Term B-5 Loan of $1,142.1 million with an interest rate of LIBOR, subject to a 0.75% floor, plus 3.25%, a Term B-6 Loan of $1,600.0 million with an interest rate of LIBOR, subject to a 0.75% floor, plus 3.25%.

On June 16, 2017, the Company repaid $250.0 million of the existing term loans. In connection with the repayment, the Company wrote off $7.6 million of deferred financing costs and original issue discounts.

On June 27, 2017, the Company entered into a repricing amendment to the term loan agreement which established three new term loan tranches. The new tranches consist of $3,013.6 million of a new Term B-4 Loan, $1,139.3 million of a new Term B-5 Loan and $1,596.0 million of a new Term B-6 Loan. The (i) new Term B-4 Loan will mature on August 25, 2021, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 2.75%, (ii) new Term B-5 Loan will mature on December 21, 2022, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.00%, and (iii) new Term B-6 Loan will mature on June 22, 2023, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.00%. The repricing amendment to the term loans was accounted for as a debt modification. In connection with the term loan amendment, the Company expensed $3.9 million of financing costs and also wrote off $17.8 million of deferred financing costs associated with the original term loans.

On November 16, 2018, the Company repaid approximately $976 million in aggregate principal amount of the $2,976.0 million term loan tranche B-4 (the “2017 Term B-4 Loan”) along with accrued and unpaid interest on such amount and fees and expenses related to the Term Loan Repayment and the 2018 Term B-7 Loan (each as defined below), for which the Company used approximately $610 million of cash on hand and approximately $410 million of borrowings under the ABL Facility (such repayment, the “Term Loan Repayment”). Substantially concurrently with the Term Loan Repayment, the Company amended the Company’s Second Amended and Restated Term Loan Agreement, dated as of August 25, 2014 and effective as of January 30, 2015 (as amended, the “Term Loan Agreement”), to establish a new term loan tranche and amend certain provisions of the Term Loan Agreement. The new tranche consists of $2,000.0 million of new term B-7 loans (the “2018 Term B-7 Loan”). The 2018 Term B-7 Loan, together with cash on hand, was used to repay in full the remaining principal amount outstanding under the 2017 Term B-4 Loan (the “2018 Term Loan Refinancing”). The 2018 Term Loan Refinancing was accounted for as a debt modification or extinguishment on a lender by lender basis. In connection with the 2018 Term Loan Refinancing and Term Loan Repayment, the Company expensed $4.1 million of financing costs and capitalized $3.6 million of financing costs and $15.0 million of original issue discount. The Company also wrote off $12.9 million of deferred financing costs and $8.6 million of original issue discount associated with the 2017 Term B-4 Loan. The 2018 Term B-7 Loan has a maturity date of November 17, 2025. The 2018 Term B-7 Loan amortizes, on a quarterly basis, at a rate of 1.0% per annum of the original principal amount of the 2018 Term B-7 Loan (which payments will be reduced as a result of the application of prepayments in accordance with the terms therewith). The 2018 Term B-7 Loan bears interest, at the borrower’s option, at a rate per annum equal to either (a) the base rate plus 2.00% or (b) LIBOR (subject to a 0.75% floor) plus 3.0%.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Albertsons Term Loan facilities are guaranteed by Albertsons’ existing and future direct and indirect wholly owned domestic subsidiaries that are not borrowers, subject to certain exceptions. The Albertsons Term Loan facilities are secured by, subject to certain exceptions, (i) a first-priority lien on substantially all of the assets of the borrowers and guarantors (other than accounts receivable, inventory and related assets of the proceeds thereof (the “Albertsons ABL Priority Collateral”)) and (ii) a second-priority lien on substantially all of the Albertsons ABL Priority Collateral.

Asset-Based Loan Facility

On November 16, 2018, the Company’s existing ABL Facility, which provides for a $4,000.0 million senior secured revolving credit facility, was amended and restated in connection with the 2018 Term Loan Refinancing to extend the maturity date of the facility to November 16, 2023. The ABL Facility has an interest rate of LIBOR plus a margin ranging from 1.25% to 1.75% and also provides for a letters of credit (“LOC”) sub-facility of $1,975.0 million. In connection with the ABL Facility amendment, the Company capitalized $13.5 million of financing costs.

Borrowings of $610.0 million under the ABL Facility were used in connection with the Term Loan Repayment and the Safeway Notes Repurchase (as defined below). The $610.0 million was repaid on December 2, 2018. As of February 23, 2019 and February 24, 2018, there were no outstanding borrowings and the ABL LOC sub-facility had $520.8 million and $576.8 million letters of credit outstanding, respectively.

As noted above, on June 22, 2016, borrowings of $300.0 million were used in connection with the Term Loan Refinancing. On August 9, 2016, $470.0 million of the net proceeds from the issuance of the 2025 Notes was used to repay the ABL Facility.

The ABL Facility is guaranteed by the Company’s existing and future direct and indirect wholly owned domestic subsidiaries that are not borrowers, subject to certain exceptions. The ABL Facility is secured by, subject to certain exceptions, (i) a first-priority lien on substantially all of the ABL Facility priority collateral and (ii) a third-priority lien on substantially all other assets (other than real property). The ABL Facility contains no financial covenant unless and until (a) excess availability is less than (i) 10.0% of the lesser of the aggregate commitments and the then-current borrowing base at any time or is (ii) $250.0 million at any time or (b) an event of default is continuing. If any of such events occur, the Company must maintain a fixed charge coverage ratio of 1.0 to 1.0 from the date such triggering event occurs until such event of default is cured or waived and/or the 30th day that all such triggers under clause (a) no longer exist.

Senior Unsecured Notes

On May 31, 2016, the Company and substantially all of its subsidiaries completed the sale of $1,250.0 million of principal amount of its 6.625% Senior Unsecured Notes which will mature on June 15, 2024. Interest on the 2024 Notes is payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2016. The 2024 Notes are also fully and unconditionally guaranteed, jointly and severally, by each of the subsidiaries that are additional issuers under the indenture governing such notes.

On August 9, 2016, the Company and substantially all of its subsidiaries completed the sale of $1,250.0 million of principal amount of its 5.750% Senior Unsecured Notes which will mature on March 15, 2025. Interest on the 2025 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2017. The 2025 Notes are also fully and unconditionally guaranteed, jointly and severally, by each of the subsidiaries that are additional issuers under the indenture governing such notes.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

On February 5, 2019, the Company and substantially all of its subsidiaries completed the sale of $600.0 million of principal amount of its 7.5% Senior Unsecured Notes which will mature on March 15, 2026 (the “2026 Notes”). Interest on the 2026 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 2019. The 2026 Notes have not been and will not be registered with the SEC. The 2026 Notes are also fully and unconditionally guaranteed, jointly and severally, by substantially all of our subsidiaries that are not issuers under the indenture governing such notes. A portion of the proceeds from the 2026 Notes was used to fully redeem the Safeway 5.00% Senior Notes due in 2019.

The Company, an issuer and direct or indirect parent of each of the other issuers of the 2024 Notes, the 2025 Notes and the 2026 Notes, has no independent assets or operations. All of the direct or indirect subsidiaries of the Company, other than subsidiaries that are issuers, or guarantors, as applicable, of the 2024 Notes, the 2025 Notes and the 2026 Notes, are minor, individually and in the aggregate.

Senior Secured Notes

On October 23, 2014, the Company completed the sale of $1,145.0 million of principal amount of 7.75% Senior Secured Notes (the “2022 Notes”) with an original maturity date of October 15, 2022. On February 9, 2015, following the Safeway acquisition, Albertsons redeemed $535.4 million of the 2022 Notes. On June 24, 2016, a portion of the net proceeds from the issuance of the 2024 Notes was used to fully redeem $609.6 million of principal amount of 2022 Notes, and to pay an associated make-whole premium of $87.7 million and accrued interest (the “2022 Redemption”). The Company recorded a $111.7 million loss on debt extinguishment related to the 2022 Redemption comprised of the $87.7 million make-whole premium and a $24.0 million write off of deferred financing costs and original issue discounts.

Safeway Notes

During fiscal 2018, Safeway repurchased its 7.45% Senior Debentures due 2027 and 7.25% Debentures due 2031 with a par value of $333.7 million and a book value of $322.4 million for $333.7 million plus accrued interest of $7.7 million (the “Safeway Notes Repurchase”). In connection with the Safeway Notes Repurchase, the Company recorded a loss on debt extinguishment of $11.3 million.

On February 6, 2019, a portion of the net proceeds from the issuance of the 2026 Notes were used to fully redeem $268.6 million of principal of Safeway 5.00% Senior Notes due 2019, and to pay an associated make-whole premium of $3.1 million and accrued interest of $6.4 million (the “2019 Redemption”). The Company recorded a $3.1 million loss on debt extinguishment related to the 2019 Redemption.

NALP Notes

During fiscal 2018, the Company repurchased NALP Notes with a par value of $108.4 million and a book value of $96.4 million for $90.7 million plus accrued interest of $1.2 million (the “2018 NALP Notes Repurchase”). In connection with the 2018 NALP Notes Repurchase, the Company recorded a gain on debt extinguishment of $5.7 million.

During fiscal 2017, the Company repurchased NALP Notes with a par value of $160.0 million and a book value of $140.2 million for $135.5 million plus accrued interest of $3.7 million (the “2017 NALP Notes Repurchase”). In connection with the 2017 NALP Notes Repurchase, the Company recorded a gain on debt extinguishment of $4.7 million.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Merger Related Financing

On June 25, 2018, in connection with the Merger Agreement, the Company issued $750.0 million in aggregate principal amount of floating rate senior secured notes (the “Floating Rate Notes”) at an issue price of 99.5%. As a result of the Termination Agreement with Rite Aid on August 8, 2018, the Company redeemed all of the Floating Rate Notes at a redemption price equal to 99.5% of the aggregate principal amount of the notes, plus accrued and unpaid interest.

Deferred Financing Costs and Interest Expense, Net

Financing costs incurred to obtain all financing other than ABL Facility financing are recognized as a direct reduction from the carrying amount of the debt liability and amortized over the term of the related debt using the effective interest method. Financing costs incurred to obtain ABL Facility financing are capitalized and amortized over the term of the related debt facilities using the straight-line method. Deferred financing costs associated with ABL Facility financing are included in Other assets and were $45.1 million and $46.3 million as of February 23, 2019 and February 24, 2018, respectively.

During fiscal 2018, total amortization and write off of deferred financing costs of $42.7 million included $12.9 million of deferred financing costs written off in connection with the Albertsons Term Loan amendment and reductions. During fiscal 2017, total amortization and write off of deferred financing costs of $56.1 million included $22.2 million of deferred financing costs written off in connection with Albertsons Term Loan amendment and reductions. During fiscal 2016, total amortization expense of $84.4 million included $42.1 million of deferred financing costs written off in connection with Albertsons Term Loan amendments and reductions.

Interest expense, net consisted of the following (in millions):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
ABL Facility, senior secured and unsecured notes, term loans and debentures	$698.3	$701.5	$764.3
Capital lease obligations	81.8	96.3	106.8
Amortization and write off of deferred financing costs	42.7	56.1	84.4
Amortization and write off of debt discounts	20.3	16.0	22.3
Other interest (income) expense	(12.3)	4.9	26.0

Interest expense, net	$830.8	$874.8	$1,003.8

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

NOTE 9—LEASES

The Company leases certain retail stores, distribution centers, office facilities and equipment from third parties. The typical lease period is 15 to 20 years with renewal options for varying terms and, to a limited extent, options to purchase. Certain leases contain percent rent based on sales, escalation clauses or payment of executory costs such as property taxes, utilities, insurance and maintenance.

Future minimum lease payments to be made by the Company for non-cancelable operating lease and capital lease obligations as of February 23, 2019 consisted of the following (in millions):

	Lease Obligations
Fiscal year	Operating Leases	Capital Leases
2019	$879.7	$170.5
2020	840.5	151.3
2021	783.2	134.9
2022	723.6	123.1
2023	651.0	114.1
Thereafter	4,338.6	509.1

Total future minimum obligations	$8,216.6	1,203.0

Less interest		(440.7)

Present value of net future minimum lease obligations		762.3
Less current portion		(97.3)

Long-term obligations		$665.0

The Company subleases certain property to third parties. Future minimum tenant rental income under these non-cancelable operating leases as of February 23, 2019 was $360.3 million.

Rent expense and tenant rental income under operating leases consisted of the following (in millions):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Minimum rent	$853.5	$831.6	$792.2
Contingent rent	10.3	12.0	13.4

Total rent expense	863.8	843.6	805.6
Tenant rental income	(107.2)	(98.8)	(89.3)

Total rent expense, net of tenant rental income	$756.6	$744.8	$716.3

NOTE 10—STOCKHOLDERS’ EQUITY

Equity-Based Compensation

The Company maintains the Albertsons Companies, Inc. Phantom Unit Plan (formerly, the AB Acquisition LLC Phantom Unit Plan) (the “Phantom Unit Plan”), an equity-based incentive plan, which provides for grants of “Phantom Units” to certain employees, directors and consultants. Prior to the Reorganization Transactions, the Phantom Unit Plan was maintained by its former parent, AB Acquisition, and each Phantom Unit provided the participant with a contractual right to receive, upon vesting, one incentive unit in AB Acquisition. Subsequent to the Reorganization Transactions, each Phantom Unit now provides the participant with a contractual right to receive, upon vesting, one management incentive unit in each of its parents, Albertsons Investor and KIM ACI, that collectively,

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

own all of the outstanding shares of the Company. The Phantom Units vest over a service period, or upon a combination of both a service period and achievement of certain annual performance-based thresholds. Performance-based Phantom Units are deemed granted for accounting purposes once the future respective fiscal year annual performance targets are established. The annual performance target for a fiscal year is generally established shortly before or after the start of the fiscal year. For the Phantom Units subject solely to a service condition, the estimated total fair value is charged to compensation expense on a straight-line basis over the requisite service period. For the Phantom Units subject to a performance condition, compensation cost will be recognized when it is probable that the performance respective annual fiscal year performance targets will be achieved. The fair value of the Phantom Units is determined using an option pricing model, adjusted for lack of marketability and using an expected term or time to liquidity based on judgments made by management. Equity-based compensation expense recognized by the Company was $47.7 million, $45.9 million and $53.3 million in fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

The Company recorded an income tax benefit of $12.9 million, $15.6 million and $11.1 million related to equity-based compensation in fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

During fiscal 2018, the Company granted 1.9 million Phantom Units to its employees and directors, consisting of 1.5 million new awards issued and granted in fiscal 2018 and 0.4 million previously issued awards of performance-based Phantom Units that were deemed granted upon the establishment of the fiscal 2018 performance target and that would vest upon both the achievement of such performance target and continued service through the last day of fiscal 2018. The 1.5 million new awards issued and granted in fiscal 2018 include 1.4 million Phantom Units that have solely time-based vesting and 0.1 million performance-based Phantom Units that were deemed granted upon the establishment of the fiscal 2018 annual performance target and that would vest upon both the achievement of such performance target and continued service through the last day of fiscal 2018. The 1.9 million Phantom Units deemed granted have an aggregate grant date value of $60.2 million.

As of February 23, 2019, the Company had $53.7 million of unrecognized compensation cost related to 1.7 million unvested Phantom Units. That cost is expected to be recognized over a weighted average period of 2.5 years. The aggregate fair value of Phantom Units that vested in fiscal 2018 was $31.5 million. There are 0.8 million issued performance-based Phantom Units that will be deemed granted for accounting purposes once the future fiscal year annual performance targets are established.

Treasury Stock

During fiscal 2018, the Company repurchased 1,772,018 shares of common stock allocable to certain current and former members of management (the “management holders”) for $25.8 million in cash. The shares are classified as treasury stock on the Consolidated Balance Sheet. The shares repurchased represented a portion of the shares allocable to management. Proceeds from the repurchase were used by the management holders to repay outstanding loans of the management holders with a third party financial institution. As there is no current active market for shares of the Company’s common stock, the shares were repurchased at a negotiated price between the Company and the management holders.

Distribution

On June 30, 2017, the Company’s predecessor, Albertsons Companies, LLC, made a cash distribution of $250.0 million to its equityholders, which resulted in a modification of certain vested awards. As a result of the modification, equity-based compensation expense recognized for fiscal 2017 includes $2.4 million of additional expense.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

NOTE 11—INCOME TAXES

The components of income tax benefit consisted of the following (in millions):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Current
Federal(1)	$9.0	$54.0	$108.6
State(2)	(6.7)	26.5	20.6
Foreign	0.3	49.8	—

Total Current	2.6	130.3	129.2
Deferred
Federal	(77.9)	(807.7)	(177.9)
State	(3.6)	(216.6)	(41.6)
Foreign	—	(69.8)	—

Total Deferred	(81.5)	(1,094.1)	(219.5)

Income tax benefit	$(78.9)	$(963.8)	$(90.3)

(1)	Federal current tax expense net of $12.8 million, $22.4 million and $31.2 million tax benefit of NOLs in fiscal 2018, fiscal 2017 and fiscal 2016, respectively.
(2)	State current tax expense net of $9.5 million, $9.6 million and $3.8 million tax benefit of NOLs in fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

The difference between the actual tax provision and the tax provision computed by applying the statutory federal income tax rate to income (loss) before income taxes was attributable to the following (in millions):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Income tax expense (benefit) at federal statutory rate	$11.0	$(301.5)	$(162.3)
State income taxes, net of federal benefit	0.7	(39.8)	(20.2)
Change in valuation allowance	(3.3)	(218.0)	107.1
Tax Cuts and Jobs Act	(56.9)	(430.4)	—
Unrecognized tax benefits	(16.2)	(36.5)	(18.7)
Member loss	—	83.1	16.6
Charitable donations	(4.4)	—	(11.1)
Tax Credits	(10.8)	(9.1)	(17.3)
Indemnification asset	—	—	5.1
CVR liability adjustment	—	(20.3)	7.5
Reorganization of limited liability companies	—	46.7	—
Nondeductible equity-based compensation expense	3.8	1.6	4.2
Other	(2.8)	(39.6)	(1.2)

Income tax benefit	$(78.9)	$(963.8)	$(90.3)

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The valuation allowance activity on deferred tax assets was as follows (in millions):

	February 23, 2019	February 24, 2018	February 25, 2017
Beginning balance	$134.9	$387.6	$286.8
Additions charged to income tax expense	3.5	141.0	107.1
Reductions credited to income tax expense	(6.8)	(359.0)	—
Changes to other comprehensive income or loss and other	7.9	(34.7)	(6.3)

Ending balance	$139.5	$134.9	$387.6

The Tax Act, enacted in December 2017, resulted in significant changes to U.S. income tax and related laws. The Company is impacted by a number of aspects of the Tax Act, most notably the reduction in the top U.S. corporate income tax rate from 35% to 21%, a one-time transition tax on the accumulated unremitted foreign earnings and profits of the Company’s foreign subsidiaries and 100% expensing of certain qualified property acquired and placed in service after September 27, 2017.

The SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of GAAP in situations when the registrant does not have the necessary information available, prepared or analyzed in reasonable detail to complete the accounting for income tax effects of the Tax Act. SAB 118 allowed companies to record a provisional amount during a measurement period not to extend beyond one year from the date of enactment, which ended in the fourth quarter of fiscal 2018. In fiscal 2017, the Company recorded a provisional non-cash tax benefit of $430.4 million. In fiscal 2018, the Company recorded $56.9 million of additional tax benefit, primarily to account for refinement of transition tax and the remeasurement of deferred taxes. The Company has completed its analysis of the Tax Act based on currently available technical guidance. The Company will continue to assess further guidance issued by the Internal Revenue Service (“IRS”) and record the impact of such guidance, if any, in the year issued.

In connection with the Reorganization Transactions, the Company recorded deferred tax liabilities in excess of deferred tax assets of $46.7 million in fiscal 2017 for the limited liability companies held by AB Acquisition and taxed previously to the members.

Also in connection with the Reorganization Transactions, the Company reorganized its Subchapter C corporation subsidiaries which allows the Company to use deferred tax assets, which previously had offsetting valuation allowance, against future taxable income of certain other Subchapter C subsidiaries that have a history of taxable income and are projected to continue to have future taxable income. The Company reassessed its valuation allowance based on available negative and positive evidence to estimate if sufficient taxable income will be generated to use existing deferred tax assets. On the basis of this evaluation, the Company released a substantial portion of its valuation allowance against its net deferred tax assets, resulting in a $218.0 million non-cash tax benefit in fiscal 2017. The Company continues to maintain a valuation allowance against net deferred tax assets in jurisdictions where it is not more likely than not to be realized.

Prior to the Reorganization Transactions, taxes on income from limited liability companies held by AB Acquisition were payable by the members in accordance with their respective ownership percentages, resulting in tax expense of $83.1 million and $16.6 million in fiscal 2017 and fiscal 2016, respectively, for losses benefited by the members.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Deferred income taxes reflect the net tax effects of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. The Company’s deferred tax assets and liabilities consisted of the following (in millions):

	February 23, 2019	February 24, 2018
Deferred tax assets:
Compensation and benefits	$132.0	$122.3
Net operating loss	165.9	160.5
Pension & postretirement benefits	195.6	194.7
Reserves	1.5	6.3
Self-Insurance	259.7	265.1
Tax credits	64.2	57.4
Other	58.7	59.3

Gross deferred tax assets	877.6	865.6
Less: valuation allowance	(139.5)	(134.9)

Total deferred tax assets	738.1	730.7
Deferred tax liabilities:
Debt discounts	62.8	73.7
Depreciation and amortization	876.1	903.5
Inventories	346.5	322.9
Other	14.1	10.5

Total deferred tax liabilities	1,299.5	1,310.6

Net deferred tax liability	$(561.4)	$(579.9)

Noncurrent deferred tax asset	$—	$—
Noncurrent deferred tax liability	(561.4)	(579.9)

Total	$(561.4)	$(579.9)

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of February 23, 2019, a valuation allowance of $139.5 million has been recorded for the portion of the deferred tax asset that is not more likely than not to be realized, consisting primarily of carryovers in jurisdictions where the Company has minimal presence or does not expect to have future taxable income. The Company will continue to evaluate the need to adjust the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be adjusted depending on the Company’s performance in certain subsidiaries or jurisdictions.

The Company currently has federal and state net operating loss (“NOL”) carryforwards of $385.1 million and $2,043.2 million, respectively, which will begin to expire in 2019 and continue through the fiscal year ending February 2038. As of February 23, 2019, the Company had federal and state credit carryforwards of $12.5 million and $46.5 million, respectively, the majority of which will expire in 2023.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Changes in the Company’s unrecognized tax benefits consisted of the following (in millions):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Beginning balance	$356.0	$418.0	$435.3
Increase related to tax positions taken in the current year	1.6	65.4	63.8
Increase related to tax positions taken in prior years	35.1	4.6	6.4
Decrease related to tax position taken in prior years	(0.4)	(70.0)	(71.0)
Decrease related to settlements with taxing authorities	(8.3)	(17.5)	(9.8)
Decrease related to lapse of statute of limitations	(7.8)	(44.5)	(6.7)

Ending balance	$376.2	$356.0	$418.0

Included in the balance of unrecognized tax benefits as of February 23, 2019, February 24, 2018 and February 25, 2017 are tax positions of $267.7 million, $249.0 million and $231.3 million, respectively, which would reduce the Company’s effective tax rate if recognized in future periods. Of the $267.7 million that could impact tax expense, the Company has recorded $9.7 million of indemnification assets that would offset any future recognition. As of February 23, 2019, the Company is no longer subject to federal income tax examinations for the fiscal years prior to 2012 and in most states, is no longer subject to state income tax examinations for fiscal years before 2007. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company recognized expense related to interest and penalties, net of settlement adjustments, of $1.8 million, $4.6 million and $4.5 million for fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

In fiscal 2016, the Company adopted the IRS safe harbor rule for taxpayers operating retail establishments for determining whether expenditures paid or incurred to remodel or refresh a qualified building are deductible. As a result of adopting this safe harbor, the Company reduced $70.1 million of uncertain tax benefit in fiscal 2016, and there was no impact on the tax provision due to an offsetting deferred adjustment. The Company believes it is reasonably possible that the reserve for uncertain tax positions may be reduced by approximately $124.2 million in the next 12 months due to ongoing tax examinations and expiration of statutes of limitations.

NOTE 12—EMPLOYEE BENEFIT PLANS AND COLLECTIVE BARGAINING AGREEMENTS

Pension Plans

The Company sponsors a defined benefit pension plan (the “Safeway Plan”) for substantially all of its employees under the Safeway banners not participating in multiemployer pension plans. Effective April 1, 2015, the Company implemented a soft freeze of the Safeway Plan. A soft freeze means that all existing employees as of March 31, 2015 currently participating will remain in the Safeway Plan, but any new non-union employees hired after that date will no longer be part of the Safeway Plan but instead will be offered retirement benefits under an enhanced 401(k) program. On December 30, 2018, the Company implemented a hard freeze of non-union benefits of employees of the Safeway Plan. All future benefit accruals for non-union employees ceased as of this date. Instead, non-union participants will be offered retirement benefits under the Company’s 401(k) plans. The Safeway Plan continues to remain fully open to union employees and past service benefits, including future interest credits, for non-union employees continue to be maintained under the Safeway Plan. The hard freeze resulted in an immaterial curtailment charge in fiscal 2018. The Company also sponsors a defined benefit pension plan (the “Shaw’s Plan”) covering union employees under the Shaw’s banner. The Company also sponsors a frozen plan (the “United Plan”) covering certain employees under the United banners and a Retirement Restoration Plan that provides death benefits and supplemental income payments for certain senior executives after retirement. The Retirement Restoration Plan is unfunded.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

On May 15, 2016, the Company, through an indirect, wholly-owned subsidiary, acquired 100% of the outstanding equity of Collington Services, LLC (“Collington”) from C&S Wholesale Grocers, Inc. (“C&S”) for nominal cash consideration and the assumption of certain liabilities, primarily related to employee compensation and benefits of the workforce acquired. Prior to the acquisition, C&S, through its wholly-owned subsidiary, Collington, managed and operated the Company’s distribution center located in Upper Marlboro, Maryland. By purchasing the equity of Collington, the Company settled a pre-existing reimbursement arrangement under the previous supply agreement relating to the pension plan in which Collington employees participate. Consequently, the Company, through its newly acquired subsidiary, Collington, assumed primary liability for the Collington employees participating in the pension plan. Prior to the acquisition of Collington, the pension plan was a multiple employer plan, with Safeway and C&S being the respective employers. The Safeway portion of the plan was accounted for as a multiemployer plan, with the C&S portion being accounted for by the Company through the previous supply agreement. Also, contemporaneously with the acquisition of Collington, the Company negotiated a new supply agreement with C&S and negotiated concessions directly from the union representing the Collington employees at the distribution center. The acquisition of Collington resulted in a charge of approximately $78.9 million to pension expense during the first quarter of fiscal 2016. Upon the assumption of the C&S portion of the pension plan through the equity acquisition, the multiple-employer pension plan was accounted for as a single employer plan.

Other Post-Retirement Benefits

In addition to the Company’s pension plans, the Company provides post-retirement medical and life insurance benefits to certain employees. Retirees share a portion of the cost of the post-retirement medical plans. The Company pays all the cost of the life insurance plans. The plans are unfunded.

Additionally, in connection with the Collington transaction, the Company negotiated with the respective unions a new unfunded post-retirement obligation with a projected benefit obligation of approximately $15.5 million, recorded through Other comprehensive income (loss) as prior service cost during the first quarter of fiscal 2016.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table provides a reconciliation of the changes in the retirement plans’ benefit obligation and fair value of assets over the two-year period ended February 23, 2019 and a statement of funded status as of February 23, 2019 and February 24, 2018 (in millions):

	Pension		Other Post-Retirement Benefits
	February 23, 2019	February 24, 2018	February 23, 2019	February 24, 2018
Change in projected benefit obligation:
Beginning balance	$2,351.8	$2,613.0	$26.9	$31.2
Service cost	52.4	49.8	1.0	1.0
Interest cost	85.8	88.3	0.5	0.9
Actuarial loss (gain)	0.5	(56.6)	(2.4)	(4.5)
Plan participant contributions	—	—	0.4	0.5
Benefit payments	(167.8)	(78.7)	(2.6)	(2.2)
Plan amendments	3.1	—	—	—
Settlements	—	(264.0)	—	—

Ending balance	$2,325.8	$2,351.8	$23.8	$26.9

Change in fair value of plan assets:
Beginning balance	$1,814.0	$1,934.8	$—	$—
Actual return on plan assets	3.6	201.6	—	—
Employer contributions	197.2	20.2	2.1	1.7
Plan participant contributions	—	—	0.4	0.5
Benefit payments (including settlements)	(167.8)	(342.6)	(2.5)	(2.2)

Ending balance	$1,847.0	$1,814.0	$—	$—

Components of net amount recognized in financial position:
Other current liabilities	$(6.7)	$(6.8)	$(2.1)	$(2.2)
Other long-term liabilities	(472.1)	(531.0)	(21.7)	(24.7)

Funded status	$(478.8)	$(537.8)	$(23.8)	$(26.9)

Amounts recognized in Accumulated other comprehensive income consisted of the following (in millions):

	Pension		Other Post-Retirement Benefits
	February 23, 2019	February 24, 2018	February 23, 2019	February 24, 2018
Net actuarial gain	$(140.6)	$(256.4)	$(8.2)	$(6.0)
Prior service cost	3.1	0.3	5.6	9.3

	$(137.5)	$(256.1)	$(2.6)	$3.3

Information for the Company’s pension plans, all of which have an accumulated benefit obligation in excess of plan assets as of February 23, 2019 and February 24, 2018, is shown below (in millions):

	February 23, 2019	February 24, 2018
Projected benefit obligation	$2,325.8	$2,351.8
Accumulated benefit obligation	2,323.9	2,349.6
Fair value of plan assets	1,847.0	1,814.0

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table provides the components of net expense for the retirement plans and other changes in plan assets and benefit obligations recognized in Other comprehensive (loss) income (in millions):

	Pension		Other Post- Retirement Benefits
	Fiscal 2018	Fiscal 2017	Fiscal 2018	Fiscal 2017
Components of net expense:
Estimated return on plan assets	$(112.6)	$(119.6)	$—	$—
Service cost	52.4	49.8	1.0	1.0
Interest cost	85.8	88.3	0.5	0.9
Amortization of prior service cost	0.1	0.1	3.7	3.7
Amortization of net actuarial (gain) loss	(6.3)	0.4	(0.2)	(0.1)
Collington acquisition	—	—	—	—
Gain due to settlement accounting	—	(25.4)	—	—
Loss due to curtailment accounting	0.1	—	—	—

Net expense (benefit)	19.5	(6.4)	5.0	5.5

Changes in plan assets and benefit obligations recognized in Other comprehensive (loss) income:
Net actuarial loss (gain)	109.4	(138.6)	(2.4)	(4.5)
Gain due to settlement accounting	—	25.4	—	—
Loss due to curtailment accounting	(0.1)	—	—	—
Amortization of net actuarial gain (loss)	6.3	(0.4)	0.2	0.1
Prior service cost	3.1	—	—	—
Amortization of prior service cost	(0.1)	(0.1)	(3.7)	(3.7)

Total recognized in Other comprehensive (loss) income	118.6	(113.7)	(5.9)	(8.1)

Total net expense and changes in plan assets and benefit obligations recognized in Other comprehensive (loss) income	$138.1	$(120.1)	$(0.9)	$(2.6)

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. When the accumulation of actuarial gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets, the excess is amortized over the average remaining service period of active participants. No significant prior service costs or estimated net actuarial gain or loss is expected to be amortized from Other comprehensive income (loss) into periodic benefit cost during fiscal 2019.

As of February 27, 2016, the Company changed the method used to estimate the service and interest rate components of net periodic benefit cost for its defined benefit pension plans and other post-retirement benefit plans. Historically, the service and interest rate components were estimated using a single weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. The Company has elected to use a full yield curve approach in the estimation of service and interest cost components of net pension and other post-retirement benefit plan expense by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows. The Company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of service and interest costs. This change does not affect the measurement and calculation of the Company’s total benefit obligations. The Company has accounted for this change as a change in estimate that is inseparable from a change in accounting principle and accounted for it prospectively beginning in the first quarter of fiscal 2016. This change did not have a material impact on the Company’s fiscal 2016 net pension expense.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Assumptions

The weighted average actuarial assumptions used to determine year-end projected benefit obligations for pension plans were as follows:

	February 23, 2019	February 24, 2018
Discount rate	4.17%	4.12%
Rate of compensation increase	2.87%	2.87%

The weighted average actuarial assumptions used to determine net periodic benefit costs for pension plans were as follows:

	February 23, 2019	February 24, 2018
Discount rate	4.12%	4.21%
Expected return on plan assets:	6.38%	6.40%

On February 24, 2018, the Company adopted the new MP-2017 projection scale to the RP-2014 mortality tables to be applied on a generational basis for calculating the Company’s 2017 year-end benefit obligations. The tables assume an improvement in life expectancy in the future but at a slower rate than the MP-2016 projection scale to the RP-2014 mortality table used for calculating the Company’s 2016 year-end benefit obligations and 2017 expense. Similarly, on February 23, 2019, the Company adopted the new MP-2018 projection scale which assumes an improvement in life expectancy at a marginally slower rate than the MP-2017 projection scale. The change to the mortality table projection scale resulted in an immaterial decrease to the Company’s current year benefit obligation and future expenses.

The Company has adopted and implemented an investment policy for the defined benefit pension plans that incorporates a strategic long-term asset allocation mix designed to meet the Company’s long-term pension requirements. This asset allocation policy is reviewed annually and, on a regular basis, actual allocations are rebalanced to the prevailing targets. The investment policy also emphasizes the following key objectives: (1) maintaining a diversified portfolio among asset classes and investment styles; (2) maintaining an acceptable level of risk in pursuit of long-term economic benefit; (3) maximizing the opportunity for value-added returns from active investment management while establishing investment guidelines and monitoring procedures for each investment manager to ensure the characteristics of the portfolio are consistent with the original investment mandate; and (4) maintaining adequate controls over administrative costs.

The following table summarizes actual allocations for the Safeway Plan which had $1.6 billion in plan assets as of February 23, 2019:

		Plan Assets
Asset category	Target	February 23, 2019	February 24, 2018
Equity	65%	62.5%	65.0%
Fixed income	35%	35.6%	35.5%
Cash and other	—%	1.9%	(0.5)%

Total	100%	100.0%	100.0%

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the actual allocations for the Shaw’s Plan which had approximately $247 million in plan assets as of February 23, 2019:

		Plan Assets
Asset category	Target	February 23, 2019	February 24, 2018
Equity	65%	60.5%	65.4%
Fixed income	35%	35.9%	32.2%
Cash and other	—%	3.6%	2.4%

Total	100%	100.0%	100.0%

The following table summarizes the actual allocations for the United Plan which had approximately $33 million in plan assets as of February 23, 2019:

		Plan Assets
Asset category	Target(1)	February 23, 2019	February 24, 2018
Equity	50%	50.3%	50.1%
Fixed income	50%	50.0%	47.9%
Cash and other	—%	(0.3)%	2.0%

Total	100%	100.0%	100.0%

(1)	The target market value of equity securities for the United Plan is 50% of plan assets. If the equity percentage exceeds 60% or drops below 40%, the asset allocation is adjusted to target.

Expected return on pension plan assets is based on historical experience of the Company’s portfolios and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Pension Plan Assets

The fair value of the Company’s pension plan assets as of February 23, 2019, excluding pending transactions of $79.5 million payable to an intermediary agent, by asset category are as follows (in millions):

	Fair Value Measurements
Asset category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV
Cash and cash equivalents(1)	$10.8	$1.6	$9.2	$—	$—
Short-term investment collective trust(2)	73.3	—	73.3	—	—
Common and preferred stock:(3)
Domestic common and preferred stock	254.5	254.5	—	—	—
International common stock	64.0	64.0	—	—	—
Collective trust funds(2)	649.9	—	—	—	649.9
Corporate bonds(4)	126.0	—	126.0	—	—
Mortgage- and other asset-backed securities(5)	42.8	—	42.8	—	—
Mutual funds(6)	257.2	139.9	29.2	—	88.1
U.S. government securities(7)	362.5	—	362.5	—	—
Other securities(8)	85.5	—	51.6	—	33.9

Total	$1,926.5	$460.0	$694.6	$—	$771.9

(1)	The carrying value of these items approximates fair value.
(2)

These investments are valued based on the Net Asset Value (“NAV”) of the underlying investments and are provided by the fund issuers. There are no unfunded commitments or redemption restrictions for these funds. Funds meeting the practical expedient are included in the Assets Measured at NAV column.

(3)

The fair value of common stock is based on the exchange quoted market prices. When quoted prices are not available for identical stock, an industry valuation model is used which maximizes observable inputs.

(4)

The fair value of corporate bonds is generally based on yields currently available on comparable securities of the same or similar issuers with similar credit ratings and maturities. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.

(5)

The fair value of mortgage- and other asset-backed securities is generally based on yields currently available on comparable securities of the same or similar issuers with similar credit ratings and maturities. When quoted prices are not available for comparable securities, the fair value is based upon an industry valuation model which maximizes observable inputs.

(6)

These investments are open-ended mutual funds that are registered with the SEC which are valued using the NAV. The NAV of the mutual funds is a published price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis. There are no unfunded commitments, or redemption restrictions for these funds, and the funds are required to transact at the published price.

(7)

The fair value of U.S. government securities is based on quoted market prices when available. When quoted prices are not available, the fair value of U.S. government securities is based on yields currently available on comparable securities or on an industry valuation model which maximizes observable inputs.

(8)

Level 2 Other securities, which consist primarily of U.S. municipal bonds, foreign government bonds and foreign agency securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Also included in Other securities is a commingled fund valued based on the NAV of the underlying investments and is provided by the issuer and exchange-traded derivatives that are valued based on quoted prices in an active market for identical derivatives, assets and liabilities. Funds meeting the practical expedient are included in the Assets Measured at NAV column. Exchange-traded derivatives are valued based on quoted prices in an active market for identical derivatives assets and liabilities. Non-exchange-traded derivatives are valued using industry valuation models, which maximize observable inputs, such as interest-rate yield curve data, foreign exchange rates and applicable spot and forward rates.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The fair value of the Company’s pension plan assets as of February 24, 2018, excluding pending transactions of $87.4 million payable to an intermediary agent, by asset category are as follows (in millions):

	Fair Value Measurements
Asset category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV
Cash and cash equivalents(1)	$6.5	$1.5	$5.0	$—	$—
Short-term investment collective trust(2)	67.0	—	67.0	—	—
Common and preferred stock:(3)
Domestic common and preferred stock	244.7	244.7	—	—	—
International common stock	59.0	59.0	—	—	—
Collective trust funds(2)	686.0	—	1.3	—	684.7
Corporate bonds(4)	118.7	—	118.7	—	—
Mortgage- and other asset-backed securities(5)	45.2	—	45.2	—	—
Mutual funds(6)	254.3	146.0	21.3	—	87.0
U.S. government securities(7)	354.5	—	354.5	—	—
Other securities(8)	65.5	0.1	26.6	—	38.8

Total	$1,901.4	$451.3	$639.6	$—	$810.5

(1)	The carrying value of these items approximates fair value.
(2)

These investments are valued based on the NAV of the underlying investments and are provided by the fund issuers. There are no unfunded commitments or redemption restrictions for these funds. Funds meeting the practical expedient are included in the Assets Measured at NAV column.

(3)

The fair value of common stock is based on the exchange quoted market prices. When quoted prices are not available for identical stock, an industry valuation model is used which maximizes observable inputs.

(4)

The fair value of corporate bonds is generally based on yields currently available on comparable securities of the same or similar issuers with similar credit ratings and maturities. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.

(5)

The fair value of mortgage- and other asset-backed securities is generally based on yields currently available on comparable securities of the same or similar issuers with similar credit ratings and maturities. When quoted prices are not available for comparable securities, the fair value is based upon an industry valuation model which maximizes observable inputs.

(6)

These investments are open-ended mutual funds that are registered with the SEC which are valued using the NAV. The NAV of the mutual funds is a published price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis. There are no unfunded commitments, or redemption restrictions for these funds, and the funds are required to transact at the published price.

(7)

The fair value of U.S. government securities is based on quoted market prices when available. When quoted prices are not available, the fair value of U.S. government securities is based on yields currently available on comparable securities or on an industry valuation model which maximizes observable inputs.

(8)

Level 2 Other securities, which consist primarily of U.S. municipal bonds, foreign government bonds and foreign agency securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Also included in Other securities is a commingled fund valued based on the NAV of the underlying investments and is provided by the issuer and exchange-traded derivatives that are valued based on quoted prices in an active market for identical derivatives, assets and liabilities. Funds meeting the practical expedient are included in the Assets Measured at NAV column. Exchange-traded derivatives are valued based on quoted prices in an active market for identical derivatives assets and liabilities. Non-exchange-traded derivatives are valued using industry valuation models, which maximize observable inputs, such as interest-rate yield curve data, foreign exchange rates and applicable spot and forward rates.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Contributions

In fiscal 2018 and 2017, the Company contributed $199.3 million and $21.9 million, respectively, to its pension and post-retirement plans. The Company’s funding policy for the defined benefit pension plan is to contribute the minimum contribution required under the Employee Retirement Income Security Act of 1974, as amended, and other applicable laws as determined by the Company’s external actuarial consultant. At the Company’s discretion, additional funds may be contributed to the defined benefit pension plans. The Company’s fiscal 2018 contributions include $150.0 million of additional discretionary contributions to reduce the Pension Benefit Guaranty Corporation premium costs and improve the overall funded status of the plans. The Company expects to contribute $12.4 million to its pension and post-retirement plans in fiscal 2019. The Company will recognize contributions in accordance with applicable regulations, with consideration given to recognition for the earliest plan year permitted.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid (in millions):

	Pension Benefits	Other Benefits
2019	$275.7	$2.3
2020	185.1	2.1
2021	179.6	2.1
2022	174.6	2.0
2023	171.3	1.9
2024 – 2028	734.5	8.6

Multiemployer Pension Plans

The Company contributes to various multiemployer pension plans. These multiemployer plans generally provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Plan trustees typically are responsible for determining the level of benefits to be provided to participants, the investment of the assets and plan administration. Expense is recognized in connection with these plans as contributions are funded.

The risks of participating in these multiemployer plans are different from the risks associated with single-employer plans in the following respects:

•	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•

If the Company chooses to stop participating in some multiemployer plans, or makes market exits or store closures or otherwise has participation in the plan fall below certain levels, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as withdrawal liability. The Company records the actuarially determined liability at an undiscounted amount.

The Company’s participation in these plans is outlined in the table below. The EIN-Pension Plan Number column provides the Employer Identification Number (“EIN”) and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act of 2006 (“PPA”) zone status available for fiscal 2018 and fiscal 2017 is for the plan’s year ending at December 31, 2017 and

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

December 31, 2016, respectively. The zone status is based on information received from the plans and is certified by each plan’s actuary. The FIP/RP Status Pending/Implemented column indicates plans for which a funding improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented by the plan trustees.

Certain plans have been aggregated in the Other funds line in the following table, as the contributions to each of these plans are not individually material. None of the Company’s collective bargaining agreements require that a minimum contribution be made to these plans.

As a part of the Safeway acquisition, the Company assumed withdrawal liabilities related to Safeway’s 2015 closure of its Dominick’s division. The Company recorded a $221.8 million multiemployer pension withdrawal liability related to Safeway’s withdrawal from these plans. The Company is disputing in arbitration certain factors used to determine the allocation of the unfunded vested benefits, and therefore, the annual pension payment installments due to the UFCW Midwest Plan are also in dispute. The Company’s estimated liability reflects the Company’s best estimate of the probable outcome of this arbitration. The amount of the withdrawal liability recorded as of February 23, 2019 with respect to the Dominick’s division was $142.1 million, primarily reflecting minimum required payments made subsequent to the date of consummation of the Safeway acquisition.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following tables contain information about the Company’s multiemployer plans:

	EIN - PN	Pension Protection Act zone status(1)		Company’s 5% of total plan contributions		FIP/RP status pending/implemented
Pension fund		2018	2017	2017	2016
UFCW-Northern California Employers Joint Pension Trust Fund	946313554 - 001	Red	Red	Yes	Yes	Implemented
Western Conference of Teamsters Pension Plan	916145047 - 001	Green	Green	No	No	No
Southern California United Food & Commercial Workers Unions and Food Employers Joint Pension Plan(4)	951939092 - 001	Red	Red	Yes	Yes	Implemented
Food Employers Labor Relations Association and United Food and Commercial Workers Pension Fund	526128473 - 001	Red	Red	Yes	Yes	Implemented
Sound Retirement Trust(6)	916069306 - 001	Green	Red	Yes	Yes	Implemented
Bakery and Confectionery Union and Industry International Pension Fund	526118572 - 001	Red	Red	Yes	Yes	Implemented
UFCW Union and Participating Food Industry Employers Tri-State Pension Fund	236396097 - 001	Red	Red	Yes	Yes	Implemented
Rocky Mountain UFCW Unions & Employers Pension Plan	846045986 - 001	Green	Green	Yes	Yes	No
UFCW Local 152 Retail Meat Pension Fund(5)	236209656 - 001	Red	Red	Yes	Yes	Implemented
Desert States Employers & UFCW Unions Pension Plan	846277982 - 001	Green	Green	Yes	Yes	No
UFCW International Union—Industry Pension Fund(5)	516055922 - 001	Green	Green	Yes	No	No
Mid Atlantic Pension Fund	461000515 - 001	Green	Green	Yes	Yes	No
Retail Food Employers and UFCW Local 711 Pension Trust Fund	516031512 - 001	Yellow	Red	Yes	Yes	Implemented
Oregon Retail Employees Pension Trust	936074377 - 001	Green	Green	Yes	Yes	No

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

	Contributions of Company (in millions)			Surcharge imposed(2)	Expiration date of collective bargaining agreements	Total collective bargaining agreements	Most significant collective bargaining agreement(s)(3)
Pension fund	2018	2017	2016				Count	Expiration
UFCW-Northern California Employers Joint Pension Trust Fund	$104.4	$110.2	$98.9	No	10/13/2018 to 7/27/2020	63	56	10/13/2018
Western Conference of Teamsters Pension Plan	63.7	61.2	59.1	No	3/16/2019 to 10/1/2022	51	15	9/20/2020
Southern California United Food & Commercial Workers Unions and Food Employers Joint Pension Plan(4)	108.4	92.4	63.9	No	3/11/2018 to 3/6/2021	47	43	3/3/2019
Food Employers Labor Relations Association and United Food and Commercial Workers Pension Fund	20.4	20.4	33.8	No	10/26/2019 to 2/22/2020	21	16	10/26/2019
Sound Retirement Trust(6)	39.1	32.1	33.1	Yes	10/13/2018 to 10/16/2021	118	22	5/4/2019
Bakery and Confectionery Union and Industry International Pension Fund	17.4	16.6	17.1	Yes	9/3/2011 to 1/22/2022	92	28	9/6/2020
UFCW Union and Participating Food Industry Employers Tri-State Pension Fund	14.0	15.8	16.7	No	1/31/2018 to 1/25/2022	5	2	3/20/2020
Rocky Mountain UFCW Unions & Employers Pension Plan	10.8	10.8	11.0	Yes	1/12/2019 to 6/11/2022	81	30	2/23/2019
UFCW Local 152 Retail Meat Pension Fund(5)	10.8	11.0	10.8	No	5/2/2020	4	4	5/2/2020
Desert States Employers & UFCW Unions Pension Plan	9.1	9.3	9.1	Yes	5/9/2019 to 11/5/2022	16	13	10/24/2020
UFCW International Union—Industry Pension Fund(5)	13.1	12.4	8.6	No	8/25/2018 to 11/5/2022	27	8	6/11/2022
Mid Atlantic Pension Fund	6.6	6.8	6.9	No	10/26/2019 to 2/22/2020	19	16	10/26/2019
Retail Food Employers and UFCW Local 711 Pension Trust Fund	7.1	6.6	5.4	No	5/19/2018 to 12/13/2020	7	2	3/3/2019
Oregon Retail Employees Pension Trust	7.6	6.6	2.3	No	9/1/2016 to 12/6/2019	111	25	8/4/2018
Other funds	18.6	19.0	22.4

Total Company contributions to U.S. multiemployer pension plans	$451.1	$431.2	$399.1

(1)

PPA established three categories (or “zones”) of plans: (1) “Green Zone” for healthy; (2) “Yellow Zone” for endangered; and (3) “Red Zone” for critical. These categories are based upon the funding ratio of the plan assets to plan liabilities. In general, Green Zone plans have a funding ratio greater than 80%, Yellow Zone plans have a funding ratio between 65% - 79%, and Red Zone plans have a funding ratio less than 65%.

(2)

Under the PPA, a surcharge may be imposed when employers make contributions under a collective bargaining agreement that is not in compliance with a rehabilitation plan. As of February 23, 2019, the collective bargaining agreements under which the Company was making contributions were in compliance with rehabilitation plans adopted by the applicable pension fund.

(3)	These columns represent the number of most significant collective bargaining agreements aggregated by common expiration dates for each of the Company’s pension funds listed above.
(4)	The information for this fund was obtained from the Form 5500 filed for the plan’s year-end at March 31, 2018 and March 31, 2017.
(5)	The information for this fund was obtained from the Form 5500 filed for the plan’s year-end at June 30, 2017 and June 30, 2016.
(6)	The information for this fund was obtained from the Form 5500 filed for the plan’s year-end at September 30, 2017 and September 30, 2016.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Collective Bargaining Agreements

As of February 23, 2019, the Company had approximately 267,000 employees, of which approximately 170,000 were covered by collective bargaining agreements. During fiscal 2018, collective bargaining agreements covering approximately 8,500 employees were renegotiated. Collective bargaining agreements covering approximately 106,000 employees have expired or are scheduled to expire in fiscal 2019.

Multiemployer Health and Welfare Plans

The Company makes contributions to multiemployer health and welfare plans in amounts set forth in the related collective bargaining agreements. These plans provide medical, dental, pharmacy, vision, and other ancillary benefits to active employees and retirees as determined by the trustees of each plan. The majority of the Company’s contributions cover active employees and as such, may not constitute contributions to a postretirement benefit plan. However, the Company is unable to separate contribution amounts to postretirement benefit plans from contribution amounts paid to active employee plans. Total contributions to multiemployer health and welfare plans were $1.3 billion, $1.2 billion and $1.2 billion for fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

Defined Contribution Plans and Supplemental Retirement Plans

Many of the Company’s employees are eligible to contribute a percentage of their compensation to defined contribution plans (“401(k) Plans”). Participants in the 401(k) Plans may become eligible to receive a profit-sharing allocation in the form of a discretionary Company contribution based on employee compensation. In addition, the Company may also provide matching contributions based on the amount of eligible compensation contributed by the employee. The Company provides supplemental retirement benefits through the Albertson’s LLC Executive Deferred Compensation Makeup Plan and the United Supplemental Plan, which provide certain key employees with retirement benefits that supplement those provided by the 401(k) Plans. All Company contributions to the 401(k) Plans are made at the discretion of the Company’s board of directors. Total contributions for these plans were $45.1 million, $44.6 million and $38.8 million for fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

NOTE 13—RELATED PARTIES AND OTHER RELATIONSHIPS

Transition Services Agreement with SuperValu

The Consolidated Financial Statements include expenses for certain support functions provided by SuperValu through Transition Services Agreements (“TSA”) including, but not limited to, general corporate expenses related to finance, legal, information technology, warehouse and distribution, human resources, communications, processing and handling cardholder data, and procurement of goods. Fees are calculated on a per-store and distribution center basis of fixed and variable costs for services.

On April 16, 2015, the Company entered into a letter agreement regarding the TSA with SuperValu (the “TSA Letter Agreement”) pursuant to which SuperValu will provide services to the Company as needed to transition and wind down the TSA and the services SuperValu provides under the TSA. In exchange for these transition and wind down services, the TSA Letter Agreement calls for eight payments of $6.25 million every six months for aggregate fees of $50.0 million. These payments are separate from and incremental to the fixed and variable fees the Company pays to SuperValu under the TSA. The parties also agreed to negotiate in good faith if either the costs associated with the transition and wind down services are materially higher (i.e. 5.0% or more) than anticipated, or SuperValu is not performing in all material respects the transition and wind down services as needed to support the Company’s transition and wind down activities.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

On October 17, 2017, the Company exercised its right to terminate the TSAs with SuperValu. The Company’s TSAs terminated during the third quarter of fiscal 2018.

Summary of SuperValu activity

Activities with SuperValu that are included in the Consolidated Statements of Operations and Comprehensive Income (Loss) consisted of the following (in millions):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Supply agreements included in Cost of sales	$1,064.8	$1,674.7	$1,749.1
Selling and administrative expenses	40.7	119.4	157.1

Total	$1,105.5	$1,794.1	$1,906.2

Cerberus

In connection with the Safeway acquisition, the Company entered into a four-year management agreement with Cerberus Capital Management, L.P. and the consortium of investors, which commenced on January 30, 2015, requiring an annual management fee of $13.8 million. The Company made the final payment under the management agreement in the fourth quarter of fiscal 2017. The agreement was extended for a fifth year and a payment of the $13.8 million management fee was made in the fourth quarter of fiscal 2018.

NOTE 14—COMMITMENTS AND CONTINGENCIES AND OFF BALANCE SHEET ARRANGEMENTS

Guarantees

California Department of Industrial Relations:     On October 24, 2012, the Office of Self-Insurance Plans, a program within the director’s office of the California Department of Industrial Relations (the “DIR”), notified SuperValu, which was then the owner of NALP, a wholly-owned subsidiary of the Company, that additional collateral was required to be posted in connection with the Company’s, and certain other subsidiaries’, California self-insured workers’ compensation obligations pursuant to applicable regulations. The notice from the DIR stated that the additional collateral was required as a result of an increase in estimated future liabilities, as determined by the DIR pursuant to a review of the self-insured California workers’ compensation claims with respect to the applicable businesses. On January 21, 2014, the Company entered into a Collateral Substitution Agreement with the California Self-Insurers’ Security Fund to provide collateral. The collateral not covered by the California Self-Insurers’ Security Fund is covered by an irrevocable LOC for the benefit of the State of California Office of Self-Insurance Plans. The amount of the LOC is adjusted annually based on semi-annual filings of an actuarial study reflecting liabilities as of December 31 of each year reduced by claim closures and settlements. The related LOC was $143.0 million as of February 23, 2019 and $205.6 million as of February 24, 2018.

Lease Guarantees:     The Company may have liability under certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, the Company could be responsible for the lease obligation. Because of the wide dispersion among third parties and the variety of remedies available, the Company believes that if an assignee became insolvent, it would not have a material effect on the Company’s financial condition, results of operations or cash flows.

The Company also provides guarantees, indemnifications and assurances to others in the ordinary course of its business.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Legal Proceedings

The Company is subject from time to time to various claims and lawsuits arising in the ordinary course of business, including lawsuits involving trade practices, lawsuits alleging violations of state and/or federal wage and hour laws (including alleged violations of meal and rest period laws and alleged misclassification issues), real estate disputes and other matters. Some of these suits purport or may be determined to be class actions and/or seek substantial damages.

It is the opinion of the Company’s management that although the amount of liability with respect to certain of the matters described herein cannot be ascertained at this time, any resulting liability of these and other matters, including any punitive damages, will not have a material adverse effect on the Company’s business or financial condition.

The Company continually evaluates its exposure to loss contingencies arising from pending or threatened litigation and believes it has made provisions where the loss contingency can be reasonably estimated and an adverse outcome is probable. Nonetheless, assessing and predicting the outcomes of these matters involves substantial uncertainties. Management currently believes that the aggregate range of reasonably possible loss for the Company’s exposure in excess of the amount accrued is expected to be immaterial to the Company. It remains possible that despite management’s current belief, material differences in actual outcomes or changes in management’s evaluation or predictions could arise that could have a material effect on the Company’s financial condition, results of operations or cash flows.

Office of Inspector General:     In January 2016, the Company received a subpoena from the Office of the Inspector General of the Department of Health and Human Services (the “OIG”) pertaining to the pricing of drugs offered under the Company’s MyRxCare discount program and the impact on reimbursements to Medicare, Medicaid and TRICARE (the “Government Health Programs”). In particular, the OIG is requesting information on the relationship between the prices charged for drugs under the MyRxCare program and the “usual and customary” prices reported by the Company in claims for reimbursements to the Government Health Programs or other third-party payors. The Company cooperated with the OIG in the investigation. The Company is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

Civil Investigative Demand:     On December 16, 2016, the Company received a civil investigative demand from the United States Attorney for the District of Rhode Island in connection with a False Claims Act investigation relating to the Company’s influenza vaccination programs. The investigation concerns whether the Company’s provision of store coupons to its customers who received influenza vaccinations in its store pharmacies constituted an improper benefit to those customers under the federal Medicare and Medicaid programs. The Company believes that its provision of the store coupons to its customers is an allowable incentive to encourage vaccinations. The Company cooperated with the U.S. Attorney in the investigation. The Company is currently unable to determine the probability of the outcome of this matter or the range of possible loss, if any.

Security Breach:     In 2014, the Company was the subject of criminal intrusions by the installation of malware on a portion of its computer network that processes payment card transactions for approximately 800 of its stores through its then service provider SuperValu. The Company believes these were attempts to collect payment card data. The forensic investigation into the intrusions indicated that although the Company was then compliant with the Payment Card Industry (PCI) Data Security Standards issued by the PCI Council, it was not compliant with all of these standards at the time of the intrusions. As a result, the Company was assessed by certain card companies for incremental counterfeit fraud losses, non-ordinary course expenses (such as card reissuance costs) and case management costs. The Company has paid or recorded an estimated liability for all of such

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

assessments, and is seeking recovery from MasterCard of its assessment. As a result of the intrusion, two class action complaints were filed against the Company by consumers. These complaints have been dismissed, although the appeal of the dismissal of one case remains pending. In 2015, the Company also received a letter from the Office of the Attorney General of the Commonwealth of Pennsylvania stating that the Illinois and Pennsylvania Attorneys General Offices were leading a multi-state group requesting specified information concerning the two data breach incidents. The Company has cooperated with the investigation. The multi-state group did not make a monetary demand, and the Company is unable to estimate the possibility or range of loss, if any.

Terraza/Lorenz:     Two lawsuits have been brought against Safeway and the Safeway Benefits Plan Committee (the “Benefit Plans Committee,” and together with Safeway, the “Safeway Benefits Plans Defendants”) and other third parties alleging breaches of fiduciary duty under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with respect to Safeway’s 401(k) Plan (the “Safeway 401(k) Plan”). On July 14, 2016, a complaint (“Terraza”) was filed in the United States District Court for the Northern District of California by a participant in the Safeway 401(k) Plan individually and on behalf of the Safeway 401(k) Plan. An amended complaint was filed on November 18, 2016. On August 25, 2016, a second complaint (“Lorenz”) was filed in the United States District Court for the Northern District of California by another participant in the Safeway 401(k) Plan individually and on behalf of all others similarly situated against the Safeway Benefits Plans Defendants and against the Safeway 401(k) Plan’s former recordkeepers. An amended complaint was filed on September 16, 2016, and a second amended complaint was filed on November 21, 2016. In general, both lawsuits allege that the Safeway Benefits Plans Defendants breached their fiduciary duties under ERISA regarding the selection of investments offered under the Safeway 401(k) Plan and the fees and expenses related to those investments. On March 13, 2017, the United States District Court for the Northern District of California denied the Safeway Benefits Plan Defendants’ motion to dismiss with respect to Terraza, and granted in part and denied in part the Safeway Benefits Plan Defendants’ motion to dismiss with respect to Lorenz. Discovery closed on June 8, 2018. The parties filed summary judgment motions, which were heard and taken under submission on August 16, 2018. Plaintiffs’ motion was denied and defendants’ motion was granted in part and denied in part. Bench trials for both matters are set for May 6, 2019. Though the Company believes these lawsuits are without merit and intends to contest each of them vigorously, it has recorded an estimated liability for these matters.

False Claims Act:     The Company is currently subject to two qui tam actions alleging violations of the False Claims Act (“FCA”). Violations of the FCA are subject to treble damages and penalties of up to a specified dollar amount per false claim. In United States ex rel. Schutte and Yarberry v. SuperValu, New Albertson’s, Inc., et al, which is pending in the U.S. District Court for the Central District of Illinois, the relators allege that defendants (including various subsidiaries of the Company) overcharged federal healthcare programs by not providing the government, as a part of usual and customary prices, the benefit of discounts given to customers who requested that defendants match competitor prices. The complaint was originally filed under seal and amended on November 30, 2015. Both sides have moved for summary judgment, and motions are pending before the court. Discovery is complete, and trial will be set after the Court rules on the pending dispositive motions. In United States ex rel. Proctor v. Safeway, also pending in the Central District of Illinois, the relator alleges that Safeway submitted fraudulent, inflated pricing information to government healthcare programs in connection with prescription drug claims, by failing to include pharmacy discount program pricing as a part of its usual and customary prices. On August 26, 2015, the underlying complaint was unsealed. Discovery is complete and trial is currently set for September 10, 2019. In both of the above cases, the government previously investigated the relators’ allegations and declined to intervene. Relators elected to pursue their respective cases on their own and in each case have alleged FCA damages in excess of $100 million, before trebling and excluding penalties. The Company is vigorously defending each of these matters and believes each of these cases is without merit. The Company has recorded an estimated liability for these matters.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Company was also subject to another FCA qui tam action entitled United States ex rel. Zelickowski v. Albertson’s LLC. In that case, the relators alleged that Albertson’s LLC overcharged federal healthcare programs by not providing the government, as a part of its usual and customary prices to the government, the benefit of discounts given to customers who enrolled in the Albertson’s LLC discount-club program. The complaint was originally filed under seal and amended on June 20, 2017. On December 17, 2018, the case was dismissed, without prejudice.

Alaska Attorney General’s Investigation:     On May 22, 2018, the Company received a subpoena from the Office of the Attorney General for the State of Alaska (the “Alaska Attorney General”) stating that the Alaska Attorney General has reason to believe the Company has engaged in unfair or deceptive trade practices under Alaska’s Unfair Trade Practices and Consumer Act and seeking documents regarding the Company’s policies, procedures, controls, training, dispensing practices and other matters in connection with the sale and marketing of opioid pain medications. The Company has been cooperating with the Alaska Attorney General in this investigation. The Company does not currently have a basis to believe it has violated Alaska’s Unfair Trade Practices and Consumer Act, however, at this time, the Company is unable to determine the probability of the outcome of this matter or estimate a range of reasonably possible loss, if any.

Opioid Litigation:     Albertson’s LLC is one of multiple defendants named in a complaint brought by The Blackfeet Tribe of the Blackfeet Indian Reservation asserting unspecified allegations that the Company contributed to the national opioid epidemic. An amended complaint was filed on August 29, 2018 in the United States District Court for the Northern District of Ohio as one of approximately 1,623 cases filed in or transferred to that district for coordinated or consolidated pretrial proceedings pursuant to 28 U.S.C. §1407. The Company was served on January 11, 2019 and filed a motion to dismiss on February 15, 2019. The Company has recently been named in ten additional actions also pending in the Northern District of Ohio under the rules governing multidistrict litigation. In addition, the State of New Mexico recently commenced a similar action against the Company and others in the County of Santa Fe, New Mexico. The Company is vigorously defending these matters and believes that these cases are without merit. At this early stage in the proceedings, the Company is unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

Other Commitments

In the ordinary course of business, the Company enters into various supply contracts to purchase products for resale and purchase and service contracts for fixed asset and information technology commitments. These contracts typically include volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations.

NOTE 15—OTHER COMPREHENSIVE INCOME OR LOSS

Total comprehensive earnings are defined as all changes in stockholders’ equity during a period, other than those from investments by or distributions to stockholders/members. Generally, for the Company, total comprehensive income equals net income plus or minus adjustments for interest rate swaps, pension and other post-retirement liabilities and foreign currency translation adjustments, driven primarily by the Company’s equity method investment in Casa Ley.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

While total comprehensive earnings are the activity in a period and are largely driven by net earnings in that period, accumulated other comprehensive income or loss (“AOCI”) represents the cumulative balance of other comprehensive income, net of tax, as of the balance sheet date. AOCI is primarily the cumulative balance related to interest rate swaps, pension and other post-retirement benefit adjustments and foreign currency translation adjustments. Changes in the AOCI balance by component are shown below (in millions):

	Fiscal 2018
	Total	Interest rate swaps	Pension and Post- retirement benefit plan items	Foreign currency translation adjustments	Other
Beginning AOCI balance	$191.1	$18.9	$171.9	$(1.1)	$1.4
Other comprehensive loss before reclassifications	(129.8)	(18.6)	(110.0)	(0.3)	(0.9)
Amounts reclassified from Accumulated other comprehensive income	(5.6)	(2.3)	(2.7)	—	(0.6)
Tax benefit	35.6	5.4	29.6	—	0.6

Current-period other comprehensive loss, net	(99.8)	(15.5)	(83.1)	(0.3)	(0.9)

Ending AOCI balance	$91.3	$3.4	$88.8	$(1.4)	$0.5

	Fiscal 2017
	Total	Interest rate swaps	Pension and Post- retirement benefit plan items	Foreign currency translation adjustments	Other
Beginning AOCI balance	$(12.8)	$(28.1)	$79.7	$(66.1)	$1.7
Other comprehensive income before reclassifications	207.0	33.7	143.1	23.7	6.5
Amounts reclassified from Accumulated other comprehensive income	90.9	32.4	(21.3)	84.9	(5.1)
Tax (expense) benefit	(94.0)	(19.1)	(29.6)	(43.6)	(1.7)

Current-period other comprehensive income (loss), net	203.9	47.0	92.2	65.0	(0.3)

Ending AOCI balance	$191.1	$18.9	$171.9	$(1.1)	$1.4

NOTE 16—NET INCOME (LOSS) PER COMMON SHARE

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, including common shares to be issued with no prior remaining contingencies prior to issuance. The computation of diluted net income (loss) per share reflects the dilutive effects of potentially issuable common shares related to outstanding Phantom Units. Performance-based Phantom Units are considered dilutive when the related performance criterion has been met.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The components of basic and diluted net income (loss) per common share were as follows (in millions, except per share data):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Net Income (loss)	$131.1	$46.3	$(373.3)
Weighted average common shares outstanding (1)	280.1	279.7	279.7
Dilutive effect of potential common shares (2)	0.1	—	—
Weighted average common shares and potential dilutive common shares outstanding	280.2	279.7	279.7

Basic net income (loss) per common share	$0.47	$0.17	$(1.33)
Diluted net income (loss) per common share	0.47	0.17	(1.33)

(1)	Fiscal 2018 includes 0.9 million common shares remaining to be issued. For fiscal 2017 and fiscal 2016, there were no common shares remaining to be issued, respectively.
(2)

There were no potential common shares outstanding that were antidilutive for fiscal 2018. For fiscal 2017 and fiscal 2016, there were 1.3 million and 1.6 million potential common shares excluded, respectively, from the diluted net income (loss) per share calculations because they would have been antidilutive.

NOTE 17—QUARTERLY INFORMATION (unaudited)

The summarized quarterly financial data presented below reflects all adjustments, which in the opinion of management, are of a normal and recurring nature and are necessary for a fair statement of the results for the interim periods presented (in millions):

	Fiscal 2018
	52 Weeks	Last 12 Weeks	Third 12 Weeks	Second 12 Weeks	First 16 Weeks
Net sales and other revenue	$60,534.5	$14,016.6	$13,840.4	$14,024.1	$18,653.4
Gross profit	16,894.6	4,058.7	3,852.4	3,812.8	5,170.7
Operating income	787.3	288.4	174.4	131.4	193.1
Income (loss) before income taxes	52.2	137.0	(19.8)	(44.3)	(20.7)
Income tax (benefit) expense	(78.9)	1.4	(65.4)	(11.9)	(3.0)

Net income (loss)	$131.1	$135.6	$45.6	$(32.4)	$(17.7)

Basic and diluted net income (loss) per common share	$0.47	$0.49	$0.16	$(0.12)	$(0.06)

Net income for the third quarter of fiscal 2018 includes the Company’s provisional SAB 118 adjustment of $60.3 million related to the Tax Cuts and Jobs Act (the “Tax Act”). Net income for the second quarter of fiscal 2018 includes the Company’s $135.8 million net gain on property dispositions, asset impairments and lease exit costs.

	Fiscal 2017
	52 Weeks	Last 12 Weeks	Third 12 Weeks	Second 12 Weeks	First 16 Weeks
Net sales and other revenue	$59,924.6	$14,033.7	$13,599.2	$13,831.7	$18,460.0
Gross profit	16,361.1	3,948.3	3,624.6	3,729.7	5,058.5
Operating (loss) income(1)	(56.6)	181.8	(101.0)	(219.8)	82.4
(Loss) income before income taxes	(917.5)	15.3	(305.4)	(422.9)	(204.5)
Income tax (benefit) expense	(963.8)	(373.0)	(523.5)	(67.7)	0.4

Net income (loss)	$46.3	$388.3	$218.1	$(355.2)	$(204.9)

Basic and diluted net income (loss) per common share	$0.17	$1.39	$0.78	$(1.27)	$(0.73)

(1)

Fiscal 2017 has been adjusted for the retrospective adoption of Accounting Standards Update (“ASU”) 2017-07, “Compensation—Retirement Benefits (Topic 715)—Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” in the first quarter of fiscal 2018. We reclassified non-service pension and post-retirement cost components to Other income from Selling and administrative expenses. See Note 1 - Description of business, basis of presentation and summary of significant accounting policies.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Net loss for the second quarter of fiscal 2017 includes a goodwill impairment charge of $142.3 million. Net income during fiscal 2017 includes additional asset impairment charges of $100.9 million.

Net income in the third quarter of fiscal 2017 includes a non-cash income tax benefit of $359.0 million related to the release of a substantial portion of NALP’s valuation allowance associated with the Reorganization Transactions. Fiscal 2017 reflects a net non-cash income tax benefit of $218.0 million related to the release of substantially all of NALP’s valuation allowance, a difference of $141.0 million due to additional valuation allowance recorded for the first three quarters of fiscal 2017 through the date of the Reorganization Transactions. Net income for the fourth quarter of fiscal 2017 includes a net non-cash income tax benefit of $430.4 million as a result of the reduction in net deferred tax liabilities due to the lower corporate income tax rate from the enactment of the Tax Act, partially offset by an increase of $46.7 million in net deferred tax liabilities from the Company’s limited liability companies related to the Reorganization Transactions.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

             Shares

Albertsons Companies, Inc.

Common Stock

Through and including                 , 20                (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$
FINRA filing fee
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the DGCL, ACI’s certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director.

As permitted by the DGCL, ACI’s bylaws provide that:

•	ACI is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	ACI may indemnify its other employees and agents as set forth in the DGCL;

•

ACI is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

ACI has entered, and intends to continue to enter, into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in ACI’s certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of ACI regarding which indemnification is sought. The indemnification provisions in ACI’s certificate of incorporation, bylaws and the indemnification agreements entered into or to be entered into between ACI and each of its directors and executive officers may be sufficiently broad to permit indemnification of ACI’s directors and executive officers for liabilities arising under the Securities Act. ACI currently carries liability insurance for its directors and officers.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding all unregistered securities sold, issued or granted by us within the past three years.

On October 17, 2016, January 5, 2017, January 23, 2017, February 26, 2017, March 1, 2017, April 19, 2017, May 11, 2017, July 19, 2017, August 3, 2017, October 23, 2017, January 11, 2018, February 28, 2018, March 1, 2018, May 21, 2018, August 28, 2018, September 11, 2018, October 10, 2018, November 9, 2018, January 2, 2019, February 24, 2019, July 1, 2019, August 19, 2019, September 11, 2019 and October 1, 2019, we granted 66,228, 16,557, 33,114, 12,176, 82,785, 82,785, 149,013, 264,912, 49,671, 140,733, 132,456, 15,720, 222,498, 75,000, 22,767, 250,000, 100,000, 1,281,416, 13,140, 35,320, 7,653, 41,907, 242,424 and 42,746 Phantom Units, respectively, to certain of our officers, executives, directors and consultants under our Phantom Unit Plan. Each Phantom Unit is generally subject to time- and performance-based vesting, and upon vesting, each Phantom Unit converts into one management incentive unit of each of Albertsons Investor and KIM ACI.

On December 3, 2017, Albertsons Companies, LLC and its parent, AB Acquisition, completed a reorganization of their legal entity structure whereby the existing equityholders of AB Acquisition each contributed their equity interests in AB Acquisition to Albertsons Investor or KIM ACI. In exchange, equityholders received a proportionate share of units in Albertsons Investor and KIM ACI, respectively. Albertsons Investor and KIM ACI then contributed all of the equity interests they received to ACI in exchange for common stock issued by ACI.

On October 21, 2019, we issued 1,547,694 shares of common stock to Albertsons Investor and 167,608 shares of common stock to KIM ACI in consideration for the issuance of Phantom Units and the settlement of Phantom Units upon vesting.

Unless otherwise stated, the sales and/or granting of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their employment or other relationship with us or through other access to information provided by us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b) Financial Statement Schedules

All financial statement schedules have been omitted because the required information is included in the consolidated financial statements and the notes thereto or the information therein is not applicable.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Certificate of Incorporation of Albertsons Companies, Inc., including Amendments of Certificate of Incorporation, dated September 21, 2015 and February 16, 2018 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-4 filed with the SEC on April 6, 2018)

3.2	Amended and Restated Bylaws of Albertsons Companies, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on April 24, 2019)

4.1	Stockholders’ Agreement, dated as of December 3, 2017 by and among Albertsons Companies, Inc., Albertsons Investor and KIM ACI (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K15D5 filed with the SEC on March 1, 2018)

4.2	Indenture, dated September 10, 1997, between Safeway Inc., and the Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.3	Form of Officers’ Certificate establishing the terms of Safeway Inc.’s 3.95% Notes due 2020, including the form of Notes (incorporated by reference to Exhibit 4.5 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.4	Form of Officers’ Certificate establishing the terms of Safeway Inc.’s 4.75% Notes due 2021, including the form of Notes (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 8, 2015)

4.5	Form of Officers’ Certificate establishing the terms of Safeway Inc.’s 7.45% Senior Debentures due 2027, including the form of Notes (incorporated by reference to Exhibit 4.6 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.6	Form of Officers’ Certificate establishing the terms of Safeway Inc.’s 7.25% Debentures due 2031, including the form of Notes (incorporated by reference to Exhibit 4.7 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.7	Indenture, dated May 1, 1992, between New Albertson’s, Inc. (as successor to Albertson’s, Inc.) and U.S. Bank Trust National Association (as successor to Morgan Guaranty Trust Company of New York), as trustee (as supplemented by Supplemental Indenture No. 1, dated as of May 7, 2004; Supplemental Indenture No. 2, dated as of June 1, 2006; Supplemental Indenture No. 3, dated as of December 29, 2008 and Supplemental Indenture No. 4, dated as of December 3, 2017) (incorporated by reference to Exhibit 4.10 to the Company’s Registration Statement on Form S-4 filed with the SEC on April 6, 2018)

4.8	Indenture, dated May 1, 1995, between American Stores Company, LLC and Wells Fargo Bank, National Association (as successor to The First National bank of Chicago), as trustee (as further supplemented) (incorporated by reference to Exhibit 4.11 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description

4.9	Indenture, dated May 31, 2016, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024 (incorporated by reference to Exhibit 4.17 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.9.1	First Supplemental Indenture dated as of December 23, 2016, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024 (incorporated by reference to Exhibit 4.19 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.9.2	Second Supplemental Indenture dated as of April 21, 2017, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024 (incorporated by reference to Exhibit 4.21 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.9.3	Third Supplemental Indenture dated as of May 5, 2017, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC, the additional issuers and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024 (incorporated by reference to Exhibit 4.5 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 23, 2017)

4.9.4	Fourth Supplemental Indenture dated as of December 3, 2017, by and among Albertsons Companies, LLC, New Albertsons L.P., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024 (incorporated by reference to Exhibit 4.12.4 to the Company’s Registration Statement on Form S-4 filed with the SEC on April 6, 2018)

4.9.5	Fifth Supplemental Indenture dated as of February 25, 2018, by and among Albertsons Companies, Inc., New Albertsons L.P., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024 (incorporated by reference to Exhibit 4.12.5 to the Company’s Registration Statement on Form S-4 filed with the SEC on April 6, 2018)

4.9.6	Sixth Supplemental Indenture dated as of November 16, 2018, by and among Albertsons Companies, Inc., New Albertsons L.P., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024 (incorporated by reference to Exhibit 4.9.6 to the Company’s Annual Report on Form 10-K filed with the SEC on April 24, 2019)

4.9.7	Seventh Supplemental Indenture dated as of April 17, 2019, by and among Albertsons Companies, Inc., New Albertsons L.P., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024 (incorporated by reference to Exhibit 4.9.7 to the Company’s Annual Report on Form 10-K filed with the SEC on April 24, 2019)

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description

4.10	Indenture, dated August 9, 2016, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025 (incorporated by reference to Exhibit 4.18 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.10.1	First Supplemental Indenture dated as of December 23, 2016, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025 (incorporated by reference to Exhibit 4.20 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.10.2	Second Supplemental Indenture dated as of April 21, 2017, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025 (incorporated by reference to Exhibit 4.22 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.10.3	Third Supplemental Indenture dated as of May 5, 2017, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025 (incorporated by reference to Exhibit 4.24 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

4.10.4	Fourth Supplemental Indenture dated as of December 3, 2017, by and among Albertsons Companies, LLC, New Albertsons L.P., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025 (incorporated by reference to Exhibit 4.13.4 to the Company’s Registration Statement on Form S-4 filed with the SEC on April 6, 2018)

4.10.5	Fifth Supplemental Indenture dated as of February 25, 2018, by and among Albertsons Companies, Inc., New Albertsons L.P., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025 (incorporated by reference to Exhibit 4.13.5 to the Company’s Registration Statement on Form S-4 filed with the SEC on April 6, 2018)

4.10.6	Sixth Supplemental Indenture dated as of November 16, 2018, by and among Albertsons Companies, Inc., New Albertsons L.P., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025 (incorporated by reference to Exhibit 4.10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on April 24, 2019)

4.10.7	Seventh Supplemental Indenture dated as of April 17, 2019, by and among Albertsons Companies, Inc., New Albertsons L.P., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025 (incorporated by reference to Exhibit 4.10.7 to the Company’s Annual Report on Form 10-K filed with the SEC on April 24, 2019)

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description

4.11	Indenture, dated as of February 5, 2019, by and among Albertsons Companies, Inc., Safeway Inc., New Albertsons, L.P., Albertson’s LLC, the guarantors party thereto from time to time, and Wilmington Trust, National Association, as Trustee with respect to the 7.5% Senior Secured Notes due 2026 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2019)

4.11.1	First Supplemental Indenture, dated as of April 17, 2019, by and among Albertsons Companies, Inc., Safeway Inc., New Albertsons, L.P., Albertson’s LLC, the guarantors party thereto from time to time, and Wilmington Trust, National Association, as trustee with respect to the 7.5% Senior Notes due 2026 (incorporated by reference to Exhibit 4.11.1 to the Company’s Annual Report on Form 10-K filed with the SEC on April 24, 2019)

4.12	Indenture, dated as of August 15, 2019, by and among Albertsons Companies, Inc., Safeway Inc., New Albertsons, L.P., Albertson’s LLC, the guarantors party thereto from time to time, and Wilmington Trust, National Association, as Trustee with respect to the 5.875% Senior Secured Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2019)

5.1*	Opinion of Schulte Roth & Zabel LLP

10.1	Third Amended and Restated Asset-Based Revolving Credit Agreement, dated as of November 16, 2018, among Albertsons Companies, Inc., as lead borrower, the subsidiary borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A. as administrative and collateral agent (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2018)

10.2	Amendment No. 8, dated as of August 15, 2019, to the Second Amended and Restated Term Loan Agreement, dated as of August 25, 2014 and effective as of January 30, 2015, among Albertsons Companies, Inc., Albertson’s LLC, the co-borrowers party thereto, the guarantors party thereto, the parties thereto from time to time as lenders and Credit Suisse AG, Cayman Islands Branch, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2019)

10.3	Decision and Order, dated January 27, 2015, between the Federal Trade Commission, Cerberus Institutional Partners V, L.P., AB Acquisition LLC and Safeway Inc. (incorporated by reference to Exhibit 10.10 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

10.4†	Employment Agreement, dated March 13, 2006, between Albertsons Companies, Inc. (as successor to AB Acquisition LLC) and Robert Miller, as amended on March 6, 2014 (incorporated by reference to Exhibit 10.15 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

10.5†	Letter Agreement, dated September 21, 2015, between Albertsons Companies, Inc. and Sharon Allen (incorporated by reference to Exhibit 10.19 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

10.6†	Letter Agreement, dated September 21, 2015, between Albertsons Companies, Inc. and Steven A. Davis (incorporated by reference to Exhibit 10.20 to the Albertsons Companies, LLC’s Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

10.7†	Employment Agreement, dated March 1, 2018, between Albertsons Companies, Inc. and James L. Donald (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2018)

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description

10.8	Agreement of Purchase and Sale of Real Estate, dated September 25, 2017 by and among CF Albert LLC and the entities listed on Annex A thereto (incorporated by reference to Exhibit 10.1 to the Albertsons Companies, LLC’s Current Report on Form 8-K filed with the SEC on September 29, 2017)

10.9†	Letter Agreement, dated January 12, 2018, by and among Albertsons Companies, Inc., AB Acquisition LLC and Robert G. Miller (incorporated by reference to Exhibit 10.2 to the Albertsons Companies, LLC’s Quarterly Report on Form 10-Q filed with the SEC on January 16, 2018)

10.10†	Employment Agreement, dated September 11, 2018, by and among Albertsons Companies, Inc., and James L. Donald (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2018)

10.11†	Employment Agreement, dated March 25, 2019, between Albertsons Companies, Inc. and Vivek Sankaran (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 29, 2019)

10.12†	Emeritus Agreement, dated March 25, 2019, between Albertsons Companies, Inc. and Robert G. Miller (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 29, 2019)

10.13†	Amended and Restated Employment Agreement, effective as of April 25, 2019, by and between Albertsons Companies, Inc. and James L. Donald (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 22, 2019)

10.14†*	Amended and Restated Employment Agreement, dated May 1, 2019, between Albertsons Companies, Inc. and Robert Dimond

10.15†*	Amended and Restated Employment Agreement, dated May 1, 2019, between Albertsons Companies, Inc. and Shane Sampson

10.16†*	Amended and Restated Employment Agreement, dated May 1, 2019, between Albertsons Companies, Inc. and Anuj Dhanda

10.17†*	Amended and Restated Employment Agreement dated May 1, 2019, between Albertsons Companies, Inc. and Susan Morris

10.18†	Separation Agreement, dated as of August 21, 2019, by and between Albertsons Companies, Inc. and Shane Sampson (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 22, 2019)

21.1	Schedule of Subsidiaries of Albertsons Companies, Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on April 24, 2019)

23.1*	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)

23.2*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.3*	Consent of

24.1*	Powers of Attorney (included on signature pages of this Registration Statement)

*	To be filed by amendment.
†	Constitutes a compensatory plan or arrangement.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Boise, Idaho, on the                day of                 , 20                .

Albertsons Companies, Inc.

By:
Vivek Sankaran President, Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vivek Sankaran and Robert B. Dimond, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Albertsons Companies, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Vivek Sankaran	President, Chief Executive Officer and Director (Principal Executive Officer)	, 20

Robert B. Dimond	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	, 20

Robert B. Larson	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	, 20

James L. Donald	Co-Chairman	, 20

Leonard Laufer	Co-Chairman	, 20

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

Dean S. Adler	Director	, 20

Sharon L. Allen	Director	, 20

Steven A. Davis	Director	, 20

Kim Fennebresque	Director	, 20

Allen M. Gibson	Director	, 20

Hersch Klaff	Director	, 20

Jay L. Schottenstein	Director	, 20

Alan H. Schumacher	Director	, 20

Lenard B. Tessler	Director	, 20

B. Kevin Turner	Vice Chairman and Senior Advisor to the CEO	, 20